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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombardier

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 03123

FISCAL YEAR 1-31-08

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DAT: 5/19/08



BUILT ON ingenuity

BOMBARDIER

Annual Report, Year Ended January 31, 2008



FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars, except per share and backlog amounts)

For the years ended January 31	2008	2007
Revenues	**$17,506**	$14,882
EBIT from continuing operations before special items	**$ 902**	$ 577
EBT from continuing operations before special items	**$ 601**	$ 359
Income tax expense	**$ 122**	$ 92
Net income	**$ 317**	$ 268
Earnings per share from continuing operations before special items	**$ 0.26**	$ 0.14
Earnings per share		
Basic	**$ 0.17**	$ 0.14
Diluted	**$ 0.16**	$ 0.14

As at January 31	2008	2007
Total assets	**$20,562**	$18,577
Shareholders' equity	**$ 3,118**	$ 2,733
Net additions to property, plant and equipment	**$ 370**	$ 281
Total backlog (in billions of dollars)	**$ 53.6**	$ 40.7
Book value per common share (in dollars)	**$ 1.60**	$ 1.37
Number of common shares		
Class A	**316,961,957**	317,044,051
Class B	**1,413,700,636**	1,421,575,917

STOCK MARKET PRICE RANGES

(in Canadian dollars)

For the years ended January 31	2008	2007
Class A		
High	**$7.00**	$4.61
Low	**$4.10**	$2.69
Close	**$4.96**	$4.48
Class B		
High	**$6.97**	$4.62
Low	**$4.06**	$2.68
Close	**$4.95**	$4.45

BOMBARDIER'S STOCK PERFORMANCE

January 31, 2005 to January 31, 2008



250
200
150
*100
50
0
January 2005
January 2006
January 2007
January 2008
BBD
SPTSX
S&P 500

MARKET CAPITALIZATION

$8,570 million Cdn

(as at January 31, 2008)

* Index: closing price as at January 31, 2005 = 100

All amounts mentioned in this annual report are in U.S. dollars unless otherwise indicated

At Bombardier, ingenuity is in our DNA.

For every challenge, an ingenious solution.

CHALLENGE:
Open the door to unlimited cross-regional rail travel

SOLUTION

A unique passenger train that adapts to diverse regional rail infrastructures

In France, Bombardier launched the world's first dual-mode, dual-voltage passenger train. The versatile hybrid **AGC** runs on both electric and non-electric tracks, including cross-regional lines powered by different voltages. AGC now travels the entire French rail network—seamlessly.





CHALLENGE:
Balance passenger comfort with a bigger, more profitable jet

SOLUTION

Take off with the *CRJ1000 NextGen* aircraft

With up to 100 seats and the proven low operating costs of *CRJ* Series aircraft, the ***CRJ1000 NextGen*** regional jet continues Bombardier's tradition of innovation. With flexible cabin configurations and enhanced comfort, the *CRJ1000 NextGen* aircraft provides operators with best-in-class economics and *CRJ* Series commonality as it takes the world's most successful family of regional aircraft to new heights.


CRJ1000
NextGen

CHALLENGE:
Create a train that evolves to meet shifting needs in a competitive environment

SOLUTION

The most flexible passenger rail vehicle in the industry

In Germany, the new ***TALENT* 2** regional train provides rail operators with unequalled choice and modularity. Interiors, doors—a host of features can be reconfigured with minimal hassle and expense. *TALENT* 2 can be shaped and reshaped over its life span to fit evolving operator requirements.





CHALLENGE:
Find economical, environmental alternatives

SOLUTION

The quiet green machine

The *Q400* aircraft is an extraordinary advanced technology turboprop, offering carriers exceptional economics with jet-like speed and comfort. Its low fuel consumption, reduced noise and low greenhouse gas emissions make the *Q400* turboprop an unprecedented advancement in regional air solutions.


BOMBARDIER


和谐号

CHALLENGE:
Bring distant cities closer together with clean efficient transport

SOLUTION

The leading edge in high-speed rail technology

In China, Bombardier high-speed trains are connecting key urban centres as part of this country's growing high-speed network. Overnight sleeper trains, the first to travel at 250 km/h, present a new transport alternative, providing new levels of mobility across China's vast geography.





MESSAGE TO SHAREHOLDERS AND EMPLOYEES

Dear shareholders and employees

Across all fronts of our aerospace and rail transportation businesses, the past year's performance was strong. Bombardier products elicited increased demand in traditional and emerging markets to generate unprecedented order volumes and backlogs. Our discipline in reducing costs and executing projects improved sharply. And, we exercised creativity not only in how we design and build products, but equally, in how we enhance customer experience.

For fiscal year 2008, the Corporation's revenues reached $17.5 billion, an 18% improvement over the previous year. Earnings before interest and taxes from continuing operations before special items totalled $902 million, compared to $577 million for the same period last year. Earnings per share (EPS) from continuing operations before special items were at $0.26, up from $0.14 last year. Net income was $317 million, or an EPS of $0.16, compared to $268 million, or an EPS of $0.14 last fiscal year. The Corporation's cash position stood at $3.6 billion, after the repayment of $1.1 billion of long-term debt. Its free cash flow for the year reached $2 billion, compared to last year's $610 million. Total backlog stood at a record $53.6 billion, rising from $40.7 billion last year.

We invite you to open this gatefold for further highlights.

Saluting our people

To a great extent, we owe the past year's progress to Bombardier employees, who embody the resilience and entrepreneurship on which this company was built. Their ingenuity in particular, which we celebrate in this year's report, enables Bombardier to overcome challenges with solutions that respond to customers' needs. We thank them for their unfailing dedication.

Corporate responsibility

Building on Bombardier's legacy of corporate citizenship, last year we launched a more formal approach to our commitment, by publishing a roadmap to corporate responsibility with a view to setting benchmarks and making progress on issues that matter to us and our stakeholders. Bombardier's first full corporate responsibility report will be published late 2008. We are pleased that our activities are already earning recognition, as Bombardier was listed in September as a member of the Dow Jones Sustainability World and North America indexes.

Board changes

During a year marked by progress and change, Bombardier's Board of Directors made invaluable contributions to the Corporation's affairs. We particularly thank Lead Director André Bérard. As well, we acknowledge the devoted service and able support of Michael J. Durham, who stepped down earlier this year, and of Federico Sada G., who will not stand for re-election. Jane F. Garvey, former administrator of the United States Federal Aviation Administration (FAA), was elected to the Board during the year. She brings a deep knowledge of the aviation and transportation sectors to Bombardier's Board.

AEROSPACE

It was a good year for Bombardier Aerospace. In concert with continued strong demand, orders for our business jets and regional aircraft continued to climb, bringing our backlog to an impressive volume. And, in order to sustain future growth, we launched new aircraft, renewed our commitment to outstanding customer service, increased production rates and extended our business presence in key world markets.


CRJ900
NextGen




Regional aircraft

As the past year's healthy demand for Bombardier regional aircraft demonstrates, the airline industry continues to rally. This led to two production rate increases for *CRJ700* and *CRJ900* aircraft, from one aircraft every five days to the current rate of one aircraft every three days. During a year in which we celebrated the 15th anniversary of the first *CRJ* aircraft delivery, we launched the 100-seat *CRJ1000* regional jet, representing the next major step in the evolution of the *CRJ* Series. And to align with the industry's evolving requirements, we also launched the *CRJ NextGen* aircraft family, further enhancing the passenger experience with more comfortable cabins and supporting operators with significant operating cost improvements. As for our turboprop business, we delivered the 800th *Dash 8/Q-Series* turboprop in June. In use by 20 operators worldwide, our flagship *Q400* leads all regional turboprops in speed, range, passenger comfort and operating economics, even more so with the new *Q400 NextGen* aircraft, launched in March 2008.

Business aircraft

The first *Learjet 60 XR* business jet entered into service in July, followed in October by the launch of the all-new *Learjet 85* aircraft. Redefining the midsize category, this all-composite aircraft will set the standard for all competing business jets.

The new *Challenger 605* business jet, offering the widest stand-up cabin in its category, also entered into service during the past year. In September, we unveiled the *Global Vision* flight deck for the *Bombardier Global 5000* and *Global Express XRS* business jets, providing their pilots with exceptional situational awareness and comfort.

Raising our sights

The signing of a memorandum of understanding (MOU) with China Aviation Industry Corporation (AVIC I) for long-term strategic cooperation in the five-abreast 90- to 149-seat commercial aircraft market is expected to result in increased competitiveness for both Bombardier's *CSeries* and AVIC I's ARJ21-900 aircraft programs, while also supporting our position in China. AVIC I's business units already supply components for several Bombardier aircraft. Furthermore, AVIC I plans to invest $400 million in R&D, facilities and equipment for the Bombardier *CSeries* aircraft, should the program get the green light. Bombardier's *CSeries* team continues to optimize the aircraft configuration to meet customers' requirements for a more economical, flexible and passenger-oriented airliner. Following the Authority to Offer (ATO), a launch decision on the *CSeries* is expected during calendar year 2008.

FISCAL 2008 HIGHLIGHTS

- 698 net orders and 361 deliveries, compared to 363 and 326 respectively for fiscal 2007
- Backlog of $22.7 billion
- Revenue growth of 17% to reach $9.7 billion
- EBIT of $563 million for a margin of 5.8%
- Launch of 100-seat *CRJ1000* and *CRJ NextGen* aircraft family, extending the world's most successful family of regional aircraft
- Launch of clean-sheet *Learjet 85* business jet, with very strong market acceptance
- Resurgence of amphibious aircraft business

698
Net orders

$22.7 billion
Record backlog

At Bombardier Aerospace, the plan to improve EBIT is anchored by three priorities. To work towards these priorities, we have put in place numerous initiatives, the most significant of which are: the Achieving Excellence program; talent management; health and safety; the Amazing Customer Experience program; lean manufacturing/waste elimination; and supplier development and sourcing initiatives.

PRIORITIES	LEADING INITIATIVES	FISCAL 2008 ACHIEVEMENTS
Provide an amazing customer experience	• Continue to focus on product improvements to enhance product reliability • Continue to expand network of regional support offices for regional aircraft customers • Ongoing improvement of business jet interior completion cycle time • Continue parts availability and regional depot inventory optimization plan	• Integrated customer response centres in Montréal and Wichita for business aircraft customers with Aircraft on the Ground (AOG) • Inaugurated new spare parts depots in Brazil and Japan • Reduced cycle time and improved on-time delivery on most aircraft programs • Improved overall parts availability and delivery performance
Reduce operating costs through lean manufacturing/ waste elimination	• Further deploy and integrate lean manufacturing principles at pilot facilities in Belfast, Saint-Laurent and Mirabel • Deploy joint multidisciplinary teams with suppliers • Establish on-site intervention teams to help suppliers recover from supply difficulties when needed	• Created a multi-site supplier development team for commodities presenting high operational risk • Continued to invest in new technologies to increase productivity and quality, and reduce costs • Signed long-term agreements with suppliers to limit Bombardier Aerospace's exposure to price fluctuations and to ensure supply availability
Engage all employees and provide a safe and rewarding workplace	• Achieve Bronze level certification for 100% of work cells, and Silver level qualification for 90% • Hold ongoing talent management discussions as part of Aerospace's succession planning and governance process • Reduce accident frequency ratio to 1.1 per 200,000 hours worked and severity ratio to 32 days lost time per 200,000 hours worked	• Increased Bronze level certification from 62% to 94% of all employees in Achieving Excellence program • Improved initiatives to streamline the Annual Leadership Review process and increased focus on talent discussion • Reduced accident frequency ratio to 1.23 per 200,000 hours worked, from 1.53 last year (was 5.28 in 2000; best in class is 0.3)

CHALLENGE:
Fly ahead in business class

SOLUTION

Redefine the legendary *Learjet*

Bombardier innovates with an industry first: the all-composite structure of the ***Learjet 85*** aircraft. Combining exceptional strength-to-weight ratio, reduced maintenance and optimized performance features, the latest member of the *Learjet* family resets the benchmark for midsize business jets, while maintaining the legendary performance *Learjet* owners demand.





LAURENT BEAUDOIN
PIERRE BEAUDOIN
ANDRÉ NAVARRI

Looking ahead

With its broad diversity in product and geography, across legacy and emerging markets, Bombardier is well positioned for the future. Industry trends support our confidence. In Aerospace, Bombardier's 2007 Commercial Aircraft Market Forecast is positive for the near and long term, calling for delivery of 11,200 aircraft in the 20- to 149-seat category over the next 20 years. This includes 5,300 regional aircraft and 5,900 aircraft in the mainline 100- to 149-seat segment, where we will participate pending a launch decision on the *CSeries* program. Similarly, the 2007 Bombardier Business Aircraft Market Forecast calls for 9,950 deliveries over the next 10 years in segments in which we operate, as compared to the 5,722 aircraft delivered in the past 10 years. Given the aviation industry's rapid growth, Bombardier Aerospace's chief challenge is to ensure on-time aircraft delivery and solid customer support.

The indicators are similarly positive in every market where Bombardier Transportation operates, as awareness grows of the environmental and economic benefits of public transportation. Europe, the world's biggest rail market, is experiencing renewed growth in ridership, high-speed train travel, cross-border freight activity, and public and private investment. North America is undergoing record ridership and major cities are gearing up to replace aging fleets. The emerging markets of China, Russia and India are also building infrastructure to serve their increasingly affluent and urban populations — with China's investments being particularly robust. Given its performance improvement program's solid progress, Bombardier Transportation is well positioned to capitalize on these opportunities and support its leadership.

We are confident that Bombardier has the fundamentals in place to sustain its improved margins and ensure its profitable growth.

LAURENT BEAUDOIN, FCA
Chairman of the Board and
Chief Executive Officer
Bombardier Inc.

PIERRE BEAUDOIN
President and Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

FISCAL 2008 HIGHLIGHTS

- New orders of $11.3 billion, for a solid book-to-bill ratio of 1.5
- Backlog of $30.9 billion
- Strong orders across traditional and emerging markets, and across all product lines
- Revenue growth of 18% to reach $7.8 billion
- EBIT before special items of $339 million for a margin of 4.4%

$11.3 billion

$30.9 billion

At Bombardier Transportation, the strategic goals are to maintain our global market leadership while generating sustainable and profitable growth. To attain these goals, we focus on the following four priorities:

PRIORITIES	LEADING INITIATIVES	FISCAL 2008 ACHIEVEMENTS
Flawless execution	• Ramp up of project management, engineering and production resources necessary to execute record order backlog of more than $30 billion on time, on budget and with high quality • Continue to expand project margins and enhance overall quality of order backlog, focussing on engineering, procurement, manufacturing and project management	• Improved on-time and on-quality delivery, e.g.: first 300 AGC cars delivered with reliability beyond initial expectations; Beijing APM completed only 18 months after contract signing, on time for the 2008 Olympics • Deployed 2,400 new staff across business critical functions — operations, engineering, quality and project management — to build capacity for delivery of record order backlog
Profitable growth	• Continue to penetrate emerging markets with focus on Russia, India and China • Improve order backlog profitability through more efficient and selective bid capture activities • Achieve a sustainable book-to-bill ratio above 1.0	• Achieved strong order intake of $11.3 billion across all geographies, with a book-to-bill ratio of 1.5 • Reached key milestones in new market development: Russia — two joint ventures in propulsion equipment; India — metro cars and signalling system contracts; China — first contract for high-speed trains using *ZEFIRO* technology • Achieved revenue growth of 18%
Value-based solutions	• Develop and intensify proactive customer relationships to anticipate evolving customer needs • Develop and package value-added solutions to market innovations	• Successfully introduced innovative solutions: *TALENT* 2 regional and commuter trains can be reconfigured to changing operational requirements; AGC "bi-bi," the world's first hybrid train • Won several awards, highlighting the unique value proposition of the Transportation fleet • Continued to develop *ORBITA*, a breakthrough real-time monitoring system for predictive and corrective maintenance
Increased focus	• Develop sophistication of bid targeting processes to better prioritize contract opportunities • Execute continuous reviews of projects in production to maximize value creation and reduce risk	• Improved success rate on bids, thanks to more focused tender selection • Refocused U.K. Services business on fleet management and support, by exiting low-end vehicle refurbishment activities

TRANSPORTATION

More than ever before, the climate is right for trains. As the world embraces the principles of sustainable development and mobility, rail transit — the most sustainable mode of public transport — is attracting unprecedented public and private investment across geographic markets and product lines. During the year, Bombardier Transportation continued to make gains in this positive environment with innovative rail solutions that help transit operators attract riders and deliver superior, cost-effective service.









Momentum in Europe and North America

We continued to maintain our leadership in established rail markets by moving beyond the supply of basic equipment, to deliver specialized solutions that anticipate the customer's specific needs. In Germany, for example, an agreement for our next-generation *TALENT* 2 commuter trains will provide national rail operator Deutsche Bahn with one of the industry's most flexible vehicle platforms ever. *TALENT* 2 features unrivalled adaptability, enabling the customer to reconfigure and redeploy vehicles in parallel with the national network's evolving needs.

In France, Bombardier rolled out the world's first bi-modal, bi-electric train. AGC "bi-bi" technology makes seamless rail transport across France's diverse rail infrastructure a reality — an important objective for French national rail operator SNCF. In addition to its order for hybrid AGC trains, SNCF made multiple firm orders for our standard AGC trains, underscoring the added value this product now brings to France.

In North America, the quality of fleet maintenance services we have provided to Toronto's GO Transit for the past decade enabled us to win a new fleet operations contract. GO Transit, one of the continent's largest public transit systems, also signalled its confidence in Bombardier by awarding a separate contract to continue providing maintenance services for its fleet. In Montréal, a deal for Bombardier multilevel commuter coaches, specially designed to operate within tight infrastructure constraints common to older lines, will help Agence métropolitaine de transport expand capacity on its network.

Emerging markets fuel the future

We are complementing our progress in legacy markets by building and leveraging our presence in emerging ones. For the Russian market, we established new joint ventures in engineering and production of propulsion technology with rail equipment supplier Transmashholding, augmenting a long-standing signalling joint venture with another Russian partner. In China and India, our long-term focus on market development is beginning to yield results. Along with our Chinese local joint venture partners, we won prominent contracts across a number of product lines, including a landmark deal for high-speed trains that represents the single largest order for rail passenger cars in Chinese history. In India, breakthrough orders for *MOVIA* metro cars and a *CITYFLO* 350 signalling system indicate that our market development strategies are indeed taking root.



LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board and
Chief Executive Officer of Bombardier Inc.
Westmount, Canada
Director since 1975 • Not independent

Mr. Laurent Beaudoin began his career with Bombardier in 1963. Over the years, he has received many honours, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. He is a member of the International Business Council of the World Economic Forum. He is also the Chairman of Bombardier Recreational Products Inc.



PIERRE BEAUDOIN
President and Chief Operating Officer of
Bombardier Aerospace
Executive Vice President of Bombardier Inc.
Westmount, Canada
Director since 2004 • Not independent

Mr. Pierre Beaudoin joined Bombardier in 1985, rising through management positions of increasing responsibilities before becoming President and COO of Bombardier Recreational Products and, subsequently, President of Bombardier Aerospace, Business Aircraft. He is a member of the Boards of Directors of Power Corporation of Canada and Bombardier Recreational Products Inc.



ANDRÉ BÉRARD
Corporate Director
Montréal, Canada
Director since 2004
Lead Director since 2007
Independent

Mr. André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004. He previously served as the Bank's President and COO (1986 to 1989), President and CEO (1989), and Chairman of the Board and CEO (1990 to 2002). He also serves on other boards.



J.R. ANDRÉ BOMBARDIER
Vice Chairman of the Board of Bombardier Inc.
Montréal, Canada
Director since 1975 • Not independent

Mr. J.R. André Bombardier joined Bombardier in 1969 as Vice President, Industrial Division. He held several positions before assuming the Vice Chairmanship of Bombardier Inc. in 1978. He is a member of the Board of Directors of Bombardier Recreational Products Inc.



JANINE BOMBARDIER
President and Governor
J. Armand Bombardier Foundation
Westmount, Canada
Director since 1984 • Not independent

Mrs. Janine Bombardier is a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.



L. DENIS DESAUTELS, O.C., FCA
Corporate Director
Ottawa, Canada
Director since 2003 • Independent

Auditor General of Canada from 1991 to 2001, Mr. L. Denis Desautels was previously a senior partner in the Montréal office of Ernst & Young, where he worked for 27 years. He is Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants. He also serves on other boards.



JEAN-LOUIS FONTAINE
Vice Chairman of the Board of Bombardier Inc.
Westmount, Canada
Director since 1975 • Not independent

Mr. Jean-Louis Fontaine joined Bombardier in 1964 as Vice President, Production, of the Ski-Doo division. He subsequently held various senior management positions before becoming Vice Chairman of Bombardier Inc. in 1988. He also serves on other boards.



JANE F. GARVEY
Executive Vice President and Chairman, Transportation Practice
APCO Worldwide, Inc.
Washington, D.C., United States
Director since 2007 • Independent

Ms. Jane F. Garvey has been Executive Vice President and Chairman of the Transportation Practice of APCO Worldwide, Inc. since 2003. She was the first ever five-year term administrator of the US Federal Aviation Administration (FAA) between 1997 and 2002. She also serves on other boards.



DANIEL JOHNSON
Counsel
McCarthy Tétrault LLP
Montréal, Canada
Director since 1999 • Independent

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous positions in the provincial government. He also serves on the boards of other companies.



JEAN C. MONTY
Corporate Director
Montréal, Canada
Director since 1998 • Independent

Former Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), Mr. Jean C. Monty retired following a 28-year career at BCE Inc., Bell Canada and Nortel Networks. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year in 1997. He also serves on other boards.



ANDRÉ NAVARRI
President of Bombardier Transportation
Executive Vice President of Bombardier Inc.
Paris, France
Director since 2004 • Not independent

Mr. Navarri was President of Operations, Alcatel, a supplier of telecom equipment; Chairman and CEO at Valeo, an automotive parts maker; and President of the Transport Sector of Alstom. Since 2004, he has been the Chairman of the Association of the European Railways Industries (UNIFE).



CARLOS E. REPRESAS
Chairman of the Board
Nestlé Group México
Mexico City, Mexico
Director since 2004 • Independent

Mr. Carlos E. Represas has been Chairman of Nestlé Group México since 1983. In 2004, he retired from his executive responsibilities at Nestlé, where he had worked for 36 years in seven different countries. He serves on other boards and is a member of the Latin American Business Council (CEAL).



JEAN-PIERRE ROSSO
Chairman of World Economic Forum USA Inc.
New York City, United States
Director since 2006 • Independent

Retired Chairman and former CEO of CNH Global N.V., Mr. Rosso also served as Chairman and CEO of Case Corporation. Prior to that, he was President of Honeywell's Home & Building Control Business, and President of its European operations. He also serves on other boards.



FEDERICO SADA G.
President and Chief Executive Officer
Vitro, S.A. de C.V.
Garza, Mexico
Director since 2003 • Independent

Mr. Federico Sada G. joined Vitro, S.A. de C.V. in 1974, and was appointed President and CEO in 1994. He serves on other boards and sits on the International Business Council of the World Economic Forum, and the World Business Council for Sustainable Development.



HEINRICH WEISS
Chairman and Chief Executive Officer
SMS GmbH
Düsseldorf, Germany
Director since 2005 • Independent

Dr. Weiss is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour; is a Board member of the Asia Pacific Committee of German Business; and sits on the Board of the East-West Trade Committee. He also serves on other boards.

You will find detailed biographies of our Directors on our website at www.bombardier.com and in the 2008 Management Proxy Circular.

J. ARMAND BOMBARDIER FOUNDATION

Well-being and community development have been the cornerstones of the work of the J. Armand Bombardier Foundation since 1965. Through the many organizations it supports, the Foundation lights the spark needed to realize projects that bring hope, mutual aid and change.

Highlights

During the 2008 fiscal year, the J. Armand Bombardier Foundation donated more than $6.3 million Cdn, a 16% increase over the preceding year, and 33% more than in fiscal 2006. The Foundation also added 21 new organizations to its list of recipients, whose number now totals 152. The Foundation continues its involvement in Canadian communities by supporting causes principally in the fields of education, community support, health, as well as arts and culture.



Education
The driving force of every society

$1.9 million Cdn

Contributions of $1.9 million Cdn to seven Canadian universities and several institutions, including:

- Association francophone pour le savoir
- Fonds de développement du Collège Édouard-Montpetit
- Fonds de développement du Collège Jean-de-Brébeuf
- University of British Columbia
- McGill University

Commitment to contribute $2.4 million Cdn to 11 Canadian institutions over the next four years, including:

- Fondation du Cégep de La Pocatière
- École Polytechnique de Montréal
- HEC Montréal
- University of Montréal
- University of Sherbrooke



Community support
A hug and a helping hand

$1.8 million Cdn

Contributions of $1.8 million Cdn to 109 organizations, including:

- **Dr. Clown** – Improvement in the quality of life of hospitalized patients through therapeutic clown programs that combine bonding, games and the imagination
- **Au Diapason palliative team** – Creation of a palliative care residence that aims to provide a comforting and supportive environment for people who are at the end of their life, and for their families
- **Butters Foundation** – Creation of the J. Armand Bombardier Farm, a home for people living with an intellectual disability or a pervasive developmental disorder
- **Montreal YWCA Foundation** – Literacy program *ABC en famille* aimed at preventing illiteracy

Bombardier has supported the J. Armand Bombardier Foundation since its inception and this year donated $5 million Cdn. Philanthropy is not the only aspect of the vision Bombardier has of what makes a good corporate citizen. Labour standards, the environment and anti-corruption are other examples of spheres which Bombardier considers important, as demonstrated by our signing the United Nations Global Compact in spring 2007.

That same year, we also made a formal commitment to develop a strategic approach to advance Bombardier's economic viability, environmental stewardship and social responsibility. Our commitment rests on three pillars: excellence, people and environment.

We intend to publish a first report giving a detailed portrait of Bombardier's commitment to corporate responsibility by the end of 2008.

Violence affecting families is a problem that has considerable repercussions on communities. During the past year, the J. Armand Bombardier Foundation paid particular attention to organizations working with women and children who are victims of violence:

- Maison l'Escargot
- La Traversée
- L'Autre escale
- Trêve pour elles
- Horizon pour elle
- La Maison Marguerite de Montréal
- Le Parados
- Maison Secours aux femmes de Montréal
- West Island Women's Shelter
- Répit Providence

Commitments totalling $646,000 Cdn over the next three years. Among them:

- **Fondation du maire de Montréal pour la jeunesse**–Grants promoting entrepreneurship amongst young Montrealers
- **Old Brewery Mission**–Programs aimed at reducing the number of itinerants and helping the homeless

Centraide–United Way

For several years, the Foundation, in concert with the Bombardier family, has been supporting the efforts of Bombardier employees who collect funds for the annual Centraide–United Way campaigns. This year, more than $1.5 million Cdn was remitted to the following regions: Greater Montréal, Estrie, Laurentides, Portage-Taché, Greater Toronto and Kingston-Frontenac-Lennox. The funds will help some 850 Canadian organizations.



Arts and culture
A collective wealth

$1.5 million Cdn

Contributions of $1.5 million Cdn to 17 organizations, including:

- Corporation de l'Observatoire du Témiscouata
- Saint Joseph's Oratory Foundation
- Montreal Museum of Fine Arts Foundation
- Fondation du Théâtre du Nouveau Monde
- Fondation du Théâtre du Rideau Vert



Health
A commitment for life

$1.1 million Cdn

Contributions of $1.1 million Cdn to 17 organizations and health care institutions, including eight hospitals. Among them:

- Fondation Armand-Frappier
- Fondation du Centre hospitalier universitaire de Québec
- Fondation Hôtel-Dieu de Saint-Jérôme
- Sherbrooke Geriatric University Institute–CSSS

Commitment to contribute nearly $1.5 million Cdn to health care over the next four years will include:

- Sherbrooke University Hospital Centre
- Douglas Mental Health University Institute Foundation

OUR HISTORY

Behind every new product and at every strategic turn, ingenuity drives Bombardier forward. Powering a steady stream of innovations. Producing more advanced customer solutions. And boldly transforming every challenge into an extraordinary opportunity. This is our history. This, too, is our future.

1963



In the year Laurent Beaudoin joins the company as Comptroller, Bombardier sells 8,210 of its signature snowmobiles. He's appointed General Manager following the founder Joseph-Armand Bombardier's death in 1964, and President in 1966.



A young and dynamic management team, averaging just 30 years of age, is determined to take North America by storm. Battling more than 100 competitors, the team's ambitious R&D program and aggressive promotion drive sales from 23,000 units in 1965-66 to 210,000 units by 1971-72.

1974



When the 1973 oil crisis forces Bombardier to halve production, management responds strategically, bidding on and winning in May 1974 an order for 423 subway cars for the Montréal system's expansion. The company reorganizes and retools, delivering the first cars in July 1976 — in time for the Montréal Olympics.

1982



Bombardier comes of age as a transit equipment manufacturer with its landmark bid to New York City's Metropolitan Transit Authority. Described at the time as "the mass transit equipment deal of the century," the 825-car, $1-billion order was the biggest export contract ever awarded to a Canadian manufacturer.

1986



Bombardier diversifies again, this time entering the aerospace industry. It acquires Canadair, a leading Canadian aircraft manufacturer with a product portfolio that includes the *Challenger* widebody business jet and the *CL-215* amphibious aircraft.

A PASSIONATE BUILDER

Early training as an accountant has served Laurent Beaudoin exceedingly well. For the passion he applied to building Bombardier was always tempered with prudence. The numbers added up, the risks were well calibrated. But ultimately it was his vision that drove everything—and *everyone*—forward.

Now, as Laurent Beaudoin retires as CEO after 45 years at Bombardier, it is worth recalling that his greatest passion has always been for products that work well, for the marvels of engineering and craftsmanship that are Bombardier's celebrated planes and trains.

A man of few words, Laurent Beaudoin prefers to express himself through the bold action of an entrepreneur. He has faith in young people—he was, after all, just 24 when he joined Bombardier. He believes that customers deserve the best. And he has an infectious and abiding confidence in Bombardier's employees and its products. An ardent builder, Laurent Beaudoin ranks among the visionary pioneers of Canadian business.



LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board
and Chief Executive Officer
Bombardier Inc.



Throughout the 1980s, the company acquires rail assets in Europe, the world's largest rail market, as well as in North America. As a result of these and other strategic acquisitions, Bombardier developed two distinctive businesses—in rail transportation and aerospace, complementing its recreational products business.

1989



The launch of the 50-seat *Canadair Regional Jet (CRJ)* program revolutionizes regional air travel. In subsequent years, Bombardier launches 70-, 86- and 100-seat versions to build the world's most successful regional aircraft program. Bombardier makes strategic acquisitions in aerospace, starting with aviation pioneer Short Brothers in



Northern Ireland (1989), which celebrates its 100th anniversary in 2008. It adds legendary American business jet maker Learjet to its portfolio (1990), and follows with the *Dash 8* regional turboprop (now the *Q-Series*) Canadian manufacturer de Havilland (1992). The strategy pays off, as Bombardier soon vaults into third place among civil aircraft manufacturers.

2001



With the acquisition of German rolling stock manufacturer Adtranz, Bombardier becomes the world's rail industry leader, growing its worldwide presence and completing its product portfolio. Bombardier is now able to compete in every industry category, offering customers a full range of integrated solutions.

today...



With two equal-size businesses in aerospace and rail transportation, Bombardier continues to attract customers with its cutting-edge ideas and technologies. To date, Bombardier has delivered more than 2,200 world-leading regional aircraft, 3,400 business jets, and 100,000 rail vehicles—all backed by extensive customer service. As for tomorrow... stay tuned!

Financial section

Management's Discussion and Analysis

All amounts in this report are expressed in U.S. dollars and all amounts in the tables of this report are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A, please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in this MD&A.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rate and commodity pricing risk). For more details, see the Risks and Uncertainties section. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The following discussion and analysis is the responsibility of Management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of securities regulators. The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors. The Audit Committee reports its findings to the Board of Directors for its consideration when it approves the MD&A for issuance to shareholders.

The data presented in this MD&A is structured by manufacturing segment: Aerospace ("BA") and Transportation ("BT"), which is consistent with internal reports presented and reviewed by Management. Some financial measures referred to in this MD&A are not in accordance with Canadian generally accepted accounting principles ("GAAP") financial measures. See the Non-GAAP financial measures section hereafter for details on the reconciliation to the most comparable GAAP measures.

The table below summarizes the most relevant key performance measures and related metrics. Management views special items as potentially distorting the analysis of trends, and as such they are excluded from the profitability metrics. Management's incentive compensation is linked to the achievement of targeted results, based on earnings (loss) before financing income, financing expense and income taxes ("EBIT") and either free cash flow or average net segmented assets.

Profitability	• Earnings per share ("EPS") from continuing operations before special items, as a measure of consolidated performance. • EBIT before special items, as a measure of segment performance.
Liquidity	• Free cash flow, as a measure of liquidity generation. • Cash and cash equivalents, in relation to historical volatility and seasonal needs, the maturity profile of indebtedness, access to capital markets and the level of customer advances and progress billings in excess of related costs, as a measure of liquidity adequacy.
Growth	• Order backlog, as a measure of future revenue growth. • Book-to-bill ratio[1], as an indicator of future revenue growth. • Market share[1] and scale, as measures of competitive positioning.
Capital structure	• Adjusted EBIT to adjusted net interest ratio[2], as a measure of interest coverage. • Adjusted debt to adjusted EBIT before depreciation and amortization ("EBITDA") ratio[2], as a measure of financial leverage. • Adjusted debt to adjusted total capitalization ratio[2], as a measure of capitalization. • Weighted-average long-term debt maturity, as a measure of the term structure.
Capital employed	• Average net segmented assets[1], as a measure of capital efficiency.

(1) Refer to BA's and BT's Strategies and capability to deliver results sections for definitions of these metrics.
(2) Refer to Strategy priority: Improve capital structure discussion hereafter for definitions of these metrics.

Materiality for disclosures

Management determines if information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Corporation would likely be influenced or changed if the information were omitted or misstated.


EBIT before special items
Special items
EBIT
236
64
445
357
577
553
902
740
2005
2006
2007
2008


Basic EPS
Special items
EPS
nil
(0.08)
0.11
0.06
0.14
0.12
0.26
0.17
2005
2006
2007
2008


Free cash flow
206
532
610
1,963
2005
2006
2007
2008


Order backlog
BT
BA
31.5
21.3
10.2
31.6
20.9
10.7
40.7
27.5
13.2
53.6
30.9
22.7
2005
2006
2007
2008

FISCAL YEAR 2008

Revenues
$17.5
billion

EPS before special items
$0.26

Free cash flow
$2.0
billion

JANUARY 31, 2008

Order backlog
$53.6
billion

Fourth quarter

- Revenues of $5.3 billion, an improvement of 19% compared to the same period last fiscal year.
- EBIT of $305 million, or 5.8% of revenues, compared to $244 million, or 5.5%, for the same period last fiscal year.
- Net income of $218 million ($0.12 per share), compared to $112 million ($0.06 per share) for the same period last fiscal year.
- Free cash flow of $924 million after payment of discretionary pension fund contributions totalling $260 million, compared to $1.1 billion for the same period last fiscal year.
- Repayment of $1.0 billion of long-term debt in January 2008.

Fiscal year

- Revenues of $17.5 billion, an improvement of 18% compared to last fiscal year.
- EBIT from continuing operations before special items of $902 million, or 5.2% of revenues, compared to $577 million, or 3.9%, last fiscal year. EBIT from continuing operations of $740 million, or 4.2% of revenues, compared to $553 million, or 3.7%, last fiscal period.
- EPS from continuing operations before special items of $0.26, compared to $0.14 last fiscal year, and diluted EPS of $0.16, compared to $0.14 last fiscal year.
- Free cash flow of $2.0 billion, an improvement of $1.4 billion compared to last fiscal year.
- Strong cash position of $3.6 billion as at January 31, 2008, after long-term debt repayments of $1.1 billion and payment of discretionary pension fund contributions totalling $384 million.
- On April 1, 2008, an agreement was reached in connection with the Metronet long-term contracts, which resulted in a reduction of $2.6 billion of the order backlog. The carrying value of the investment in Metronet was already written off in the second quarter of fiscal year 2008, resulting in a special item of $162 million.
- Order backlog at a record level of $53.6 billion as at January 31, 2008, an increase of $12.9 billion compared to January 31, 2007 despite the Metronet adjustment.

PROFILE

Bombardier Inc. is a world-leading manufacturer of innovative transportation solutions operating under two manufacturing segments: BA and BT. The Corporation had a global workforce of approximately 60,000 employees as at January 31, 2008.

BA

BA is a world leader in the design and manufacture of innovative aviation products and is a provider of related services. BA's aircraft portfolio includes a comprehensive line of business aircraft, commercial aircraft including regional jets, turboprops and single-aisle mainline jets (the latter being subject to the launch of the *CSeries* aircraft program) and amphibious aircraft. BA also offers aftermarket services as well as fractional ownership and flight entitlement programs.

BT

BT is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

STRATEGIES AND CAPABILITY TO DELIVER RESULTS

Core values

The Corporation is seeking to be the world-leading manufacturer in its markets. The Corporation is committed to create value for its shareholders by providing superior value and service to its customers through investment in its people and products. The Corporation leads through innovation and outstanding product safety, efficiency and performance, and has high standards. All of the Corporation's policies stem from its core values. These common values must therefore inspire all its actions and decisions and provide a benchmark for everyone. The Corporation's core values are integrity, commitment to excellence, customer orientation and shareholder focus.

STRATEGIES

Guided by its core values, the Corporation's main objective is to create value for its shareholders through the development and the manufacture of innovative and profitable transportation solutions that meet customer demand. Both BA and BT are delivering on this objective, as demonstrated by the increasing EBIT before special items and free cash flow, while building for the future with record levels of order backlog and the launch of several new promising products. The Corporation has also made significant progress in improving its capital structure.

The Corporation believes that it is well positioned to improve its credit profile in the near term from its current speculative grade status to an investment grade status. This would also contribute to create shareholder value, since it would improve the Corporation's cost of funds, provide terms and conditions with greater flexibility and increase credit availability. With an investment grade rating, the Corporation would therefore be in a better position to take advantage of new strategic opportunities, thus further creating value over the long term.

To realize its main objective of creating shareholder value, the Corporation focuses on the following strategic priorities:

Improve long-term profitability	Maintain strong liquidity	Improve capital structure
Increase the level and consistency of profitability.	Ensure sufficient capacity to meet working capital requirements, capital expenditures and other short-term capital structure requirements.	Optimize the capital structure to reduce costs and improve ability to seize strategic opportunities.

STRATEGIC PRIORITY:
Improve long-term profitability

The level and consistency of profitability are key considerations for both investors and creditors of any business. Since fiscal year 2005, the improvement in EPS from continuing operations before special items has been significant, mainly driven by increased profitability across both manufacturing segments.

Each segment sets its own EBIT target based on its respective risk profile. BA requires more investment in segmented assets, as aircraft program development requires significant initial investment. While BT's products are also advanced technologically, they do not require the same level of initial investment in segmented assets. In addition, its research and development activities generally have a lower risk profile than those of BA. The EBIT target for each group reflects this economic reality.


EBIT margin before special items
BT
BA
5.8%
3.9%
4.4%
3.3%
3.9%
2.5%
2.7%
0.4%
2005
2006
2007
2008

Improve long-term profitability

Goal	Increase the level and consistency of profitability: • BA to achieve EBIT margin of 8% by fiscal year 2009; • BT to achieve EBIT margin of 6% by fiscal year 2010; and • Maintain and improve these EBIT margins over the long term.
Leading initiatives	• Continue to implement profitability improvement initiatives, such as BA's Achieving Excellence program and lean manufacturing/waste elimination, as well as BT's TOPSIX transversal program. Refer to BA's and BT's Strategies and capability to deliver results sections for more details on these initiatives. • Closely monitor the evolution of foreign exchange rates and continue to implement risk-mitigation strategies to minimize the impact of unfavourable fluctuations.
Fiscal year 2008 highlights	• Improved BA's EBIT margin to 5.8%, from 3.9% last fiscal year. • Improved BT's EBIT margin before special items to 4.4%, from 3.9% last fiscal year. • Increased EPS from continuing operations before special items to $0.26, from $0.14 last fiscal year.

The improvements in profitability have been realized despite the negative impact of foreign exchange on BA's results, mainly due to the weakening of the U.S. dollar versus the Canadian dollar over the last four fiscal years, notably in fiscal year 2008. In order to mitigate this risk, BA uses forward foreign exchange contracts to partially cover foreign currency exposures arising from expected costs denominated in Canadian dollar and pound sterling. Foreign currency exposures are managed in accordance with the Corporation's foreign exchange policy and procedures (refer to Risk management section hereafter). The Corporation is maintaining its EBIT targets, despite the expected negative future impact arising from the recent increase in the Canadian dollar and the continuous roll out of the hedging program.

The Corporation will maintain its focus on the improvement of long-term profitability and believes it is in a good position to meet those targets within the expected timeline.

Evolution of USD/CAD basic foreign exchange rates
(as at January 31)


Using January 31, 2004 as a base
(0.7539 USD/CAD)
0%
7%
16%
12%
32%
2004
2005
2006
2007
2008

STRATEGIC PRIORITY: Maintain strong liquidity

The Corporation's liquidity is comprised solely of cash and cash equivalents as the current bank credit facility is available exclusively for the issuance of letters of credit. The Corporation is also required to maintain an invested collateral of €869 million ($1.3 billion) under this facility. The Corporation's cash and cash equivalents have improved since January 31, 2005, to reach $3.6 billion as at January 31, 2008, on the strength of increased profitability, a higher level of customer advances and the improved management of net segmented assets.

The level of liquidity can vary significantly from quarter to quarter based on the number of aircraft deliveries and on the level and timing of customer advances. The fourth quarter has historically been the strongest in terms of revenues, profitability and free cash flow. Liquidity adequacy is therefore continually monitored, taking into consideration historical volatility and seasonal needs, the maturity profile of indebtedness and access to capital markets. The Corporation also ensures that the level of liquidity is commensurate with the level of customer advances and progress billings in excess of related costs.

Maintain strong liquidity

Goals	• Ensure sufficient capacity to meet working capital requirements, capital expenditures and other short-term requirements. • Generate free cash flow in line with net income.
Leading initiatives	• Execute profitability improvement initiatives at BA and BT. • Continue proactive approach to cash deployment to ensure a sufficient level of liquidity to fund growth initiatives such as new product developments. • Maximize investment returns within a minimal level of risk target. • Pursue risk-sharing arrangements for projects requiring substantial funding.
Fiscal year 2008 highlights	• Strong cash position of $3.6 billion as at January 31, 2008, largely exceeding expected liquidity requirements. • Generated strong free cash flow of $2.0 billion for fiscal year 2008, compared to $317 million in net income.

Given its current cash position, and the strict management of net segmented assets, its investment policy, and the absence of debt maturities in the near term, the Corporation considers that its exposure to liquidity risk is not significant and that the strategy in place will continue to minimize this exposure.

STRATEGIC PRIORITY:
Improve capital structure

In addition to the previously mentioned operational objectives of improving long-term profitability and maintaining strong liquidity, the Corporation's focus is directed at improving its capital structure. The Corporation resumed its efforts in this respect in fiscal year 2008 and is expecting to continue to do so over the coming periods.

The capital structure ensures the ability to support liquidity needs as well as longer-term strategic investments. The Corporation monitors its capital structure using global leverage metrics, which are based on a broad economic view of the Corporation, taking into consideration the total pension deficit, including the off-balance sheet portion, and the net present value of operating lease obligations in the definition of indebtedness.

Some financial contractual agreements require standard leverage metrics based on published and audited Consolidated Financial Statements, sometimes analyzed on a net basis (net of cash and cash equivalents) where relevant to a specific contractual context. The Corporation regularly monitors these ratios to ensure that all contractual covenants are met. However, the focus of the Corporation is more on the global leverage metrics, as they represent the key metrics Management uses to analyze its capital structure. The following global leverage metrics do not represent the calculations required for bank covenants.


Adjusted debt
Operating lease obligations
Pension deficit
Long-term debt
8,429
787
1,926
5,716
7,548
550
2,251
4,747
7,370
516
1,774
5,080
6,091
518
1,180
4,393
2005
2006
2007
2008

Global leverage metrics[1]

	Target 2009-11	Actual 2008	Actual 2007
Adjusted EBIT		**$1,013**	$ 760
Adjusted net interest		**$ 412**	$ 401
Adjusted EBIT to adjusted net interest ratio (for fiscal years)	5.0	**2.5**	1.9
Adjusted debt		**$6,091**	$ 7,370
Adjusted EBITDA		**$1,583**	$ 1,335
Adjusted debt to adjusted EBITDA ratio (as at January 31)	2.5	**3.8**	5.5
Adjusted debt		**$6,091**	$ 7,370
Adjusted total capitalization		**$9,209**	$10,103
Adjusted debt to adjusted total capitalization ratio (as at January 31)	55%	**66%**	73%

(1) Refer to the Non-GAAP financial measures section hereafter for the reconciliation to the most comparable GAAP measures.

In order to adjust its capital structure, the Corporation may issue or reduce long-term debt, make discretionary contributions to pension funds, repurchase or issue share capital, or vary the amount of dividends paid to shareholders. The Corporation's capital structure has improved since fiscal year 2005, due to the continued focus on reducing the pension deficit and the recent repayments of long-term debt, mainly driven by the improved profitability and strong cash generation.



Long-term debt
Long-term debt (in billions of dollars)
Weighted-average maturity (in years)
5.0
4.9
7.9
8.4
5.7
4.7
5.1
4.4
2005
2006
2007
2008



Debt maturity profile
0.6
1.2
0.9
1.2
0.5
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018-35

Managing the pension deficit and ensuring security of benefits are also part of the Corporation's overall management of the capital structure. The Corporation sponsors several domestic- and foreign-funded and unfunded defined benefit pension plans. Funded plans are plans for which segregated plan assets are invested in trusts. Unfunded plans are plans for which there are no segregated plan assets. For unfunded plans, the establishment of segregated plan assets is generally not permitted or not in line with local practice because of adverse tax consequences. There will therefore always be a deficit for accounting purposes for unfunded plans. The Corporation also manages several defined contribution plans, which specify how contributions are determined rather than the amount of benefits an employee is to receive upon retirement.

A higher-than-expected pension deficit was reached as at December 31, 2005 (the Corporation uses a measurement date of December 31 for accounting purposes), following the low market returns in calendar years 2000-02 and the significant reduction in interest rates experienced between calendar years 2000 and 2005. To address this higher deficit, and to further enhance the security of benefits, the Corporation has injected $2.0 billion into its pension plans in calendar years 2004-07. As a result, the pension deficit has decreased by more than $900 million since December 31, 2003, despite significant unfavourable movements in interest rates and foreign exchange (some of these adverse effects have partially reversed in fiscal year 2008).

While the Corporation works closely with the trustees of its various pension plans to implement risk-management measures, including aligning plan assets management with the terms of the plan obligations, future pension contributions will nonetheless be dependent on changes in discount rates, actual returns on plan assets and other factors. Cash contributions to defined benefit pension plans are estimated at $315 million for calendar year 2008, compared to actual contributions of $826 million (including discretionary pension fund contributions totalling $384 million) for calendar year 2007.

Pension contributions


Discretionary
Regular
454
184
270
327
375
826
384
442
2004
2005
2006
2007

Variation in pension deficit


Funded plans
Unfunded plans
2,112
1,669
443
688
Excess contributions over current service
568
Discretionary contributions
315
Foreign exchange impact
161
Change in assumptions and experience gains (losses)
125
Return on assets exceeding interest cost
27
Other
1,180
603
577
Dec. 31, 2003
Dec. 31, 2007

The pension cost of defined benefit pension plans is estimated at $229 million for fiscal year 2009, compared to $282 million for fiscal year 2008. The expected decrease is mainly due to the lower pension deficit. Pension cost is capitalized as part of labour costs and included in inventories and aerospace program tooling, or is recognized directly to income.

The pension plan deficit amounted to $1.2 billion as at December 31, 2007. The $594-million decrease from December 31, 2006 is due to the following:

Variation in pension deficit

Balance as at December 31, 2006[(1)]	$ 1,774
Discount rate[(2)]	(604)
Discretionary contributions	(384)
Excess contributions over current service cost[(3)]	(227)
Experience gains (losses) and change in assumptions[(4)] (other than discount rate)	294
Interest cost[(5)] exceeding return on assets[(6)]	97
Effect of changes in foreign exchange rates	157
Other[(7)]	73
Balance as at December 31, 2007	**$1,180**

(1) Of which $521 million is related to unfunded plans.
(2) Management has little discretion in selecting the discount rate, as it must represent the market rate for high-quality fixed-income investments available for the period to maturity of the benefits.
(3) Current service cost represents the present value of retirement benefits earned by participants during the current year.
(4) Represents the changes in the value of the pension obligation resulting from experience different from that expected and changes in actuarial assumptions.
(5) Represents the expected increase in pension obligation due to the passage of time.
(6) Approximately 55% of the plan assets are invested in publicly traded equity securities. As a result, stock market performance is the key driver in determining the pension fund's asset performance. Most of the remaining plan assets are invested in publicly traded long-term fixed-income securities, which provide a partial offset to increases (or decreases) in pension deficit caused by decreases (or increases) in the discount rate.
(7) Mainly plan amendments.

Improve capital structure

Goal	Optimize the capital structure to reduce costs and improve ability to seize strategic opportunities.
Leading initiatives	Reduce adjusted debt to improve global leverage metrics by: • continuing to de-leverage the balance sheet with strategic long-term debt repayments, in line with active management of consolidated liquidity, weighted-average cost of capital and term structure; and • proactively managing variations in pension deficit, including an assessment for discretionary pension contributions to further enhance capital structure and the security of benefits.

Fiscal year 2008 highlights	• Repaid $1.1 billion of long-term debt as a result of the Corporation's strong liquidity.
	• Made discretionary pension fund contributions totalling $384 million.
	• Reduced funded plan deficit by 50% compared to December 31, 2006.
	• Improved all three global leverage metrics:
	  • adjusted EBIT to adjusted net interest ratio of 2.5, compared to 1.9 as at January 31, 2007;
	  • adjusted debt to adjusted EBITDA ratio of 3.8, compared to 5.5 for fiscal year 2007; and
	  • debt to capitalization ratio of 66%, compared to 73% as at January 31, 2007.
	• 99.7% of the Corporation's long-term debt have maturities beyond fiscal year 2012, with a weighted-average long-term debt maturity of 8.4 years, compared to 7.9 years as at January 31, 2007.

The markets appear to be recognizing the improved capital structure and risk profile of the Corporation, as indicated by the evolution of the Corporation's Credit default swap ("CDS") spread in comparison to a broadly used index of CDS spread for sub-investment companies.

The Corporation believes it is making significant progress toward its goal of improving its risk profile, and expects that further improvements in liquidity over time should allow it to further de-leverage its balance sheet.


Difference between Bombardier 5-year CDS spread and Itraxx European crossover index
0
-50
-100
-150
-200
-250
-300
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Source: Bloomberg

CAPABILITY TO DELIVER RESULTS

In order to create shareholder value, the Corporation has deployed profitability and liquidity improvement initiatives at BA and BT, such as BA's Achieving Excellence program and BT's TOPSIX transversal program. The Corporation also centrally manages its capital structure, including the level and adequacy of liquidity and capital resources. A central treasury function manages the Corporation's exposure to interest rate risks, access to capital markets, as well as relationships with major financial suppliers in the banking and insurance industries.

In addition, since the Corporation operates in industry segments that have a variety of risk factors and uncertainties, it has developed adapted governance practices and applies risk assessment, risk-mitigation and other risk management practices to reduce the nature and extent of its exposure to economic, business, operational, financing, and market risks (see Risks and uncertainties under the Other section of this MD&A for further details on these risks). Risk management is therefore an integral part of how the Corporation plans and executes its business strategies.

Risk management

The Corporation's risk management process encompasses identifying, analyzing and assessing business risks and opportunities, designing and implementing strategies for managing these risks, as well as implementing processes to monitor and communicate risks. To achieve its risk management objectives, the Corporation has embedded risk management activities in the operational responsibilities of Management and made them an integral part of the Corporation's overall governance, organizational and accountability structure. Management ensures that business development initiatives are supported by a constant concern for sound risk management.

The Board of Directors is ultimately responsible for reviewing overall business risks. In May 2007, the Board of Directors created the Finance and Risk Management Committee, consisting of four independent directors, making risk management a special focus of the organization. Pursuant to its charter, this Committee reviews the Corporation's material risks of a financial nature, the steps that Management takes to monitor, control and manage such risks, and the adequacy of policies, procedures and controls designed by Management to assess and manage these risks.

The Corporation is subject to numerous risks, resulting in different risk-mitigation strategies. Some risks are inherent to the nature of its operations and as such the Corporation must fully assume them. See Risks and uncertainties under the Other section of this MD&A for a discussion of the various risks affecting the Corporation.

The following is a brief overview of the risks that the Corporation believes to be the most significant versus its objective of creating shareholder value.

Operational

Most of the Corporation's strategy relate to profitability and liquidity improvements to be realized by the two manufacturing segments. As these two segments have different risk profiles, their response to similar risks may differ.

BA's key operational risks relate mostly to new aircraft development projects, which require significant investments at the beginning of the process. BA puts in place risk-mitigation strategies, starting long before the design of a new product is initiated and continuing throughout the product cycle. BA systematically reviews each project's technical and financial aspects, including a thorough review of the market to ensure that the development of future products will meet future customers' requirements. This has led to the launch of new products such as the *Learjet 85* aircraft and the *CRJ1000 NextGen* regional aircraft, with operating costs significantly lower than the competition. This is also how BA is considering the launch of the *CSeries* aircraft program.

When an aircraft development project is launched, it is important to ensure proper execution at all stages of the process. BA relies on methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects. BA's risk-management strategies include an assessment of the risk of deviation from the revenue, cost, schedule and technical targets, established as part of a detailed risk-mitigation plan. Risk management for product cost includes the development of long-term relationships with suppliers, together with supplier evaluation and competitive bidding processes.

Strict compliance with the regulatory requirements of various bodies, as well as stringent quality control in the production cycle are used to manage technical risks. BA obtains type certificates from various regulatory bodies such as Transport Canada, the Federal Aviation Administration and the European Aviation Safety Agency. The International Standards Organization ("ISO") has established ISO 9001 standards. The Society of Automotive Engineers has used the baseline ISO 9001 standards to establish AS 9100 standards in order to standardize Quality Management Systems requirements specific to the aerospace industry. BA holds five AS 9100/ISO 9001 certificates in 22 sites in Canada, the U.S., Mexico and Europe. These sites include facilities for all stages of the product life cycle, including administration, design, manufacturing, testing, pilot training, military training, spares distribution and service centres. The application of these standards allows BA to improve product quality and reduce costs through the standardization of quality processes and procedures. Although BA's sales contracts contain limited liability clauses, the Corporation's Management believes that adequate insurance coverage exists should an accident occur with BA's aircraft. In addition, the BA can file counter-claims against suppliers or other third parties who may have contributed to the loss.

BT's key operational risks relate to the execution of the numerous contracts it has in its order backlog, although the development of new products is also critical. BT has put in place risk-management strategies covering these activities, with defined processes for the bid approval, project start-up, design, realization and field support phases. BT applies various preventive and detective measures, and various tools are established to support the management of the business across all functions. The bid approval process is managed by senior executives, with bids reviewed for compliance with internal policies and guidelines in various areas. Bid approval, project start-up and design phases also include a technical risk assessment, legal review of contracts, development of long-term relationships with some suppliers, together with supplier evaluation and cost.

During the realization and field support phases, BT performs controls on its schedule, with regular reviews of forecasts, project improvement management and a proactive risk and opportunity management.

BT also uses fault-tolerant design concepts, which include testing the redundancy and software integrity level to validate the quality of the product. Products are also compared to regular design, and are subject to a thorough peer review to leverage the knowledge acquired on other similar projects. To do so, BT has put in place project management audits where selected projects are assessed both from a project management and a financial perspective by internal resources independent of the project management team. Those audits focus on all key projects in terms of size, but also on selected smaller projects. All BT products are also subject to product safety policies and processes on product safety, supported by the Centre of Competencies.

A key component of BT's risk-mitigation strategies is also performed by structuring positive cash flow arrangements through the use of customer advances and foreign exchange hedging.

Foreign exchange

The Corporation's main exposures to foreign currencies are covered by a central treasury function at Corporate Office and are managed in accordance with the Corporation's foreign currency policy and procedures. This policy requires each segment and Corporate Office to identify all potential foreign currency exposures arising from their operations or financial position and to hedge these exposures according to the following pre-set criteria:

Foreign exchange management

Owner	Hedged exposures	Hedging policy[1]	Risk-mitigation strategies
Corporate Office	Long-term debt, net investments in self-sustaining foreign operations and other balance sheet exposures, as well as forecasted cash outflows denominated in Canadian dollar.	Minimize overall balance sheet foreign currency exposures. Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.	Asset/liability management techniques. Use of forward foreign exchange contracts, mainly to sell U.S. dollars and buy Canadian dollars.
BA	Forecasted cash outflows, mainly denominated in Canadian dollar and pound sterling.	Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.	Use of forward foreign exchange contracts, mainly to sell U.S. dollars and buy Canadian dollars and pound sterling.
BT	Forecasted cash inflows and outflows denominated in a currency other than the functional currency of the entity incurring the cash flows.	Hedge 100% of the identified foreign currency exposures.	Use of forward exchange contracts, mainly to sell or purchase euros, pounds sterling, U.S. dollars, Swiss francs, Canadian dollars and other Western European currencies.

(1) Deviations from the policy are allowed subject to maximum predetermined risk limits.

The central treasury function seeks to match asset and liability foreign currency exposures, mainly related to long-term debt and net investments in self-sustaining foreign operations, in order to minimize exposures to foreign currency movements. Derivative financial instruments such as forward foreign exchange contracts are used to synthetically align asset/liability exposures.

Substantially all of BT's identified exposures are hedged at the time of order intake, consistent with the objective to lock in currency rates for cash inflows and outflows. The forecasted cash outflows of the Corporate Office do not give rise to significant variances. For BA, the hedged portion of foreign currency denominated costs for fiscal year 2009 was as follows as at January 31, 2008:

BA's foreign currency denominated costs

	Expected costs	Hedged portion	Weighted-average hedge rate
Expected costs denominated in:			
Canadian dollars	2,122	78%	0.9135
Pounds sterling	289	78%	1.9143

BA's long-term foreign exchange rate assumption for the unhedged portion of its future expected costs denominated in Canadian dollars is at a weighted-average rate of 1:1 as at January 31, 2008.

Sensitivity analysis

The impact of foreign currency movements for BT and for Corporate Office is not significant, as most of the identified foreign currency exposures are hedged using asset/liability management techniques or derivative financial instruments.

A one-cent change in the value of the Canadian dollar compared to the U.S. dollar would impact fiscal year 2009 expected costs in BA by approximately $21 million before giving effect to forward foreign exchange contracts, and approximately $5 million after giving effect to such contracts.

A one-pence change in the value of the pound sterling compared to the U.S. dollar would impact fiscal year 2009 expected costs in BA by approximately $6 million before giving effect to forward foreign exchange contracts, and approximately $1 million after giving effect to such contracts.

Interest rate

The Corporation's main exposures to interest rates arise mainly from existing assets, liabilities, financial commitments and from its off-balance sheet pension deficit. In particular, the interest rate risk is primarily related to sales incentives, certain regional aircraft financing loans and lease receivables, cash and cash equivalents, long-term debt, call feature and invested collateral. These exposures are managed by a central treasury function as part of treasury's overall risk management, using asset/liability management techniques.

The central treasury function seeks to match long-term debt with other balance sheet exposures yielding interest. Financial instruments such as interest rate swaps are used to synthetically align asset/liability exposures.

Considering the floating rate of return on its considerable cash and cash equivalents ($3.6 billion) and invested collateral ($1.3 billion), the Corporation chooses to synthetically convert its fixed-rate long-term debt into a variable rate in order to limit its overall exposure. The remaining exposure is related to the fixed-rate nature of its unfunded pension obligations ($1.2 billion), which is being addressed through a liability-driven approach to pension asset management.

Long-term debt - interest rate exposure

	January 31, 2008			
	Before the effect of hedges		After the effect of hedges	
Fixed	$3,228	73%	$ 578	13%
Variable	1,165	27%	3,815	87%
	$4,393		$4,393	

Sensitivity analysis
Assuming a 100-basis point increase in interest rates, the impact on income before income taxes would have been a positive adjustment of $19 million before giving effect to the related hedging instruments.

For derivative financial instruments, a shift of 100-basis point increase in the yield curves as at January 31, 2008 would have had no significant impact on net income, since the majority of the Corporation's interest-rate derivative financial instruments are designated in a fair value hedging relationship.

Economic environment
The Corporation is subject to general economic risks in the markets in which it operates. Strategic planning processes take into account BA's and BT's competitive positioning and potential opportunities and threats identified from thorough analysis of market trends (see BA and BT Market and Outlook sections of this MD&A for further details).

Although, at the date of this report, there is an anticipated slowdown in the U.S. economy, the Corporation has become less dependent on the U.S. market as it expands its customer base internationally, with emerging markets being a key part of that expansion. The geographic breakdown of the Corporation's current order backlog makes it less sensitive to the impact of an economic slowdown in the U.S. In addition, BA's business aircraft orders are subject to significant advances, and come from companies and individuals in various sectors.

The Corporation has a strong order backlog for both BA and BT, such that if the levels of orders were to decrease significantly, the Corporation could gradually adjust its activity and production levels to accommodate such a slowdown.

A continuing market and competitive analysis, as well as market forecasts, enable the Corporation to anticipate and mitigate economic environment risks.

The Corporation also mitigates its overall economic environment risks by being a diversified company operating in markets that do not react in a similar manner to economic downturns. The enlargement and diversification of the customer base beyond core markets is another way of mitigating economic risks.

CONSOLIDATED ANALYSIS OF RESULTS

Both BA and BT delivered on the objective of increasing shareholder value, by both increasing EBIT before special items and free cash flow, while building for the future with an order backlog at a record level of $53.6 billion as at January 31, 2008. The progress realized over the last three fiscal years, as evidenced by the progression in EPS from continuing operations before special items from nil in fiscal year 2005 to $0.26 in fiscal year 2008, results from solid initiatives such as BA's Achieving Excellence program and BT's transversal TOPSIX program.

Important notice regarding the predictive value of the historical financial information
Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards. Accordingly, the excess-over-average production costs ("EOAPC") charge to income will be nil for fiscal year 2009, compared to $271 million for fiscal year 2008 (see Accounting and reporting developments in the Other section of this MD&A).

Results of operations

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007[1]	**2008**	2007[1]
Revenues	**$5,270**	$4,418	**$17,506**	$14,882
Cost of sales	**4,518**	3,766	**14,919**	12,667
Margin	**752**	652	**2,587**	2,215
Selling, general and administrative	**320**	279	**1,096**	929
Research and development	**41**	44	**139**	173
Other expense (income)[2]	**(41)**	(43)	**(62)**	18
EBITDA from continuing operations before special items	**432**	372	**1,414**	1,095
Amortization	**127**	128	**512**	518
EBIT from continuing operations before special items	**305**	244	**902**	577
Financing income	**(69)**	(48)	**(225)**	(157)
Financing expense	**161**	118	**526**	375
EBT from continuing operations before special items	**213**	174	**601**	359
Special items[3]	**-**	-	**162**	24
EBT from continuing operations	**213**	174	**439**	335
Income tax expense (recovery)	**(5)**	62	**122**	92
Income from continuing operations	**218**	112	**317**	243
Income from discontinued operations, net of tax[4]	**-**	-	**-**	25
Net income	**$ 218**	$ 112	**$ 317**	$ 268
Basic EPS (in dollars)				
From continuing operations before special items	**$ 0.12**	$ 0.06	**$ 0.26**	$ 0.14
From continuing operations	**$ 0.12**	$ 0.06	**$ 0.17**	$ 0.12
Net income	**$ 0.12**	$ 0.06	**$ 0.17**	$ 0.14
Diluted EPS (in dollars)				
From continuing operations before special items	**$ 0.12**	$ 0.06	**$ 0.26**	$ 0.14
From continuing operations	**$ 0.12**	$ 0.06	**$ 0.16**	$ 0.12
Net income	**$ 0.12**	$ 0.06	**$ 0.16**	$ 0.14
(as a percentage of revenues) From continuing operations before special items				
EBITDA	**8.2%**	8.4%	**8.1%**	7.4%
EBIT	**5.8%**	5.5%	**5.2%**	3.9%
EBT	**4.0%**	3.9%	**3.4%**	2.4%
(as a percentage of revenues) From continuing operations				
EBITDA	**8.2%**	8.4%	**7.2%**	7.2%
EBIT	**5.8%**	5.5%	**4.2%**	3.7%
EBT	**4.0%**	3.9%	**2.5%**	2.3%

(1) Certain comparative figures have been reclassified to conform with the current fiscal year's presentation.
(2) Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims, the effect of the adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs and loss (income) from equity-accounted investees.
(3) For fiscal year 2008, the special item relates to BT's write-off of the carrying value of its investment in Metronet. For fiscal year 2007, it relates to the restructuring plan initiated in fiscal year 2005 to reduce the BT cost structure.
(4) Related to Bombardier Capital's ("BC's") operations.

Reconciliation of EPS from continuing operations before and after special items

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Income from continuing operations	**$ 218**	$ 112	**$ 317**	$ 243
Special items, net of tax	**-**	-	**162**	22
Income from continuing operations before special items	**$ 218**	$ 112	**$ 479**	$ 265
Basic earnings per share (in dollars):				
From continuing operations	**$0.12**	$0.06	**$0.17**	$0.12
Special items, net of tax	**-**	-	**0.09**	0.01
From continuing operations before special items	**$0.12**	$0.06	**$0.26**	$0.14
Diluted earnings per share (in dollars):				
From continuing operations	**$0.12**	$0.06	**$0.16**	$0.12
Special items, net of tax	**-**	-	**0.09**	0.01
From continuing operations before special items	**$0.12**	$0.06	**$0.26**	$0.14

Revenues and EBIT margin

Analysis of results

	Fourth quarters ended January 31			Fiscal years ended January 31		
	2008	2007	Increase (decrease)	**2008**	2007	Increase (decrease)
Revenues			%			%
BA	**$2,893**	$2,589	12	**$ 9,713**	$ 8,296	17
BT	**2,377**	1,829	30	**7,793**	6,586	18
	$5,270	$4,418	19	**$17,506**	$14,882	18
EBIT margin before special items			Percentage points			Percentage points
BA	**6.8%**	6.1%	0.7	**5.8%**	3.9%	1.9
BT	**4.6%**	4.7%	(0.1)	**4.4%**	3.9%	0.5
	5.8%	5.5%	0.3	**5.2%**	3.9%	1.3
EBIT margin						
BA	**6.8%**	6.1%	0.7	**5.8%**	3.9%	1.9
BT	**4.6%**	4.7%	(0.1)	**2.3%**	3.5%	(1.2)
	5.8%	5.5%	0.3	**4.2%**	3.7%	0.5


Revenues - in billions of dollars
EBIT margin before special items - in percentage of revenue
EBIT margin - in percentage of revenue
1.5%
3.0%
3.9%
5.2%
0.4%
2.4%
3.7%
4.2%
15.6
14.8
14.9
17.5
2005
2006
2007
2008

A detailed analysis of results is provided in the BA and BT Analysis of results sections of this MD&A.

Financing income and financing expense

Fourth quarter

Net financing expense amounted to $92 million, compared to $70 million for the same period last fiscal year. The $22-million increase is mainly due to:

- net losses on certain financial instruments ($21 million);
- higher interest expense on long-term debt ($13 million); and
- financing costs in relation to the early repayment of $1.0 billion of long-term debt ($22 million), compared to $11 million for the same period last fiscal year.

Partially offset by:

- higher interest income on invested collateral ($13 million); and
- higher interest income on cash and cash equivalents ($11 million).

Fiscal year

Net financing expense amounted to $301 million, compared to $218 million last fiscal year. The $83-million increase is mainly due to:

- higher interest expense on long-term debt ($96 million); and
- net losses on certain financial instruments, including certain call options on long-term debt ($41 million).

Partially offset by:

- higher interest income on invested collateral ($46 million); and
- higher interest income on cash and cash equivalents ($25 million).

Income taxes

Fourth quarter

For the three-month period ended January 31, 2008, the Corporation recorded an income tax recovery of $5 million on an EBT of $213 million as a result of a net change in the recognition of tax benefits related to operating losses and temporary differences, partially offset by a write-down of deferred income tax assets, permanent differences and by the impact of the tax rate decreases on the deferred income tax assets.

For the three-month period ended January 31, 2007, the effective income tax rate was 35.6%, compared to the statutory income tax rate of 32.8%. The higher effective tax rate is mainly due to the write-down of deferred income tax assets, partially offset by permanent differences and the net change in the recognition of tax benefits related to operating losses and temporary differences.

Fiscal year

For fiscal year 2008, the effective income tax rate was 27.8%, compared to the statutory income tax rate of 32.8%. The lower effective tax rate compared to the statutory income tax rate is mainly due to a net change in the recognition of tax benefits related to operating losses and temporary differences, partially offset by a write-down of deferred income tax assets, the non-recognition of tax benefits on the write-off of the carrying value of the investment in Metronet, the impact of tax rate decreases on the deferred income tax assets and permanent differences.

For fiscal year 2007, the effective income tax rate was 27.5%, compared to the statutory income tax rate of 32.8%. The lower effective tax rate is mainly due to the net change in the recognition of tax benefits related to operating losses and temporary differences, permanent differences and lower income tax rates of foreign investees, partially offset by the write-down of income tax benefits related to deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Reconciliation of free cash flow to cash flow from operating activities

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Segmented free cash flow				
BA	**$ 554**	$ 771	**$1,676**[1]	$ 814
BT	**525**	443	**688**[2]	95
Income taxes and net financing expense[3]	**(155)**	(94)	**(401)**	(299)
Free cash flow	**924**	1,120	**1,963**	610
Add back: Net additions to property, plant and equipment	**172**	69	**370**	281
Cash flow from operating activities	**$1,096**	$1,189	**$2,333**	$ 891

(1) Includes payments of discretionary pension fund contributions totalling $249 million in fiscal year 2008.
(2) Includes payments of discretionary pension fund contributions totalling $135 million in fiscal year 2008.
(3) Income taxes and net financing expense are not allocated to segments.

A detailed analysis of free cash flow is provided in the BA and BT Results of operations sections of this MD&A.

Variation in cash and cash equivalents

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Balance as at beginning of period	**$ 3,634**	$ 1,681	**$ 2,648**	$ 2,917
Proceeds from issuance of long-term debt	**-**	2,442[1]	**-**	2,442[1]
Free cash flow	**924**	1,120	**1,963**	610
Effect of exchange rate changes on cash and cash equivalents	**83**	51	**264**	134
Repayments of long-term debt[2]	**(1,047)**	(1,312)	**(1,076)**	(2,306)
Invested collateral[3]	**-**	(1,145)	**-**	(1,145)
Purchase of common shares held in trust[4]	**-**	-	**(55)**	(20)
Disposal of discontinued operations, net of cash disposed	**-**	-	**-**	161
Payments of dividends	**(8)**	(7)	**(30)**	(28)
Cash flows from discontinued operations	**-**	-	**-**	63
Prepayment under an exchange agreement	**-**	(150)	**-**	(150)
Other	**16**	(32)	**(112)**[5]	(30)
Balance as at end of fiscal year	**$ 3,602**	$ 2,648	**$ 3,602**	$ 2,648

(1) Mainly reflects the issuance of €1.6 billion ($2.1 billion) and $385 million of Senior Notes.
(2) See Repayments of long-term debt table hereafter.
(3) Reflects the purchase of invested collateral used to secure the Corporation's obligations under the letters of credit facility. See Letters of credit facilities hereafter for further details.
(4) Reflects the purchase in the open market, under the terms of a Trust Agreement, of 9,426,000 Class B Shares (Subordinate Voting) of the Corporation, in connection with the performance share unit ("PSU") plan in fiscal year 2008 (6,413,000 Class B Shares in fiscal year 2007).
(5) Includes the additional investment in Metronet prior to the write-off ($55 million) and the investment in securities held as collateral for guarantees issued in connection with the sale of aircraft ($55 million).

Repayments of long-term debt

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
BC's notes, £300 million, prior to maturity, in January 2008	**$ 589**	$ -	**$ 589**	$ -
Notes, €282 million of the original €500 million, prior to maturity, in January 2008	**414**	-	**414**	-
BC's notes, $220 million, prior to maturity, in November 2006	**-**	220	**-**	220
BC's notes, €500 million, prior to maturity, in November 2006	**-**	640	**-**	640
Notes, €218 million of the original €500 million, prior to maturity, in November 2006	**-**	279	**-**	279
BC's notes, $450 million, at maturity, in June 2006	**-**	-	**-**	450
BC's notes, $200 million Cdn, at maturity, in July 2006	**-**	-	**-**	176
Debentures, £175 million, at maturity, in February 2006	**-**	-	**-**	305
Debentures, $150 million Cdn, at maturity, in December 2006	**-**	-	**-**	130
Notes, $24 million Cdn, prior to maturity, in January 2008	**24**	-	**24**	-
Other	**20**	173	**49**	106
	$1,047	$1,312	**$1,076**	$2,306

The Corporation's liquidity needs arise principally from working capital requirements, capital expenditures, product development, principal and interest payments on long-term debt, employee future benefit obligations, lease payment obligations and distributions to shareholders.

The Corporation's future cash contributions to the funded pension plans are subject to changes based on discount rates, actual returns on plan assets and other factors such as plan amendments and, as a consequence, have not been reflected in the table below.

The payments required in connection with sales incentives offered by BA have also not been reflected in the table below, since it is impracticable for the Corporation to determine the expected timing of payments.

Expected timing of future liquidity requirements

	January 31, 2008				
	Total	**Less than 1 year**	**1 to 3 years**	**4 to 5 years**	**Thereafter**
Long-term debt[1]	$ 4,291	$ 3	$ 8	$ 576	$3,704
Capital lease obligations[1]	102	8	16	22	56
Operating lease obligations[2]	720	104	162	103	351
Outsourcing commitments	667	225	274	60	108
Purchase obligations[3]	11,818	7,364	2,608	683	1,163
	$17,598	$7,704	$3,068	$1,444	$5,382

(1) Includes principal repayments only.
(2) Comprises sale and leaseback and operating lease obligations.
(3) Purchase obligations represent contractual agreements to purchase goods or services in the normal course of business that are legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, variable or indexed price provisions; and the appropriate timing of the transaction. These agreements are generally cancellable with a substantial penalty. Purchase obligations are generally matched with revenues over the normal course of operations.

The Corporation considers that its cash and cash equivalents, amounting to $3.6 billion as at January 31, 2008, combined with expected free cash flow, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares and will allow it to meet all other expected financial requirements over the near term.

LETTERS OF CREDIT FACILITIES

Letters of credit facilities

	Amounts committed	Amounts available	Maturity (fiscal year)[2]
January 31, 2008	**$6,381[1]**	**$ 893**	**2012**
January 31, 2007	$5,590[1]	$1,179	2012

[1] €4,300 million.
[2] In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature, up to December 2011.

In addition to the above, letters of credit of $467 million were outstanding under various bilateral agreements as at January 31, 2008 ($240 million as at January 31, 2007).

As at January 31, 2008, the Corporation was in compliance with all its covenants.

FINANCIAL POSITION

On February 1, 2007, the Corporation adopted the new accounting standards on financial instruments, which require that all derivative financial instruments, including certain embedded derivative instruments, be recognized at fair value on the balance sheet. Also, certain regional aircraft loans and lease receivables, credit and residual value guarantees and related liabilities are measured at fair value under the new accounting standards. These new accounting standards also introduce comprehensive income, which is comprised of net income and other comprehensive income ("OCI"). See Changes in accounting policies in the Other section of this MD&A for further details.

Highlights

Assets (liabilities)	2008	2007	Explanation of variances
Cash and cash equivalents	**$ 3,602**	$ 2,648	See Liquidity section before for details.
Invested collateral	**1,295**	1,129	Invested collateral of €869 million required under the letters of credit facility. Increase is mainly due to a translation adjustment[1] ($161 million).
Receivables	**1,998**	1,789	Increase is mainly due to a higher level of receivables in BT ($142 million) and a translation adjustment[2] ($80 million).
Aircraft financing	**626**	1,042	Decrease is mainly due to the reduction of interim financing loans and lease receivables ($460 million).
Gross inventories	**7,739**	7,168	Increase in gross inventories is mainly due to an increase in BT inventories mainly relating to long-term contract inventory ($405 million) and a translation adjustment[2] ($374 million), partially offset by a decrease in BA inventories relating to aerospace programs, finished products and long-term contract ($208 million). Increase in total payments received, advances and progress billings mainly reflects higher advances and progress billings in BT ($1.2 billion) and in BA ($959 million), and to a translation adjustment[2] ($511 million).
Payments received and progress billings	**(4,191)**	(3,207)	
Inventories	**3,548**	3,961	
Advances and progress billings in excess of related costs	**(4,159)**	(2,443)	
Property, plant and equipment	**2,980**	2,936	Increase is mainly due to net additions ($410 million) and a translation adjustment[2] ($110 million), partially offset by the amortization ($476 million).
Fractional ownership deferred costs	**500**	390	Increase is mainly due to additional aircraft deliveries related to the fractional ownership program.
Fractional ownership deferred revenues	**(631)**	(487)	
Deferred income tax asset	**935**	813	Increase is mainly due to a translation adjustment[3] ($97 million), and to the deferred income tax recovery recorded in fiscal year 2008 ($25 million).
Accrued benefit assets	**924**	461	Increase in accrued benefit assets mainly reflects discretionary pension fund contributions ($384 million).
Accrued benefit liabilities	**(1,066)**	(995)	

Highlights (cont'd)

Assets (liabilities)	2008	2007	Explanation of variances
Derivative financial instruments			These derivative financial instruments, mostly forward foreign exchange contracts, interest-rate swap and cross-currency interest-rate swap agreements used as part of the Corporation's hedging program, as well as embedded derivative financial instruments, are now all recognized at fair value on the balance sheet as a result of adopting the new accounting standards on financial instruments effective February 1, 2007. See Changes in accounting policies in the Other section for further details.
Assets	**$ 458**	$ 39	
Liabilities	**(276)**	(13)	
Goodwill	**2,533**	2,286	Increase is mainly due to a translation adjustment[2] ($254 million).
Other assets	**1,163**	1,083	Increase is mainly due to an increase in investment in securities ($117 million), the additional investment in Metronet ($55 million) prior to the write-off, as well as to increases in prepaid expenses ($71 million) and finite-life intangible assets ($31 million). The increase was partially offset by the write-off of the carrying value of the investment in Metronet ($162 million) and to the reclassification of deferred financing charges to the carrying amount of long-term debt ($44 million) as a result of the adoption of the new accounting standards on financial instruments.
Accounts payable and accrued liabilities	**(6,919)**	(6,826)	Increase is mainly due to a translation adjustment[2] ($425 million), partially offset by a lower level of accounts payable and accrued liabilities in BT ($154 million) and BA ($83 million), as well as adjustments and reclassifications as a result of adopting the new accounting standards ($73 million).
Long-term debt	**(4,393)**	(5,080)	Decrease is mainly due to the repayments ($1.1 billion) and adjustments, partially offset by a translation adjustment[1] ($370 million).

[1] Arising from the strengthening of the euro versus the U.S. dollar as at January 31, 2008, compared to January 31, 2007.
[2] Arising in BT mainly from the strengthening of the euro and pound sterling versus the U.S. dollar as at January 31, 2008, compared to January 31, 2007.
[3] Arising mainly from the strengthening of the euro and Canadian dollar versus the U.S. dollar as at January 31, 2008, compared to January 31, 2007.

NON-GAAP FINANCIAL MEASURES

This MD&A is based on reported earnings in accordance with GAAP and on the following non-GAAP financial measures from continuing operations:

Non-GAAP financial measures

Profitability	
EBITDA	Earnings (loss) before financing income, financing expense, income taxes and depreciation and amortization
EBITDA before special items	Earnings (loss) before financing income, financing expense, income taxes, depreciation and amortization and special items
EBIT before special items	Earnings (loss) before financing income, financing expense, income taxes and special items
EBT before special items	Earnings (loss) before income taxes and special items
EPS before special items	Earnings (loss) per share before special items
Liquidity	
Free cash flow	Cash flows from operating activities less net additions to property, plant and equipment
Capital structure	
Adjusted debt	Long-term debt plus pension deficit and discounted operating lease obligations
Adjusted EBIT	EBIT before special items plus interest adjustment for operating leases and pension deficit
Adjusted EBITDA	EBITDA before special items plus amortization adjustment for capital leases and interest adjustment for operating leases and pension deficit
Adjusted net interest	Financing income and financing expense plus interest adjustment for operating leases and pension deficit
Adjusted total capitalization	Adjusted debt plus shareholders' equity

Management believes that a significant portion of the users of its MD&A analyze the Corporation's results based on these performance measures. Management views special items as potentially distorting the analysis of trends.

These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

Profitability

A reconciliation to the most comparable GAAP financial measures is provided in the following sections:

- EBITDA to EBIT - see Results of operations table in the BA and BT sections;
- EBITDA and EBIT, before special items, to EBIT - see the Results of operations table before and in the BT section;
- EBT before special items to EBT - see Results of operations table before; and
- basic and diluted EPS before special items, to basic and diluted EPS - see Reconciliation of EPS from continuing operations before and after special items table before.

Liquidity

A reconciliation of free cash flow to the most comparable GAAP financial measure, cash flows from operating activities, is provided in the Reconciliation of free cash flow to cash flow from operating activities table before.

Capital structure

A reconciliation to the most comparable GAAP financial measure is provided hereafter:

- adjusted debt to long-term debt;
- adjusted EBIT and adjusted EBITDA, to EBIT from continuing operations;
- adjusted net interest to financing income and financing expenses; and
- adjusted total capitalization to Shareholder's equity.

Reconciliation of adjusted debt to long-term debt

	January 31 2008	January 31 2007
Long-term debt	**$4,393**	$5,080
Pension deficit	**1,180**	1,774
Operating lease obligations[1]	**518**	516
Adjusted debt	**$6,091**	$7,370

[1] Discounted using the average five-year U.S. treasury notes plus the average credit spread, given the Corporation's credit rating, for the fiscal year.

Reconciliation of adjusted EBITDA and adjusted EBIT, to EBIT from continuing operations

	Fiscal year 2008	Fiscal year 2007
EBIT from continuing operations	**$ 740**	$ 553
Special items	**162**	24
EBIT from continuing operations before special items	**902**	577
Interest adjustment for operating leases and pension deficit[1]	**111**	183
Adjusted EBIT	**1,013**	760
Amortization adjustment for operating leases[2]	**58**	57
Amortization	**512**	518
Adjusted EBITDA	**$1,583**	$1,335

(1) Represent the interest cost of a debt equivalent to the amount included in adjusted debt for these two items, bearing interest at the average five-year U.S. treasury notes plus the average credit spread, given the Corporation's credit rating, for the fiscal year.
(2) Represent a straight-line amortization of the amount included in adjusted debt for operating leases, based on a nine-year amortization period.

Reconciliation of adjusted net interest to financing income and financing expense

	Fiscal year 2008	Fiscal year 2007
Financing income and financing expense	**$301**	$218
Interest adjustment for operating leases and pension deficit[1]	**111**	183
Adjusted net interest	**$412**	$401

(1) Represent the interest cost of a debt equivalent to the amount included in adjusted debt for these two items, bearing interest at the average five-year U.S. treasury notes plus the average credit spread, given the Corporation's credit rating, for the fiscal year.

Reconciliation of adjusted total capitalization to shareholders' equity

	January 31 2008	January 31 2007
Shareholders' equity	**$3,118**	$ 2,733
Adjusted debt	**6,091**	7,370
Adjusted total capitalization	**$9,209**	$10,103

AEROSPACE

Forward-looking statements[1]

Forward-looking statements in the BA section of this MD&A are based on:

- current firm order backlog and estimated future order intake determined by[2]:
  - lower business aircraft demand (defined as orders) from the U.S. market in the short term and continued growth in business aircraft demand from international markets;
  - sustained demand for larger regional jets and turboprops; and
  - expected growth in after-market services.
- continued deployment and execution of strategic initiatives related to cost reductions;
- steady foreign exchange rate, mainly the Canadian dollar being at par with the U.S. dollar; and
- ability of the supply base to support planned production rates.

(1) See also the forward-looking statements in the Overview section.
(2) Demand forecasts are based on the main market drivers analysis, as detailed in the respective Market and outlook sections.

The data presented in this section of the MD&A is structured by product line (business aircraft, commercial aircraft and services), which is consistent with internal reports presented and reviewed by Management.

The table below summarizes the most relevant key performance measures and related metrics. Management's incentive compensation is linked to the achievement of targeted results, based on EBIT and average net segmented assets.

Profitability	• EBIT, as a measure of performance.
Liquidity	• Free cash flow, as a measure of liquidity generation.
Growth	• Order backlog, as a measure of future revenue growth. • Book-to-bill ratio, as an indicator of future revenue growth. The ratio represents the net orders received over aircraft deliveries, measured in units in a given period. • Market share and scale, as measures of competitive positioning.
Capital employed	• Average net segmented assets, as a measure of capital efficiency.


Revenues
Other
Services
Manufacturing
8,142
487
1,248
6,407
8,296
516
1,334
6,446
9,713
557
1,542
7,614
2006
2007
2008


EBIT
in million of dollars
in percentage of revenues
3.3%
3.9%
5.8%
266
322
563
2006
2007
2008


Free cash flow
900
814
1,676
2006
2007
2008


Net orders
Book-to-bill ratio
Net orders - in units
Book-to-bill ratio
0.9
1.1
1.9
302
363
698
2006
2007
2008

FISCAL YEAR 2008

Revenues
$9.7 billion

EBIT
$563 million

Free cash flow
$1.7 billion

JANUARY 31, 2008

Order backlog
$22.7 billion

Fourth quarter

- Revenues of $2.9 billion, compared to $2.6 billion for the same period last fiscal year.
- EBIT of $196 million, or 6.8% of revenues, compared to $158 million, or 6.1%, for the same period last fiscal year.
- Free cash flow of $554 million, compared to $771 million for the same period last fiscal year, after payment of discretionary pension fund contributions totalling $249 million.
- 213 net orders and 115 deliveries for business, regional and amphibious aircraft, compared to 139 and 101, respectively, for the same period last fiscal year.

Fiscal year

- Revenues of $9.7 billion, compared to $8.3 billion in the last fiscal year, making this a record year in terms of revenues.
- EBIT of $563 million or 5.8% of revenues, compared to $322 million, or 3.9%, last fiscal year.
- Free cash flow of $1.7 billion, compared to $814 million last fiscal year, after payment of discretionary pension fund contributions totalling $249 million.
- 698 net orders and 361 deliveries for business, regional and amphibious aircraft, compared to 363 and 326, respectively, last fiscal year. Business aircraft had a record year in terms of deliveries and net orders.
- Record year in terms of overall orders, which led to a record level of order backlog of $22.7 billion, compared to $13.2 billion as at January 31, 2007.

Product announcements

- Launch of the *Q400 NextGen* turboprop in March 2008, in addition to the next generation versions of its regional jets announced during the fiscal year.
- In February 2008, the Board of Directors has granted the authority to offer formal sales proposals to customers for the *CSeries* aircraft family.
- In October 2007, launch of the all-new *Learjet 85* aircraft, which is set to redefine the midsize jet category.
- In September 2007, the new *Global Vision* flight deck for *Global 5000* and *Global Express XRS* aircraft was unveiled.

PROFILE

BA is a world leader in the design and manufacture of innovative aviation products and is a provider of related services for the business, commercial and specialized aircraft markets. BA has production sites in Canada, the U.S., the United Kingdom (Northern Ireland) and in Mexico. In addition, BA has maintenance service centres, authorized service facilities, distribution centres and depots for spare parts and several sales and marketing offices around the world. BA has a presence in 22 countries and had a workforce of 27,900 employees as at January 31, 2008, of which 56% were covered by collective agreements.

CUSTOMERS

BA's customers consist primarily of corporations and high net worth individuals for business aircraft, and airlines and leasing companies for commercial aircraft, and are located in over 100 countries. The U.S. market represented 51% of total BA revenues in fiscal year 2008. BA also provides services related to those markets.

Revenue breakdown
Fiscal year 2008



Total
Manufacturing
Other[1]
6%
Services[2]
16%
$9.7 billion
Manufacturing
78%
Other
6%
Regional
Aircraft
33%
$7.6 billion
Business
Aircraft
61%

[1] Includes mainly sales of pre-owned aircraft.
[2] Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and Military Aviation Training.

PRODUCTS AND SERVICES

The table below presents BA's main product and service offerings:

BUSINESS AIRCRAFT	COMMERCIAL AIRCRAFT	AMPHIBIOUS AIRCRAFT AND SPECIALIZED AIRCRAFT SOLUTIONS	AIRCRAFT SERVICES
Narrow-body business jets *Learjet* family: • *Learjet 40 XR* • *Learjet 45 XR* • *Learjet 60 XR* • *Learjet 85*[1] **Wide-body business jets** *Challenger* family: • *Challenger 300* • *Challenger 605* • *Challenger 800* Series *Global* family: • *Global 5000* • *Global Express XRS*	**Regional jets** • *CRJ200* • *CRJ700/705 NextGen* • *CRJ900 NextGen* • *CRJ1000 NextGen*[1] **Turboprops** • *Q400/Q400 NextGen*[1] **Single-aisle mainline jets** • *CSeries*[2]	**Amphibious turboprops** • *Bombardier 415* • *Bombardier 415* MP **Specialized aircraft solutions**	**Aftermarket solutions** • Parts logistics • Aircraft maintenance • Training solutions **Flexjet and Skyjet** • Fractional ownership • Jet card programs • On-demand charter • *Flexjet* One

[1] *Learjet 85*, *CRJ1000 NextGen* and *Q400 NextGen* aircraft are currently under development.
[2] *CSeries* aircraft program has not yet been launched. Authority to offer was granted on February 22, 2008.

BA's aircraft program portfolio includes a comprehensive line of business aircraft, commercial aircraft including regional jets, turboprops and single-aisle mainline jets (the latter being subject to the launch of the *CSeries* aircraft program), as well as amphibious aircraft. BA also offers special mission aircraft solutions, aircraft services, including aftermarket support as well as fractional ownership and flight entitlement programs.

Business aircraft

The business aircraft market is segmented into narrow-body and wide-body aircraft, based on cabin size, aircraft range and price. Narrow-body aircraft is divided into four categories: very light, light, super light and midsize. Wide-body aircraft is divided into five categories: super midsize, large, super large, ultra long range and corporate airliner. BA currently has three proven families of business jets in the business aircraft market, the *Learjet*, the *Challenger* and the *Global* aircraft families, which cover eight of the nine market categories from light to corporate airliner. On a revenue basis, these market categories represented 95% of the total business aircraft market for calendar year 2007.

BA has the most comprehensive product offering of all business aircraft Original Equipment Manufacturers ("OEM"). In the aerospace industry, OEM refers to aircraft manufacturers. The *Learjet* family of aircraft is comprised of narrow-body business jets in the light, super light and midsize categories while the *Challenger* and *Global* aircraft families are comprised of wide-body business jets in the super midsize, large, super large, ultra long range and corporate airliner categories.

Commercial aircraft

Regional jets and turboprops

Regional airlines generally operate regional aircraft (jets and turboprops) of up to 100 seats in domestic and regional route networks. Regional airlines feed hubs for mainline airlines worldwide and provide high-frequency point-to-point services traditionally served by mainline airlines.

BA currently has two proven families of regional aircraft in the regional jet and turboprop categories. The *CRJ* Series family of aircraft offers regional airlines a network solution with products ranging from 50 to 100 seats, with product commonality including common crew qualifications, spare parts and maintenance procedures. The *Q-Series* family of turboprops consists of products ranging from 37 to 78 seats with product commonality including common crew qualifications, spare parts and maintenance procedures. Due to a shift in demand toward larger turboprops, BA has increased the production rate of its 78-seat *Q400* aircraft and will discontinue the production of the 37-seat *Q200* and the 50-seat *Q300* aircraft. Deliveries of existing *Q200* aircraft and *Q300* aircraft firm orders will continue until May 2009 when all outstanding delivery commitments will be satisfied. BA will continue to support all *Q200* and *Q300* aircraft operators.

Single-aisle mainline jets

Mainline airlines generally operate aircraft over 100 seats in a network consisting of both domestic and international routes. A significant number of smaller single-aisle five- and six-abreast aircraft, those specifically designed for the 100- to 149-seat market were produced from the 1960s through the 1980s. Since that time, there has not been a new family designed specifically for this category resulting in many carriers extending their utilization of older aircraft beyond their originally intended economic life. Others have used derivative products of aircraft designed for smaller or larger seating capacity to address this category.

The *CSeries* aircraft is a five-abreast family specifically designed for the lower end of the 100- to 149-seat mainline commercial aircraft market category. It is designed to achieve up to 15% lower cash operating costs under certain operating conditions, transcontinental range and superior field performance, compared to current aircraft in that category. A launch decision is expected in fiscal year 2009.

Amphibious aircraft and specialized aircraft solutions

BA manufactures and markets the *Bombardier 415* amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a multi-purpose version, the *Bombardier 415* MP aircraft, which can be used in a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transportation.

BA continues to identify and provide special-mission aircraft solutions to governments and special-requirement organizations worldwide. BA recognizes the potential market for special-mission versions of both regional and business aircraft.

Aircraft services

BA provides a broad range of services related to its aircraft portfolio. In fiscal year 2008, BA continued to develop more integrated services, as demanded by regional aircraft operators, while expanding its already well-established business aircraft services. BA's focus is to provide customers with total life cycle solutions that address the complete aftermarket experience, including parts requirements, maintenance services and pilot training. Through *Flexjet* and *Skyjet*, BA also offers business aircraft management and flight service solutions.

Parts logistics

BA provides worldwide 24-hour spare parts sales and support through various programs such as aircraft-on-ground ("AOG") service, lease programs, hourly programs, Smart Services program and rotable management programs. Customers are currently served from:

- main distribution centres in Chicago (238,000 sq ft - 22,110 m2) and Frankfurt (50,000 sq ft - 4,650 m2); and
- spare parts depots in Montréal, Singapore, Sydney, Dubai, Beijing, as well as two recently opened depots in São Paulo, and in Narita.

Aircraft maintenance

BA offers maintenance services for its business aircraft customers at its six main OEM service centres located in the U.S. at Bridgeport, Dallas, Fort Lauderdale, Hartford, Tucson and Wichita.

In addition, BA has 40 authorized service and line maintenance facilities for business aircraft. These service facilities are located in North America, Europe, Asia, Australia, Africa, and South America.

BA also offers maintenance services to its regional aircraft customers at two OEM service centres in the U.S., at Tucson and Bridgeport. BA has four authorized service facilities for regional aircraft in Europe, Asia and Australia.

Training solutions

Training is an essential part of a complete aircraft services portfolio, and BA provides a full suite of flight and maintenance training solutions to its business and commercial aircraft customers. BA provides customized business aircraft pilot and maintenance training through its training centres located in Montréal and at Dallas/Fort Worth International Airport. To support BA's intent to expand its international training footprint, a third-party supplier was selected as an Authorized Training Provider for the *Global* family of aircraft and the *Challenger 300* aircraft in fiscal year 2008. BA also offers a complete range of pilot and maintenance training programs for *CRJ* Series aircraft in Montréal, and in Berlin through a joint venture. A third-party supplier provides training for BA's turboprop customers.

BA's Military Aviation Training ("MAT") unit, in collaboration with a team of sub-contractors, delivers integrated aviation training solutions. MAT currently has two major Canadian military aviation training contracts: the NATO Flying Training in Canada ("NFTC") program and the CF-18 Advanced Distributed Combat Training System ("ADCTS") program. Countries currently participating in the NFTC program include Australia, Austria, Canada, Denmark, Hungary, Italy, the Republic of Singapore and the United Kingdom. The ADCTS program includes the design and construction of purpose-designed facilities, as well as the provision of full instructional and support services for up to 15 years for the Canadian Air Force's CF-18 ADCTS program.

Flexjet and Skyjet

Through the North American *Flexjet* program, owners purchase shares of business aircraft with operations and support, including flight crew, maintenance, hangar fees and insurance. *Flexjet* also markets, on behalf of Jet Solutions L.L.C., the *Flexjet* 25 jet card (25- to 35-hour block of flight time entitlement). In addition, during fiscal year 2008, the *Flexjet* One program was launched, providing an aircraft management solution for owners interested in purchasing a whole aircraft and having it managed by *Flexjet*.

The North American *Skyjet* program offers hours of both on-demand and flight time entitlement charter services, the latter of which is also offered to European, Asian, and Middle Eastern customers through the *Skyjet International* program. The *Skyjet* program arranges for its customers' business jet charters using selected air charter operators.

MARKET AND OUTLOOK

BUSINESS AIRCRAFT

Market

There was continued growth in demand in the business aircraft market during calendar year 2007. According to a report released by the General Aviation Manufacturers Association ("GAMA") on February 12, 2008, calendar year 2007 was a record-setting year in terms of total industry billings and business jet shipments, with deliveries exceeding 1,000 aircraft for the first time in history. According to this report, in the categories in which BA competes (the light to corporate airliner categories), 863 business aircraft were delivered in calendar year 2007, compared with the previous peak of 798 in calendar year 2006.

Total deliveries and BA's market share of the business aircraft market in which it competes were as follows for:

		Calendar year 2007			Calendar year 2006		
			BA			BA	
Category	**Product**	**Total market (in units)**[1]	**Total deliveries (in units)**	**Market share**[2]	Total market (in units)[1]	Total deliveries (in units)	Market share[2]
Light/Super light	*Learjet 40 XR/ Learjet 45 XR*	**282**	**57**	**20%**	284	56	20%
Midsize	*Learjet 60/60 XR*	**186**	**23**	**12%**	152	15	10%
Super midsize	*Challenger 300*	**98**	**51**	**52%**	98	55	56%
Large	*Challenger 604/605*	**70**	**35**	**50%**	73	29	40%
Super large/Ultra long range	*Global 5000/ Global Express XRS*	**160**	**48**	**30%**	123	40	33%
Corporate airliner	*Challenger 800* Series	**67**	**12**	**18%**	68	18	26%
		863	**226**	**26%**	798	213	27%

(1) Deliveries in the very light category (275 units in calendar year 2007 and 87 units in calendar year 2006) are not included in the market total shown above as BA has no product offering in this category.
(2) Assessment of market share in the business aircraft industry is based on delivery data from GAMA for the calendar year, and thus does not correspond with the number of aircraft deliveries recorded during the Corporation's fiscal years ended January 31. For some competitors, GAMA only provides the information by product family. In those cases, BA estimates the deliveries by category using FAA records, other public databases, historical trends and competitive analyses.

The GAMA report confirms that BA was again the leader in terms of revenues in the business aircraft market categories in which it competes, with 29% revenue market share, and was second in terms of units delivered, with a market share of 26%.

Competition

As market timing is crucial to the success of a new business aircraft program, and because of the significant investment in design and development required, new aircraft program launches are often indicative of OEMs' confidence in the market going forward. These new aircraft tend to offer more value than older models at similar prices. They can also increase the scope of the overall product offering by increasing the number of categories. As indicated by past trends, an influx of new models stimulates demand, promotes growth in OEM backlogs and sustains deliveries in the first years after entry into service of these new aircraft.

Competition between manufacturers has increased in recent years as new participants have entered various market categories. BA is the only manufacturer to have launched a new product or derivative during calendar year 2007, the clean-sheet designed *Learjet 85* aircraft, although some competitors have publicly announced or further disclosed their intentions to enter new market categories. In January and March 2008, three competitors formally launched new products in development.

BA has seven main competitors in the business aircraft market categories in which it competes: Cessna Aircraft Company ("Cessna"), a subsidiary of Textron Inc., Hawker Beechcraft Corporation ("Hawker Beechcraft", formerly known as Raytheon Aircraft Company), Gulfstream Aerospace Corporation ("Gulfstream"), a subsidiary of General Dynamics, Dassault Aviation ("Dassault"), Embraer-Empresa Brasileira de Aeronáutica S.A. ("Embraer"), The Boeing Company ("Boeing") and Airbus S.A.S. ("Airbus"). The table hereafter illustrates BA's competitors by category.

	Narrow-body								Wide-body
	Very light	Light	Super light	Midsize	Super midsize	Large	Super large	Ultra long range	Converted airliners
BA[1]		*L40 XR*	*L45 XR*	*L60 XR* ◆ L85 ◆	*CL300*	*CL605*	*G5000*	*GEX XRS*	*CL800 Series*
Cessna		◆	◆			◆			
Dassault						◆			
Gulfstream								◆	
Hawker Beechcraft			◆		◆				
Embraer	◆	◆	◆	◆					◆
Boeing									
Airbus									

☐ Product in service
◆ Product under development

[1] L refers to *Learjet*, CL to *Challenger*, G to *Global* and GEX XRS to *Global Express XRS*.

Competitive positioning

With the entry into service of its *Learjet 60 XR* aircraft in the second quarter of fiscal year 2008, BA further strengthened its product portfolio, which is the most complete in the business aircraft industry. In each category in which it competes, BA offers aircraft with distinct value propositions that respond to customers' needs.

Family of business jets	Value proposition
Learjet	Value relies on its performance based on a combination of speed, handling, time-to-climb and operating ceiling.
Challenger	Value relies on its efficiency together with its combination of speed, range and cabin comfort.
Global	Value relies on its design and performance in terms of speed, long range, additional comfort and advanced technology.

Upcoming product developments are aimed at strengthening these distinct value propositions:

	Aircraft economics	Cabin comfort
Learjet 85	• Expected to be the first U.S. Federal Aviation Regulations Part 25 certified all-composite structure business aircraft[1], which will provide: • Less drag and superior aerodynamics; • Reduced maintenance; and • Extended service life.	• Improved cabin volume compared to currently in-service midsize business jets.
Global Vision flight deck		• Superior avionics suite aesthetics. • Unprecedented level of situational awareness and comfort.

[1] The U.S. Federal Aviation Regulations Part 25 contains airworthiness standards for aircraft in the transport category.

Market drivers

U.S. and international economic environment

The U.S. market still remains the single most important market for the sale of business aircraft; however, the international market has grown rapidly in recent years and represented approximately 55% of the worldwide market in calendar year 2007, as measured by orders. Consistent with this trend, BA is becoming less dependent on the U.S. market and has expanded its customer base internationally to 67% of orders received in calendar year 2007, as compared to 59% in calendar year 2006. As noted in the 2007 edition of Merrill Lynch and Capgemini's World Wealth Report, there has been an increase in the number of high net worth individuals in emerging countries such as Russia, China and India.

The weakening of the U.S. dollar in recent years, most notably against the euro, and the stronger economic performance of many emerging countries have helped stimulate sales internationally. The relative strength of the euro versus the U.S. dollar has given European business jet buyers a pricing edge as aircraft are generally sold in U.S. dollars. In fiscal year 2008, the euro appreciated by 14% vis-à-vis the U.S. dollar.

Pre-owned business jet inventory level and market values

As the inventory level of pre-owned aircraft available for sale increases, their prices may fall, making it more attractive for buyers to purchase pre-owned aircraft. When the availability of pre-owned aircraft for sale on the market is low, their prices may increase, diminishing the price gap to buy a new aircraft and making the choice of a new aircraft more attractive to potential buyers. According to BA's analysis using Jetnet and CASE databases, the absolute number of pre-owned business jets available for sale amounted to 1,655 units as at December 31, 2007, or 10.9% of the in-service fleet, compared to 1,679 units as at December 31, 2006, or 11.9%. This decrease in percentage has contributed to a firming-up of prices of pre-owned aircraft, making the choice of a new aircraft more attractive to potential buyers.

Non-traditional demand

New business models are emerging in response to the demand for affordable personalized business aviation services. Those business models are now filling the value gap between full aircraft ownership and commercial airline offerings.

During their initial growth phase (calendar years 1995 to 2000), fractional ownership programs generated a significant level of new business jet deliveries. According to BA estimates, fractional ownership programs' demand for new aircraft has matured over the last ten years and has stabilized around 10% to 15% of traditional market deliveries.

Air Taxi refers to air carriers providing individual aircraft seats. Branded Charter refers to air carriers who offer their fleet to provide renting services of entire aircraft. Air Taxi and Branded Charter demand could potentially account for a large share of future non-traditional market deliveries. Many Air Taxi companies are basing their service offerings on the use of very light jets, and thus represent the main demand for this market category. Customer acceptance, access to capital and competition from commercial airlines are among the challenges Air Taxi and Branded Charter start-ups will face in executing their business plans.

Business aircraft market
Relative pre-owned market inventory
(for calendar years)
(in percentage of fleet)


7.3 percentage-point increase
6.0 percentage-point decrease
9.8%
10.7%
14.0%
17.1%
16.9%
15.2%
13.9%
12.0%
11.9%
10.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: BA's analysis of Jetnet and CASE databases

Air travel options


Commercial aviation offering
Non-traditional business aviation offering
Traditional business aviation offering
Business jet market
On demand service
Business jet ownership
Full Ownership
Fractionnal Ownership
Jet Card Programs
Branded Charters
Air Taxis
First Class Commercial Airline
Commercial Airline
Low Cost Airline
Travel cost
Personalized service

Business aircraft market outlook

The following table illustrates the anticipated trend over the next three calendar years of the above-mentioned market drivers in the market categories in which BA competes:

Market drivers outlook

Market driver	Trend	Justification
U.S. economic environment	▼	At the date of this report, there is an anticipated slowdown in the U.S. economy. According to the Blue Chip's Economic Indicators February 2008 edition, the probability of a U.S. recession in the next 12 months is approximately 49%. However, according to data provided by Global Insight, Inc. in February 2008, real annual GDP growth is expected to reach 3.0% by calendar year 2010, compared to 2.2% in calendar year 2007. Historically, for the U.S. business jet market, an annual real GDP growth of 3% or more is deemed sufficient to maintain a healthy business jet market.
International economic environment	▲	According to data provided by Global Insight, Inc., it is estimated that average real GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next three calendar years. According to Merrill Lynch and Capgemini's World Wealth Report, from calendar year 2006 to 2011, the fastest growth in high net worth individuals' financial wealth will come from the Middle East, Latin America and Asia-Pacific regions. Honeywell's Business Aviation Outlook also stated that the percentage of actual owners who intend to purchase a new business aircraft over the next five calendar years is higher internationally than in the U.S. Emerging markets in China, India, Russia and Eastern European countries offer the most potential for developing business aircraft operations and associated infrastructure.
Pre-owned business jet inventory level and market values	▶	There are no current signs of weakness in the pre-owned business jet market. However, increased new aircraft deliveries could put downward pressure on the market value of pre-owned aircraft in the upcoming years.
Non-traditional demand	▶	According to the UBS Business Jet Monthly dated September 2007, fractional deliveries should continue to represent over 10% of annual industry deliveries going forward, with the majority of fractional deliveries replacing older fractional aircraft fleet.

▲ Indicates a favourable trend in the market categories in which BA competes.
▼ Indicates an unfavourable trend in the market categories in which BA competes.
▶ Indicates a neutral trend in the market categories in which BA competes.

According to the BA Business Aircraft Market Forecast published in September 2007 (based on market driver data available at that time), and confirmed by Honeywell's Business Aviation Outlook also dated September 2007, business aircraft deliveries should remain strong through calendar year 2010. From a longer term perspective, this BA forecast predicts 9,950 aircraft deliveries worldwide in the categories in which BA operates from calendar year 2007 to 2016 (995 aircraft per year), generating industry revenues of $228 billion ($23 billion per year), as compared to 5,722 aircraft and $104 billion in total revenue over the previous ten calendar years.

Although BA's forecast was based on market driver data available at the time that it was prepared, BA does not expect that using the current market drivers outlook as described above would lead to significant changes in its forecast.


Business jet delivery unit forecast
Categories in which BA competes
Very light jet category
2,000
1,600
1,200
800
400
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016


Business jet market revenue forecast
Categories in which BA competes
Very light jet category
$30
$25
$20
$15
$10
$5
$0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: Based on BA's demand model.

COMMERCIAL AIRCRAFT
Regional jets and turboprops

Market

The assessment of market share is based on the up to 100-seat categories, representing the market in which BA has a product offering. According to publicly available competitor reports, a total of 288 regional aircraft of up to 100 seats was delivered worldwide in calendar year 2007, compared to 245 regional aircraft in calendar year 2006. The 18% increase in the worldwide regional aircraft market, measured by deliveries, is mainly due to an increase in deliveries in large regional jets and turboprops.

In calendar year 2007, low-fare carriers in Europe and the U.S. have expanded their use of regional jets and turboprops. Emerging economies are also contributing to the growth of regional airlines, employing both new and pre-owned aircraft.

	Calendar year 2007			Calendar year 2006		
		BA			BA	
	Total market (in units)	**Total deliveries (in units)**	**Market share[1]**	Total market (in units)	Total deliveries (in units)	Market share[1]
Regional jets	**184[2]**	**61**	**33%**	173[2]	78	45%
Turboprops	**104[3]**	**60**	**58%**	72[3]	48	67%
	288	**121**	**42%**	245	126	51%

[1] Assessment of market share in the regional aircraft industry is calculated on the basis of aircraft deliveries recorded during the calendar year, which does not correspond to the number of aircraft deliveries recorded during the Corporation's fiscal years ended January 31.
[2] 40- to 100-seat aircraft.
[3] 20- to 90-seat aircraft.

Source: Competitor reports publicly available.

BA delivered 121 regional aircraft in calendar year 2007, compared to 126 regional aircraft in calendar year 2006, resulting in a market share of 42% in the markets in which it has a product offering. The nine percentage-point decrease in market share compared to calendar year 2006 is mainly explained by:

- An increase in the number of 100-seat aircraft deliveries in calendar year 2007 compared to calendar year 2006, which is an aircraft category for which BA is currently developing its *CRJ1000 NextGen* aircraft.
- For regional jets, adjustments in the production rate made during fiscal year 2007 limited the number of aircraft available for delivery in fiscal year 2008. However, as a result of the increasing number of regional jet firm orders since that time, a decision was made in the second quarter of fiscal year 2008 to increase the production rate for the *CRJ700 NextGen* and *CRJ900 NextGen* aircraft from a rate of one aircraft every five days to a rate of one aircraft every four days. In addition, in the third quarter of fiscal year 2008, it was decided to further increase the production rate to one aircraft every three days. Due to the timing of these production rate adjustments, BA expects to produce 64 aircraft in fiscal year 2009 and further benefit from these adjustments in later fiscal years.
- For turboprops, BA increased deliveries by 25%, but could not increase them further as a result of a challenging production rate adjustment in its supply base.

Competition

BA's main competitors are Embraer in the regional jet category and Avions de Transport Régional ("ATR") in the turboprop category. Additional companies currently developing competitive products in the regional jet category include AVIC I Commercial Aircraft Co. ("AVIC I"), Mitsubishi Heavy Industries Ltd. ("MHI") and Sukhoi Company (JSC) ("Sukhoi").

The table below illustrates BA's main competitors in the up to 100-seat categories, representing the market in which BA had a product offering.

	Regional jets				Turboprops		
	20 - 39	40 - 59	60 - 79	80 - 100	20 - 39	40 - 59	60 - 90
BA		*CRJ200*	*CRJ700/705*(1)	*CRJ900*(1) ◆ *CRJ1000*(1)	*Q200*(2)	*Q300*(2)	*Q400*(1)
Embraer							
AVIC I				◆			
MHI			◆	◆			
Sukhoi			◆	◆			
ATR							

☐ Product in service
◆ Product under development

(1) *NextGen* aircraft models.
(2) Subsequent to January 31, 2008, BA decided that the *Q200* and *Q300* aircraft will no longer be offered.

Competitive positioning

BA believes that it is well positioned in the regional jet and regional turboprop categories, due to the economic advantage of its products and family commonality benefits across the 40- to 100-seat *CRJ* Series aircraft and across the 37- to 78-seat *Q-Series* aircraft. According to an Air Transport World publication dated January 2008, BA's regional aircraft are in service with 11 of the world's 20 largest airlines, their subsidiaries or affiliated companies.

Aircraft	Value proposition
CRJ NextGen family	Value relies on lower operating costs (the aircraft's closest competitor has up to 15%, higher trip cash operating costs, under certain operating conditions), lower weight and reduced fuel burn resulting in reduced greenhouse gas emissions compared to the nearest competitors, product commonality including common crew qualifications, spare parts and maintenance procedures, an all-new cabin and an increased use of composite materials.
Q400 NextGen	Value relies on operating costs being the lowest of any regional aircraft on flights up to 500 nautical miles under certain operating conditions, thus further satisfying the economic demands of airlines in short-haul sectors. It also provides jet-like speed on shorter routes and an extended range, which allow regional airlines to operate the *Q400 NextGen* aircraft in markets not traditionally served by turboprops, as well as Active Noise and Vibration Suppression (ANVS) system improving cabin comfort and reduced carbon dioxide and other gaseous emissions.

Upcoming product developments are aimed at strengthening the economic advantage of BA regional jets and to offer aircraft with distinct value propositions that respond to customers' needs.

Aircraft	Aircraft economics	Cabin comfort and performance	Environmental footprint(1)
CRJ1000 NextGen	• Low operating costs; the aircraft's closest competitor has up to 15% higher trip cash operating costs under certain operating conditions. • Approximately 90% parts commonality with other *CRJ* aircraft family members and common crew qualifications.	• A maximum range of up to 2,926 kilometres (1,580 nautical miles) with 100 passengers, under certain operating conditions. • Improvements in cabin comfort.	• Substantially lower fuel consumption compared to older-generation aircraft of similar seat capacity currently in operation. • Up to 30% reduced carbon dioxide emissions.

(1) The environmental footprint is a measure of the aircraft's burden on the environment, including greenhouse gas emissions, energy consumption, air pollutant releases and water discharges.

Market drivers

Economic environment

A strong worldwide economy in calendar year 2007 has led to an upswing in the aviation industry. According to the International Air Transport Association ("IATA") Financial Forecast dated March 2008, it is estimated that the worldwide airline industry reached overall profitability for the first time since calendar year 2000, with a net profit of $5.6 billion in calendar year 2007, compared to a net loss of $0.5 billion in calendar year 2006.



8.2
8.5
3.7
(13.0)
(11.3)
(7.5)
(5.6)
(4.1)
(0.5)
5.6
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Estimate

Source: IATA

Fuel prices and environmental regulations

Fuel is an important variable component of airlines' costs, and significantly impacts their profitability. New environmental regulations related to the aviation industry are also putting additional pressure on airlines to renew their fleets with more fuel-efficient aircraft thereby reducing their environmental footprint.

The sustained high prices of crude oil since mid-2003 calendar year and the recent increases continue to put pressure on airlines' results. Turboprop economics, built on significantly lower fuel, maintenance and acquisition costs for short-haul flights up to 500 nautical miles compared to similarly sized jets, have become more appealing in a higher fuel price environment.

Demand for air travel

Mainline airlines continue to outsource routes to their regional airline partners to reduce costs. Regional airlines are shifting new aircraft purchases to larger-capacity aircraft. This shift is due to the lower seat-kilometre costs offered by larger aircraft, which help maintain the airlines' profitability even in a depressed fare environment.

Demand for air travel can be assessed through the following:

- revenue Passenger Kilometres ("RPK"), which is a measure of paying passenger traffic and represents passenger demand for air transport (defined as one fare-paying passenger transported one kilometre, expressed in billions);
- available Seat Kilometres ("ASK"), which is a measure of available passenger capacity (defined as one seat carried for one kilometre, whether a passenger occupies it or not); and
- passenger load factor is a measure of the health of the airline industry (defined as the number of passengers flown divided by seat capacity (RPK/ASK)). High passenger load factors indicate demand for larger-capacity regional aircraft in order to satisfy high traffic demand.



RPK in billions
Passenger load factor
69% 70% 72% 70% 72% 72% 74% 75% 76% 77%
2,939
3,080
3,344
3,285
3,215
3,252
3,732
4,004
4,223
4,458
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Outlook

Source: Airline Monitor

According to Airline Monitor's January/February 2008 publication, worldwide passenger traffic measured in RPK was forecasted to increase by 5.6% in calendar year 2007 compared to calendar year 2006. In the same time period, average passenger load factors increased from 76% to 77%, representing the sixth consecutive year of growth. Since calendar year 1992, the combined passenger traffic of the European Regional Airline Association (ERAA) and the U.S. Regional Airlines Association (RAA) has increased by 7.5% per year, significantly outpacing the industry average for worldwide airlines.

Aircraft financing

Since aircraft ownership costs represent a significant portion of regional airlinesí operating expenses, the availability of competitive aircraft financing is an important part of the aircraft purchase process. Although regional aircraft financing remains challenging, regional airlines were able to access improved lending and leasing markets in 2007. BA continues to work closely with leading financial institutions and government agencies to assist its regional airline customers in obtaining financing.

In addition, the Organisation for Economic Co-operation and Development (OECD) countries plus Brazil have agreed to a new Aircraft Sector Understanding (ASU), which came into effect in July 2007. The purpose of the ASU is to provide a framework for the predictable, consistent and transparent use of officially supported export financing for the sale and lease of aircraft and related goods and services.

Scope clauses

In the U.S. and Europe, the pilot scope-clause environment continues to evolve to gradually permit a higher number of larger regional jets to be flown by regional airlines affiliated with mainline airlines through a code-sharing agreement.

Regional aircraft market outlook

The following table illustrates the anticipated trend over the next three calendar years of the above-mentioned market drivers in the market categories in which BA competes.

Market drivers outlook

Market driver	Trend	Justification
Economic environment	▶	According to data provided by Global Insight, Inc. in February 2008, worldwide economic growth should average 3.5% for the next three calendar years with the higher growth rates in developing markets. The IATA Financial Forecast dated March 2008 forecasts that total airline industry net profits will remain positive at $4.5 billion for calendar year 2008.
Fuel prices and environmental regulations	▶	Fuel is an important variable component of airlines' profitability but is also a positive driver for larger, more efficient regional jets and turboprops. According to the Financial Forecast dated March 2008, IATA predicts that fuel costs will represent 32% of total airline costs by calendar year 2008, up from 14% in calendar year 2003.
Demand for air travel	▲	According to the IATA Economic Briefing dated October 2007, passenger demand in domestic markets is predicted to increase by 5.3% per year between calendar year 2007 and 2011 compared to an average rate of 4.4% between calendar year 2002 and 2006. Regional airlines have benefited and will continue to benefit from growth in passenger demand. The demand for larger capacity regional aircraft is driven by this growth and will continue to push regional airline requirements toward larger capacity aircraft.
Aircraft financing	▶	Although regional aircraft financing remains challenging, regional airlines should continue to be able to access lending and leasing markets in the near future. However, the current turmoil in global credit markets could affect airlines' ability to obtain permanent financing.
Scope clauses	▲	In the medium term, the relaxation of pilot scope clauses appears to be trending from 50-seat aircraft toward 100-seat aircraft. These changes will progressively affect the regional airline industry over the next few years.

▲ Indicates a favourable trend in the market categories in which BA competes.
▶ Indicates a neutral trend in the market categories in which BA competes.

According to the BA Commercial Aircraft Market Forecast published in June 2007, BA estimates that the worldwide regional airline fleet will grow from the current 5,200 aircraft to 7,900 aircraft (net of 2,600 retired aircraft) by calendar year 2026. From calendar year 2007 to 2026, BA forecasts 5,300 deliveries worldwide of regional aircraft, estimated to be worth $166 billion. North America and Europe will continue to represent the largest markets. The highest capacity growth rate is expected to be in China and India.

Although BA's forecast was based on market driver data available at the time that it was prepared, BA does not expect that using the current market drivers outlook described above would lead to significant changes in its forecast.

Single-aisle mainline jets

The 100- to 149-seat commercial aircraft market segment provides the foundation for a future wave of industry growth. This segment was key in the development of the mainline carriers of today and currently has an estimated 5,400 aircraft in service. From the 1960s through the 1980s, this segment represented the staple of the mainline fleet and was comprised of five-abreast aircraft such as the DC9 and MD80, originally manufactured by the Douglas Aircraft Company and the McDonnell Douglas Corporation respectively, and the six-abreast Boeing 737-200/300/400 families of aircraft.

Driving the demand in this segment will be the retirement of a large number of aircraft currently in service. As unit cost, environmental and right-sizing pressures increase; new and efficient jets will replace thousands of old-generation types of aircraft. According to the BA Commercial Aircraft Market Forecast published in June 2007, BA estimates 5,900 new aircraft deliveries in the 20-year period up to calendar year 2026, and that 54% of the current in-service aircraft fleet is to be retired in the same period.


BA 100- to 149-seat single-aisle mainline jet fleet forecast
8,400
New markets - 1,000
Growth - 2,000
+5,900
Current fleet - 5,400
Replacement - 2,900
Retention - 2,500
2006
2026 forecast

BA's target is to achieve 50% of the market with the *CSeries* family of aircraft. The *CSeries* family of aircraft is specifically designed for the five-abreast lower end of the 100- to 149-seat mainline commercial aircraft market category. The aircraft design will incorporate the latest technologies:

- new, largely composite and aluminum-lithium alloy structure;
- latest systems include fly-by-wire combined with fourth-generation aerodynamics; and
- Pratt & Whitney's next-generation high-bypass Geared Turbofan engine.

The *CSeries* family of 110- and 130-seat aircraft, for which a launch decision is expected in fiscal year 2009, will produce, under certain operating conditions[1]:

- up to 20% lower fuel burn;
- unmatched reductions in noise and emissions;
- unprecedented combination of field length and range performance; and
- up to 15% better overall cash operating costs.

AIRCRAFT SERVICES

According to a 2007 publication by AeroStrategy Management Consulting, there is an overall increase in industry demand for aircraft services, which is influenced by a number of factors, including the size and aging of fleets, an overall increase in aircraft utilization, and a trend toward outsourcing maintenance, repair and overhaul operations. The rationalization activities initiated by many regional airlines have also provided some opportunities for aircraft maintenance services. In addition, the increased level of business aircraft deliveries during fiscal year 2008 has had a positive impact on commercial training services.

As a result, the demand for total in-service fleet management support, including comprehensive spare parts and service programs ("one-stop shopping"), is expected to continue to grow. As the aircraft designer, system integrator and manufacturer of a large installed base of business and regional aircraft currently in service around the world, BA's competitive strengths rely on its ability to assess the life cycle costs incurred by its customers and design life cycle solutions to optimize cost savings and aircraft availability. BA is at an advantage to capitalize on this growth by offering OEM certification along with OEM technical advice.

(1) Compared to current competing aircraft in the lower end of the 100- to 149-seat, five-abreast mainline aircraft market category, which includes the Airbus A318 and A319, Boeing 737-600W and 737-700W and Embraer 195 aircraft.

STRATEGIES AND CAPABILITY TO DELIVER RESULTS

Vision and goal

BA's vision is "Giving people wings, around the world, through innovation, pride and setting the highest standard for excellence". The primary financial goal of BA is to continue to implement its plan to improve EBIT. The goal established in fiscal year 2006 was EBIT margin of 8% to be achieved by fiscal year 2010. There were three main areas of focus for EBIT margin improvement:

- reduction in EOAPC;
- expense reduction and operational improvement; and
- non-aircraft margin improvement.

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards. The remaining EOAPC balance of $277 million as at that date has been written off to opening retained earnings and the EOAPC charge to income will be nil for fiscal year 2009. This has accelerated the planned reduction in EOAPC and will likely result in meeting the 8% EBIT margin target earlier than planned. As a result, the focus is now concentrated on the other two elements of the EBIT improvement plan.

Key success factors

The competitive factors in the current business and commercial aircraft markets include: aircraft price, aircraft operating costs, product quality and reliability, cabin size and comfort, aircraft range, speed, as well as product and service support. BA believes that in the current business environment, key success factors include the following:

- competitive performance of existing products and services in specific target markets, as well as continuous development of innovative products and services that meet customer demand and industry challenges;
- ability to deliver an amazing customer experience through all customer interaction points;
- effective industrial strategy and supply chain management; and
- ability to benefit from increasing market opportunities in Russia and Eastern Europe, China and India.

STRATEGIES

In order for BA to sustain its competitive advantage in the market segments in which it competes and to capture future opportunities, BA has aligned its current strategies with these key success factors and is focusing on four strategic cornerstones:

Product strategy	Services strategy	Industrial strategy	Capital employed strategy
Continuous development of innovative products and technologies that meet customer demand and industry challenges.	Provide customers with total life cycle solutions that address the complete aftermarket experience and help deliver an amazing customer experience.	Improve performance of current operations and optimize industrial networks.	Optimize cash flow through the effective management of operations and working capital.

Product strategy

Goal	• Continuously invest in the development of innovative products and technology and leverage past investment in product platforms in order to provide customers with an innovative product offering with superior aircraft economics, cabin comfort, speed, range and environmental footprint.
Leading initiatives	BA's initiatives will focus on: • developing competency and capability in the areas of advanced composites, new metallic materials, electrical components such as fly-by-wire technology, emerging technologies and novel future aircraft configurations, as well as enhancing engineering core competencies; • continuously enhancing the existing product offering; and • building on the significant installed base of regional jets and turboprops, and concentrating the regional aircraft portfolio on larger-capacity regional jets and turboprops while maintaining product commonality.
Fiscal year 2008 highlights	*Business aircraft* • Launched the all-new *Learjet 85* aircraft, in October 2007, which is set to redefine the midsize jet category with an all-new composite structure. Initial market interest in this next-generation offering is strong, as BA has received more than 100 funded letters of intent from potential customers for this aircraft as at January 31, 2008. • Unveiled in September 2007, the new *Global Vision* flight deck for *Global 5000* and *Global Express XRS* aircraft. Flight deck enhancements include improved avionics system features and functionalities, increased situational awareness and comfort as well as superior design aesthetics. *Regional aircraft* • Launched the *CRJ1000 NextGen* aircraft and introduced the next-generation versions of its *CRJ700* and *CRJ900* regional jets, all of which are designed to meet customer demand in terms of improved aircraft economics, cabin comfort and a reduced environmental footprint. The *CRJ1000 NextGen* regional jet is designed specifically to meet the growing needs of regional airlines for jets up to 100 seats. First flight is scheduled for mid-fiscal year 2009 and entry into service is scheduled for the fourth quarter of fisca year 2010. • Introduced the new *Q400 NextGen* turboprop in March 2008 as the next step in the continuing evolution of the *Q400* aircraft. Revised in the same spirit as the *CRJ NextGen* family, the *Q400 NextGen* aircraft remains one of the most technologically advanced turboprop. *Single-aisle mainline jets* • Announced on February 22, 2008, that the Board of Directors had granted BA the authority to offer formal sales proposals to customers for the optimized *CSeries* family. A launch decision is expected in fiscal year 2009 with an entry into service scheduled for calendar year 2013. • As part of the *CSeries* development, a Memorandum of Understanding was signed with AVIC I, during the second quarter of fiscal year 2008, subject to the execution of definitive agreements. *Other* • Cooperated with leading industry organizations, as well as with the governmental and scientific community through research programs or partnerships like the Integrated Wing and Environmentally Friendly Engine UK national research programs aimed at improving the environmental performance of BA's aircraft.

Services strategy

Goals	• Provide customers with total life-cycle solutions that address the complete aftermarket experience and deliver an amazing customer experience. • Capture a greater share of the currently estimated $3.6 billion annual aftermarket business generated from its growing installed base of more than 5,600 business, regional and amphibious aircraft currently in service around the world.
Leading initiatives	BA believes that constant developments and improvements in its service offerings is an essential part of meeting the growing demand from its customers and delivering an amazing customer experience. These initiatives will focus on: • migrating toward a fleet management support business model to meet customer requirements; • expanding its parts logistics and aircraft maintenance network to better support its customers around the world; and • expanding and diversifying *Flexjet's* product portfolio to capture growth opportunities in the non-traditional demand markets.
Fiscal year 2008 highlights	BA is in line with its plan to increase service levels and offerings and capture a greater share of the aftermarket business. *Expansion of the after-market network* • Opened two new spare parts depots in São Paulo, Brazil, and in Narita, Japan, designed to provide 24-hour spare parts support. • Expanded its maintenance and service capabilities at three Business Aircraft authorized service facilities ("ASF") in Switzerland, Germany and Brazil. • Certified a recognized regional aircraft service facility in Australia. *Flexjet* • Diversified its offering by launching *Flexjet* One, an aircraft management solution for owners interested in purchasing a whole aircraft and having it managed by *Flexjet*, and by marketing *Flexjet* 25 jet cards on behalf of Jet Solutions, L.L.C. • Expanded its in-service fleet in North America, from 93 aircraft as at January 31, 2007, to 99 aircraft as at January 31, 2008, mainly due to the continued popularity of the *Challenger 300* aircraft and the *Learjet 40 XR* aircraft. *Commercial training* • Signed a 20-year agreement with a third-party to become a BA authorized training provider for the *Global* family of aircraft and the *Challenger 300* aircraft.

Industrial strategy

Goal	Improve profitability, liquidity and capital employed through: • improving the performance of current operations; and • optimizing industrial networks.
Leading initiatives	These initiatives will focus on: • implementing operational improvement initiatives such as Achieving Excellence, lean manufacturing and supplier development, which are aimed at improving current operations and reducing waste; • further developing the manufacturing base in low-cost countries, which is intended to complement BA's third-party supply base and contribute to reducing operating costs; and • selective outsourcing of engineering activities and business process operations to external providers based in India to support its core activities and reduce costs.
Fiscal year 2008 highlights	• Continued implementation of lean manufacturing initiatives, with the pursuit of low-cost sourcing initiatives and improvements in overall operations. • Started operations in a new facility next to Querétaro airport in Mexico to complement existing manufacturing sites. Since the start of operations in May 2006, the manufacturing site has created over 900 jobs and is still ramping-up production. • Transferred *Q400* work packages to Querétaro, Saint-Laurent and Belfast facilities and to AVIC I's Shenyang Aircraft Corporation ("SAC") in China from previous supplier. • Signed long-term titanium and aluminum sourcing agreements with suppliers, limiting the exposure to price fluctuations and ensuring supply availability. • Selected AVIC I's SAC as a structural supplier on the *CSeries* aircraft program, should it be launched.

Capital employed strategy

Goals	• Optimize cash flow through the effective management of operations and net segmented assets, mainly inventories, advances from customers and capital expenditures. • Generate free cash flow in line with EBIT.
Leading initiatives	• Improve inventory turnover through lean manufacturing initiatives and the Achieving Excellence program. • Target capital expenditures to improve productivity, increase quality and support product development and planned growth. • Establish risk-sharing partnerships with key suppliers and governments to support product development. • Assist regional aircraft customers in timing their permanent financing to coincide with aircraft delivery thereby limiting interim aircraft financing.
Fiscal year 2008 highlights	• Improved free cash flow by $862 million to $1.7 billion, after payment of discretionary pension fund contributions totalling $249 million. • Decreased inventories and increased total advances from customers in excess of related costs. • Reduced aircraft interim financing to nil as at January 31, 2008, compared to $460 million as at January 31, 2007.

In fiscal year 2008, BA made significant progress toward its primary financial goal through continued focus on the four strategic cornerstones and leading initiatives. BA is confident that its primary financial goal will be attained.

CAPABILITY TO DELIVER RESULTS

While determined to increase its competitive advantage and capture future opportunities for its aircraft product and service offerings through existing strategies, the primary financial goal of BA is to continue implementing its plan to improve EBIT. The plan is anchored by three priorities, which have been widely communicated, understood, and can be articulated by employees at all levels of the organization:

- engage all employees and provide a safe and rewarding workplace;
- provide an amazing customer experience; and
- reduce operating costs through waste elimination.

BA has put in place many initiatives to support the above priorities, the most significant of which are the following:

- the Achieving Excellence program;
- talent management;
- health and safety;
- amazing customer experience;
- lean manufacturing/waste elimination initiatives; and
- supplier development and sourcing initiatives.

Achieving Excellence program

The Achieving Excellence program is an engaging initiative that impacts all other BA initiatives since it provides all business units and functions with a continuous improvement roadmap based on five levels from Bronze to Platinum, that defines and integrates world-class best practices. The setting of Key Performance Indicators ("KPIs") and the implementation of a certification and recognition plan support and measure the achievement of sustained performance levels.

INITIATIVE	Achieving Excellence program
Goals	• Achieve world-class best practices. • Constantly and progressively improve performance, as measured by the KPI and certification levels reached.
Leading initiatives	• Continue to roll out the Achieving Excellence program to achieve 100% of work cells certified Bronze and 90% of work cells to be qualified Silver by the end of fiscal year 2009. • Launch enriched version of the current program, called the Achieving Excellence system, at pilot sites in Belfast, Saint-Laurent and Mirabel. This enriched version will integrate lean manufacturing principles and will ensure that BA's progress toward world-class performance is supported and that momentum is maintained.
Fiscal year 2008 highlights	• Increased the number of employees that are certified Bronze from 62% to 94% as at January 31, 2008. • 6% of work cells achieved Silver certification as at January 31, 2008.

INITIATIVE	Talent management
Goal	• Develop talent management tools and processes.
Leading initiative	• Focus Annual Leadership Review process on top talent discussion and key positions succession, and hold ongoing talent management discussions throughout the year as part of the governance process.
Fiscal year 2008 highlights	• Implemented Talent Acceleration Pool ("TAP") process in all business units and functions, where top high-potential employees are appointed to participate in an "accelerated" development process through stretch job/assignment, special projects, feedback and coaching. Each TAP appointee works with an assigned learning-coach and is rigorously monitored by a central human resources system. • Improved initiatives to streamline the Annual Leadership Review process and focused more on talent discussion.

INITIATIVE	Health & safety
Goal	• Enhance occupational health and safety standards and leverage best practices across all manufacturing sites. In order to achieve its health and safety objectives, BA strongly believes that partnerships with unions and sharing best practices among sites are essential.
Leading initiatives	• Reduce frequency of accidents ratio to 1.1 accidents per 200,000 hours worked, including hours worked for restricted duty. • Reduce severity of accident ratio to 32 days lost due to accidents per 200,000 worked hours, including hours worked for restricted duty. • Have 100% of manufacturing and service sites with more than 150 employees certified to the standard of the Occupational Health and Safety Audit System ("OHSAS") 18001 by the end of fiscal year 2010.
Fiscal year 2008 highlights	• Belfast facilities received OHSAS 18001 certification in December 2007. Most of the other sites have started to implement prevention activities based on helping employees adapt health and safety principles in their work habits. • Toronto facilities passed a successful OHSAS maintenance audit. • All Montréal and Wichita facilities have been audited for OHSAS compliance in 2007 with no major non-compliance items identified. • Reduced frequency of accidents ratio to 1.23 accidents per 200,000 hours worked, including hours worked for restricted duty, compared to 1.53 accidents in fiscal year 2007.

INITIATIVE	Amazing customer experience
Goal	• Improve customer satisfaction through all customer interactions, by providing a consistently reliable experience throughout the purchase, delivery and support process. This is a BA-wide effort that encompasses both business and commercial aircraft.
Leading initiatives	Continue to improve customer satisfaction through all customer interactions: *Delivery* • Improve aircraft completion cycle time for business aircraft customers. • Continue to focus on product improvements to enhance product reliability. • Improve aircraft on-time delivery performance. *Support* • Continue parts availability and regional depot inventory optimization plan. • Further expand regional support office network for commercial aircraft customers. • Provide additional field service support, maintenance and service capabilities to enhance international support capabilities. • Improve AOG return-to-service cycle time.

INITIATIVE	Amazing customer experience (cont'd)
Fiscal year 2008 highlights	*Improved parts availability and delivery performance* • Opened two new spare parts depots in São Paulo, Brazil, and in Narita, Japan. • Implemented a new parts inventory program, earmarking more than $25 million toward stocking additional quantities of the top 25 high-demand parts. The program targets the parts distribution network for current production of *Learjet*, *Challenger* and *Global* aircraft models. • Reduced cycle time and improved on-time delivery on most aircraft programs through lean manufacturing initiatives. • Improved overall parts availability and delivery performance. *Launched additional AOG services* • Launched integrated 24/7 customer response centres in Wichita (*Learjet*) and Montréal (*Challenger* and *Global*) for AOG services for business aircraft customers and continued to improve the regional customer response centres in Toronto and Montréal. • Launched the dedicated AOG parts delivery service *Parts Express* for *Learjet*, *Challenger* and *Global* aircraft operators, aiming to leverage on the flexibility of the *Flexjet* aircraft fleet for AOG parts deliveries in the U.S. *Expanded support network* • Expanded its maintenance and service capabilities at three business aircraft authorized service facilities. • Certified a fourth recognized regional aircraft service facility. • Opened a regional support office in Japan for regional aircraft customers.

INITIATIVE	Lean manufacturing/waste elimination initiatives
Goal	• Eliminate waste in the manufacturing processes and align production with customer demand in order to reduce costs and increase quality.
Leading initiatives	• Further deploy and integrate lean manufacturing principles at pilot facilities in Belfast, Saint-Laurent and Mirabel through the Achieving Excellence system. • Continue to identify potential improvements across the manufacturing network.
Fiscal year 2008 highlights	• Reduced cost through lean initiatives in production facilities. • Continued to invest in automated equipment to increase productivity, quality and reduce costs, for example, by planning the deployment of a new robotics assembly system at the Saint-Laurent facility in partnership with the National Research Council of Canada ("NRC").

INITIATIVE	Supplier development and sourcing initiatives
Goal	• Improve level of delivery and quality performance in the supply base.
Leading initiatives	• Improve supply chain risk management processes to achieve better lead-time control, multi-program coordination and capacity planning. • Perform a proactive assessment of the supply base performance and risks, with on-site intervention teams to help suppliers recover from supply difficulties. • Continue the deployment of joint multi-disciplinary teams to proactively work with the supply chain. • Secure additional competitive value proposition, including long-term inflation protection on new and existing programs through commodities strategies. • Launch the supplier scorecard and performance management process, as part of the active deployment of the supplier development approach.
Fiscal year 2008 highlights	• Signed agreements that cover both manufacturing and aftermarket requirements with suppliers, limiting the exposure to price fluctuations and ensuring availability of supply. • Extended commodities strategies to include aftermarket commodities. • Deployed supplier development approach, including creation of a multi-site supplier development team for commodities presenting high operational risk.

Since the launch of these initiatives, BA has made progress toward the three priorities and has engaged the whole organization through these initiatives in focused improvement efforts.

ANALYSIS OF RESULTS

The record level of order intake and revenues achieved in fiscal year 2008 illustrate the solid competitiveness of BA's product and service portfolio, despite increased pressure from competitors. The progress realized over the last three fiscal years, centered on the three priorities and supported through various initiatives such as lean manufacturing/waste elimination initiatives and the Achieving Excellence program, have contributed to the steady improvement in the EBIT margin from 2.5% in fiscal year 2005 to 5.8% in fiscal year 2008.

Important notice regarding the predictive value of the historical financial information

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards. Accordingly, the EOAPC charge to income will be nil for fiscal year 2009, compared to $271 million in fiscal year 2008 (see Accounting and reporting developments in the Other section of this MD&A).

Results of operations

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007[1]	**2008**	2007[1]
Revenues				
Manufacturing:				
Business aircraft	**$ 1,453**	$ 1,304	**$ 4,673**	$ 3,907
Regional aircraft	**759**	604	**2,503**	2,139
Other	**140**	127	**438**	400
Total manufacturing revenues	**2,352**	2,035	**7,614**	6,446
Services[2]	**415**	362	**1,542**	1,334
Other[3]	**126**	192	**557**	516
Total revenues	**2,893**	2,589	**9,713**	8,296
Cost of sales	**2,461**	2,205	**8,216**	7,025
Margin	**432**	384	**1,497**	1,271
Selling, general and administrative	**163**	149	**552**	474
Research and development	**13**	16	**37**	78
Other expense (income)[4]	**(39)**	(34)	**(58)**	(12)
EBITDA	**295**	253	**966**	731
Amortization	**99**	95	**403**	409
EBIT	**$ 196**	$ 158	**$ 563**	$ 322
(as a percentage of total revenues)				
Margin	**14.9%**	14.8%	**15.4%**	15.3%
EBITDA	**10.2%**	9.8%	**9.9%**	8.8%
EBIT	**6.8%**	6.1%	**5.8%**	3.9%

(1) Certain comparative figures have been reclassified to conform with the current year's presentation.
(2) Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and Military Aviation Training.
(3) Includes mainly sales of pre-owned aircraft.
(4) Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims and the effect of the adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs.

Total aircraft deliveries

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Business aircraft (including those in the fractional ownership program[1])	**76**	69	**232**	212
Regional aircraft	**38**	31	**128**	112
Amphibious aircraft	**1**	1	**1**	2
	115	101	**361**	326

(1) An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model has been sold to external customers.

BA expects an increase in business aircraft deliveries along with an improved mix in fiscal year 2009, while regional aircraft deliveries are expected to remain at a similar level to that in fiscal year 2008.

Aircraft deliveries



Business aircraft
Regional aircraft
Total, including amphibious aircraft
337
326
361
197
138
212
112
232
128
2006
2007
2008

Manufacturing revenues

The $317-million and $1.2-billion increases for the fourth quarter and fiscal year are mainly due to increased deliveries and improved selling prices for business aircraft ($149 million for the fourth quarter, $766 million for the fiscal year) and for regional aircraft ($155 million for the fourth quarter, $364 million for the fiscal year).

Service revenues

The $53-million and $208-million increases for the fourth quarter and fiscal year are mainly due to:

- higher volume and improved selling prices of spare parts ($16 million for the fourth quarter, $98 million for the fiscal year);
- higher fractional ownership and hourly flight entitlement programs' service activities ($23 million for the fourth quarter, $62 million for the fiscal year); and
- higher revenues from Military Aviation Training, mainly as a result of the achievement during the third quarter of fiscal year 2008 of a significant milestone on the CF-18 Advanced Distributed Combat Training System contract ($32 million for the fiscal year).

EBIT margin

The 0.7 percentage-point increase for the fourth quarter is mainly due to:

- improved selling prices for business aircraft and regional aircraft;
- improved margins on service activities, mainly for spare parts sales and training; and
- better absorption of amortization expense due to higher revenues.

Partially offset by:

- higher production costs, mainly due to escalation in the price of materials and the negative impact of the strengthening of the Canadian dollar and pound sterling.

The 1.9 percentage-point increase for the fiscal year is mainly due to:

- improved selling prices for business aircraft and regional aircraft;
- improved margins on service activities, mainly for spare parts sales and training;
- lower research and development expenses due to the launch of the *CRJ1000* regional jet in February 2007, since the pre-launch research and development costs were expensed in fiscal year 2007;
- net gains due to the impact of lower interest rates and the impact of a general improvement in the financial condition of regional airlines on certain financial instruments carried at fair value; and
- better absorption of amortization expense due to higher revenues.

Partially offset by:

- higher production costs, mainly due to escalation in the price of materials and the negative impact of the strengthening of the Canadian dollar and pound sterling versus the U.S. dollar, including a charge of $45 million following changes in the long-term foreign exchange assumption for the Canadian dollar, which led to revisions of cost estimates for programs under average cost accounting; and
- lower gains resulting from the revision of cost estimates for programs under average cost accounting.

FREE CASH FLOW

Free cash flow

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
EBIT	**$ 196**	$158	**$ 563**	$ 322
Non-cash items:				
Amortization				
Program tooling	**74**	63	**289**	269
Other	**25**	32	**114**	140
Loss on disposals of property, plant and equipment	**-**	1	**-**	-
Stock-based compensation	**7**	3	**17**	8
Net change in non-cash balances related to operations	**380**	547	**969**	292
Net additions to property, plant and equipment	**(128)**	(33)	**(276)**	(217)
	$ 554	$771	**$1,676**	$ 814

Fourth quarter

The $217-million decrease is mainly due to:

- a negative period-over-period variation in net change in non-cash balances related to operations ($167 million) (see explanation below); and
- higher net additions to property, plant and equipment ($95 million), reflecting investments in the *CRJ1000 NextGen* regional jet program and the purchase of tooling previously under an operating lease related to the *Challenger 300* aircraft program.

Partially offset by:

- higher profitability ($38 million).

Fiscal year

The $862-million increase is mainly due to:

- a positive year-over-year variation in net change in non-cash balances related to operations ($677 million) (see explanation below); and
- higher profitability ($241 million).

Partially offset by:

- higher net additions to property, plant and equipment ($59 million), reflecting the investments in the *CRJ1000 NextGen* regional jet program and the recently launched *Learjet 85* aircraft program.

Net change in non-cash balances related to operations

The $380-million and $969-million cash inflows for the fourth quarter and fiscal year ended January 31, 2008 are mainly due to decreases in inventories and aircraft financing and an increase in advances in excess of related costs, partially offset by a decrease in accounts payable and accrued liabilities and discretionary pension fund contributions totalling $249 million.

For the fourth quarter ended January 31, 2007, the $547-million cash inflow was mainly due to decreases in inventories and aircraft financing. For the fiscal year ended January 31, 2007, the $292-million cash inflow was mainly due to a decrease in aircraft financing and an increase in accounts payable and accrued liabilities.

PROGRAM INFORMATION

The carrying amounts of EOAPC, included in inventories, and program tooling costs, included in property, plant and equipment, were as follows as at:

	January 31, 2008			January 31, 2007		
Program family	**EOAPC**	**Program tooling**	**Total**	EOAPC	Program tooling	Total
Business aircraft						
Learjet Series	**$ 81**	**$ 95**	**$ 176**	$ 163	$ 89	$ 252
Challenger 300	**85**	**343**	**428**	122	380	502
Challenger 604/ Challenger 605	**-**	**47**	**47**	-	56	56
Global Series	**111**	**210**	**321**	245	268	513
Regional aircraft						
CRJ Series	**-**	**432**	**432**	-	403	403
Q-Series	**-**	**69**	**69**	-	80	80
	$277	**$1,196**	**$1,473**	$530	$1,276	$1,806

EOAPC

The $253-million decrease in EOAPC is mainly due to all program families having reached the point where the actual unit cost is less than the average cost recognized in Cost of sales and to the reduction following the previously discussed $45 million charge following the changes in the long-term foreign exchange assumption for the Canadian dollar, partially offset by an increase in connection with the purchase of tooling previously under an operating lease related to the *Challenger 300* aircraft program.

The EOAPC charges included in EBIT were as follows for:

	Fourth quarters ended January 31		**Fiscal years ended January 31**	
	2008	2007	**2008**	2007
EOAPC charge	**$ 67**	$ 66	**$ 271**	$ 277[1]
As a percentage of total revenues	**2.3%**	2.5%	**2.8%**	3.3%

[1] This amount is after a charge of $74 million arising from the alignment of the *CRJ700* and *CRJ900* aircraft program accounting ending dates. Without taking into consideration this $74 million charge, the EOAPC charge in fiscal year 2007 amounts to $203 million or 2.4% of total revenues.


EOAPC
(as at January 31)
(in millions of dollars)
Regional aircraft
Business aircraft
757
77
680
530
277
2006
2007
2008

Program tooling

The $80-million decrease in program tooling is mainly due to amortization charges exceeding tooling additions. The *CRJ1000 NextGen* aircraft program, which is currently under development, benefits from leveraging prior investments in product platforms, whereas clean-sheet programs under development, such as the recently launched *Learjet 85* aircraft, typically require higher tooling investments.

Product development costs

	Fiscal year 2008	Fiscal year 2007
Program tooling[1]	**$ 209**	$ 160
Program change and engineering[2]	**94**	91
Research and development[3]	**37**	78
	$ 340	$ 329
As a percentage of manufacturing revenues	**4.5%**	5.1%

(1) Capitalized in Property, plant and equipment.
(2) Included in Cost of sales.
(3) Included in Research and development.

BA is continuously investing in strategic technology development to support its current aircraft portfolio and align with its aircraft development programs. As the *CRJ1000 NextGen* aircraft has been launched, the development costs were included in program tooling in fiscal year 2008.

AIRCRAFT DELIVERIES

Business aircraft deliveries

	Fourth quarters ended January 31		**Fiscal years ended January 31**	
	2008[1]	2007[1]	**2008[1]**	2007[1]
Narrow-body business jets				
Learjet 40/40 XR/Learjet 45/45 XR	**17**	14	**60**	52
Learjet 60/60 XR	**9**	6	**21**	19
Wide-body business jets				
Challenger 300	**17**	19	**52**	55
Challenger 604/Challenger 605	**16**	12	**38**	32
Global 5000/Global Express XRS	**12**	14	**48**	42
Challenger 800 Series	**5**	4	**13**	12
	76	69	**232**	212

(1) An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model have been sold to external customers. This resulted in 8 and 19 aircraft deliveries for the three- and twelve-month periods ended January 31, 2008 respectively (8 and 15 aircraft deliveries, respectively, for the same periods last fiscal year).


Business
aircraft deliveries
Wide-body
Narrow-body
197
128
69
212
141
71
232
151
81
2006
2007
2008

Business aircraft deliveries reached a record level in the fiscal year ended January 31, 2008, due to higher deliveries of all business aircraft, except for the *Challenger 300* aircraft due to the timing of adjustments in the production rate and to more production positions being reserved for inter-company transfers to *Flexjet* during fiscal year 2008 compared to the prior fiscal year.

Regional aircraft deliveries

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Regional jets				
CRJ200	**-**	-	**-**	1
CRJ700	**-**	-	**5**	13
CRJ705	**1**	-	**1**	-
CRJ900/CRJ900 NextGen	**18**	14	**56**	50
Turboprops				
Q200	**-**	-	**3**	1
Q300	**4**	5	**16**	16
Q400	**15**	12	**47**	31
	38	31	**128**	112


Regional aircraft deliveries
Q-Series
CRJ700/705/900/900 NextGen
CRJ200
138
28
74
36
112
48
63
1
128
66
62
2006
2007
2008

Regional aircraft deliveries increased during the fiscal year ended January 31, 2008, mainly due to increased deliveries of *Q400* turboprops, reflecting the market's continued sensitivity to operating costs, in particular fuel costs.

ORDERS AND BACKLOG

Total aircraft net orders

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Business aircraft	**154**	117	**452**	274
Regional aircraft	**51**	21	**238**	87
Amphibious aircraft	**8**	1	**8**	2
	213	139	**698**	363


Net orders
Regional aircraft
Business aircraft
Total, including amphibious aircraft
698
302
363
452
219
274
238
81
87
2006
2007
2008

Total order backlog

(in billions of dollars)	**January 31 2008**	January 31 2007
Aircraft programs	**$21.7**	$12.2
Military aviation training	**1.0**	1.0
	$22.7	$13.2


Order backlog
10.7
13.2
22.7
2006
2007
2008

The order backlog was at a record level as at January 31, 2008. The 72% increase reflects strong order intake in both business and regional aircraft. In business aircraft, both narrow-body and wide-body business aircraft order backlogs have increased, and the order backlog for each product family remains strong. In regional aircraft, the decision to introduce the next generation version of the *CRJ700* and *CRJ900* regional jets as well as the launch of the *CRJ1000 NextGen* regional jet have contributed to this increase. There has been a significant increase in the number of *Q400* aircraft orders demonstrating an increasing demand for large turboprops.


BA business aircraft backlog
Target range
Learjet family
16
Target range: 6-9 months
Challenger family
27
Target range: 9-12 months
Global family
45
Target range: 12-18 months


BA regional aircraft order backlog
Target range
CRJ Series
30
Target: 21 months
Q-Series
19(2)
Target: 21 months

(1) The number of months in production is calculated by dividing the order backlog in units as at January 31, 2008, by the number of aircraft delivered during the current fiscal year, converted into an equivalent number of months.
(2) The number of months in production for the *Q400* aircraft is 23 months.

Order intake has been consistently growing for the past three fiscal years, resulting in a strong order backlog. The firm order backlog is an indication of future deliveries; the stronger the order backlog, the higher the future deliveries. A strong order backlog also provides an added level of resilience, as BA would be able to decrease its production rates gradually if order intake were to drop significantly. However, a strong order backlog (which represents the period of time from order to delivery for a customer when measured in months) may discourage potential customers from placing an order. BA's order backlog is currently above target range for all business aircraft families. BA manages its order backlog by reviewing the production horizon for its products including the establishment of production rates and the assessment of its supply base capacity.

Business aircraft net orders

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Net orders	**154**	117	**452**	274
Book-to-bill ratio[1]	**2.0**	1.7	**1.9**	1.3

(1) Defined as the net orders received over the aircraft deliveries, in units, in a given period.

The increase in business aircraft orders reflects the competitive products and continued strength of the business aircraft market. Net orders received in fiscal year 2008 represent a record level for BA.

Regional aircraft net orders

	Fourth quarters ended January 31		Fiscal years ended January 31			
	2008	2007			**2008**	2007
	Net orders	Net orders	**Orders**	**Swaps**	**Net orders**	Net orders
Regional jets						
CRJ200	**-**	-	**-**	**-**	**-**	(16)
CRJ700/CRJ700 NextGen	**22**	3	**30**	**2**[1]	**32**	(33)
CRJ900/CRJ900 NextGen	**9**	7	**87**	**(17)**[1][2]	**70**	98
CRJ1000 NextGen	**1**	-	**24**	**15**[2]	**39**	-
Turboprops						
Q200	**-**	-	**4**	**-**	**4**	3
Q300	**3**	7	**13**	**-**	**13**	11
Q400	**16**	4	**80**	**-**	**80**	24
	51	21	**238**	**-**	**238**	87
Book-to-bill ratio	**1.3**	0.7			**1.9**	0.8

(1) Mesa Air Group, Inc. has converted its two orders of *CRJ900* regional jets to two *CRJ700 NextGen* regional jets.
(2) My Way Airlines has converted its remaining 15 orders of *CRJ900 NextGen* regional jets to *CRJ1000 NextGen* regional jets.

Regional aircraft significant net orders

	Fiscal year 2008
Aircraft	**Units**
CRJ700 NextGen	
SkyWest Inc.	18
Mesa Air Group	10
CRJ900/CRJ900 NextGen	
Delta Air Lines	44
Deutsche Lufthansa AG	15
Pluna Líneas Aéreas Uruguayas S.A.	7
Tatarstan Airlines	6
CRJ1000 NextGen	
Undisclosed customer	15
Brit Air	8
***Q400* turboprops**	
Flybe	15
Horizon Air	15
Pinnacle Airlines Corp.	15
Qantas Airways	12
Air Berlin PLC	10

Regional aircraft order backlog

	January 31, 2008	
	Aircraft on firm order	Options and conditional orders
Regional jets		
CRJ200	-	24
CRJ700 NextGen	32	72
CRJ900 NextGen[(1)]	84	212
CRJ1000 NextGen	39	24
Turboprops		
Q200	5	-
Q300	12	4[(2)]
Q400[(1)]	90	145
	262	481

(1) There are 19 firm orders in the order backlog with conversion rights from the *CRJ900 NextGen* aircraft to the *CRJ1000 NextGen* aircraft. In addition, there are three firm orders in the order backlog with conversion rights from the *Q400* turboprops to other regional aircraft.
(2) Subsequent to fiscal year 2008, the options for the *Q300* turboprop have been converted to options for the *Q400* turboprop.

Regional aircraft other events

During the third quarter of fiscal year 2008, certain landing gear incidents occurred with the *Q400* turboprop aircraft. In March 2008, BA announced that Scandinavian Airlines System ("SAS") and its affiliates placed a firm order for 13 *CRJ900 NextGen* regional jets and 14 *Q400 NextGen* turboprops, and took options for an additional 24 aircraft. As a result of this order, BA, SAS and Goodrich, the manufacturer of the landing gear, have come to a mutually satisfactory agreement, the terms of which do not result in a material impact to the Corporation. With respect to the other incidents related to the *Q400* aircraft not involving SAS, the Corporation does not expect the incidents to have a material impact on the Corporation's financial results.

On May 3, 2007, Delta emerged from a 19-month period under bankruptcy protection. In addition, on March 6, 2007, the U.S. Bankruptcy Court for the Southern District of New York entered an order granting the Corporation an allowed general unsecured claim in the amount of $34 million against Northwest Airlines ("Northwest"). On May 31, 2007, Northwest emerged from a 20-month period under bankruptcy protection, and the Corporation received shares of new equity in the reorganized Northwest as a primary distribution on account of its claim. The shares were monetized for proceeds of $18 million, resulting in a gain of the same amount, recorded in other expense (income) in the second quarter of fiscal year 2008. During the third quarter of fiscal year 2008, additional shares were received and monetized for proceeds of $2 million, also recorded as a gain in other expense (income).

WORKFORCE AND LABOUR RELATIONS

	January 31 2008	January 31 2007
Total number of employees	**27,900**	27,130
Percentage of employees covered by collective agreements	**56%**	57%

The increase in the total number of employees is mainly due to a ramp up in employee levels at the manufacturing facilities in Querétaro, Mexico, and to an overall increase in the level of activities.

Major collective agreements

Location	Union	Approximate number of employees covered	Expiration of current agreement
Montréal	International Association of Machinists and Aerospace Workers 712 ("IAMAW")	5,300	November 20, 2008
Belfast	The Amicus, the Amalgamated Transport & General Workers Union and the General Machinists & Boilermakers	4,400	January 25, 2010(1)
Toronto	Canadian Auto Workers	3,000	June 22, 2009
Wichita	IAMAW	1,100	October 5, 2009
Montréal	National Automobile, Aerospace, Transport and Other Workers of Canada (Canadian Auto Workers)	1,050	December 5, 2010(2)

(1) These collective agreements expired on January 24, 2007. On April 5, 2007, new three-year collective agreements were ratified, effective January 25, 2007.
(2) This collective agreement expired on December 5, 2007. On December 2, 2007, a new three-year collective agreement was ratified, which became effective on December 6, 2007.

TRANSPORTATION

Forward-looking statements[1]

Forward-looking statements in the BT section of this MD&A are based on:

- current order backlog and estimated future order intake;
- maintaining market leadership in rolling stock, system and services;
- normal contract execution and continued deployment of strategic initiatives, especially those linked to cost reductions, including procurement and operational improvement initiatives;
- market forecasts, using long-term market demand models and future project databases, consistent with publicly available market forecasts;
- recent industry trends that are expected to continue in the foreseeable future, based on main market drivers analysis as detailed in the respective Market and outlook sections; and
- a sustained level of public sector spending.

(1) See also the forward-looking statements in the Overview section.

The data presented in this section of the MD&A is structured by product line (Rolling stock, Services, System and Signalling) and by geographic region (Europe, North America, Asia-Pacific and Other), which is consistent with internal reports presented and reviewed by Management.

The table below summarizes the most relevant key performance measures and related metrics. Management views special items as potentially distorting the analysis of trends, and as such they are excluded from the profitability metrics. Management's incentive compensation is linked to the achievement of targeted results, based on EBIT and free cash flow.

Profitability	• EBIT before special items, as a measure of performance.
Liquidity	• Free cash flow, as a measure of liquidity generation.
Growth	• Order backlog, as a measure of future revenue growth. • Book-to-bill ratio, as an indicator of future revenue growth. The ratio represents new orders over revenues, measured in dollars in a given period. • Market share and scale, as measures of competitive positioning.
Capital employed	• Average net segmented assets, as a measure of capital efficiency.


Revenues
(for fiscal years)
(in millions of dollars)
System and signalling
Services
Rolling stock
6,639
954
1,329
4,356
6,586
1,116
1,404
4,066
7,793
1,425
1,474
4,894
2006
2007
2008


EBIT before
special items
(for fiscal years)
EBIT margin before special items - in percentage of revenues
Special items - in millions of dollars
EBIT - in millions of dollars
2.7%
3.9%
4.4%
179
91
255
231
339
177
2006
2007
2008


Free cash flow
(for fiscal years)
(in millions of dollars)
(126)
95
688
2006
2007
2008


Order intake
Book-to-bill ratio
(for fiscal years)
Order intake - in billions of dollars
Book-to-bill ratio
1.1
1.8
1.5
7.3
11.8
11.3
2006
2007
2008

FISCAL YEAR 2008

Revenues
$7.8
billion

EBIT before special items
$339
million

Free cash flow
$688
million

JANUARY 31, 2008

Order backlog
$30.9
billion

Fourth quarter

- Revenues of $2.4 billion, an improvement of 30% compared to the same period last fiscal year.
- EBIT of $109 million, or 4.6% of revenues, compared to $86 million, or 4.7%, for the same period last fiscal year.
- Free cash flow of $525 million, an improvement of $82 million compared to the same period last fiscal year.
- $3.9 billion in new orders (book-to-bill ratio of 1.6), compared to $5.4 billion (book-to-bill ratio of 3.0) for the same period last fiscal year.

Fiscal year

- Revenues of $7.8 billion, an improvement of 18% compared to last fiscal year.
- EBIT before special items of $339 million, or 4.4% of revenues, compared to $255 million, or 3.9%, last fiscal year. EBIT of $177 million, or 2.3% of revenues, compared to $231 million, or 3.5%, last fiscal year.
- Free cash flow of $688 million, an improvement of $593 million compared to last fiscal year, after discretionary pension fund contributions totalling $135 million.
- $11.3 billion in new orders (book-to-bill ratio of 1.5), compared to $11.8 billion (book-to-bill ratio of 1.8) last fiscal year.
- On April 1, 2008, an agreement was reached in connection with the Metronet's long-term contracts, which resulted in a reduction of $2.6 billion in the order backlog. The carrying value of the investment in Metronet was already written off in the second quarter of fiscal year 2008, resulting in a special item of $162 million.
- Order backlog of $30.9 billion as at January 31, 2008, the highest backlog in the rail industry, despite the Metronet adjustment.

PROFILE

BT is dedicated to develop, manufacture and service advanced transportation solutions for today's and tomorrow's railways. As the global leader in rail technology, BT places environmental sustainability firmly at the top of its agenda. BT's products and services combine energy-conserving technology with optimal safety, reliability and cost efficiency. Its products and services are designed for sustainable mobility. BT's worldwide presence includes 43 production sites in 21 countries and over 40 service centres around the world, with a workforce of 31,485 employees as at January 31, 2008.

Sustainable mobility

As the global leader in the rail industry, BT seeks to create greater awareness for sustainable mobility as a step toward fighting global warming. In line with this green approach, in fiscal year 2008, BT launched its *"The Climate is right for Trains"* campaign, promoting the benefits of rail as a preferred mode of transit, thus helping to reduce the congestion and pollution. A new website, theclimateisrightfortrains.com, was developed, along with a series of new advertisements in daily newspapers and the trade press around the world, designed to present BT trains, trams and people movers in this perspective.

CUSTOMERS

The rail market consists primarily of customers in the public or quasi-public sectors, such as large national railways, regional railways and municipal transit authorities. Deregulation in some markets, in particular in regional passenger and freight transportation, has led to the emergence of private operators. However, public-sector entities still dominate the market, and they benefit from various forms of public involvement related to financing of operations or funding of infrastructure. Most of these operators are regional or national, but some former national railway companies are starting to internationalize their operations, in addition to emerging private transnational operators.

BT's customers are located in approximately 60 countries, with Europe representing 74% of revenues in fiscal year 2008. Customers' key selection criteria include: compliance with customer requirements, reliability, availability, maintainability and safety of the vehicle, price, energy efficiency and design. For most public operators, local content is also an important criterion.

PRODUCTS AND SERVICES

BT covers a full spectrum of railway solutions, ranging from complete trains to subsystems, maintenance services, system integration and signalling. Rolling stock still represents the main business of BT, accounting for 63% of revenues. BT's worldwide installed base of rolling stock exceeds 100,000 cars and locomotives. Contracts tend to be large in size and relatively complex in design, resulting in significant engineering and design lead times before delivery. Building on modular platforms allows for shorter lead times, lower cost and reduced execution risk, while enhancing product flexibility to address specific customer needs.

Revenues for fiscal year 2008


System and signalling
18%
Services
19%
$7.8 billion
63%
Rolling stock

The table below presents the main market segments, as well as an overview of the main products and services.

ROLLING STOCK			SERVICES	SYSTEM AND SIGNALLING	
Rolling stock	**Propulsion & controls**	**Bogies**	**Services**	**System**	**Signalling**
Mainline • Locomotives • Very high-speed trains • High-speed trains • Intercity trains • Regional trains • Commuter trains Mass Transit • Metro cars • Light rail vehicles	• Traction converters • Auxiliary converters • Traction drivers • Train control and management systems	• Portfolio of products to match the entire range of rail vehicles • Full scope of services throughout the life cycle of bogies	• Fleet management • Material and logistics management • Vehicle renovation and overhaul • Component refurbishment and overhaul • Technical support	• Automated people movers • Advanced rapid transit • Light rapid transit • Turnkey systems • Automated monorail • Operations and maintenance • Transit security	• Integrated control systems • Onboard computer systems for automatic train protection and operation • Wayside interlocking and equipment • Services for signalling equipment

Rolling stock

Locomotives

BT offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic, in both electric and diesel-electric versions, to suit the specific needs of railway operators. The *TRAXX* locomotive family has become the standard in the industry with innovative, standardized and modular locomotives, offering interoperability, outstanding reliability, long-term availability, as well as excellent maintenance and operational economy.

Intercity, High-speed and Very high-speed trains

BT's product line includes multiple units and coaches for intercity and high-speed passenger transportation, adapted to the requirements of customers throughout the world. BT has launched the modular high-speed platform *ZEFIRO*, featuring unique characteristics to respond to the emerging needs of operators and passengers alike. BT is also actively involved in various high-speed and very high-speed programs around the world, such as the French TGV, German ICE, Spanish Talgo, Italian ETR 500 and American Acela.

Commuter and Regional trains

BT offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units ("EMUs"), diesel multiple units (DMUs), as well as coaches in both single and double-deck configurations. BT's modular and flexible product platforms, such as the *TALENT* 2, the *SPACIUM* 3.06 or the Autorail Grande Capacité (high-capacity regional to multiple unit) ("AGC"), are designed to meet the evolving expectations of operators and end users, but also optimize environmental performance and operating economics.

Metro cars

BT offers a full range of technologies adapted to the needs of urban transit systems. Its *MOVIA* platform offers a modern, mass transit vehicle designed to respond to the need for a rapid, efficient and cost-effective high-performance operation. Operating requirements such as passenger capacity and acceleration performance are adaptable to customer requirements across the world.

Light rail vehicles

BT offers the world's most complete portfolio of trams and light rail solutions. Ranging from 100% low-floor trams to high-capacity light rail vehicles, its proven *FLEXITY* family has a suitable and economically superior product for every urban centre across the globe. In addition to improving its customers' operational and performance targets, BT's vehicles have won numerous international awards for innovative technology and exclusive designs.

Propulsion & controls

BT offers complete propulsion, train control and management systems to internal and third-party customers. The *MITRAC* propulsion systems cover transformers, traction converters, traction motors, gears, auxiliary converters and train control management systems, featuring cutting-edge, energy-saving technology.

Bogies

BT offers reliable and innovative bogie solutions for all types of rolling stock to internal and third-party customers; small-sized bogies for light rail vehicles, medium-sized bogies for metro cars and commuter, regional, intercity and very high-speed trains, as well as large-sized bogies for locomotives and heavy haul. In addition, BT offers a full scope of services throughout the life cycle of the bogies.

Services

BT provides a complete service portfolio, including full train and fleet maintenance, materials and logistics programs, plus the modernization, re-engineering and overhaul of vehicles and components. Each product offering can be tailored to meet the needs of individual customers with a range of core and optional services for particular fleets.

System

BT has unique expertise in developing, designing and building turnkey transportation systems, which includes extensive experience in complete project financing, public private partnership approaches and more than 30 years of operations and maintenance experience. BT offers complete transportation solutions from high-capacity intercity systems to fully automated rapid transit, people movers and monorail systems.

Signalling

BT offers a comprehensive portfolio of on-board and wayside rail control solutions for both mass transit and mainline applications, catering to the needs of customers in over 50 countries. *CITYFLO* mass transit solutions extend from manual applications to fully automated communication-based systems. *INTERFLO* mainline solutions range from conventional systems to European Rail Traffic Management System ("ERTMS") technology.

MARKET AND OUTLOOK

OVERALL MARKET

The worldwide rail market is comprised of rolling stock, services, system and signalling, including rail-related telecommunication equipment and infrastructure. Market data referred to in the MD&A represents the market in which BT has a product offering ("relevant market"), defined as the worldwide rail market excluding Japan and the share of local contractors in emerging markets, which are not accessible to BT. Segments where BT has no product offering, such as North American diesel locomotives, worldwide freight cars, rail infrastructure, electrification and pure communications equipment, are also excluded.

Due to the cyclical nature of the market and in line with common industry practice, BT's relevant market is stated as the average of a three-year period. Market shares are calculated based on published order intake for rolling stock and system, and are calculated based on revenues for services and signalling. The Market and outlook discussion is based on calendar-year figures, consistent with reported data for market and market share.

Market by geographical region

(in billions of dollars)	**Calendar years 2005-07**		Calendar years 2004-06	
Europe	**$ 25.8**	**60%**	$ 23.6	61%
Asia-Pacific	**7.3**	**17%**	6.5	17%
North America	**4.1**	**9%**	3.7	9%
Other	**5.9**	**14%**	5.0	13%
	$ 43.1	**100%**	$ 38.8	100%
BT's market share	**23%**		20%(1)	

(1) Restated from 21% to 20%, reflecting new competitive intelligence.

The market for calendar years 2005-07 showed a strong growth of 11% compared to calendar years 2004-06, supported by all world regions. The growth in Europe, Asia-Pacific, and North America markets was mainly driven by a higher level of investments in rolling stock. The Other region market grew mainly as a result of high demand for both rolling stock and systems.

Based on a three-year average for calendar years 2005-07, BT remains the market leader in the rail industry, increasing its market share from 20% to 23% of the relevant market, mainly due to strong order intake in the commuter and regional trains, electric locomotives and propulsion & controls segments.

Competition

The three largest OEMs account for approximately 57% of the relevant market.

BT is well positioned in all segments and ranks number one in nine out of eleven market segments. BT's major competitors are Alstom Transport ("Alstom"), a business unit of Alstom SA and Siemens Transportation Systems ("Siemens"), a business unit of Siemens AG. Both are active in the same markets as BT. All other competitors in the relevant market hold less than 10% of total market share.

Market shares
Calendar years 2005-07


BT
23%
Other
43%
$43.1 billion
18%
Alstom
16%
Siemens

Source: Published information and BT market analysis.

Competitors with at least 10% market share in one segment

	ROLLING STOCK								SERVICES	SYSTEM	SIGNALLING
	Light rail	Metros	Commuter	Regional	High speed & Intercity	Electric loco-motives	Bogies	Propulsion & controls			
BT	#1	#1	#1	#1	#3	#1	#1	#1	#1	#1	#6
Alstom											
Siemens											
Stadler Rail AG											
Kawasaki Rail Car Inc.											
Mitsubishi Electric Corporation											
Patentes Talgo S.A.											
CJSC Transmashholding											
Ansaldo STS											
Invensys PLC											

Source: BT market analysis.

Depending on the product segments, countries and regions, BT is facing competition from specialized competitors. In the service segment, competition mainly comes from railway operators, subsystem and component suppliers, as well as from third-party service providers.

Outlook for calendar years 2008-10

The table below summarizes the main drivers in the overall market, and the product lines and regions they affect. Other specific drivers are discussed under the individual market sections.

Market drivers outlook

Market driver	Product lines	Geographic regions	Trend	Justification
Urbanization, population growth and economic development	All	Asia-Pacific and Other	▲	According to data provided by Global Insight, Inc., the average real GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next three years, continuing the urbanization trend started in these markets. This will create a higher demand for new, high-performance rail equipment for public urban and intercity passenger transport, as well as freight transportation.
Demand for environmentally friendly transportation modes	Rolling stock, services and system	Worldwide	▲	General ecological awareness continues to increase in most of the world, recognizing sustainable mobility as a step toward fighting global warming. Increasing fuel costs are also leading to an increase in ridership for rail transport across the world, driving demand for new trains and green technologies.
Replacement of aging rail equipment	Rolling stock, services and signalling	Europe and North America	▲	The average age of the existing rolling stock fleet is around 20 years, approaching the 30-year replacement threshold. Increasing ridership and growing competition among operators, as well as higher comfort levels expected by passengers are all pushing operators to replace, update and/or modernize their rolling stock. To cope with the higher usage of the existing infrastructure, modernization of the signalling equipment is key to improving both safety standards and network capacity.
Liberalization of rail transport markets	Rolling stock and services	Europe	▶	The creation of open market conditions for new railway operators is sharing a positive effect on the demand for rolling stock and services. The effect is strongest in freight transportation, with a high demand for locomotives for national and cross-border traffic, as well as associated services. The effect on the passenger market is more moderate, as new franchises are being attributed gradually. Most public operators still perform the major portion of their maintenance services in-house, even if some have started to outsource key maintenance processes, similar to private operators.

▲ Indicates a favourable trend in the market categories in which BT competes.
▶ Indicates a neutral trend in the market categories in which BT competes.

The previous trends should drive operators to replace and/or modernize their fleet and maintain the high demand for rail equipment and services realized in both calendar years 2006 and 2007. These trends heavily depend on a sustained level of public sector spending. BT's relevant market, already at a high level, is expected to grow further by around 1.5-2% annually, in real terms, over the next three calendar years with increases in all regions and product lines.

Relevant market by product line
(in billions of dollars)


Anticipated three-calendar-year annual growth rate
Total
43.1
45.5
1.5-2%
System 2.4
2.5
1.5-2%
Signalling 7.1
7.5
1.5-2%
Services 12.6
13.4
1.5-2%
Rolling Stock 21.0
22.1
1-2%
Actual
Calendar years 2005-07
Outlook
Calendar years 2008-10

Relevant market by geographic region
(in billions of dollars)


Anticipated three-calendar-year annual growth rate
Total
43.1
45.5
1.5-2%
Other 5.9
6.6
3-4%
North America 4.1
4.1
0-0.5%
Asia-Pacific 7.3
8.1
3-4%
Europe 25.8
26.7
1-1.5%
Actual
Calendar years 2005-07
Outlook
Calendar years 2008-10

ROLLING STOCK MARKET

The rolling stock market encompasses all passenger rail vehicles, including light rail vehicles and metro cars, commuter, regional, intercity, high-speed and very high-speed trains, passenger locomotives, as well as freight electric and diesel locomotives.

Market by geographical region

(in billions of dollars)	**Calendar years 2005-07**		Calendar years 2004-06	
Europe	**$ 12.4**	**59%**	$ 11.1	61%
Asia-Pacific	**3.9**	**19%**	3.4	19%
North America	**2.1**	**10%**	1.7	9%
Other	**2.6**	**12%**	2.0	11%
	$ 21.0	**100%**	$ 18.2	100%
BT's market share	**31%**		27%[(1)]	

(1) Restated from 28% to 27%, reflecting new competitive intelligence.

The rolling stock market in calendar years 2005-07 has shown strong growth throughout all world regions. In Europe, market growth came from locomotives and the mainline segment, while the metro cars market declined and the market for light rail vehicles remained stable at a high level. In Asia-Pacific, the market grew further, driven by investments in locomotives and metro cars. The North America market increased due to a higher demand for metro cars and commuter trains. The growth in the Other region market was mainly driven by orders for light rail vehicles, metro cars and freight locomotives.

Competitive positioning

BT's outstanding product and technology portfolio, which comprises all train types and major subsystems from urban to very high-speed applications, is a key competitive advantage. The rolling stock portfolio benefits from an excellent reputation in the rail industry, due to its delivery record, customer focus, product reliability and the value for price delivered to customers. This was demonstrated by BT's substantial order intake in calendar year 2007.

Another competitive advantage is BT's global footprint, which has recently been extended to the emerging markets of India and Russia, as BT set up a plant in India to manufacture metro cars and bogies for the order received from Delhi Metro, and created two propulsion and controls joint ventures with CJSC Transmashholding for the Russian market.

Continuous research on modular and flexible train platforms paved the way to win a key framework agreement in Germany for the new *TALENT* 2 regional train, as well as to introduce the first application of the modular *ZEFIRO* high-speed technology in China. In calendar year 2007, the demand for the standardized *TRAXX* locomotive platform was also unprecedented.

BT continuously works on improving its product portfolio with a focus on further developing the "intelligence" of its trains and reducing energy consumption and CO_2 emissions. In calendar year 2007, BT introduced the world's first hybrid AGC, and successfully demonstrated a 20% reduction in power consumption in regular service with the *MITRAC* energy saver.

As the market leader in Rolling Stock, BT is well positioned to benefit from a growing demand in the rolling stock market.

Outlook for calendar years 2008-10

The strong growth in emerging markets and renewed demand for environmentally friendly transportation modes should maintain the high demand for rolling stock. The rolling stock market relevant to BT, already at a high level, is expected to grow further at 1-2% annually, in real terms, over the next three calendar years.

SERVICES MARKET

The services market comprises all activities in the fields of fleet management, material and logistics management, vehicle and component refurbishment and overhaul, as well as technical support.

Market by geographical region

(in billions of dollars)	**Calendar years 2005-07**		Calendar years 2004-06	
Europe	**$ 8.8**	**70%**	$ 8.4	71%
Asia-Pacific	**1.4**	**11%**	1.2	10%
North America	**0.8**	**6%**	0.8	7%
Other	**1.6**	**13%**	1.5	12%
	$ 12.6	**100%**	$ 11.9	100%
BT's market share	**11%**		12%	

The services market in calendar years 2005-07 grew throughout all regions. In Europe, national railway operators have developed strong expertise and capability to perform vehicle maintenance and refurbishment in-house, but have begun to award maintenance contracts for some of their new fleets as they focus more on their core competencies, as do private operators. In North America, new commuter rail services tend to involve private-sector operations and maintenance (O&M) subcontractors. Emerging markets in the Asia-Pacific and Other region markets are currently mainly accessible within the scope of system projects.

Competitive positioning

BT's main strategic advantage is its worldwide large rolling stock installed base of over 100,000 cars and locomotives in key markets. This installed base, combined with BT's expertise, represents a significant growth opportunity in the services segment as some national operators, like Spanish national operator RENFE, have started outsourcing their maintenance activities to focus on their core competencies.

BT's extensive material supply chain and global footprint ensure competitiveness in the services segment, as demonstrated by the fact that BT won key projects across the world. In the U.K., BT won key fleet maintenance orders from East Midlands Trains, Virgin West Coast and retained the Cross Country franchise. BT won several *TRAXX* locomotive maintenance orders in continental Europe and two key projects with Toronto operator GO Transit in North America.

In calendar year 2007, BT exited the low-end vehicle refurbishment market, but continues to position itself as the leader in selected value-added refurbishment segments, such as repowering and high-end modernization. In calendar year 2007, BT won three key orders in this field in the European market.

With its wide range of value solutions addressing all phases of the life cycle of its installed base and new fleets, BT is well positioned to benefit from a growing demand in the services market.

Outlook for calendar years 2008-10

Modernization of rolling stock and a moderate level of growth in the outsourcing are driving the market for services, particularly in Europe. The accessible market is expected to grow at around 1.5-2% annually, in real terms, over the next three calendar years. Further market growth will depend on the progress of liberalization in passenger transportation.

SYSTEM MARKET

The system market covers the complete scope of turnkey projects: systems integration, engineering, project-related services and equipment supplies such as rolling stock, automation, signalling, operations and maintenance. The civil work portion of the projects is excluded from the relevant market.

Market by geographical region

(in billions of dollars)	**Calendar years 2005-07**		Calendar years 2004-06	
Asia-Pacific	**$ 1.0**	**24%**	$ 0.9	27%
North America	**0.6**	**15%**	0.5	15%
Europe	**0.6**	**15%**	0.4	12%
Other	**1.9**	**46%**	1.5	46%
	$ 4.1(1)	**100%**	$ 3.3(1)(2)	100%
BT's market share	**22%**		29%(2)	

(1) Of which approximately $1.7 billion related to the rolling stock, services and signalling portion of the orders in calendar years 2005-07, compared to $1.2 billion in calendar years 2004-06, are also included in their respective sections of the market.
(2) Restated from 34% to 29%, and from $2.5 billion to $3.3 billion, reflecting new competitive intelligence.

The market size in calendar years 2005-07 grew throughout all regions, driven by continuous demand for automated people movers and medium-sized investments in metro cars and light rail systems. It should be noted that the system market size reached an unusually high level in calendar year 2006, as a result of very large mass transit projects awarded in calendar year 2006 in South Africa and the United Arab Emirates.

Despite lower order intake in calendar year 2007, BT kept its global leadership in the system market, with a market share of 22% over calendar years 2005-07.

Competitive positioning

BT is well positioned in the system market as a leader in the design, manufacturing, commissioning, operation and maintenance of automated people movers and mass transit systems. BT offers a complete portfolio of rubber tire and steel wheel solutions for highly reliable unattended train operation in high passenger traffic airports and urban areas.

In calendar year 2007, BT won several contracts for automated people movers in Europe, North America and Asia. In the mass transit segment, BT won an order in Kuala Lumpur to support the order won in calendar year 2006 for additional advanced rapid transit vehicles. In addition, a new operations and maintenance contract was secured for Beijing Capital International Airport.

Outlook for calendar years 2008-10

Environmental concerns and urbanization will grow the market for mass transit systems in the future, in particular in emerging markets in Asia-Pacific, the Middle East and Africa. After two exceptionally large contracts were awarded in calendar year 2006, the market is expected to return to a more sustainable level of around $3.5 billion over the next three calendar years, or $2.5 billion, net of the rolling stock, services and signalling portion of the orders.

SIGNALLING MARKET.

The signalling market comprises all areas of rail control and signalling automation solutions, train routing systems, operations and traffic control and other signalling fields. The market covers the mass transit and mainline segments with on-board and wayside equipment.

Market by geographical region

(in billions of dollars)	**Calendar years 2005-07**		Calendar years 2004-06	
Europe	**$ 4.1**	**58%**	$ 3.9	59%
Asia-Pacific	**1.4**	**20%**	1.2	18%
North America	**0.8**	**11%**	0.8	12%
Other	**0.8**	**11%**	0.7	11%
	$ 7.1	**100%**	$ 6.6	100%
BT's market share	**8%**		8%	

The signalling market grew steadily throughout all regions in calendar years 2005-07. Market development in Europe was dominated by the rollout of ERTMS, with an increased focus on priority corridors and the submission of national ERTMS implementation plans to the European Union by each member state. ERTMS introduces a new signalling standard, allowing interoperability across national railway systems and ensuring the highest level of safety. The Asia-Pacific market was primarily driven by the mass transit segment, with a large number of projects awarded in China and India. The adoption of ERTMS in China is opening the mainline market to Western suppliers. In North America, the freight market benefited from investments to address capacity constraints. In the Other region market, particularly in the Middle East and in North Africa, investments in new infrastructure increased, triggering demand for new signalling systems.

Competitive positioning

Continuous product development in mainline ERTMS solutions and the development of a mass transit engineering centre based in Bangkok enhance BT's competitiveness in the signalling market. Strategic alliances in Poland and Russia also provide a competitive advantage when addressing these two key growth markets. Other alliances established in calendar year 2007 will also enhance BT's competitive advantage in Germany and Sweden. Building on its signalling capabilities, BT was able to extend its customer footprint by winning key orders for ERTMS systems in China and Europe, as well as for mass transit solutions in India and Turkey.

Outlook for calendar years 2008-10

ERTMS investment in Europe and infrastructure development projects in Asia-Pacific and the Middle East should drive the high demand for signalling equipment. The market is expected to grow by around 1.5-2% annually, in real terms, over the next three calendar years.

STRATEGIES AND CAPABILITY TO DELIVER RESULTS

Vision and commitment

BT's vision is to be the global leader in rail transport solutions, by:

- providing superior value and services to its customers;
- creating profitable growth through investments in its people and products;
- optimizing the safety, efficiency and environmental performance of its products; and
- setting high standards and delivering as promised.

BT's ultimate vision is to become the first choice for customers, the best performer and the most rewarding workplace for employees in the industry. Its more immediate strategic goals are to maintain global market leadership, create sustainable and profitable growth, and to achieve an EBIT margin of 6% by fiscal year 2010.

Key success factors

The key success factors in the current business environment are:

- broad, leading-edge portfolio of flexible platforms that can be customized to customer requirements;
- superior engineering capability linked with highly evolved project management processes;
- global presence with local capabilities;
- competitive initial purchase cost and attractive total lifecycle costs;
- comprehensive and state-of-the-art service offering;
- environmentally friendly technology; and
- talent pool of well-trained and motivated employees.

STRATEGIES

With a strong order backlog of $30.9 billion, a consistently high level of order intake of over $11 billion in each of the last two fiscal years, revenues close to $8 billion and a global market share of 23% for calendar years 2005-07, BT is the market leader in the rail industry. As a result of its comprehensive and innovative product portfolio, BT is leading the market in nine out of eleven market segments. Since the launch of the BT-wide turnaround program in fiscal year 2005, BT has improved its profitability year after year, for the last three fiscal years.

To fully realize its vision and reach its strategic goals, BT focuses on four long-term strategic cornerstones:

Flawless execution	Profitable growth	Value-based solutions	Increased focus
Deliver projects on time, quality and budget.	Realize above-industry growth, while supporting EBIT target.	Evolve toward being a proactive solution provider.	Focus resources on higher return areas.

Flawless execution

Goal	• Deliver projects on time, quality and budget.
Leading initiatives	• Execute margin and quality-enhancement programs focusing on engineering, procurement, manufacturing and project management. • Ramp up resources on time and quality to execute the order backlog of $30.9 billion as at January 31, 2008.

Fiscal year 2008 highlights	• Major projects delivered on time and on quality, for example:
	  • first batch of 300 out of 698 ordered AGC cars delivered on time, with reliability exceeding initial customer expectations; and
	  • Beijing Airport system for 2008 Summer Games completed on time on a very tight schedule; only 18 months after contract signature.
	• Approximately 2,400 new employees deployed across the organization, mainly in operations, engineering, quality and project management, to ensure flawless execution of the strong order backlog.
	• Further rolled out margin and quality-enhancement program across the organization.

Profitable growth

Goal	• Realize above-industry growth, while supporting EBIT target.
Leading initiatives	• Achieve a sustainable book-to-bill ratio above one. • Expand market presence in emerging markets, with a focus on Russia, India and China. • Improve profitability of order backlog through improved bidding.

Fiscal year 2008 highlights	• Realized strong order intake of $11.3 billion across all world regions, with a book-to-bill ratio of 1.5, leading to an order backlog of $30.9 billion, the highest backlog in the rail industry.
	• Achieved revenue growth of 18%, mainly due to the ramp up of major contracts, following two fiscal years of revenue contraction.
	• Improved profitability of order backlog through improved bidding processes and selective bidding, contributing to increase the EBIT margin before special items from 3.9% in fiscal year 2007 to 4.4% in fiscal year 2008.
	• Focused and reached key milestones in emerging markets:
	  • Russia: Created two joint ventures with CJSC Transmashholding to develop and manufacture *MITRAC* propulsion equipment;
	  • India: Won key contracts for the Delhi Metro, including 340 *MOVIA* metro cars and the installation of *CITYFLO* 350 train control and signalling systems and *MITRAC* propulsion & controls equipment. BT is currently setting up a manufacturing site in Vadodara, India, to produce the metro cars and bogies; and
	  • China: Won several high-profile contracts, including the launch of *ZEFIRO* high-speed trains, a signalling system for the first ERTMS high-speed line in China, 192 *MOVIA* cars with *MITRAC* propulsion equipment for the Shanghai metro and *MITRAC* propulsion equipment for 500 electric freight locomotives.

Value-based solutions

Goal	• Evolve toward being a proactive solution provider.
Leading initiatives	• Develop and intensify proactive customer relationships to anticipate evolving customer needs. • Develop and package value-added solutions to market BT's innovations.

Fiscal year 2008 highlights	• Successfully introduced innovative value-added solutions with a focus on modularity, operational flexibility and environmental performance, for example:
	  • *TALENT* 2 regional and commuter trains, which can be reconfigured to changing operational requirements even once put into service;
	  • AGC "bi-bi", the world's first hybrid train, able to run on both electrified and non-electrified lines without interruption;
	  • Green Train concept based on the successful *TURBOSTAR* platform and the B5000 bogie with 20% less weight, 20% higher fuel efficiency and 20% lower CO_2 emissions;
	  • Modular *ZEFIRO* high-speed technology partially fitted with sleeping berths, offering a new dimension in long-distance overnight travel; and
	  • *MITRAC* Energy Saver, with 20% power saving compared to conventional light rail vehicle equipment.
	• Won several awards highlighting the unique value proposition of the BT fleet, for example:
	  • electrical and diesel multiple units have been ranked most reliable in the U.K. for the sixth consecutive year;
	  • *FLEXITY* Outlook trams in Brussels, Belgium, won a quality award for innovation, creativity and added value; and
	  • BT, jointly with its consortium partner, received a supplier award from Deutsche Bahn ("DB") for product quality and commercial relationship for the Hamburg S-Bahn line in Germany.

Increased focus

Goal	• Focus resources on higher return areas.
Leading initiatives	• Be more selective on order intake to further improve quality of order backlog. • Continuously review BT's activity portfolio to maximize value creation and reduce risk levels.
Fiscal year 2008 highlights	• Improved success rate on bids as a result of a more focused tender selection and reinforced bidding processes. • Refocused services business in the U.K. on lower risk areas of fleet management and fleet support. As a result, low-end vehicle refurbishment business will be exited, once current commitments have been fulfilled.

In fiscal year 2008, BT made significant progress on the implementation of its strategic cornerstones, improving its competitive positioning and financial performance. Employees across all countries, divisions and sites are aligned behind the strategy. BT is confident on reaching the strategic goals set for the coming fiscal years.

CAPABILITY TO DELIVER RESULTS

To implement its long-term strategy and improve its competitive position with regards to the key success factors, BT launched a company-wide improvement program in fiscal year 2005. The program, called TOPSIX, aims to continuously improve BT's key business processes and covers six areas: market leadership, product portfolio, operational excellence, project management, procurement and human resources.

The TOPSIX actions are transversal initiatives across all BT divisions, countries and projects and support its long-term strategy as follows:

INITIATIVE	LEAD: Market leadership
Goal	• Maintain and reinforce market leadership through sustainable profitable growth.
Leading initiatives	• Expand international presence, with a particular focus on emerging markets. • Strengthen bid and sales processes. • Continuously develop and train sales force. • Intensify relationships with key customers.
Fiscal year 2008 highlights	• Grew global market share from 20% to 23% despite strong competition. • Strengthened the mandate of chief country representatives and appointed new representatives in several new markets. • Reached key milestones in development of emerging markets: India, Russia and China. • Further improved bid processes. • Launched new customer relationship management initiative, starting with selected customers.

INITIATIVE	SUPRO: Product management
Goal	• Develop and sustain a world-class product portfolio that satisfies current and future customer needs, while ensuring environmental sustainability.
Leading initiatives	• Leverage strength of current products and continuously optimize product portfolio. • Increase standardization and modularization on both component and platform levels. • Strengthen design review process to improve product design quality and reduce non-conformity costs throughout the life cycle. • Improve innovation management capabilities to remain ahead of competition.
Fiscal year 2008 highlights	• Reached key milestones in standardization: product architectures now using close to 70% of standard components. • Improved knowledge management and launched engineering efficiency program. • Launched BT-wide research and development initiative to help customers reduce their environmental footprint. • Launched innovation management program to foster a culture of innovation and coordinate activities across the organization.

INITIATIVE	BOS: World-class operations
Goal	• Continuously improve performance of sites and deliver products on time, with no defects and to the full satisfaction of its customers.
Leading initiatives	• Reduce non-conformity costs and increase quality by minimizing defects. • Shorten cycle times and improve on-time deliveries. • Increase productivity and reduce inventories. • Continuously develop a safe and secure workplace.

Fiscal year 2008 highlights	• Launched the new BT Operations System (BOS), a world-class lean production system.
	• Completed base line assessments at all major sites and developed fiscal year 2009 improvement plan to implement best practices.
	• Awarded several quality and industry certifications:
	  • International Railway Industry Standard (IRIS) certification for three main sites in Germany and Sweden; and
	  • Eco Management and Audit Scheme (EMAS) for BT Poland.

INITIATIVE	PRO: Project management excellence
Goal	• Continuously improve project management performance to deliver contracts on time, on cost and on quality.
Leading initiatives	• Reinforce process deployment and project management competencies and continue to audit and monitor key projects. • Capture and share lessons learned and best practices across the organization. • Continue to develop and expand the project management talent pool.
Fiscal year 2008 highlights	• Performed over 100 in-depth project audits across the divisions to support margin and quality-enhancement program. • Performed an external benchmarking of BT's project management capabilities, providing a basis for further improvements in fiscal year 2009. • Launched new knowledge management process to support continuous improvement. • Improved process for planning and scheduling projects. • Introduced advanced training for project managers across the organization.

INITIATIVE	CODE30+: Procurement optimization
Goal	• Improve supply chain reliability and reduce cost of ownership of procured materials and services.
Leading initiatives	• Reduce material prices through global sourcing. • Launch joint improvement initiatives with suppliers to reduce total cost. • Optimize supply chain for on time and on-quality sourcing. • Expand supplier performance management program.
Fiscal year 2008 highlights	• Improved competitiveness and profitability. • Expanded scope of initiative from material cost optimization to total cost of ownership, covering aspects such as design, manufacture and life cycle costs. • Started initiative on supplier quality and performance improvement.

INITIATIVE	PEOPLE: People development
Goal	• Create and sustain a workplace that motivates employees to do their best.
Leading initiatives	• Acquire external, and leverage internal talent. • Develop competencies throughout key functions. • Create an engaged and boundary-free organization. • Invest in retaining and developing people.
Fiscal year 2008 highlights	• Launched new global graduate program to attract skilled workforce. • Gave leadership training to more than 650 employees to improve execution of strategies. • Introduced shared service centres for North American employees in Montréal, Canada, and for European employees in Derby, U.K., Vasteras, Sweden, and Brussels, Belgium, to improve human resource service levels offered to employees. • Introduced and created global centres of expertise for talent and compensation/benefit management.

In addition to its focus on operational improvement to enhance its competitive position and profitability through the company-wide improvement program TOPSIX, BT is aiming at optimizing its cash flow management.

INITIATIVE	Cash flow management
Goals	• Optimize free cash flow through the effective management of operations and net segmented assets, mainly inventories and advances from customers. • Generate free cash flow in line with EBIT.
Leading initiatives	• Profitable growth: achieve a sustainable book-to-bill ratio above one by maintaining market leadership in traditional markets and expanding in emerging markets, leading to higher levels of customer advances and profitability. • TOPSIX improvement program: reduce net segmented assets through an optimized supply chain and shorter production lead times (CODE 30+ and BOS), as well as through strengthened contract management (PRO).
Fiscal year 2008 highlights	• Realized a free cash flow of $688 million in fiscal year 2008, an improvement of $593 million compared to last fiscal year, despite discretionary pension fund contributions totalling $135 million. • Free cash flow in excess of two times EBIT before special items, mostly as a result of strong order intake above $11 billion and a book-to-bill ratio of 1.5.

Since the launch of the company-wide improvement initiative in fiscal year 2005, BT has made very good progress in all targeted areas. Going forward, BT will continuously review the TOPSIX program and adapt the initiatives to maintain and further improve its competitive advantage.

ANALYSIS OF RESULTS

The high level of order intake achieved in fiscal year 2008 illustrates the solid competitiveness of BT's product and service portfolio, with a growing number of large contracts won across numerous market segments and geographic areas. The company-wide turnaround program that BT launched in fiscal year 2005 has been a major contributor to this success. Structured around the TOPSIX improvement initiatives, this program has allowed BT to improve contract execution, reduce risks and realize profitable growth. The steady progress realized over the last three fiscal years through various initiatives has been a main contributor to the improvement in EBIT margin before special items from 0.4% in fiscal year 2005 to 4.4% in fiscal year 2008.

Results of operations[1]

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
Revenues				
Rolling stock	**$ 1,545**	$ 1,118	**$ 4,894**	$ 4,066
Services	**389**	386	**1,474**	1,404
System and signalling[2][3]	**443**	325	**1,425**	1,116
Total revenues	**2,377**	1,829	**7,793**	6,586
Cost of sales	**2,057**	1,561	**6,703**	5,642
Margin	**320**	268	**1,090**	944
Selling, general and administrative	**157**	130	**544**	455
Research and development	**28**	28	**102**	95
Other expense (income)[4]	**(2)**	(9)	**(4)**	30
EBITDA before special items	**137**	119	**448**	364
Amortization	**28**	33	**109**	109
EBIT before special items	**109**	86	**339**	255
Special items	**-**	-	**162**	24
EBIT	**$ 109**	$ 86	**$ 177**	$ 231
(as a percentage of revenues)				
Margin	**13.5%**	14.7%	**14.0%**	14.3%
EBITDA before special items	**5.8%**	6.5%	**5.7%**	5.5%
EBITDA	**5.8%**	6.5%	**3.7%**	5.2%
EBIT before special items	**4.6%**	4.7%	**4.4%**	3.9%
EBIT	**4.6%**	4.7%	**2.3%**	3.5%

(1) The results of operations using functional currencies other than the U.S. dollar (mainly the euro, pound sterling and other Western European currencies) are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the higher exchange rates of the euro and other European currencies versus the U.S. dollar for fiscal year 2008 compared to fiscal year 2007, revenues have been positively impacted ("positive currency impact") and expenses have been negatively impacted ("negative currency impact"). See the Foreign exchange rates section for the average exchange rates used to translate revenues and expenses.
(2) The revenues of system and signalling are presented in the caption other revenues in the Consolidated Statements of Income.
(3) Excluding the rolling stock portion of system orders manufactured by other divisions within BT.
(4) Includes net losses (gains) on certain financial instruments, foreign exchange losses (gains), severance and other involuntary termination costs (including changes in estimates), settlement of claims and loss (income) from equity accounted investees.

Revenues by geographic region

	Fourth quarters ended January 31				Fiscal years ended January 31			
	2008		2007		**2008**		2007	
Europe	**$1,752**	**74%**	$1,243	68%	**$5,782**	**74%**	$4,618	70%
Asia Pacific	**257**	**11%**	247	14%	**919**	**12%**	714	11%
North America	**288**	**12%**	221	12%	**888**	**11%**	1,015	15%
Other	**80**	**3%**	118	6%	**204**	**3%**	239	4%
	$2,377	**100%**	$1,829	100%	**$7,793**	**100%**	$6,586	100%

Rolling stock revenues

Fourth quarter

The $427-million increase is mainly due to increased activity:

- in the locomotive segment in Europe ($97 million);
- in the regional train segment, mainly in France and Germany ($78 million);
- in North America ($54 million) due to ramping up of new contracts; and
- in the propulsion & controls segment, mainly in Asia and Europe ($46 million).

This increase also reflects a positive currency impact ($119 million).

Fiscal year

The $828-million increase is mainly due to increased activity:

- in the regional train segment, mainly in France, Germany and China ($318 million);
- in the propulsion & controls segment, mainly in Asia and Europe ($140 million); and
- in the locomotive segment in Europe ($92 million).

Partially offset by lower activity:

- in the North America region ($138 million), mainly due to the phasing out of a major commuter train contract.

This increase also reflects a positive currency impact ($328 million).

Services revenues

Fourth quarter

Revenues are essentially stable. Significant variances are mainly related to:

- higher activity in the North America region ($20 million).

Offset by:

- negative adjustments for contracts and lower activities, mainly in the U.K.

There is also a positive currency impact ($23 million).

Fiscal year

The $70-million increase is mainly due to:

- a higher level of activities in the North America region ($55 million).

Partially offset by:

- negative adjustments for contracts, mainly in the U.K.

This increase also reflects a positive currency impact ($103 million).

In fiscal year 2008, BT refocused its services business in the U.K. on lower risk areas of fleet management and fleet support. As a result, the low-end refurbishment business will be exited, once current commitments have been fulfilled.

System and signalling revenues

Fourth quarter

The $118-million increase is mainly due to:

- higher system revenues in South Africa, Taiwan and on the London Underground project ($68 million); and
- increased activity in the North America region ($14 million).

This increase also reflects a positive currency impact ($33 million).

Fiscal year

The $309-million increase is mainly due to:

- higher system revenues, mainly in South Africa, South Korea, and on the London Underground project ($191 million); and
- higher activity in the North America region ($46 million).

This increase also reflects a positive currency impact ($78 million).

EBIT margin before special items

Fourth quarter

The 0.1 percentage-point decrease is mainly due to:

- negative adjustments for service contracts, mainly in the U.K.; and
- a negative contract adjustment in the North America region.

Partially offset by:

- the positive impact of procurement initiatives and the quality-enhancement program; and
- better absorption of amortization and research and development expenses due to higher revenues.

Fiscal year

The 0.5 percentage-point increase is mainly due to:

- the positive impact of procurement initiatives and the quality-enhancement program;
- better absorption of amortization expense due to higher revenues; and
- foreign exchange losses in fiscal year 2007, arising from the translation of balance sheet exposure, after the effect of hedges.

Partially offset by:

- negative adjustments for service contracts, mainly in the U.K.;
- a negative contract adjustment in the North America region; and
- initial costs for a new platform in relation to the first order received under the DB framework agreement for the new *TALENT* 2 trains.

Special items

The special item for fiscal year 2008 relates to the write-off of the carrying value of the investment in Metronet (see Metronet section hereafter). The special item for fiscal year 2007 was related to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in BT.

FREE CASH FLOW

Free cash flow

	Fourth quarters ended January 31		Fiscal years ended January 31	
	2008	2007	**2008**	2007
EBIT	**$ 109**	$ 86	**$177**	$ 231
Non-cash items:				
Amortization	**28**	33	**109**	109
Gain on disposals of property, plant and equipment	**(1)**	-	**(3)**	(1)
Stock-based compensation	**8**	1	**17**	7
Special items	**-**	-	**162**	24
Net change in non-cash balances related to operations	**425**	361	**320**	(209)
Net additions to property, plant and equipment	**(44)**	(38)	**(94)**	(66)
	$ 525	$443	**$688**	$ 95

Fourth quarter

The $82-million improvement is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($64 million) (see explanation below); and
- higher EBIT ($23 million).

Fiscal year

The $593-million increase is mainly due to:

- a book-to-bill ratio of 1.5 or above in each of the last two fiscal years, arising from a high level of order intake, creating a positive year-over-year variation in net change in non-cash balances related to operations ($529 million) (see explanation below); and
- higher EBIT before special items ($84 million).

Partially offset by:

- higher net additions to property, plant and equipment ($28 million).

Net change in non cash balances related to operations

Fourth quarter

The $425-million cash inflow for the fourth quarter of fiscal year 2008 is mainly due to an increase in advances and progress billings in excess of related costs, and in accounts payable and accrued liabilities, partially offset by an increase in inventories and in receivables.The $361 million cash inflow for the fourth quarter of fiscal year 2007 is mainly due to an increase in advances and progress billings in excess of related costs and a decrease in receivables, partially offset by a decrease in accounts payables and accrued liabilities.

Fiscal year

The $320 million cash inflow for fiscal year 2008 was mainly due to an increase in advances and progress billings in excess of related costs and a decrease in inventories, partially offset by the payment of discretionary pension fund contributions ($135 million), an increase in receivables and a decrease in accounts payable and accrued liabilities. The $209 million cash outflow for fiscal year 2007 was mainly due to the decrease in accounts payables and accrued liabilities, partially offset by an increase in advances and progress billings in excess of related costs and a decrease in receivables.

ORDERS AND BACKLOG

Order intake

	Fourth quarters ended January 31		Fiscal years ended January 31	
(in billions of dollars)	**2008**	2007	**2008**	2007
Rolling stock	**$ 2.7**	$ 4.6	**$ 7.7**	$ 7.8
Services	**0.9**	0.5	**2.4**	2.5
System and signalling	**0.3**	0.3	**1.2**	1.5
	$ 3.9	$ 5.4	**$ 11.3**	$ 11.8
Book-to-bill ratio	**1.6**	3.0	**1.5**	1.8

The increase in sales combined with the strong order intake realized in the previous fiscal year, especially in the fourth quarter, explains the decrease of the book-to-bill ratio for the three- and twelve-month periods.

Fourth quarter

The decrease is mainly due to the particularly high level of order intake in Rolling Stock (Europe) in the fourth quarter of fiscal year 2007. The decrease was partially offset by a higher order intake in services (Canada and Europe) in the fourth quarter of fiscal year 2008 and a positive currency impact ($250 million).

Fiscal year

The decrease is mainly due to the particularly high level of order intake in Rolling stock (Europe) in fiscal year 2007, including the major orders from the Société Nationale des Chemins de fer Français ("SNCF") to supply high capacity commuter and regional trains, as well as in services and system (South Africa). This decrease was partially offset by a positive currency impact ($770 million).

Order intake
Fiscal year 2008


System and signalling
11%
Services
21%
$11.3 billion
68%
Rolling stock

Major orders

			Fiscal year 2008	
Customer	**Product/Service**	**Number of cars**	**Rolling stock**	**Services**
Chinese Ministry of Railways, China	40 high-speed EMUs, 20 of which are based on *ZEFIRO* technology	**640**	$596[1]	$ -
Delhi Metro Rail Corporation Ltd. (DMRC), India	*MOVIA* metro cars	**340**	590	-
Angel Trains Cargo, U.K.	*TRAXX* locomotives, type F140 AC/DC/MS	**100**	548	-
SNCF, France	High-capacity trains, type AGC	**324**	527	-
Trenitalia, Italy	Electric locomotives, type E464	**150**	487	-
Dalian Locomotives and Rolling Stock Company Ltd., China	*MITRAC* propulsion and train control equipment, design and technical support for high-power electric freight locomotives	**500**	480[2]	-
Agence métropolitaine de transport, Canada	Multilevel commuter rail cars	**160**	381	-
Greater Toronto Transit Authority, Canada	5-year fleet operations and maintenance	**-**	-	265
DB, Germany	*TALENT* 2 EMUs	**168**	242	-
East Midlands Trains, U.K.	Fleet provision and maintenance	**127**	-	236
Nederlandse Spoorwegen (NS - Netherlands Railways), Netherlands	Sprinter EMUs	**128**[3]	226[4]	-
Rotterdamse Elektrische Tram, Netherlands	*FLEXITY* Swift light rail vehicles	**43**	205	-
Porterbrook Leasing Ltd., U.K.	*TURBOSTAR* cars	**69**	189	-
Swiss Federal Railways (SBB), Switzerland	Low-floor passenger coaches	**140**	178	-
SNCF, France	EMUs, type TER 2N NG and power bogies	**95**[5]	156[6]	-
Green Cargo, Sweden	Modernization of electric locomotives, type Rc2 and diesel locomotives, type T44	**104**	-	153
DB, Germany	Double-deck coaches	**64**	130	-
Southern Railway and Porterbrook Leasing Ltd., U.K.	*ELECTROSTAR* cars	**48**	115	-

(1) Total contract value, including consortium partner, is $1.5 billion.
(2) Total contract value, including consortium partner, is $1.4 billion
(3) Total contract, including consortium partner, is for 320 cars.
(4) Total contract value, including consortium partner, is $557 million
(5) Contract includes 150 power bogies in addition to the 95 cars.
(6) Total contract value, including consortium partner, is $646 million.

In addition, subsequent to the end of fiscal year 2008, BT signed the following contracts, which are not included in the order backlog as at January 31, 2008:

- an order amounting to €195 million ($285 million) for the supply of 87 *FLEXITY* Outlook trams, as part of a framework agreement concluded with Brussels transport company (STIB) in fiscal year 2004; and
- a contract valued at $229 million for 27 ALP-46A locomotives awarded by the New Jersey Transit Corporation to haul BT multilevel commuter rail cars.

Order backlog

(in billions of dollars)	**January 31 2008**	January 31 2007
Rolling stock[1]	**$20.5**	$15.9
Services	**6.6**	5.9
System and signalling	**3.8**	5.7
	$30.9	$27.5

[1] Of which $14.8 billion, or 72% of rolling stock order backlog, had a percentage of completion from 0% to 25% as at January 31, 2008 ($10.0 billion, or 63%, as at January 31, 2007).

The increase in order backlog is due to a higher order intake compared to revenues recorded ($3.5 billion) and to the strengthening of the euro and the pound sterling versus to the U.S. dollar ($2.5 billion), partially offset by the cancellation of $2.6 billion of the order backlog related to the Metronet contract (see Metronet section hereafter).

METRONET

Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (together "Metronet"), an equity accounted investee in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading approximately 75% of the London Underground's rail system as part of a public private partnership ("PPP") under a service contract signed with London Underground Ltd. ("LUL") in April 2003.

As a result of significant cost overruns related to Metronet's capital programs, mainly the modernization and refurbishment of the stations and tracks, and the lack of financial resources to meet such cost overruns, a PPP Administrator was appointed on July 18, 2007. The PPP Administrator has the responsibility to first stabilize Metronet's operations, to settle all Metronet suppliers' liabilities accrued before the request for its appointment, and then to proceed with the transfer of all or part of Metronet's activities. Following these events, the Corporation wrote-off the carrying value of £82 million ($162 million) of its investment in Metronet in the second quarter of fiscal year 2008. The charge was recorded as a special item in the consolidated statements of income.

On October 25, 2007, Transport for London ("TfL") announced that it had lodged a bid with the PPP Administrator to take control of Metronet. TfL was the only bidder for Metronet's activities. TfL is the public entity responsible to manage transport in London, on behalf of the Greater London Authority, a public body led by the Mayor of London and responsible for strategic planning related to certain key services in London. LUL is one of TfL's subsidiaries, and is responsible for the underground network of railways. Since LUL is the prime interface with Metronet, it is likely that the contracts with Metronet will be transferred to a LUL nominee or possibly LUL itself.

The difficulties encountered by Metronet and its subsequent entry into administration have caused a significant number of challenges in relation to the scheduled modernization program for the London Underground network. Since Metronet entered into administration, LUL has been negotiating with the PPP Administrator and the current contractors (including BT) the basis upon which the Metronet undertaking can be transferred to a LUL nominee company.

As a result of these negotiations, and subject to a Court decision that will be sought shortly by the PPP Administrator:

- There will be no change in the BT's scope of work for the Bakerloo, Central and Victoria Lines ("BCV") program, consisting of the upgrade of the Victoria Line with new rolling stock and the supply of new signalling by its subcontractor Westinghouse Rail Systems Limited ("WRSL"). BT has continued to work on this contract during the course of Metronet's administration and work is progressing well.
- The Sub-Surface Lines ("SSL") upgrade program, which is less advanced in its implementation than the BCV program, will be de-scoped with regard to the signalling portion predominantly sub-contracted to WRSL. As a result, BT made a payment of £95 million ($189 million) to WRSL, in full and final settlement of its obligations toward WRSL under the current contract. The de-scoping of the signalling elements and the revision of the contract from an integration- and performance-based contract to a conventional product approach, more typical of the rolling stock industry, has resulted in a significant reduction of BT's technical and execution risks. The results of operations have not been impacted by this payment as the reduction of related contingency reserves, following the reduction of risks, fully offset the payment made to WRSL.

- BT will continue to supply new rolling stock, with a small increase in the scope of the SSL program.
- The original BCV and SSL maintenance contracts will be amended so that the maintenance remains with Metronet, while BT will retain a Technical Support and Spares Supply Agreement (TSSSA). These changes were made at the request of Metronet to assist with the resolution of the industrial relation issues arising from the proposed transfer of staff to BT.

In addition, the payment of an outstanding receivable of £28 million ($56 million) due to BT will be made. This payment is related to signalling and rolling stock work performed predominantly under procurement contracts prior to the appointment of the PPP Administrator (£26 million or $52 million), and costs incurred related to the original maintenance program (£2 million or $4 million). Other work performed has been paid in accordance with the contracts.

The net impact on the order backlog has been reflected as at January 31, 2008, resulting in a reduction of the Metronet order backlog of £1.3 billion ($2.6 billion) from an order backlog of £3.2 billion ($6.4 billion), and a reduction of the BT total order backlog from $33.5 billion to $30.9 billion. The reduction of the order backlog is as follows:

- A reduction of £950 million ($1.9 billion) for the signalling de-scoping of the SSL program, which represents predominantly the sub-contracted WRSL signalling and integration and project management activities for BT.
- A reduction of £400 million ($0.8 billion) for the maintenance portion of the BCV and SSL programs.
- An increase of £50 million ($0.1 billion) for additional work requested by Metronet for the rolling stock portion of the SSL program.

WORKFORCE AND LABOUR RELATIONS

The 8% increase is mainly due to the ramp up of resources in Europe, mostly in Poland, France, Germany, Hungary and Sweden, as well as in North America. Approximately 2,400 new employees were deployed across the organization, mainly in operations, engineering, quality and project management, to ensure flawless execution of the strong order backlog. In Europe and North America, respectively 80% and 40% of the employees were covered by collective agreements as at January 31, 2008.

Total number of employees

	January 31 2008	January 31 2007
Europe	**23,734**	22,387
North America	**6,453**	5,690
Asia-Pacific and Other	**1,298**	1,027
	31,485[1]	29,104[1]

[1] Including 3,568 and 2,899 contractual employees as at January 31, 2008 and 2007, respectively.

OTHER

OFF-BALANCE SHEET ARRANGEMENTS

COMMITMENTS AND CONTINGENCIES

The Corporation's commitments and contingencies are described in Note 26 - Commitments and contingencies to the Consolidated Financial Statements.

Credit and residual value guarantees

In connection with the sale of certain of its products, mainly regional aircraft, the Corporation provides financing support in the form of credit and residual value guarantees to enhance the ability of certain customers to arrange third-party financing for their asset acquisition.

Credit guarantees provide support through contractually limited payments to the guaranteed party to mitigate default-related losses. Credit guarantees are triggered if customers do not perform during the term of the financing (ranging from 1 to 19 years) under the relevant financing arrangements. In the event of default, the Corporation usually acts as an agent for the guaranteed parties for the repossession, refurbishment and re-marketing of the underlying assets. The Corporation typically receives a fee for these services.

Residual value guarantees provide protection to the guaranteed parties in cases where the market value of the underlying asset is below the guaranteed value. In most cases, these are guarantees provided at the end of a financing arrangement, ranging from 2 to 19 years. The value of the underlying asset may be adversely affected by a number of factors, including, but not limited to, an economic downturn. To mitigate the Corporation's exposure, the financing arrangements generally require the collateral to meet certain contractual return conditions in order to exercise the guarantee. If a residual value guarantee is exercised, it provides for a contractually limited payment to the guaranteed parties, which is typically the first loss from a guaranteed level. A claim under the guarantee may typically be made only on the sale of the underlying asset to a third party.

When credit and residual value guarantees are provided in connection with a financing arrangement for the same underlying asset, residual value guarantees can only be exercised if the credit guarantee expires without having been exercised and, as such, are mutually exclusive.

Financing commitments

The Corporation sometimes provides financing support to facilitate its customers' access to capital. This support may take a variety of forms, including providing assistance to customers in accessing and structuring debt and equity for aircraft acquisitions, or providing assurance that debt and equity are available to finance such acquisitions. The Corporation may provide interim financing to customers while permanent financing is being arranged.

As at January 31, 2008, the Corporation had outstanding financing commitments to five customers in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013, amounting to $1.8 billion. The Corporation mitigates its exposure to credit and interest rate risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment and by entering into interest rate cap agreements. Total customer financing arranged by the Corporation in fiscal year 2008 amounted to $2.0 billion ($1.9 billion in fiscal year 2007).

The Corporation anticipates that it will be able to satisfy its financing commitments to its customers through third-party financing. However, the Corporation's ability to satisfy its financing commitments may be affected by financial difficulties in the commercial airline industry in general and of certain customers in particular, and by the Corporation's current and future credit condition.

Other commitments and contingencies

In connection with its contracts with Metronet for the modernization of the London Underground, the Corporation is committed to providing collateral (surety bonds and letters of credit) in support of its obligations. These commitments extend to calendar year 2018. As at January 31, 2008, £181 million ($360 million) of surety bonds maturing in 2013 were outstanding. The period covered by the surety bonds must be extended by one year, every year. In the event that the bonds are not extended, the Corporation could have to provide, within one year, alternate collateral, which could reduce availability under the letters of credit facility.

Over the years, BA has invested $3.5 billion in program tooling as well as other significant amounts in product development and capital assets. The Corporation receives government financial support related to the development of aircraft from various levels of government.

Certain of these financial support programs require the Corporation to repay amounts to governments at the time of the delivery of products, contingent on a minimum agreed upon level of related product sales being achieved. If such minimum agreed upon level is not reached, no amount is repayable. The Corporation records the amount payable to governments at the time the product giving rise to such payment is delivered. In connection with BA aircraft programs, the Corporation has received from Federal and Provincial Canadian governments cumulative contingently repayable government support amounting to $546 million Cdn as at January 31, 2008 ($545 million translated at the closing balance sheet rate). In connection with such government support, the total amount repaid amounted to $472 million Cdn as at January 31, 2008 ($471 million translated at the closing balance sheet rate). Reimbursements to Federal and Provincial Canadian governments included $86 million Cdn ($86 million) paid on January 31, 2008 in full and final settlement of one such government financial support program. The remaining undiscounted maximum amount repayable under such programs, mostly based on future deliveries of aircraft, amounted to $371 million Cdn ($370 million) as at January 31, 2008.

In addition, the Corporation has received from the U.K. government contingently repayable support in the amount of £11 million as at January 31, 2008 ($22 million translated at the closing balance sheet rate), which is mainly repayable if certain conditions such as minimum employment levels are not maintained over certain periods.

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. District Court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A, due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint. The amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While the Corporation cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation intends to vigorously defend its position.

The Corporation is also a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

While the Corporation cannot predict the final outcome of legal proceedings pending as at January 31, 2008, based on information currently available, Management believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs")[1] in which the Corporation has a significant variable interest

	January 31 2008		January 31 2007	
	Assets	**Liabilities**	Assets	Liabilities
BA				
Financing structures related to the sale of regional aircraft[2]	**$6,970**	**$4,083**	$ 6,985	$ 4,245
Sale and leaseback structure	**-**	**-**	13	13
BT				
Partnership arrangements[3]	**1,468**	**1,350**	5,993	5,450
Sale support guarantee	**579**	**587**	579	572
Cash collateral accounts	**82**	**82**	75	75
	9,099	**6,102**	13,645	10,355
Less assets and liabilities of consolidated VIEs:				
Financing structures related to the sale of regional aircraft	**16**	**7**	8	7
Sale and leaseback structure	**-**	**-**	13	13
Cash collateral accounts	**82**	**82**	75	75
	98	**89**	96	95
Assets and liabilities of non-consolidated VIEs	**$9,001**	**$6,013**	$13,549	$10,260

(1) See also in Note 27 - Variable Interest Entities to the Consolidated Financial Statements.
(2) The Corporation has provided credit and/or residual value guarantees to certain special purpose entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and ii) to purchase financial assets related to the sale of regional aircraft. In September 2005, a $1.7-billion securitization transaction was completed to provide financing in the form of long-term leases for 70 regional aircraft. The Corporation has provided certain credit enhancements and has acquired a subordinated beneficial interest in connection with this transaction.
(3) The Corporation is a party to partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long-term services, such as the operation and maintenance of rail equipment. The Corporation's involvement with these entities results mainly from investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts.

As at January 31, 2007, Metronet was considered a VIE with related assets and liabilities of £2.5 billion ($4.9 billion) and £2.3 billion ($4.5 billion), respectively, although the Corporation was not the primary beneficiary. Following the petition for administration and given the anticipated transfer of all the activities of Metronet to LUL, the Corporation considers its interest in Metronet to be a non-significant interest and therefore, Metronet's assets and liabilities are no longer included in the table above as at January 31, 2008.

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's financial covenant ratio for structures existing prior to May 1, 2004, or when the debt of the consolidated VIEs is non-recourse to the Corporation for structures created on or after May 1, 2004. All consolidated debt is related to structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs does not result in any change in the underlying tax, legal or credit exposure of the Corporation.

FINANCIAL ARRANGEMENTS

In addition to the off-balance sheet lease obligations disclosed elsewhere in this MD&A, the Corporation has access to factoring facilities and other off-balance sheet arrangements.

Factoring facilities

The Corporation occasionally uses factoring facilities in Europe under which it can sell without recourse qualifying trade receivables in the normal course of business. The amount available under these facilities was €220 million ($326 million) as at January 31, 2008. During fiscal year 2008, the Corporation did not use these facilities as a result of its strong free cash flow. During fiscal year 2007, the Corporation sold $298 million of trade receivables to such facilities, of which $113 million were outstanding as at January 31, 2007.

Sale and leaseback agreement

In fiscal year 2008, the Corporation entered into a $150-million three-year sale and leaseback agreement with a third party. This agreement replaced a previous agreement that had expired in August 2007. Under the new agreement, the Corporation can sell certain business aircraft and had leased them back for a 24-month period. The Corporation has the right to buy back the aircraft during the term of the lease for predetermined amounts. Aircraft amounting to $40 million and $64 million were sold and leased back as at January 31, 2008 and 2007, with respect to these sale and leaseback agreements.

RISKS AND UNCERTAINTIES

The Corporation operates in industry segments that have a variety of risk factors and uncertainties. The risks and uncertainties described below are risks that could materially affect the Corporation's business, financial condition and results of operations, but are not necessarily the only risks faced by the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business. To the extent possible, the Corporation has developed and applies risk assessment, mitigation and management practices to reduce the nature and extent of its exposure to these risks (see Strategies and Capability to Deliver Results–Risk Management in the Overview section for further details).

General economic risk	Potential loss due to unfavourable economic conditions, such as a macroeconomic downturn in important markets or an increase in commodity prices, which could result in a lower order intake, would adversely affect the Corporation's business. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or the termination of employees.
Business environment risk	Potential loss due to external risk factors, more specifically the financial condition of the airline industry (see below) and major rail operators, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, government support to export sales, world trade policies, competition from other businesses, as well as scope clauses in pilot union agreements restricting the operation of smaller jetliners by major airlines or by their regional affiliates. In addition, acts of terrorism, global health risks and political instability, or the outbreak of war or continued hostilities in certain regions of the world could result in lower orders, or the rescheduling or cancellation of part of the existing order backlog for some of the Corporation's products.

Operational risk	Potential loss due to risks related to business partners, developing new products and services, product performance warranty and casualty claim losses, regulatory and legal risk, environmental risks, as well as dependence on customers, suppliers and human resources (see below). In addition, large and complex projects for customers are common for the Corporation's businesses, including fixed-price contracts (see below). The Corporation is also subject to risks related to problems with supply management, production and project execution, reliance on information systems, as well as the successful integration of new acquisitions. These risks could affect the Corporation's ability to meet its obligations.
Financing risk	Potential loss related to liquidity and access to capital markets, restrictive debt covenants, financing support provided on behalf of certain customers, as well as government support (see below).
Market risk	Potential loss due to adverse movements in market rates, including foreign currency fluctuations, changing interest rates and commodity price risks (see below).

Business environment risk

Airline industry financial condition

Airline industry financial condition and viability influence the demand for BA's commercial aircraft. Continued cost pressure in the airline industry puts pressure on the price of BA's products. BA is faced with the challenge of finding ways to reduce costs and improve productivity to sustain a favourable market position at acceptable profit margins. The loss of any major commercial airline as a customer or the termination of a contract could significantly reduce the Corporation's revenue.

BA has a proven family of regional aircraft in the regional jet and turboprop segments, which offer airlines product commonality such as common crew qualifications, spare parts and maintenance procedures. It is well-positioned for the trend toward larger aircraft with its portfolio of next-generation versions of its *CRJ700/900/1000 NextGen* regional jets, with seating capacity of 70 to 100 seats. *Q400 NextGen* turboprop economics, built on significantly lower maintenance, fuel and acquisition costs for short haul flights of up to 500 nautical miles, compared to similarly sized jets, have also become more appealing in a higher operating cost environment.

Operational risk

Business partners

In some of the projects carried out through consortia or other partnership vehicles in BT, all partners are jointly and severally liable to the customer. The success of these partnerships is dependent on the satisfactory performance of the Corporation and its business partners. Failure of the business partners to fulfill their contractual obligations could subject the Corporation to additional financial and performance obligations that could result in increased costs, unforeseen delays, losses or write-down of assets. In addition, in the BT's systems business, the loss of potential order intake may result from a partner withdrawing from a consortium during the bid phase.

In order to address this, a risk analysis and assessment is done at the beginning of each project and on a continuing basis thereafter, and this analysis constitutes one of the key elements that the Corporation takes in consideration when it decides to pursue a certain project. In addition, these projects normally provide counter-indemnities among the partners.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new products, update existing products and services, and invest and develop new technologies, which may require significant capital investments. Introducing new products requires a significant commitment to research and development, which may or may not be successful.

The Corporation's sales may be impacted if it invests in products that are not accepted in the marketplace, if customer demand or preferences change, if the products are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete. The Corporation is subject to stringent certification or approval requirements, which could differ by country and could delay the certification of the Corporation's products. Non-compliance with current or future regulatory requirements imposed by Transport Canada ("TC"), the Federal Aviation Administration ("FAA"), the European Aviation Safety Agency ("EASA"), the Transportation Safety Institute ("TSI") and national rail regulatory bodies or other regulatory authorities, could result in the service interruption of the Corporation's products, which may materially and adversely affect the Corporation's business, financial condition and results of operations.

BA's risk mitigation strategy starts long before the design of a new product is initiated and continues throughout the product cycle. In collaboration with industrial partners and academic institutions, BA performs research and development activities to investigate and validate the use of new technologies before they are introduced on new products. This allows BA to confirm a technology's technical and financial benefits and to train a team of experts on important aspects of its applications. One of the key processes used to monitor the progression of technology and to measure the associated risk is the Technology Readiness Level ("TRL"), developed by NASA. The TRL scale begins with TRL 1, pre-competitive, public domain research, and ends with TRL 9, at which point the technology is proven through successful mission operations. By applying a rigorous approach to this process, BA minimizes the risk associated with the introduction of new technology into its product portfolio.

The Aircraft Portfolio Strategy Board ("APSB") at BA, consisting of senior management including the president of the business units, is responsible for an integrated product portfolio. As part of its mandate, the APSB looks at multiple product development scenarios spanning the next ten years. Its focus is on ensuring proper portfolio diversification through all market segments. The APSB reviews the product portfolio from a consolidated standpoint in order to optimize human and financial resources across the BA organization and to evaluate the overall risk associated with specific scenarios.

BA relies on a gated process to evaluate new product development ideas. At each stage of the process, specific criteria derived from past product development experience must be met before a new product is allowed to continue its progression toward launch. The value of each new idea is analyzed within the context of a long-term product portfolio strategy and is measured against different facets of BA's operations. Human resource availability, funding accessibility and supply base capacity are examples of the elements that are part of this rigorous evaluation. In parallel, product development ideas are benchmarked against the available information on competitor products, obtained through the Corporation's competitive intelligence process. By understanding the competition's situation, BA can better assess a product development opportunity and further reduce the risk inherent in its pursuit.

While BT's products are also very advanced technologically, they do not require the same level of research, and as such the risks are minimized. BT mitigates this risk through a formal Product Planning process, which starts with the gathering of market requirements in order to establish short-, medium- and long-term technology and product roadmaps and development plans, and is then subject throughout the process to regular reviews by senior management. Product performance is monitored through regular design and gate reviews, verification, testing and validation steps, to be finally validated by an independent review from the Centre of Competences.

Product performance warranty and casualty claim losses

Products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner, or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. Any claims, defects or failures may materially and adversely affect the Corporation's business, financial condition and results of operations.

In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters involving the Corporation's products, or products for which the Corporation has provided services, including claims for serious personal injuries or death, and these accidents may include accidents caused by climatic factors (such as snow and icy weather), or by pilot or driver error. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

The Corporation's products are subject to stringent certification or approval requirements, as well as detailed specifications listed in the individual contracts with customers. Technical risk is mitigated through strict compliance with the regulatory requirements of various bodies, as well as stringent quality monitoring during the production cycle.

Regulatory and legal risks

The Corporation is subject to numerous risks relating to new regulations or legal proceedings to which it is currently a party or that could be developed in the future. In the ordinary course of its business, the Corporation becomes party to lawsuits, including those involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. There can be no assurance that the results of these or other legal proceedings will not materially and adversely affect the Corporation's business, financial condition or results of operations. The Corporation may incur losses relating to litigation beyond the limits, or outside the coverage of its insurance, and such losses may materially and adversely affect the Corporation's business, financial condition and results of operations, and the Corporation's provisions for litigation related losses may not be sufficient to cover the Corporation's ultimate loss or expenditure.

The Corporation maintains liability and property insurance for certain legal risks at levels that the Corporation's Management believes are appropriate and consistent with industry practice. The Corporation's in-house legal counsels closely monitor and coordinate with external counsels representing the Corporation's entities that are party to arbitration or other litigious proceedings. In addition, BA and BT contracts include certain limitations of liability.

Environmental risk

The Corporation's products, as well as its manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing among other things: product performance or content; air and water pollution; the use, disposal, storage, transportation, labelling and release of hazardous substances; human health risks arising from the exposure to hazardous or toxic materials; and the remediation of soil and groundwater contamination on or under the Corporation's properties (whether or not caused by the Corporation), or on or under other properties and caused by its current or past operations.

Environmental regulatory requirements, or enforcements thereof, may become more stringent in the future, and additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. In addition, the Corporation may have contractual or other liabilities for environmental matters relating to businesses, products or properties that the Corporation has in the past closed, sold or otherwise disposed of, or that the Corporation closes, sells or disposes of in the future. There can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, liabilities arising from a failure to comply with environmental laws, obligations to perform environmental investigations or remediation, or any other environmental problem, will not materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation has established and periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 90% of the Corporation's manufacturing and service locations with over 150 employees have been certified according to the ISO 14001 Standard for Environmental Management by third-party auditors.

Consistent with the Corporation's policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution-control devices, such as waste water treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future expenditures for pollution-control systems are not expected to have a material effect on the Corporation's consolidated financial position.

Customers and suppliers

The Corporation is dependent on a limited number of customers. In BT, three customers represented 33% of the order backlog as at January 31, 2008. The Corporation believes that it will continue to depend on a limited number of customers; consequently, the loss of any such customer could result in fewer sales or a lower market share. Since the majority of BT's customers are public companies or operate under public contracts, BT's order intake is dependent on public budgets and spending policies.

The Corporation's manufacturing operations are dependent on a limited number of suppliers for the delivery of materials, services and major systems, such as aluminum, titanium, power plants, wings, nacelles and fuselages in BA, and brakes in BT. A failure to meet performance specifications, quality standards, and delivery schedules by one or more suppliers could adversely affect the Corporation's ability to meet its commitments to customers. If one or more suppliers were unable to meet their contractual obligations to the Corporation, this could materially and adversely affect the Corporation's business, financial condition and results of operations. Some of these suppliers participate in the development of products such as aircraft or rolling stock platforms and the subsequent delivery of materials and major components, plus they own some of the intellectual property on the key components they develop. The Corporation's contracts with these suppliers are therefore on a long-term basis. The replacement of suppliers could be costly and take a significant amount of time.

In an effort to manage these risks, the Corporation seeks to enter into long-term arrangements with its supplier base. The Corporation normally enters into certain inventory procurement contracts that specify prices and quantities, as well as long-term delivery time frames. These agreements require suppliers to build and deliver components in time to meet the Corporation's production schedules. Such arrangements arise as a result of the production planning horizon for many of the Corporation's products, where the delivery of products to customers takes place over an extended period of time. A significant portion of the Corporation's exposure to inventory-procurement contracts is mitigated by firm contracts with customers or through risk-sharing arrangements with suppliers. The Corporation continues to seek protection from cost inflation by negotiating escalation caps for a portion of its bill of material requirements.

Many supplier sources generally exist for the procurement of materials. This is however less frequent in the aerospace industry, where industry supply capacity continues to be tight. For major components, BA has moved from a reactive model, supporting its suppliers once difficulties arise, to a proactive model, working with its suppliers to identify and resolve potential challenges before they occur. The process includes a series of surveys conducted both with the supplier and BA. If the outcome of any survey identifies a risk, BA quickly performs an on-site audit at the supplier's site to develop a jointly owned action road map.

Human resource (including collective agreements)

Human resource risk would arise if the Corporation was unable to recruit, retain, and motivate highly skilled employees to assist in the Corporation's business, including the research and development activities that are essential to the success of the Corporation. Failure to recruit and retain highly skilled personnel could materially and adversely affect the Corporation's business, financial condition and results of operations.

In addition, in many of the business segments, the Corporation is party to several collective agreements that are due to expire at various times in the future. If the Corporation is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages or other labour disturbances that could materially and adversely affect the Corporation's business, financial condition and results of operations.

BA, through its Achieving Excellence program and with human resources initiatives such as talent management tools and processes, is currently focused on engaging its employees and attracting new talent. All collective agreements that expired in fiscal year 2008 were renewed without any work stoppage.

BT is performing a transformation project in which a very high priority is given to recruiting talent and retaining especially high achievers and highly qualified people. During fiscal year 2008, shared service centres were created in Derby, Vasteras and Montréal to improve the quality of recruitment and reduce lead times and costs. BT maintains stable relationships with its various unions and employee representatives, and regular meetings are held with site and national unions, as well as with Bombardier's European Works Council and its Liaison Committee, to ensure this relationship is maintained.

Fixed-term commitments

The Corporation has historically offered, and will continue to offer, a significant portion of its products on fixed-term contracts, rather than contracts under which payment is determined solely on a time-and-material basis. Generally, the Corporation may not terminate these contracts unilaterally. The Corporation is exposed to risks associated with these projects, including unexpected technological problems, difficulties with the Corporation's partners and subcontractors and logistical difficulties that could lead to cost overruns and late delivery penalties.

The Corporation relies on tools, methodologies and past experience to manage the risks associated with estimating, planning and performing these projects. The Corporation's risk-management strategy includes a governance process to assess the risk of any deviation from the revenue, cost, schedule and technical targets, established as part of a detailed plan to develop specific risk-mitigation plans. Such practices include a sales contract evaluation process, ensuring compliance with internal policy. Risk-management for product cost includes developing of long-term relationships with suppliers, along with supplier evaluation and competitive bidding processes.

Financing risk

Liquidity and access to capital markets

The Corporation requires continued access to capital markets to support its activities. To satisfy its financing needs, the Corporation relies on cash resources, debt and cash flow generated from operations. Any impediments to the Corporation's ability to access capital markets, including a decline in credit ratings, a significant reduction in the surety market global capacity, significant changes in market interest rates or general economic conditions, or an adverse perception in capital markets of the Corporation's financial condition or prospects, could materially and adversely affect the Corporation's business, financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and, accordingly, no assurance can be given that the Corporation's credit ratings may not be reduced in the future.

The Corporation centrally manages its financial position, the pension deficit, as well as the level and adequacy of liquidity and capital resources. A central treasury function manages the Corporation's exposure to interest rate risks, access to capital markets, as well as its relationships with major financial suppliers in the banking and insurance industries.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and the letters of credit facility contain covenants that, among other things, restrict the Corporation's ability to:

- incur additional debt and provide guarantees;
- repay subordinated debt;
- create or permit certain liens;
- use the proceeds from the sale of assets and subsidiary stock;
- pay dividends and make certain other restricted payments;
- create or permit restrictions on the ability of its subsidiaries to pay dividends or make other payments;
- engage in certain transactions with affiliates; and
- enter into certain consolidations, mergers or transfers of all or substantially all of its assets.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or engage in other business activities that may be in its interest.

In addition, the Corporation is subject to various financial covenants under its letters of credit facility, including the requirement to maintain (as defined in the related agreements):

- a minimum EBITDA before special items to fixed charges ratio of 3.5 at the end of each fiscal quarter;
- a maximum modified gross debt-to-modified capitalization ratio of 70% at the end of each fiscal quarter until April 30, 2008, and 65% thereafter; and
- a maximum modified net debt to EBITDA before special items ratio of 2.5 as at January 31, 2008 and July 31, 2008; 2.75 as at April 30, 2008; and 2.0 as at October 31, 2008 and at the end of each fiscal quarter thereafter.

The Corporation's ability to comply with these covenants may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with these covenants could also result in a default under its letters of credit facility, which would permit the Corporation's banks to request the immediate cash collateralization of all outstanding letters of credit and the bond holders and other lenders of the Corporation to declare amounts owed to them to be immediately payable. If the Corporation's indebtedness is accelerated, it may not be able to repay its indebtedness or borrow sufficient funds to refinance it.

The Corporation regularly monitors these ratios to ensure it meets all of the financial covenants, and has controls in place to ensure that other contractual covenants are met.

Financing support provided on behalf of certain customers

From time to time, the Corporation provides aircraft financing support to regional aircraft customers. The Corporation may also provide interim financing (while a permanent financing solution is being arranged), which includes loans made to customers and, on a very limited basis, the leasing of aircraft to customers. The Corporation faces the risk that certain customers, mainly regional aircraft customers, may not be able to obtain permanent financing. This, in turn, could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation may also provide, directly or indirectly, credit and residual value guarantees to airlines, to support financing for airlines or to support financings by certain SPEs created solely i) to purchase regional aircraft from the Corporation and to lease those aircraft to airlines, and ii) to purchase financial assets related to regional aircraft manufactured by the Corporation. Under these arrangements, the Corporation is obligated to make payments to a guaranteed party in the event that the original debtor or lessee does not make the lease or loan payments, or if the market or resale value of the aircraft is below the guaranteed residual value amount at an agreed-upon date, generally the expiry date of the related financing and lease arrangements. A substantial portion of these guarantees has been extended to support original debtors or lessees with less than investment grade credit. Significant claims under these guarantees could materially and adversely affect the Corporation's business, financial condition and results of operations (see Commitments and Contingencies section for a discussion on credit and residual value guarantees).

The Corporation has undertaken initiatives to restrict various types of financing support provided on behalf of certain customers, notably credit guarantees. The Corporation's risk-management framework for credit and residual value risks consists of risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through the inclusion of protective covenants and asset-collateral protection in commercial contracts to mitigate its exposure to these risks.

Quantitative assessments of the risk relating to these guarantees and the determination of the liabilities to be recorded in the Consolidated Financial Statements, if any, are performed using a stochastic simulation model to evaluate the potential risks of paying on guarantees as well as to determine the fair value of loans and sales incentives provided to customers. By simulating many scenarios where default may or may not occur, based on published default probabilities, the Corporation calculates the fair value of the guarantees at a given point in time. These fair value calculations are updated on a quarterly basis with the latest assumptions available.

Risk monitoring includes the ongoing reporting of exposures to Management, active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored.

Government support

From time to time, the Corporation receives various types of government support. Some of these financial support programs require the Corporation to pay amounts to the government at the time of delivery of products, contingent on an agreed-upon minimum level of related product sales being achieved. The level of government support reflects government policy and depends on fiscal spending levels and other political and economic factors. The Corporation cannot predict if future government-sponsored support will be available. The loss or any substantial reduction in the availability of government support could, among others, negatively impact the Corporation's liquidity assumptions regarding the development of aircraft. In addition, any future government support received by the Corporation's competitors could have a negative impact on the Corporation's competitiveness, sales and market share.

The Corporation monitors available government support programs on an ongoing basis and factors the availability of funding support into the various investment decisions it makes through the funding strategy. The risk of non-availability of support is mitigated by signing formal letters of agreement with the appropriate governmental body, which detail the criteria to which the parties to the agreement must adhere. Adherence to these agreements is monitored internally on a regular basis.

Market risk

Foreign currency fluctuations

The Corporation's financial results are reported in U.S. dollars and a portion of its sales and operating costs are realized in currencies other than U.S. dollars, in particular euros, Canadian dollars and pounds sterling. The Corporation's results of operations are therefore affected by movements of these currencies against the U.S. dollar. Significant long-term fluctuations in relative currency values could have an adverse effect on its future profitability.

Although the Corporation's foreign currency policy is to use derivative financial instruments to manage cash flow foreign currency exposures, given the volatility of currency exchange rates and the policy to hedge only a portion of this exposure in BA (see Capability to deliver results in Overview section of this MD&A), the Corporation may not be able to manage these risks effectively. Volatility in currency exchange rates may generate losses, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's main exposures to cash flow foreign currency exposures are managed by the segments and are covered by a central treasury function. Foreign currency exposures are managed in accordance with the Corporation's foreign currency policy and procedures. This policy requires each segment to identify all potential foreign currency exposures arising from their operations and to hedge that exposure according to pre-set criteria.

The Corporation's foreign currency hedging programs are typically unaffected by changes in market conditions, since the related derivative financial instruments are generally held to maturity, consistent with the objective to lock in currency rates on the hedged item.

Derivative financial instruments used to manage foreign currency exposure consist mainly of forward foreign exchange contract and cross-currency interest rate swap agreements.

Changing interest rates

The Corporation is exposed to risks from fluctuating interest rates that could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation manages its exposure to interest rates mostly through the prudent use of interest rate swaps, in the context of an asset/liability management strategy. Under this strategy, certain long-term debts are synthetically converted from fixed to variable interest rates to match the variable interest rates of assets such as cash and cash equivalent and invested collateral, while also considering the fixed-rate nature of its unfunded pension obligations.

Commodity price risk

The Corporation is subject to commodity price risk relating principally to fluctuations in material prices used in the supply chain, such as aluminum and titanium, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

For materials with large usage volumes such as aluminum and titanium, the Corporation has secured long-term agreements, covering a significant portion of its supply requirements. In most cases, the Corporation also has alternate sources for commodities or is actively developing them.

BA also has agreements in place with aluminum and titanium suppliers to cover the raw-material needs of its supply base. These agreements with suppliers also contain provisions limiting its exposure to price fluctuations and ensuring availability of supply.

ACCOUNTING AND REPORTING DEVELOPMENTS

Changes in accounting policies including initial adoption

Financial Instruments

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments - Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards. The comparative consolidated financial statements have not been restated.

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not closely related to the host contract, must be measured at fair value. Derivatives qualifying as hedges are accounted for using special hedge accounting rules which are detailed below. After initial recognition, the measurement of financial instruments depends on their classification: held for trading ("HFT"); available-for-sale ("AFS"); loans and receivables ("L&R"); or other than HFT liabilities. Financial assets and financial liabilities are subsequently measured at amortized cost, unless they are classified as AFS or HFT, in which case they are subsequently measured at fair value. See Note 4 - Financial Instruments to the Consolidated Financial Statements for the details of their classification.

Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the permitted hedging strategies. When derivative financial instruments are used to manage the Corporation's exposure, the Corporation determines whether hedge accounting can be applied to each derivative financial instrument. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a self-sustaining foreign operation.

The effect of adopting these new accounting standards as at February 1, 2007 is discussed in Note 1 - Basis of presentation to the Consolidated Financial Statements and the impact upon adoption is presented in Note 3 - Financial Instruments - Impact upon adoption to the Consolidated Financial Statements.

In December 2006, the AcSB issued two new accounting standards: Section 3862 "Financial Instruments - Disclosures"; and Section 3863 "Financial Instruments - Presentation" which replace Section 3860 "Financial Instruments - Disclosure and Presentation". The new section 3862 enhances disclosure requirements on the nature and extent of risk arising from financial instruments and how the Corporation manages those risks. The Corporation early adopted these two sections in its Consolidated Financial Statements for fiscal year 2008. The new disclosures requirements are mainly presented in Note 23 - Fair value of financial instruments and Note 24 - Financial risk-management to the Consolidated Financial Statements.

Future changes in accounting policies

Inventories

In June 2007, the AcSB released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standard ("IFRS") IAS 2 "Inventories". This accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008. The section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies used to assign costs to inventories and describes additional disclosure requirements.

As a result of these changes in accounting policies, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which actual production costs are charged to each unit produced and recognized to income as the unit is delivered. The notion of the deferral of a portion of initial costs as EOAPC, embedded in the average cost method, does not exist under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all general and administrative ("G&A") overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal periods are not restated).

Also, effective February 1, 2008, the Corporation changed its G&A overhead allocation policy for its long-term contracts and aerospace program tooling, to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes on the Corporation's consolidated balance sheets is as follows:

	Reported as at January 31 2008	Impact of accounting changes	Restated as at February 1 2008
Assets			
Inventories	$ 3,548	$ (311)[1]	$ 3,237
Aerospace program tooling	1,196	(23)[2]	1,173
Deferred income taxes	935	126	1,061
	$ 5,679	$ (208)	$ 5,471
Liabilities			
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ 6,948
Advances and progress billings in excess of related costs	4,159	11	4,170
	$ 11,078	$ 40	$ 11,118
Shareholders' equity	$ 3,118	$ (248)	$ 2,870

(1) Represents a write-off of $277 million relating to EOAPC and $34 million relating to G&A overhead included in inventories.
(2) Relates to G&A overhead.

As a result of the change to the unit cost method, the EOAPC charge to income will be nil for fiscal year 2009, compared to $271 million in fiscal year 2008, and the change in the G&A overhead allocation method is not expected to be significant.

In addition, the Corporation is assessing whether certain balance sheet reclassifications may be required as a result of these accounting changes.

Capital disclosures

In December 2006, the AcSB issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008.

Intangibles

In February 2008, the AcSB issued Section 3064 "Goodwill and Intangible Assets" which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This Section is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible Assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on its aerospace program tooling.

International Financial Reporting Standards

In February 2008, the AcSB confirmed that Canadian generally accepted accounting principles for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Corporation, for interim and annual financial statements beginning on February 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date. The Corporation is currently evaluating the impact of the adoption of IFRS on its Consolidated Financial Statements.

FINANCIAL INSTRUMENTS

An important portion of the Corporation's consolidated balance sheets is composed of financial instruments. The implementation of the new financial instruments accounting standards on February 1, 2007 requires that certain financial instruments be now recognized on the balance sheet.

The Corporation's financial assets mainly comprise cash and cash equivalents, invested collateral, trade receivables, commercial aircraft loans and leases receivables, prepayment under an exchange agreement, investment in securities, restricted cash and derivative financial instruments with a positive fair value. The Corporation's financial liabilities mainly comprise trade account payables, accrued liabilities, sales incentives, certain payroll-related liabilities, long-term debt and derivative financial instruments with a negative fair value. Derivative financial instruments are mainly used to manage the Corporation's exposure to foreign exchange and interest rate risks. They consist mostly of forward foreign exchange contracts, interest rate swap agreements, cross-currency interest rate swap agreements and interest rate cap agreements. The classification of the Corporation's financial instruments as well as the revenues, expenses, gains and losses associated with these instruments is provided in Note 2 - Summary of significant accounting policies and in Note 4 - Financial instruments, to the Consolidated Financial Statements.

The use of financial instruments exposes primarily the Corporation to credit and liquidity risks as well as market risks including foreign exchange, interest rate and residual value risks. A description on how the Corporation manages these risks is included in Note 24 - Financial risk-management to the Consolidated Financial Statements and in the Overview Section of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The Corporation's significant accounting policies are described in the Consolidated Financial Statements. The preparation of financial statements, in conformity with GAAP, requires the use of estimates, judgment and assumptions. Critical accounting estimates, which are evaluated on a regular ongoing basis and can change from period to period, are described in this section. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used, or if changes in the estimate that could have a material impact on the Corporation's financial condition or results of operations are likely to occur from period to period.

The sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Fair value of financial instruments

Following the Corporation's implementation of the three new accounting Standards related to financial instruments on February 1, 2007, a greater portion of the Corporation's consolidated balance sheet is now measured at fair value. Under the new standards, all financial instruments are required to be recognized at their fair value on initial recognition. Subsequent measurement is at amortized cost or fair value depending on the classifications of the financial instruments. Financial instruments classified as HFT or AFS are carried at fair value. Descriptions of the financial instruments that are carried at fair value are provided in Note 2 - Summary of significant accounting policies and Note 4 - Financial instruments to the Consolidated Financial Statements.

Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. Fair value amounts disclosed in the Consolidated Financial Statements represent the Corporation's estimate of the price at which a financial instrument could be exchanged in a market in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. They are point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value is determined by reference to quoted prices in the most advantageous active market for that instrument to which the Corporation has immediate access. When an active market exists, quoted prices from this market are used to calculate fair value. There is no active market for a significant portion of the Corporation financial instruments. In the absence of an active market, the Corporation determines fair value based on internal or external valuation models, such as stochastic models, option-pricing models and discounted cash flow analysis. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of estimated future cash flows, discount rates, the creditworthiness of the borrower, the aircraft's expected future value, default probability tables and generic industrial bond spreads. In determining these assumptions, the Corporation uses primarily external, readily observable market inputs, including factors such as interest rates, credit ratings, default probability tables, interest rate spreads, currency rates, and price and rate volatilities, as applicable. Assumptions or inputs that are not based on observable market data are used when external data is unavailable. These calculations represent the Corporation's best estimates based on a range of methodologies and assumptions. Since it is based on estimates, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

A detailed description of the methods and assumptions used to measure the fair value of the Corporation's financial instruments are discussed in Note 23 - Fair value of financial instruments, to the Consolidated Financial Statements.

Sensitivity analysis

The Corporation's main exposures to changes in fair value of financial instruments are related to foreign exchange and interest rate derivative financial instruments, loans and lease receivables and credit and residual value guarantees. These financial instruments are all measured at fair value in the Corporation's Consolidated Financial Statements.

Derivatives financial instruments

Derivative financial instruments are mostly exposed to changes in foreign exchange rates and interest rates. For derivative financial instruments exposed to foreign currency movements, an appreciation of 1% in the following currencies would have had the following impact on income and OCI, before income taxes, as at January 31, 2008:

Gain (loss)	CAD/USD	GBP/USD	Other	Total
Impact on income before income taxes	$ (1)	$ -	$5	$ 4
Impact on OCI before income taxes	$31	$7	$ -	$38

Since the majority of the Corporation's interest rate derivative financial instruments are designated in a fair value hedge relationship, a shift of 100 basis points in the yield curves as at January 31, 2008, would have had no significant impact on net income.

Loans and lease receivables and credit and residual value guarantees

Changes in the fair value of these financial instruments are mostly affected by changes in the residual value curves of the collaterals. The residual value sensitivity results primarily from loans and lease receivables and credit and residual value guarantees. Assuming an adverse change of 1% in the residual value curves, income before income taxes would have been impacted by a loss of $21 million.

Average cost accounting

Average cost accounting, used in Aerospace for the initial lot of a program, is a method of accounting for the costs associated with the manufacturing of aircraft, whereby the estimated average unit production cost is charged to cost of sales.

The determination of the estimated average unit production cost per aircraft involves estimates of accounting program quantities and total production costs for the initial lot of a selected program, as well as the period over which the units can reasonably be expected to be produced.

Accounting program quantities are based on an assessment of prevailing market conditions and anticipated demand for the aircraft, considering, among other factors, the firm order backlog.

Production costs include material, direct labour and manufacturing overhead costs. Total production costs are estimated based on actual and forecasted costs of materials, foreign exchange rates, labour productivity and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers. Production costs are also based on the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition. As a result, the actual unit production cost, incurred in the early stage of the program, will exceed the estimated average unit production cost for the entire program. This difference, referred to as excess-over-average production costs, is included in inventories and is expected to be recovered from sales of aircraft to be produced later at lower-than-average production costs.

Management conducts quarterly reviews, as well as a detailed annual review as part of its annual budget process, of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

Aerospace program tooling

Aerospace program tooling is amortized over ten years and is reviewed for impairment when certain events or changes in circumstances indicate that the carrying amount of the tooling may not be recoverable. The recoverability test is performed using undiscounted expected future net cash flows that are directly associated with the asset's use. An impairment charge is recorded in amortization when the undiscounted value of the expected future cash flow is less than the carrying value of program tooling. The amount of impairment, if any, is measured as the difference between the carrying value and the fair value of the program tooling. Estimates of net future cash flows, over the remaining useful life of program tooling, are subject to uncertainties with respect to expected selling prices, as well as to the estimates and judgments described in the Average Cost Accounting section above.

Long-term contracts

Transportation conducts most of its business under long-term contracts with customers. Revenues and margins from long-term contracts relating to designing, engineering or manufacturing of products, including vehicle and component overhaul, are recognized using the percentage-of-completion method. Revenues and margins from maintenance contracts entered into on, or after December 17, 2003, are recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract. The long-term nature of contracts involves considerable use of estimates in determining total contract costs, revenues and percentage of completion.

Contract costs include material, direct labour, manufacturing overhead and other costs, such as warranty and freight. Total contract costs are estimated based on forecasted costs of materials, inflation rates, foreign exchange rates, labour productivity, and employment levels and salaries, and are influenced by the nature and complexity of the work to be performed, the impact of change orders and the impact of delayed delivery. Cost estimates are based mainly on historical performance trends, economic trends, collective agreements and information provided by suppliers.

Revenue estimates are based on the negotiated contract price adjusted for change orders, claims and contract terms that provide for the adjustment of prices in the event of variations from projected inflationary trends. Contract change orders and claims are included in revenue when they can be reliably estimated and realization is probable.

The percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative of the measure of performance.

Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts quarterly reviews, and a detailed annual review as part of its annual budget process, of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Sensitivity analysis

A 1% increase in the estimated future costs to complete all ongoing contracts accounted for under the percentage-of-completion method in BT would have decreased margin by approximately $73 million, while a 1% decrease in the estimated future costs would have increased margin by approximately $63 million for fiscal year 2008.

Goodwill

Goodwill recorded is the result of the purchase of Adtranz.

Goodwill is reviewed for impairment using a two-step test, annually or more frequently if events or circumstances, such as significant declines in expected sales, earnings or cash flows, indicate that it is more likely than not that the asset might be impaired. Under the first step, the fair value of a reporting unit, based on discounted future cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist and the second step is not required to be performed. If the fair value is less than the carrying amount, the second test must be performed whereby the implied fair value of the reporting unit's goodwill must be estimated. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. The carrying value of goodwill in excess of its implied fair value is charged to income. The Corporation selected its fourth quarter as its annual testing period for goodwill.

Future cash flows are forecasted based on the Corporation's best estimate of revenues, production costs, manufacturing overhead and other costs. These estimates are made by reviewing existing contracts, expected future orders, current cost structure, anticipated cost variations, collective agreements and general market conditions, and are subject to review and approval by senior Management.

Variable interest entities

The Corporation consolidates VIEs for which it assumes a majority of the risk of losses, is entitled to receive a majority of the residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the variable interest holder became the primary beneficiary. See Note 27 - Variable interest entities to the Consolidated Financial Statements, for additional information on VIEs. The Corporation revises its initial determination of the accounting for VIEs when certain events occur, such as changes in related governing documents or contractual arrangements.

The Corporation uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows from expected cash flows, and allocating the expected losses and expected returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in applying these consolidation rules to the Corporation's transactions.

Variable interest includes mostly credit and residual value guarantees to certain SPEs created solely to purchase regional aircraft, subordinated loans, as well as partnership arrangements entered into to provide manufactured rail equipment and civil engineering work as well as related long-term services.

Product warranties

The Corporation issues warranties for products sold related to systems, accessories, equipment, parts and software developed by the Corporation.

A provision for warranty cost is recorded when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of the products sold and the counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews its recorded product warranty provisions quarterly, and any adjustment is recognized to income. Warranty expense is recorded as a component of Cost of sales.

Employee future benefits

Pension and certain other employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. The discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase are important elements of cost and obligation measurement. Other assumptions include the inflation rate and the health-care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated on an annual basis.

The discount rate allows the Corporation to measure estimated future benefit payments at their present value on the measurement date. Management has little discretion in selecting the discount rate, as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and generally increases benefit cost.

The expected long-term rate of return on plan assets is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases benefit cost.

The rate of compensation increase is determined considering current salary structure, historical wage increases and anticipated wage increases.

Sensitivity analysis

	Impact of a 0.25% change on:	
	Pension cost for fiscal year 2009	**Pension deficit as at December 31 2008**
Discount rate	$25	$264
Expected return on plan assets	$15	$ -
Rate of compensation increase assumption	$14	$ 67

Income taxes

The Corporation recognizes deferred income tax assets resulting from operating losses carry-forward and deductible temporary differences.

Management assesses the realization of these deferred tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Corporation determines whether it is more likely than not that all or a portion of the deferred income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of losses carry-forward and other tax assets expiring unused, as well as prudent and feasible tax planning strategies.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators' Multilateral Instrument 52-109 ("MI 52-109"), the Corporation has filed certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design of internal controls over financial reporting. The implementation of MI 52-109 represents a continuous improvement process, which has prompted the Corporation to ensure that all relevant processes and controls were formalized.

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

During fiscal year 2008, an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Corporation's disclosure controls and procedures as defined in MI 52-109. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective. This evaluation took into consideration the Corporation's disclosure policy, a cascading certification process.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

During fiscal year 2008, an evaluation was carried out, under the supervision of the CEO and the CFO, of the design of the Corporation's internal controls over financial reporting as defined in MI 52-109. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are designed to provide reasonable assurance that the Corporation's financial reporting is reliable and that the Corporation's Consolidated Financial Statements were prepared in accordance with GAAP.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

There were no changes in the Corporation's internal controls over financial reporting that occurred during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of its self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro, the pound sterling and other Western European currencies, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The year-end exchange rates used to translate assets and liabilities were as follows as at January 31:

	2008	2007	**Increase**
Euro	**1.4840**	1.2999	14%
Canadian dollar	**0.9978**	0.8480	18%
Pound sterling	**1.9894**	1.9609	1%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended January 31:

	2008	2007	**Increase**
Euro	**1.4650**	1.3007	13%
Canadian dollar	**1.0070**	0.8667	16%
Pound sterling	**2.0197**	1.9414	4%

The average exchange rates used to translate revenues and expenses were as follows for fiscal years:

	2008	2007	**Increase**
Euro	**1.3853**	1.2628	10%
Canadian dollar	**0.9465**	0.8808	7%
Pound sterling	**2.0029**	1.8581	8%

INVESTOR INFORMATION

Authorized, issued and outstanding share data as at January 31, 2008

	Authorized	**Issued and outstanding**
Class A Shares (Multiple Voting)(1)	1,842,000,000	316,961,957
Class B Shares (Subordinate Voting)(2)	1,892,000,000	1,413,700,636(3)
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	9,464,920
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	2,535,080
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

(1) Ten votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
(2) Convertible at the option of the holder into one Class A Share (Multiple Voting) only under certain conditions (see Note 14 – Share capital to the Consolidated Financial Statements).
(3) Net of 21,273,000 Class B Shares (Subordinate Voting) purchased and held in trust in connection with the PSU plan.

In connection with the conversion privilege for holders of the Corporation's Series 2 Cumulative Redeemable Preferred Shares ("Series 2") and Series 3 Cumulative Redeemable Preferred Shares ("Series 3"), 6,949,749 Series 3 were converted into Series 2 and 82,736 Series 2 were converted into Series 3 in August 2007.

Share option and PSU data as at January 31, 2008

Options issued and outstanding under share option plans	43,395,125
PSUs issued and outstanding under the PSU plan	13,696,996
Class B Shares held in trust to satisfy PSU obligations	21,273,000

Expected issuance date of the Corporation's financial reports for the next 12 months

First Quarterly Report, for the period ended April 30, 2008	June 4, 2008
Second Quarterly Report, for the period ended July 31, 2008	September 4, 2008
Third Quarterly Report, for the period ended October 31, 2008	December 4, 2008
Annual Report, for the fiscal year ended January 31, 2009	April 3, 2009

SELECTED FINANCIAL DATA

The following selected financial information has been derived from and should be read in conjunction with the Consolidated Financial Statements for fiscal years 2006 to 2008.

The following table provides selected financial information for the last three fiscal years.

(in millions of U.S. dollars, except per share amounts)	2008	2007	2006
Revenues	**$17,506**	$14,882	$14,781
EBIT from continuing operations before special items	**902**	577	445
EBIT from continuing operations	**740**	553	357
EBT from continuing operations before special items	**601**	359	238
EBT from continuing operations	**439**	335	150
Income from continuing operations	**317**	243	135
Income from discontinued operations, net of tax	**-**	25	114
Net income	**317**	268	249
Basic earnings per share:			
From continuing operations	**0.17**	0.12	0.06
Net income	**0.17**	0.14	0.13
Diluted earnings per share:			
From continuing operations	**0.16**	0.12	0.06
Net income	**0.16**	0.14	0.13
Cash dividends declared per share (Cdn$):			
Class A Shares (Multiple Voting)	**-**	-	-
Class B Shares (Subordinate Voting)	**-**	-	-
Series 2 Preferred Shares	**1.52**	1.46	1.12
Series 3 Preferred Shares	**1.34**	1.37	1.37
Series 4 Preferred Shares	**1.56**	1.56	1.56
Total assets	**20,562**	18,577	17,482
Long-term debt	**4,393**	5,080	4,747

The table presenting the quarterly data is shown at the end of this MD&A.

April 2, 2008

Additional information relating to Bombardier, including the Corporation's Annual Information Form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

QUARTERLY DATA
(unaudited)

(in millions of U.S. dollars, except per share amounts)

For the fiscal years ended January 31	2008	2008
	TOTAL	FOURTH QUARTER
Revenues[1]		
BA	$ 9,713	$ 2,893
BT	7,793	2,377
	$ 17,506	$ 5,270
Income from continuing operations before special items, financing income and expense and income taxes[1]		
BA	$ 563	$ 196
BT	339	109
	902	305
Special items		
BT	162	-
	162	-
Income (loss) from continuing operations before financing income and expense and income taxes		
BA	563	196
BT	177	109
	740	305
Financing income	(225)	(69)
Financing expense	526	161
Income (loss) from continuing operations before income taxes	439	213
Income tax expense (recovery)	122	(5)
Income (loss) from discontinued operations	317	218
Income from discontinued operations, net of tax	-	-
Net income (loss)	$ 317	$ 218
Earnings (loss) per share:		
Basic		
From continuing operations	$ 0.17	$ 0.12
Net income (loss)	$ 0.17	$ 0.12
Diluted		
From continuing operations	$ 0.16	$ 0.12
Net income (loss)	$ 0.16	$ 0.12
Market price range of Class B Shares (in Cdn dollars)		
High	$ 6.97	$ 6.35
Low	$ 4.06	$ 4.06

(1) The fourth quarter has historically been the strongest in terms of revenues and profitability.

	2008	**2008**	**2008**	2007	2007	2007	2007	2007
	THIRD QUARTER	**SECOND QUARTER**	**FIRST QUARTER**	TOTAL	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
	$ 2,350	**$ 2,210**	**$ 2,260**	$ 8,296	$ 2,589	$ 1,855	$ 1,899	$ 1,953
	1,878	**1,831**	**1,707**	6,586	1,829	1,547	1,624	1,586
	$ 4,228	**$ 4,041**	**$ 3,967**	$ 14,882	$ 4,418	$ 3,402	$ 3,523	$ 3,539
	$ 122	**$ 133**	**$ 112**	$ 322	$ 158	$ 43	$ 66	$ 55
	79	**80**	**71**	255	86	62	60	47
	201	**213**	**183**	577	244	105	126	102
	-	**162**	**-**	24	-	-	-	24
	-	**162**	**-**	24	-	-	-	24
	122	**133**	**112**	322	158	43	66	55
	79	**(82)**	**71**	231	86	62	60	23
	201	**51**	**183**	553	244	105	126	78
	(50)	**(55)**	**(51)**	(157)	(48)	(31)	(39)	(39)
	118	**127**	**120**	375	118	81	88	88
	133	**(21)**	**114**	335	174	55	77	29
	42	**50**	**35**	92	62	2	20	8
	91	**(71)**	**79**	243	112	53	57	21
	-	**-**	**-**	25	-	21	1	3
	$ 91	**$ (71)**	**$ 79**	$ 268	$ 112	$ 74	$ 58	$ 24
	$ 0.05	**$ (0.05)**	**$ 0.04**	$ 0.12	$ 0.06	$ 0.03	$ 0.03	$ 0.01
	$ 0.05	**$ (0.05)**	**$ 0.04**	$ 0.14	$ 0.06	$ 0.04	$ 0.03	$ 0.01
	$ 0.05	**$ (0.05)**	**$ 0.04**	$ 0.12	$ 0.06	$ 0.03	$ 0.03	$ 0.01
	$ 0.05	**$ (0.05)**	**$ 0.04**	$ 0.14	$ 0.06	$ 0.04	$ 0.03	$ 0.01
	$ 6.50	**$ 6.97**	**$ 4.87**	$ 4.62	$ 4.62	$ 4.14	$ 4.31	$ 4.32
	$ 4.75	**$ 4.60**	**$ 4.36**	$ 2.68	$ 3.67	$ 2.98	$ 2.90	$ 2.68

HISTORICAL FINANCIAL SUMMARY
CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

As at January 31	**2008**	2007	2006	2005	2004
Assets					
Cash and cash equivalents	**$ 3,602**	$ 2,648	$ 2,917	$ 2,344	$ 1,214
Invested collateral	**1,295**	1,129	-	-	-
Receivables	**1,998**	1,789	1,684	1,513	1,730
Aircraft financing	**626**	1,042	1,457	1,791	1,463
Inventories	**3,548**	3,961	3,805	4,013	4,340
Property, plant and equipment	**2,980**	2,936	3,090	3,412	3,550
Fractional ownership deferred costs	**500**	390	270	142	-
Deferred income taxes	**935**	813	653	522	401
Accrued benefit assets	**924**	461	384	353	375
Derivative financial instruments	**458**	39	42	211	224
Goodwill	**2,533**	2,286	2,142	2,357	2,290
Assets held for sale	**-**	-	237	2,582	2,526
Other assets	**1,163**	1,083	801	890	1,164
	$20,562	$18,577	$17,482	$20,130	$19,277
Liabilities and shareholders' equity					
Accounts payable and accrued liabilities	**$ 6,919**	$ 6,826	$ 6,849	$ 7,074	$ 6,710
Advances and progress billings in excess of related costs	**4,159**	2,443	2,191	2,359	2,686
Fractional ownership deferred revenues	**631**	487	325	163	-
Deferred income taxes	**-**	-	9	41	104
Long-term debt	**4,393**	5,080	4,747	5,716	5,125
Accrued benefit liabilities	**1,066**	995	877	897	932
Derivative financial instruments	**276**	13	17	11	-
Liabilities related to assets held for sale	**-**	-	42	1,571	1,270
Preferred shares	**347**	347	347	347	347
Common shareholders' equity	**2,771**	2,386	2,078	1,951	2,103
	$20,562	$18,577	$17,482	$20,130	$19,277

HISTORICAL FINANCIAL SUMMARY

(in millions of U.S. dollars, except per share amounts, number of common shares and shareholders of record)

For the fiscal years ended January 31	2008	2007	2006	2005	2004
Revenues					
BA	$ 9,713	$ 8,296	$ 8,142	$ 8,019	$ 8,276
BT	7,793	6,586	6,639	7,566	6,940
	$ 17,506	$ 14,882	$ 14,781	$ 15,585	$ 15,216
Income from continuing operations before special items, financing income and expense and income taxes					
BA	$ 563	$ 322	$ 266	$ 203	$ 419
BT	339	255	179	33	43
	902	577	445	236	462
Special items					
BA	-	-	-	-	(19)
BT	162	24	88	172	349
	162	24	88	172	330
Income (loss) from continuing operations before financing income and expense and income taxes					
BA	563	322	266	203	438
BT	177	231	91	(139)	(306)
	740	553	357	64	132
Financing income	(225)	(157)	(156)	(104)	(96)
Financing expense	526	375	363	328	327
Income (loss) from continuing operations before income taxes	439	335	150	(160)	(99)
Income tax expense (recovery)	122	92	15	(38)	121
Income (loss) from continuing operations	317	243	135	(122)	(220)
Income from discontinued operations, net of tax	-	25	114	37	135
Net income (loss)	$ 317	$ 268	$ 249	$ (85)	$ (85)
Earnings (loss) per share:					
Basic					
From continuing operations	$ 0.17	$ 0.12	$ 0.06	$ (0.08)	$ (0.15)
Net income (loss)	$ 0.17	$ 0.14	$ 0.13	$ (0.06)	$ (0.07)
Diluted					
From continuing operations	$ 0.16	$ 0.12	$ 0.06	$ (0.08)	$ (0.15)
Net income (loss)	$ 0.16	$ 0.14	$ 0.13	$ (0.06)	$ (0.07)
General information for continuing operations					
Export revenues from Canada	$ 6,670	$ 5,715	$ 5,271	$ 5,430	$ 5,851
Additions to property, plant and equipment	$ 425	$ 344	$ 329	$ 305	$ 300
Amortization	$ 512	$ 518	$ 545	$ 549	$ 560
Dividend per common share (in Cdn dollars)					
Class A	$ -	$ -	$ -	$ 0.09	$ 0.09
Class B	$ -	$ -	$ -	$ 0.09	$ 0.09
Dividend per preferred share (in Cdn dollars)					
Series 2	$ 1.52	$ 1.46	$ 1.12	$ 1.00	$ 1.17
Series 3	$ 1.34	$ 1.37	$ 1.37	$ 1.37	$ 1.37
Series 4	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Number of common shares (in millions)	1,731	1,739	1,745	1,750	1,750
Book value per common share (in U.S. dollars)	$ 1.60	$ 1.37	$ 1.19	$ 1.11	$ 1.20
Shareholders of record	13,843	13,539	13,600	13,008	12,371
Market price ranges (in Cdn dollars)					
Class A					
High	$ 7.00	$ 4.61	$ 3.69	$ 7.11	$ 6.32
Low	$ 4.10	$ 2.69	$ 2.34	$ 2.01	$ 2.95
Close	$ 4.96	$ 4.48	$ 3.02	$ 2.80	$ 5.96
Class B					
High	$ 6.97	$ 4.62	$ 3.66	$ 7.13	$ 6.28
Low	$ 4.06	$ 2.68	$ 2.28	$ 1.87	$ 2.56
Close	$ 4.95	$ 4.45	$ 2.98	$ 2.62	$ 5.99

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Consolidated Financial Statements and Management Discussion and Analysis ("MD&A") of Bombardier Inc. and all other information in this Annual Report are the responsibility of Management and have been reviewed and approved by its Board of Directors.

The Consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The MD&A has been prepared in accordance with the requirements of securities regulators. The financial statements and MD&A include items that are based on best estimates and judgments of the expected effects of current events and transactions. Management has determined such items on a reasonable basis in order to ensure that the financial statements and MD&A are presented fairly in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

Bombardier's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information related to the Corporation has been made known to them and has been properly disclosed in the Consolidated Financial Statements and MD&A. Bombardier's CEO and CFO have also evaluated the effectiveness of such disclosure controls and procedures as of the end of fiscal 2008 and believe that they effectively provide reasonable assurance that material information related to the Corporation has been disclosed in the Consolidated Financial Statements and MD&A. Bombardier's CEO and CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In compliance with MI 52-109, Bombardier's CEO and CFO have provided a certification related to Bombardier's annual disclosure to the Canadian Securities Administrators, including the Consolidated Financial Statements and MD&A.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements and MD&A. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors. The Audit Committee meets periodically with Management, as well as with the internal and external auditors, to review the Consolidated Financial Statements, external auditors' report, MD&A, auditing matters and financial reporting issues, to discuss internal controls over the financial reporting process, and to satisfy itself that each party is properly discharging its responsibilities. In addition, the Audit Committee has the duty to review the appropriateness of the accounting policies and significant estimates and judgments underlying the Consolidated Financial Statements as presented by Management, and to review and make recommendations to the Board of Directors with respect to the fees of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when it approves the Consolidated Financial Statements and MD&A for issuance to shareholders.

The Consolidated Financial Statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee to discuss their audit and related matters.

Laurent Beaudoin, FCA
Chairman of the Board and
Chief Executive Officer

Pierre Alary, CA
Senior Vice Président and
Chief Financial Officer

April 2, 2008

AUDITORS' REPORT

TO THE SHAREHOLDERS OF BOMBARDIER INC.

We have audited the consolidated balance sheets of Bombardier Inc. as at January 31, 2008 and 2007 and the consolidated statements of shareholders' equity, income, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Montréal, Canada
April 2, 2008

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

As at January 31	2008[(1)]	2007
Assets		
Cash and cash equivalents	**$ 3,602**	$ 2,648
Invested collateral (Note 11)	**1,295**	1,129
Receivables (Note 5)	**1,998**	1,789
Aircraft financing (Note 6)	**626**	1,042
Inventories (Note 7)	**3,548**	3,961
Property, plant and equipment (Note 8)	**2,980**	2,936
Fractional ownership deferred costs	**500**	390
Deferred income taxes (Note 20)	**935**	813
Accrued benefit assets (Note 25)	**924**	461
Derivative financial instruments (Note 4)	**458**	39
Goodwill (Note 9)	**2,533**	2,286
Other assets (Note 10)	**1,163**	1,083
	$ 20,562	$ 18,577
Liabilities		
Accounts payable and accrued liabilities (Note 12)	**$ 6,919**	$ 6,826
Advances and progress billings in excess of related costs (Note 7)	**4,159**	2,443
Fractional ownership deferred revenues	**631**	487
Long-term debt (Note 13)	**4,393**	5,080
Accrued benefit liabilities (Note 25)	**1,066**	995
Derivative financial instruments (Note 4)	**276**	13
	17,444	15,844
Shareholders' equity	**3,118**	2,733
	$ 20,562	$ 18,577
Commitments and contingencies (Note 26)		

(1) Refer to Note 3 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

On behalf of the Board of Directors,

Laurent Beaudoin
Director

L. Denis Desautels
Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)

For the fiscal years ended January 31	2008[1]		2007	
	Number (in thousands)	Amount	Number (in thousands)	Amount
SHARE CAPITAL (Note 14)				
Preferred shares				
Series 2	9,465	$ 159	2,598	$ 51
Series 3	2,535	40	9,402	148
Series 4	9,400	148	9,400	148
	21,400	347	21,400	347
Common shares				
Class A Shares (Multiple Voting)				
Balance at beginning of year	317,044	29	319,260	29
Converted to Class B	(82)	-	(2,216)	-
Balance at end of year	316,962	29	317,044	29
Class B Shares (Subordinate Voting)				
Balance at beginning of year	1,433,423	1,413	1,431,207	1,413
Issuance of shares	1,469	6	-	-
Converted from Class A	82	-	2,216	-
	1,434,974	1,419	1,433,423	1,413
Purchased and held in trust under the performance share unit plan (Note 14)	(21,273)	(89)	(11,847)	(34)
Balance at end of year	1,413,701	1,330	1,421,576	1,379
Balance at end of year–common shares	1,730,663	1,359	1,738,620	1,408
Total - share capital		1,706		1,755
CONTRIBUTED SURPLUS				
Balance at beginning of year		35		20
Stock-based compensation expense (Note 15)		34		15
Stock options exercised		(1)		-
Balance at end of year		68		35
RETAINED EARNINGS				
Balance at beginning of year		765		525
Transition adjustment - Financial instruments (Note 3)		(12)		-
Net income		317		268
Dividends on preferred shares		(30)		(28)
Balance at end of year		1,040		765
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX (Note 16)				
Balance at beginning of year		178		105
Transition adjustment - Financial instruments (Note 3)		(4)		-
Other comprehensive income		130		73
Balance at end of year		304		178
Total - shareholders' equity		$ 3,118		$2,733

[1] Refer to Note 3 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except per share amounts)

For the fiscal years ended January 31	2008[1]	2007
Revenues		
Manufacturing	**$ 12,508**	$ 10,512
Services	**3,016**	2,738
Other	**1,982**	1,632
	17,506	14,882
Cost of sales	**14,919**	12,667
Selling, general and administrative	**1,096**	929
Research and development	**139**	173
Other expense (income) (Note 17)	**(62)**	18
Amortization	**512**	518
Special items (Note 18)	**162**	24
	16,766	14,329
Income from continuing operations before the following:	**740**	553
Financing income (Note 19)	**(225)**	(157)
Financing expense (Note 19)	**526**	375
Income from continuing operations before income taxes	**439**	335
Income taxes (Note 20)	**122**	92
Income from continuing operations	**317**	243
Income from discontinued operations, net of tax	**-**	25
Net income	**$ 317**	$ 268
Earnings per share: (Note 21)		
Basic		
From continuing operations	**$ 0.17**	$ 0.12
Net income	**$ 0.17**	$ 0.14
Diluted		
From continuing operations	**$ 0.16**	$ 0.12
Net income	**$ 0.16**	$ 0.14

[1] Refer to Note 3 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

For the fiscal years ended January 31	2008[1]	2007
Net income	**$ 317**	$ 268
Other comprehensive income		
Net unrealized loss on available for sale financial assets, net of tax	**(1)**	-
Net changes in cash flow hedges:		
Foreign exchange re-evaluation	**(1)**	-
Net gains on derivatives designated as cash flow hedges	**394**	-
Reclassification to income or to the related non financial asset	**(212)**	-
Income taxes	**(62)**	-
	119	-
Cumulative translation adjustment:		
Net investments in self-sustaining foreign operations	**364**	162
Net losses on related hedging items[2]	**(352)**	(89)
	12	73
Total Other comprehensive income	**130**	73
Total Comprehensive income	**$ 447**	$ 341

(1) Refer to Note 3 for impact of new accounting policies related to financial instruments, effective February 1, 2007.
(2) Net of income taxes of $25 million as at January 31, 2008 ($33 million as at January 31, 2007).

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

For the fiscal years ended January 31	2008	2007
Operating activities		
Income from continuing operations	**$ 317**	$ 243
Non-cash items:		
Amortization	**512**	518
Deferred income taxes (Note 20)	**(25)**	(87)
Gain on disposals of property, plant and equipment	**(3)**	(1)
Stock-based compensation	**34**	15
Special items (Note 18)	**162**	24
Net change in non-cash balances related to operations (Note 22)	**1,336**	179
Cash flows from operating activities	**2,333**	891
Investing activities		
Additions to property, plant and equipment	**(425)**	(308)
Disposals of property, plant and equipment	**55**	27
Disposal of discontinued operations, net of cash disposed	**-**	161
Invested collateral	**-**	(1,145)
Other	**(117)**	(154)
Cash flows from investing activities	**(487)**	(1,419)
Financing activities		
Proceeds from issuance of long-term debt	**-**	2,442
Repayments of long-term debt	**(1,076)**	(2,306)
Purchase of common shares - held in trust (Note 14)	**(55)**	(20)
Issuance of shares, net of related cost	**5**	-
Dividends paid	**(30)**	(28)
Other	**-**	(31)
Cash flows from financing activities	**(1,156)**	57
Effect of exchange rate changes on cash and cash equivalents	**264**	134
Cash flows from continuing operations	**954**	(337)
Cash flows from discontinued operations	**-**	63
Net increase (decrease) in cash and cash equivalents	**954**	(274)
Cash and cash equivalents at beginning of year	**2,648**	2,922[1]
Cash and cash equivalents at end of year	**$ 3,602**	$ 2,648

(1) Including $5 million of cash and cash equivalents related to discontinued operations.

Supplemental information		
Cash paid for:		
Interest	**$ 559**	$ 400
Income taxes	**$ 108**	$ 86

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended January 31, 2008 and January 31, 2007
(Tabular figures are in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. (the "Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and commercial aircraft and rail transportation equipment and systems, and is a provider of related services.

NOTE 1
BASIS OF PRESENTATION

The Consolidated Financial Statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Corporation and its subsidiaries carry out their operations in two distinct segments, the aerospace segment ("BA") and the transportation segment ("BT"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified.

Changes in accounting policies

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments - Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards. The comparative Consolidated Financial Statements have not been restated. The effect of adopting the new accounting standards as at February 1, 2007 are presented as Transition adjustment - Financial instruments in the consolidated statements of shareholders' equity (See Note 3 - Financial Instruments - Impact upon adoption).

In December 2006, the AcSB issued two new accounting standards: Section 3862 "Financial Instruments - Disclosures"; and Section 3863 "Financial Instruments - Presentation". The Corporation early adopted these two standards in its Consolidated Financial Statements for fiscal year 2008.

Comprehensive income

Section 1530 introduces comprehensive income, which is comprised of Net income and other comprehensive income ("OCI"). OCI comprises all changes in Shareholders' equity from transactions and other events and circumstances from non-owner sources, and includes unrealized gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, unrealized gains and losses, net of tax, arising from changes in the fair value of available-for-sale ("AFS") financial assets, as well as the portion of gains or losses, net of tax, on the hedging item that is determined to be an effective cash flow hedge or hedge of net investments in self-sustaining foreign operations.

Financial instruments - recognition and measurement

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the balance sheet when the Corporation becomes a party to contractual provisions of financial instruments. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not closely related to the host contract, must be measured at fair value. The Corporation has selected February 1, 2003 as the date for identification of embedded derivatives. Derivatives qualifying as hedges are accounted for using special hedge accounting rules (see Hedges section hereafter).

After initial recognition, the measurement of financial instruments depends on their classification: held-for-trading ("HFT"); AFS; loans and receivables ("L&R"); or other than HFT liabilities. See Note 4 - Financial Instruments for the details of their classification.

NOTE 1. BASIS OF PRESENTATION (cont'd)

- ***Held for trading*** – Financial assets and financial liabilities required to be classified or designated as HFT are measured at fair value, with gains and losses recorded in net income for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as HFT on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of HFT ("fair value option").
- ***Available for sale*** – Financial assets classified as AFS are measured at fair value, except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. Unrealized gains and losses, including the effect of changes in foreign exchange rates, are recognized directly in OCI, except for impairment losses, which are recognized in net income. Upon derecognition of the financial asset, the cumulative gains or losses, previously recognized in Accumulated other comprehensive income ("AOCI") are reclassified to net income.
- ***Loans and receivables*** – Financial assets classified as L&R are measured at amortized cost using the effective interest method. Interest income, calculated using the effective interest method, is recorded in financing income in the period.
- ***Other than HFT liabilities*** – Financial liabilities classified as other than HFT are measured at amortized cost using the effective interest method. Interest expense, calculated using the effective interest method, is recorded in financing expense in the period.

Hedges

Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the permitted hedging strategies. When derivative financial instruments are used to manage the Corporation's exposure, the Corporation determines for each derivative financial instrument whether hedge accounting can be applied. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a self-sustaining foreign operation.

Disclosure and presentation

Section 3862 "Financial Instruments - Disclosures"; and Section 3863 "Financial Instruments - Presentation" replace Section 3860 "Financial Instruments - Disclosure and presentation". The new section 3862 enhances disclosure requirements on the nature and extent of risks arising from financial instruments and how the Corporation manages those risks.

Future changes in accounting policies

Inventories

In June 2007, the AcSB released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standard ("IFRS") IAS 2 "Inventories". This accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008. The Section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies that are used to assign costs to inventories and describes additional disclosure requirements.

As a result of these changes in accounting policies, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which the actual production costs are charged to each unit produced and recognized to income as the unit is delivered. The notion of deferral of a portion of initial costs as excess over average production costs ("EOAPC"), embedded in the average cost method, does not exist under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all general and administrative ("G&A") overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal periods were not restated).

Also, effective February 1, 2008, the Corporation changed its G&A overhead allocation policy for its long-term contracts and aerospace program tooling, to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes on the Corporation's consolidated balance sheets is as follows:

	Reported as at January 31 2008	Impact of accounting changes	Restated as at February 1 2008
Assets			
Inventories	$ 3,548	$ (311)[1]	$ 3,237
Aerospace program tooling	1,196	(23)[2]	1,173
Deferred income taxes	935	126	1,061
	$ 5,679	$ (208)	$ 5,471
Liabilities			
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ 6,948
Advances and progress billings in excess of related costs	4,159	11	4,170
	$ 11,078	$ 40	$ 11,118
Shareholders' equity	$ 3,118	$ (248)	$ 2,870

(1) Represents a write-off of $277 million relating to EOAPC and $34 million relating to G&A overhead included in inventories.
(2) Relates to G&A overhead.

In addition, the Corporation is assessing whether certain balance sheet reclassifications may be required as a result of these accounting changes.

Capital disclosures

In December 2006, the AcSB issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. The new accounting standard is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2008.

Intangibles

In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets" which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". This Section is effective, for the Corporation, for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on its aerospace program tooling.

International Financial Reporting Standards

In February 2008, the AcSB confirmed that Canadian generally accepted accounting principles for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Corporation, for interim and annual financial statements beginning on February 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the mandatory transition date. The Corporation is currently evaluating the impact of the adoption of IFRS on its Consolidated Financial Statements.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The Consolidated Financial Statements include:

- the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned;
- the accounts of variable interest entities ("VIEs") when the Corporation is the primary beneficiary; and
- the Corporation's proportionate share of the assets, liabilities and results of operations and cash flows of its joint ventures.

Subsidiaries - The principal subsidiaries of the Corporation, whose revenues represent more than 10% of total revenues of each respective segment, are as follows:

Subsidiary	Location
Bombardier Transportation (Holdings) UK Ltd.	U.K.
Learjet Inc.	U.S.
Bombardier Transportation GmbH	Germany
Bombardier Transport France S.A.S.	France

Most legal entities of BT use a December 31 fiscal year end. As a result, the Corporation consolidates the operations of BT with a one-month lag with the remainder of its operations. To the extent that significant unusual transactions or events occur during the one-month lag period, the Corporation's Consolidated Financial Statements are adjusted accordingly.

VIEs - AcG-15 "Consolidation of Variable Interest Entities" ("AcG-15") requires the consolidation of VIEs if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the variable interest holder became the primary beneficiary. See Note 27 - Variable interest entities, for additional information on VIEs. The Corporation revises its determination of the accounting for VIEs when certain events occur, such as changes in governing documents or contractual arrangements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions, particularly as they relate to long-term contracts and average cost accounting, fair value measurement of financial instruments, actuarial and economic assumptions used in determining employee future benefits, useful lives of long-lived assets, recovery of goodwill, variable interest entities, accrual of product warranties and income taxes. Management's best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and Management assessment of probable future outcomes of these matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates, and such differences could be material.

Translation of foreign currencies

The Corporation's functional currencies are mainly the U.S. dollar in BA and various Western European currencies, and the U.S. dollar in BT. All significant foreign operations are classified as self-sustaining foreign operations.

Self-sustaining foreign operations - All assets and liabilities are translated using the exchange rates in effect at year end. Revenues and expenses are translated using the average exchange rates for the period. Translation gains or losses are included in comprehensive income.

Accounts denominated in foreign currencies - Accounts denominated in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated using the exchange rates in effect at year end and non-monetary items are translated using the historical exchange rates. Revenues and expenses (other than amortization, which is translated using the same exchange rates as the related assets) are translated using the average exchange rates for the period.

Hedging items designated as hedges of net investments in self-sustaining foreign operations - Translation gains or losses, net of tax, related to the hedging items designated as hedges of the Corporation's net investments in self-sustaining foreign operations are included in comprehensive income.

Financial Instruments

A financial instrument is any contract that gives rise to a financ al asset of one party and a financial liability or equity instrument of another party. Financial assets of the Corporation mainly comprises cash and cash equivalents, invested collateral, trade receivables, regional aircraft loans and leases receivables, prepayment under an exchange agreement, investment in securities, restricted cash and derivative financial instruments with a positive fair value. Financial liabilities of the Corporation mainly comprises trade account payables, accrued liabilities, sales incentives, interest, certain payroll-related liabilities, long-term debt and derivative financial instruments with a negative fair value.

Financial instruments are recognized on the balance sheet when the Corporation becomes a party to the contractual obligations of the instrument. Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying value of financial assets and financial liabilities not classified as HFT. Subsequently, financial assets and financial liabilities are measured according to the category to which they are assigned (AFS financial assets, L&R, other than HFT financial liabilities or financial assets and liabilities classified as HFT). See Note 4 - Financial instruments, for their classifications. Financial assets and financial liabilities are subsequently measured at amortized cost, unless they are classified as AFS or HFT, in which case they are subsequently measured at fair value.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments held with investment-grade financial institutions, with maturities of three months or less from the date of acquisition. Cash and cash equivalents are classified as HFT and measured at fair value.

Invested collateral

Invested collateral consists mainly of bonds (corporate bonds and asset backed bonds), commercial paper and certificates of deposit, held with a custodian. The portfolio weighted-average maturity is not to exceed one year and should have a minimum average rating of A. These investments serve as collateral for the €4.3-billion ($6.4-billion) letter of credit facility. (see Note 11 - Letter of credit facilities). Invested collateral are designated as HFT using the fair value option and measured at fair value. Gains and losses arising on the re-evaluation of the Invested collateral are recorded in financing income.

Sales of receivables

Transfers of loans and receivables are recognized as sales when control over these assets has been surrendered and consideration other than beneficial interests in the transferred assets was received. Retained interests are accounted for as loans or lease receivables in accordance with their substance.

When the transfer is considered a sale, all assets sold are derecognized. Assets received and the liabilities incurred, such as those arising from credit enhancement support, are recognized at fair value. Gains and losses are recognized upon the sale of assets. Fair values are generally estimated based on the present value of future expected cash flows using Management's best estimates for credit losses, forward yield curves and discount rates commensurate with the risks involved.

Loans and lease receivables

Aircraft leased under terms which transfer substantially all of the benefits and risks of ownership to customers are accounted for as sales-type leases and are presented in aircraft financing.

Loans and lease receivables presented in aircraft financing are classified as L&R unless they have been designated as HFT using the fair value option. Loans and lease receivables classified as L&R are carried at amortized cost.

Loans and lease receivables designated as HFT are measured at fair value. Gains and losses arising on the re-evaluation of loans and lease receivables classified as HFT are mostly recorded in cost of sales or other expense (income), except for the interest portion of the gains and losses, which is recorded in financing income.

Long-term investments

Investments in entities over which the Corporation exercises significant influence are accounted for under the equity method and are presented in other assets. Investments in financing structures are classified as L&R, carried at amortized cost and presented in aircraft financing. All other long-term investments are designated as HFT using the fair value option (measured at fair value) and presented in other assets.

Impairment of financial assets

Allowance for doubtful accounts – Trade receivables carried at amortized cost are subject to periodic impairment review and are classified as impaired when, in the opinion of Management, there is a reasonable doubt that credit related losses are expected to be incurred taking into consideration all circumstances known at the date of review.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Allowance for credit losses – Loans and lease receivables carried at amortized cost are subject to periodic impairment review and are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest, generally when contractually due payments are 90 days in arrears or customers have filed for bankruptcy.

The Corporation maintains an allowance for credit losses in an amount sufficient to absorb expected losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including delinquencies, loss and recovery experience, collateral-specific factors, including age and type of aircraft, risk of individual customer credit, published historical default rates for different credit rating categories, commercial airline industry performance, and the impact of current and projected economic conditions.

Other-than-temporary impairment for other long-term investments – When there is objective evidence that a decline in fair value of an AFS financial asset is other than temporary, the cumulative loss equals to the difference between the acquisition cost of the investments and its current fair value, less any impairment loss on that financial asset previously recognized in net income, is removed from AOCI and recognized in net income. Impairment losses recognized in net income for a financial instruments classified as AFS cannot be reversed.

Inventory valuation

Aerospace programs – Inventory, determined under the average cost accounting method for the initial lot of a program and under the unit cost method thereafter, is recorded at the lower of cost or net recoverable value. It includes materials, direct labour and manufacturing overhead.

Average cost accounting is a method of accounting that reflects higher unit costs at the early phase of a program and lower unit costs at the end of the program (the learning curve concept). The difference between actual and average costs in the early stage of a program is recorded as EOAPC and is included in inventories.

To the extent that inventory costs are expected to exceed their net recoverable amount, charges are recorded in cost of sales to reduce inventoried costs to their estimated net recoverable value.

Long-term contracts – Long-term contract inventory accounted for under the percentage-of-completion method includes materials, direct labour and manufacturing overhead as well as estimated contract margins. Inventory related to long-term service contracts accounted for as services are rendered includes materials, direct labour and manufacturing overhead.

Finished products – Finished product inventories, which include spare parts and new and pre-owned aircraft, are valued at the lower of cost or net realizable value. The cost of finished products includes the cost of materials, direct labour and related manufacturing overhead. A provision for excess or inactive spare parts inventories is recorded based upon an analysis of current inventory levels, historical usage patterns, future sale expectations and salvage value.

The Corporation estimates net realizable value by using both external and internal aircraft valuations, including information developed from the sale of similar aircraft in the secondary market.

Payments, advances and progress billings – Payments received on account of work performed for long-term contracts and aerospace programs are deducted from related costs in inventories. Advances received and progress billings in excess of related costs are shown as liabilities.

Long-lived assets

Long-lived assets comprise assets under operating leases, property, plant and equipment, and finite-life intangible assets.

Assets under operating leases – Assets under operating leases are recorded at cost. Amortization is computed under the straight-line method over periods representing their estimated useful lives. Assets under operating leases related to aircraft, most of which are pre-owned, are presented in aircraft financing.

Property, plant and equipment – Property, plant and equipment are recorded at cost. Equipment leases where the risks and rewards of ownership are transferred to the Corporation are included in property, plant and equipment. Costs related to aerospace programs incurred once technical feasibility is proven and program launch takes place, including prototype design, development and testing costs, are accounted for as aerospace program tooling. Aerospace program tooling consists mostly of engineering labour and manufacturing overhead costs, testing and certification costs, and purchased tooling. Self-constructed aerospace program tooling includes interest charges incurred during construction.

Amortization is computed under the straight-line method over the following estimated useful lives:

Buildings	10 to 40 years
Equipment	2 to 15 years
Aerospace program tooling	10 years
Other	3 to 20 years

Amortization of assets under construction begins when they are ready for their intended use. Amortization of aerospace program tooling costs begins at the date of delivery of the first aircraft of the program.

Improvements to existing property, plant and equipment that significantly extend the useful life or utility of the assets are capitalized, while maintenance and repair costs are charged to income when incurred.

Finite-life intangible assets – Finite-life intangible assets represent the cost of acquired licences, patents and trademarks and are amortized on a straight-line basis over their estimated useful lives, not exceeding 20 years.

Impairment – Long-lived assets are tested for impairment when certain events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and is recorded in amortization.

Long-lived assets held for sale are recorded at the lower of cost or fair value, less cost to sell.

Goodwill

Goodwill represents the excess of the purchase price, including acquisition costs, over the fair value of the identifiable net assets acquired.

Goodwill is reviewed for impairment annually, or more frequently if events or circumstances, such as significant declines in expected sales, earnings or cash flows, indicate that it is more likely than not that the asset might be impaired.

The Corporation evaluates the recoverability of goodwill using a two-step test approach at the segment level ("reporting unit"). Under the first step, the fair value of the reporting unit, based upon discounted future cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist and the second step is not required to be performed. If the fair value is less than the carrying amount, a second test must be performed whereby the implied fair value of the reporting unit's goodwill must be estimated. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. The carrying value of goodwill in excess of its implied fair value is charged to income.

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on:

- changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party;
- another entity's failure to perform under an obligating agreement (a performance guarantee); or
- failure of a third-party to pay its indebtedness when due.

Guarantees are initially recognized at fair value on the date the guarantees are unconditionally given. Guarantees that are designated as HFT under the fair value option, or that qualify as derivatives, are subsequently measured at fair value. Other guarantees are subsequently remeasured when a loss becomes probable.

The Corporation issued credit guarantees, residual value guarantees ("RVGs"), trade-in commitment and performance guarantees. Credit guarantees and RVGs related to the sales of aircraft are designated as HFT using the fair value option. Gains and losses arising on the re-evaluation of guarantees designated as HFT are recorded in cost of sale, except for the interest portion of the gains and losses, which is recorded in financing expense. Guarantees that are also considered sales incentives are discussed below.

Derivative financial instruments

Derivative financial instruments are mainly used to manage the Corporation's exposure to interest-rate and foreign exchange market risks. They consist of forward foreign exchange contracts, interest rate swap agreements, cross-currency interest-rate swap agreements and interest-rate cap agreements. Derivative financial instruments are measured at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.

Derivative financial instruments are classified as HFT, unless they are designated as hedging instruments for which hedge accounting is applied (see below). Changes in the fair value of derivative financial instruments not designated in a hedging relationship, excluding embedded derivative, are recognized in other expense (income) or financing income or financing expense.

Embedded derivatives of the Corporation comprise financing rate commitments, call options on long-term debt and foreign exchange instruments. Upon initial recognition, the fair value of financing rate commitments is recognized as deferred charge in other assets. The deferred charge is recorded as an adjustment of the sale price of the aircraft. Call options on long-term debt that are not closely related to the host contract are measured at fair value, with the initial value recognized as an increase of the related long-term debt and amortized to net income using the effective interest method. Upon initial recognition, the fair value of the foreign exchange instruments, not designated in a hedge relationship, is recognized in other expense (income). Gains and losses arising on the re-evaluation of embedded derivatives are recorded in cost of sales, other expense (income) or financing income or financing expense.

Hedge accounting

Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value of the derivative financial instruments are expected to substantially offset the changes in the fair value of the hedged item attributable to the underlying risk exposure.

The Corporation formally documents all relationships between the hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted foreign currency cash flows or to a specific asset or liability. The Corporation also formally documents and assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the hedged items. There are three permitted hedging strategies.

- ***Fair value hedges*** – The Corporation has designated certain interest-rate swap and forward foreign exchange contracts as fair value hedges. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in net income, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in net income.
- ***Cash flow hedges*** – The Corporation has designated forward foreign exchange contracts and interest-rate swap agreements as cash flow hedges. In a cash flow hedge relationship, the portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in net income. The amounts recognized in OCI are reclassified in net income when the hedged item affects net income. However, when an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in OCI are reclassified in the initial carrying amount of the related asset.
- ***Hedge of net investments in self-sustaining foreign operations*** – The Corporation has designated certain cross-currency interest-rate swap agreements, long-term debt and intercompany loans as hedges of its net investments in self-sustaining foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in net income. The amounts recognized in OCI are reclassified to net income when corresponding exchange gains or losses arising from the translation of the self-sustaining foreign operations are recorded in net income.

The portion of gains or losses on the hedging item that is determined to be an effective hedge is recorded as an adjustment of the cost or revenue of the related hedged item. Other gains and losses on derivative financial instruments are recorded in other expense (income), or in financing income or financing expense for the interest component of the derivatives or when the derivatives were entered into for interest rate management purposes.

Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, or upon the sale or early termination of the hedged item.

Stock-based compensation and other stock-based payments

Share option plans – All awards granted or modified after January 31, 2003, are accounted for under the fair value method. Under this method, the value of the compensation is measured at the grant date using a modified Black-Scholes option pricing model. The value of the compensation expense is recognized over the vesting period of the stock options with a corresponding increase in Contributed surplus.

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in income for these awards.

Any consideration paid by plan participants on the exercise of stock options is credited to Share capital.

Performance stock unit plan ("PSUs") – The value of the compensation for PSUs that are expected to vest is measured based on the closing price of a Class B Share (Subordinate Voting) of the Corporation on the Toronto Stock Exchange on the date of grant. The value of the compensation expense is recognized on a straight-line basis over the vesting period with a corresponding increase in Contributed surplus. The effect of any change in the number of PSUs that are expected to vest is accounted for in the period in which the estimate is revised.

Employee share purchase plan – The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

Revenue recognition

Aerospace programs – Revenues from the sale of regional aircraft and narrow-body business aircraft (*Learjet* Series) are recognized upon final delivery of products and presented in manufacturing revenues.

Wide-body business aircraft (*Challenger* and *Global* Series) contracts are segmented between green aircraft (i.e. before exterior painting and installation of customer-selected interiors and optional avionics) and completion. Revenues are recognized based on green aircraft deliveries (when certain conditions are met), and upon final acceptance of interiors and optional avionics by customers. Revenues for green aircraft delivery and completion are presented in manufacturing revenues.

Fractional shares – Revenues from the sale of aircraft fractional shares are recognized over the period during which the related services are rendered to the customer, generally five years, and are included in manufacturing revenues. At the time of sale, the proceeds from the sale are recorded in fractional ownership deferred revenues. The carrying value of the related aircraft is transferred to Fractional ownership deferred costs and is charged to cost of sales over the same period. Other revenues from the fractional share ownership program, including flight crew and maintenance support, are recognized at the time the service is rendered to the customer and are presented in services revenues.

Long-term contracts – Revenues from long-term contracts related to designing, engineering or manufacturing of products, including vehicle and component overhaul, are recognized using the percentage-of-completion method of accounting consistent with Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") published by the American Institute of Certified Public Accountants. The percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative of the measure of performance. Vehicle and component overhaul revenues are presented in services revenues. System and signalling revenues are presented in other revenues. All other long-term manufacturing contract revenues are presented in manufacturing revenues.

Revenues from maintenance service contracts entered into, on or after December 17, 2003 are recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract and are presented in services revenues. Maintenance service contracts entered into before this date are recognized using the percentage-of-completion method of accounting.

Revenues from other long-term service contracts are generally recognized as services are rendered and are presented in services revenues.

Estimated revenues from long-term contracts include revenues from change orders and claims when it is probable that they will result in additional revenues in an amount that can be reliably estimated.

Other – Revenues from the sale of pre-owned aircraft and spare parts are recognized upon delivery. Pre-owned aircraft revenues are presented in other revenues and spare parts revenues are included in services revenues. Operating lease income, mainly from pre-owned aircraft, is recognized on a straight-line basis over the term of the lease and is included in other revenues. Interest income related to aircraft financing is recognized over the terms of the applicable loans or leases using the effective interest method and is included in financing income.

Cost of sales

Aerospace programs – The Corporation follows the average cost accounting method for the initial lot of a program and the unit cost thereafter.

Average cost for regional and business aircraft is determined based on the estimated total production costs for a predetermined program quantity for the initial lot of a program. Estimates of total production costs and of program quantities are an integral component of average cost accounting. Production costs include material, direct labour and manufacturing overhead costs. Total production costs are estimated based on actual and forecasted costs of materials, foreign exchange rates, labour productivity, and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers. Program quantities are established based on Management's assessment of market conditions and foreseeable demand at the beginning of the production stage for each program, taking into consideration, among other factors, existing firm orders and the expected learning curve period.

The average cost is recorded in cost of sales at the time of each aircraft delivery. Under the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition and management action, EOAPC during the early stages of a program are deferred in inventories and recovered from sales of aircraft to be produced later at lower-than-average costs.

Management conducts quarterly reviews, as well as a detailed annual review as part of its annual budgeting process, of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to cost of sales in the period in which the revision takes place.

Subsequent to the completion of the initial lot, the actual unit cost is recorded in cost of sales at the time of each aircraft delivery. Actual unit cost comprises the same costs as those included in average cost but no deferral of costs arises as a result of the learning curve concept.

Long-term contracts **-** Cost of sales for long-term contracts is established based on actual costs incurred, including materials, direct labour, manufacturing overhead costs and other costs such as warranty and freight costs. If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Management conducts quarterly reviews as well as a detailed annual review of its cost estimates, as part of its annual budget process. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to Cost of sales in the period in which the revision takes place.

Sales incentives

In connection with the sale of new aircraft, the Corporation may provide sales incentives in the form of credit guarantees, RVGs, financing rate commitment, trade-in commitments and conditional repurchase obligations.

Credit guarantees and RVGs are recorded at fair value at the time they are issued. Subsequent changes in the fair value of these guarantees are recorded in cost of sales.

Trade-in commitments are recorded at fair value at the time of the sale. Subsequent adverse changes in the fair value of the trade-in aircraft are recorded in cost of sales as they occur.

Conditional repurchase obligations become trade-in commitments at the time the Corporation enters into an agreement for the sale of a new aircraft and the customer exercises its right to partially pay for the new aircraft by trading in its pre-owned aircraft. No provision is recorded for conditional repurchase obligations until they become trade-in commitments.

Other sales incentives, such as free training and spare parts, are recorded as a reduction of manufacturing revenues or included in cost of sales at the time of the sale.

Research and development

Development costs are capitalized when certain criteria are met for deferral and their recovery is reasonably assured. Capitalized development costs related to aerospace programs are included in property, plant and equipment under aerospace program tooling. Research and development costs related to long-term contracts are recorded as inventory costs and charged to cost of sales under long-term contract accounting. When the recoverability of capitalized costs is no longer reasonably assured, these costs are written off. Research and development expenses presented in the consolidated statements of income exclude those incurred under long-term contracts and development costs capitalized to program tooling.

Government assistance

Government assistance, including investment tax credits, relating to the acquisition of inventory and/or property, plant and equipment, is recorded as a reduction of the cost of the related asset. Government assistance, including investment tax credits, related to current expenses is recorded as a reduction of the related expenses.

Product warranties

A provision for warranty cost is recorded in cost of sales when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and in service and counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews its recorded product warranty provisions quarterly and any adjustment is recorded in Cost of sales.

Income taxes

The Corporation applies the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, and for income tax losses carried forward. Deferred income tax assets and liabilities are measured using substantively enacted tax rates, which will be in effect for the year in which the differences are expected to reverse.

A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets when it is more likely than not that these assets will not be realized.

Earnings per share

Basic earnings per share are computed based on net income less dividends on preferred shares, net of tax, divided by the weighted-average number of Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) outstanding during the fiscal year.

Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

Employee future benefits

The defined benefit plans are accounted for as follows:

- Plan assets are measured at fair value.
- With regard to equity securities, the Corporation uses an evaluation based on asset market values, which, for benefit cost measurement purposes, takes into account the impact of gains or losses over a three-year period starting from the fiscal year during which these gains or losses occur. With regard to investments other than equity securities, the Corporation uses an evaluation based on current market values.
- The net actuarial gains and losses, based on the market-related value of plan assets, over 10% of the greater of the projected benefit obligation and the market-related value of plan assets as well as past service costs are amortized over the estimated weighted-average remaining service life of plan participants of approximately 15 years.
- Plan obligations are determined based on expected future benefit payments discounted using current market interest rates.
- When an event, such as the sale of a segment, gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. A curtailment is the loss by employees of the right to earn future benefits under the plan. A settlement is the discharge of a plan's obligation.
- The cost of pension and other benefits earned by employees is actuarially determined using the projected benefit method prorated on services, and Management's best estimate of expected plan investment performance, salary escalation, retirement ages, mortality and health care costs.
- Benefit cost is capitalized as part of labour costs and included in inventories and aerospace program tooling or is recognized directly through income.
- The Corporation uses a December 31 measurement date.

Environmental obligations

Environmental liabilities are recorded when environmental claims or remedial efforts are probable and the costs can be reasonably estimated. Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Environmental costs of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Costs that relate to an existing condition caused by past operations and that do not contribute to future revenue generation are expensed and included in cost of sales.

NOTE 3
FINANCIAL INSTRUMENTS – IMPACT UPON ADOPTION

Accounting rules upon transition on February 1, 2007 ("transition date")

Financial instruments

The accounting rules to account for gains and losses arising from the remeasurement of financial instruments at the transition date are as follows:

- All derivative financial instruments, including embedded derivatives that are not closely related to the host contract, are recorded on the balance sheet at fair value. Gains and losses, net of tax, related to financial instruments classified as HFT, including derivatives not qualifying for hedge accounting under the new accounting standards and that were not previously recorded at fair value, are recognized in the opening balance of retained earnings.
- Gains and losses, net of tax, arising from the difference at transition between the carrying amount of financial assets classified as L&R and financial liabilities classified as other than HFT, using the effective interest method, and their carrying value as at January 31, 2007, are recognized in the opening balance of retained earnings.
- Gains and losses, net of tax, related to financial instruments classified as AFS, including changes in foreign exchange rates, are recognized in the opening balance of AOCI.

Hedges

The accounting rules for hedges that have not been discontinued prior to the transition date and that qualify for hedge accounting under the new accounting standards are as follows:

- ***Fair value hedges*** – Any gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date. The carrying amount of the hedged item is adjusted by the portion of the cumulative change in the fair value of the hedged item that reflects the designated hedged risk. The adjustment is recognized in the opening balance of retained earnings, net of tax, at the transition date.
- ***Cash flow hedges*** – The component of AOCI associated with the hedged item is adjusted to the extent of the lesser of: 1) the cumulative change in the fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge and 2) the cumulative gain or loss on the hedging item from inception of the hedge, less the component of such gain or loss excluded from the assessment of hedge effectiveness. Any remaining gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date.

Impact upon adoption on February 1, 2007

The impact on the consolidated balance sheet was as follows as at February 1, 2007:

	Reclassification	Increase (decrease)	Total
Assets			
Invested collateral	$ 5	$ -	$ 5
Receivables	(5)	-	(5)
Aircraft financing	5	(25)	(20)
Inventories	(24)	(2)	(26)
Deferred income taxes	-	18	18
Derivative financial instruments	61	116	177
Other assets	(91)	16	(75)
	$(49)	$ 123	$ 74
Liabilities			
Accounts payable and accrued liabilities	$(51)	$ (22)	$ (73)
Long-term debt	(44)	(72)	(116)
Derivative financial instruments	46	233	279
	(49)	139	90
Shareholders' equity			
Retained earnings	-	(12)	(12)
Accumulated other comprehensive income	-	(4)	(4)
	$(49)	$ 123	$ 74

The detail of the Shareholders' equity adjustments was as follows as at February 1, 2007:

	Transition adjustment	
	Increase (decrease)	
	AOCI	Retained earnings
Derivative financial instruments designated as cash flow hedges, net of tax of $4 million	$ (8)	$ -
AFS financial assets, net of tax of nil[1]	4	-
HFT financial assets, net of tax of $3 million[1]	-	(6)
HFT financial liabilities, net of tax of $6 million[1]	-	13
Portion excluded from the assessment of effectiveness in hedged relationships, net of tax of $7 million	-	(15)
Other, net of tax of $10 million	-	(4)
	$ (4)	$ (12)

(1) Represents the fair value adjustment on financial instruments not previously recorded at fair value.

In addition, the cumulative translation adjustment ("CTA"), previously presented as a separate component of Shareholders' equity, was reclassified to AOCI.

NOTE 4 FINANCIAL INSTRUMENTS

The classification of financial instruments under the new accounting standards effective February 1, 2007, and their carrying amounts and fair values were as follows as at:

	January 31, 2008					January 31, 2007[1]		
	Carrying value				Fair value	Carrying value		Fair value
	HFT	AFS	L&R	Total[2]		HFT[2]	AFS[2]	
Financial assets								
Cash and cash equivalents	$3,602	$ -	$ -	$ 3,602	$ 3,602	$ 2,648	$ -	$2,648
Invested collateral	1,295[3]	-	-	1,295	1,295	1,129	-	1,134
Receivables	-	-	1,855[4]	1,855	1,855	-	-	-
Aircraft financing	398[3][5]	-	119[6]	517	548	233	-	221
Derivative financial instruments	97[7]	-	-	97	97	-	-	-
Other assets	249[3][8]	207[9]	181[10]	637	637	223	90	317
	$5,641	$207	$2,155	$ 8,003	$ 8,034	$ 4,233	$90	$4,320

(1) Includes only financial instruments classified as HFT and AFS as at February 1, 2007.
(2) Represents only the carrying value of financial assets included in the corresponding balance sheet caption.
(3) The Corporation has chosen to designate these financial assets as HFT under the fair value option.
(4) Comprised of trade receivables and certain other receivables.
(5) Comprised of certain regional aircraft loans and lease receivables.
(6) Comprised of certain regional aircraft loans and lease receivables, investments in financing structures and business aircraft loans.
(7) Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.
(8) Comprised of a prepayment under an exchange agreement and servicing fees.
(9) Represents investments in securities.
(10) Comprised of restricted cash.

NOTE 4. FINANCIAL INSTRUMENTS (cont'd)

			January 31, 2008		January 31, 2007[1]	
			Carrying value	Fair value	Carrying value	Fair value
	HFT	Other than HFT	Total[2]		HFT[2]	
Financial liabilities						
Accounts payable and accrued liabilities	$772[3]	$ 3,515[4]	$ 4,287	$ 4,287	$ 757	$ 738
Long-term debt	-	4,393	4,393	4,266	-	-
Derivative financial instruments	34[5]	-	34	34	3	3
	$806	$ 7,908	$ 8,714	$ 8,587	$ 760	$ 741

[1] Includes only financial instruments classified as HFT as at February 1, 2007.
[2] Represents only the carrying value of financial liabilities included in the corresponding balance sheet caption.
[3] Comprised of credit and residual value guarantees and related liabilities in connection with the sale of regional aircraft designated as HFT under the fair value option.
[4] Comprised of trade accounts payable, accrued liabilities, interest and certain payroll-related liabilities.
[5] Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.

The methods and assumptions used to measure the fair value of financial instruments are described in Note 23 – Fair value of financial instruments.

Financial instruments designated as HFT - Additional information for certain L&R and financial liabilities, for which minimum contractual payments are required, designated as HFT using the fair value option, is as follows:

	Maximum exposure to credit risk	Changes in the fair value attributable to changes in credit risk, cumulatively	Excess of the amount contractually required to be paid over the carrying amount
Loans and lease receivables	$ 372[1]	$(11)	n/a
Related liabilities[2]	n/a	$ 4	$ 50

[1] The maximum exposure to credit risk is mitigated by the value of the collateral, which amounted to $165 million.
[2] Represent liabilities recorded in connection with the sale of aircraft, having a carrying value of $268 million as at January 31, 2008. For credit and residual value guarantees designated as HFT, see Note 26 – Commitments and contingencies.
n/a: Not applicable

To calculate the change in the fair value attributable to changes in credit risk, the Corporation uses the same methods as described in Note 23 – Fair value of financial instruments.

Net gains (losses) on financial instruments recognized in income

	Fiscal year 2008
L&R	$ 15
Financial liabilities measured at amortized cost	$(21)[1]
Financial assets and financial liabilities HFT	
Financial assets and financial liabilities designated as HFT	$ 22[2]
Financial assets and financial liabilities required to be classified as HFT	$(58)[3][4]

[1] This amount includes fees expense of $22 million.
[2] This amount excludes the interest income portion related to the prepayment under an exchange agreement and invested collateral of $58 million.
[3] This amount excluded the interest income portion related to cash and cash equivalents of $96 million.
[4] A net loss of $75 million, included in this amount, was incurred in connection with economic hedges not designated in hedging relationships.

Net gains (losses) on L&R contain changes in valuation allowance. Net gains (losses) on financial liabilities measured at amortized cost comprises of gains or losses from derecognition. Fees expense represent financing costs on long-term debt repayment. Net gains (losses) on financial assets and financial liabilities HFT consist of changes in fair value, excluding interest income and interest expense for those designated as HFT. For the amounts of unrealized gains or losses on AFS financial assets recognized directly in OCI and the amounts removed from OCI and recognized in net income during the fiscal year, see the consolidated statements of comprehensive income.

Derivative and non-derivative financial instruments

	January 31, 2008	
	Assets	**Liabilities**
Derivative financial instruments designated as fair value hedges[1]		
Interest-rate swap agreements	$ 73	$ 40
Derivative financial instruments designated as cash flow hedges		
Forward foreign exchange contracts[2][3]	288	135
Derivative financial instruments designated as hedges of net investments		
Cross-currency interest-rate swap agreements	-	67
Derivative financial instruments classified as held for trading		
Forward foreign exchange contracts	59	12
Interest-rate cap agreements	4	4
Interest-rate swap agreements	-	2
Cross-currency interest-rate swap agreements	3	-
Embedded derivative financial instruments:		
Call options on long-term debt	8	-
Foreign exchange	23	9
Financing rate commitments	-	7
	97	34
Total derivative financial instruments	458	276
Non-derivative financial instruments designated as hedges of net investments		
Long-term debt	-	1,191
Inter-company loans	-	687
Total non-derivative financial instruments	-	1,878
Total derivative and non-derivative financial instruments	$458	$2,154

(1) For fiscal year 2008, the net gain representing the amount of hedge ineffectiveness amounted to $2 million.
(2) For fiscal year 2008, the net loss representing the component of the hedging item's gain or loss excluded from the assessment of effectiveness amounted to $21 million.
(3) The maximum length of time of the derivative financial instruments which hedge the Corporation's exposure to the variability in future cash flows for anticipated transactions is 46 months.

NOTE 5
RECEIVABLES

Receivables were as follows as at January 31:

	2008	2007
Trade receivables(1)		
BA		
U.S. dollar	**$ 641**	$ 660
Other currencies	**25**	45
BT		
Euro	**402**	322
U.S. dollar	**298**	291
Sterling pound	**188**	86
Various Western European currencies	**82**	105
Other currencies	**139**	121
	1,775	1,630
Sales tax	**97**	49
Other	**201**	189
	2,073	1,868
Allowance for doubtful accounts	**(75)**	(79)
	$1,998	$1,789

(1) Trade receivables are presented based on the invoicing currency.

The Corporation has access to factoring facilities in Europe, under which it can sell without recourse trade receivables in the normal course of business. Under these facilities, the Corporation received proceeds of nil during fiscal year 2008 ($298 million during fiscal year 2007). The outstanding balance of receivables transferred under these facilities amounted to nil as at January 31, 2008 ($113 million as at January 31, 2007).

Allowance for doubtful accounts **-** Changes in the allowance for doubtful accounts were as follows as at January 31:

	2008	2007
Balance at beginning of year	**$(79)**	$(101)
Provision for doubtful accounts	**(14)**	(15)
Amounts charged off, net of recoveries	**29**	42
Effect of foreign currency exchange rate changes	**(11)**	(5)
Balance at end of year	**$(75)**	$ (79)

Receivables that are past due but not impaired **-** The trade receivables that are past due but not impaired for BA amounted to $118 million as at January 31, 2008, of which $29 million were more than 90 days past due.

In addition, $474 million of trade receivables related to BT long-term contracts is past due and had no specific bad debt provision as at January 31, 2008, of which $251 million were more than 90 days past due. BT assesses whether these receivables are collectible as part of its risk management practices applicable to long-term contracts as a whole. Accordingly, the Corporation has not recorded specific bad debt provisions for these receivables but has recorded contract provisions as part of its normal risk management practices for long-term contracts which cover the collection risk associated to these receivables.

Receivables that are impaired **-** The Corporation has determined that a gross amount of $53 million of trade receivables are individually determined to be impaired as of January 31, 2008. The factors the Corporation consider are as follows: the customer is in bankruptcy or under administration or payments are in dispute.

NOTE 6
AIRCRAFT FINANCING

Aircraft financing was as follows as at January 31:

	2008				2007			
		Weighted-average				Weighted-average		
	Total	**Maturity (in months)**	**Rate (in %)[1]**	**Fixed/ variable rate[1]**	Total	Maturity (in months)	Rate (in %)[1]	Fixed/ variable rate[1]
Regional aircraft								
Interim financing[2]								
Loans	$ -	-	-	-	$ 206	56	8.4	Variable
Lease receivables	-	-	-	-	254	212	8.8	Variable
	-				460			
Long-term financing								
Loans	280	129	8.1	Fix./var.	362	127	7.8	Fix./var.
Lease receivables[3]	170	64	6.4	Fix./var.	55	20	8.0	Fix./var.
	450				417			
Business aircraft loans[4]	32	26	7.9	Fix./var.	36	36	7.8	Fix./var.
Total loans and lease receivables	482				913			
Allowance for credit losses	(15)				(111)			
	467				802			
Assets under operating leases	109				185			
Investment in financing structures	50				55			
	$626				$1,042			

(1) Interest rates are before giving effect to the related hedging derivative financial instruments.
(2) The regional aircraft interim financing portfolio consists of bridge financing to customers until third-party permanent financing is put in place.
(3) Includes $16 million of lease receivables related to consolidated VIEs as at January 31, 2008 ($8 million as at January 31, 2007).
(4) This portfolio is being wound down.

Loans and lease receivables – Financing with three airlines represents approximately 38% of the total loans and lease receivables as at January 31, 2008 (three airlines represented 45% as at January 31, 2007). Loans and lease receivables are generally collateralized by the related assets. The value of the collateral is closely related to commercial airline industry performance and aircraft-specific factors (age, type-variant and seating capacity), as well as other factors. The value of the collateral also fluctuates with economic cycles.

NOTE 6. AIRCRAFT FINANCING (cont'd)

Lease receivables consist of the following, before allowance for credit losses, as at January 31:

	2008	2007
Total minimum lease payments	**$ 200**	$ 825
Unearned income	**(60)**	(518)
Unguaranteed residual value	**30**	2
	$ 170	$ 309

Allowance for credit losses **-** Changes in the allowance for credit losses were as follows as at January 31:

	2008	2007
Balance at beginning of year	**$ 111**	$ 84
Reclassification to long-term financing - loans[1]	**(96)**	-
Provision for credit losses	**-**	29
Amounts charged off, net of recoveries	**-**	(2)
Balance at end of year	**$ 15**	$ 111

[1] As part of the fair value adjustment upon adoption of the new accounting standards on financial instruments effective February 1, 2007.

The Corporation has determined that a gross amount of $5 million of loans and leases receivables are individually determined to be impaired as of January 31, 2008 ($49 million as at January 31, 2007). The factors the Corporation consider are that the counterparty has filed for protection under Chapter 11 or Chapter 7 of the U.S. Bankruptcy Code or payments are in arrears for over 90 days.

Assets under operating leases **-** Assets under operating leases were as follows as at January 31:

	2008		2007	
	Cost	**Net book value**	Cost	Net book value
Pre-owned regional aircraft	**$ 78**	**$ 57**	$ 187	$ 143
Pre-owned business aircraft	**54**	**52**	48	42
	$ 132	**$ 109**	$ 235	$ 185

Rental income from operating leases and amortization of assets under operating leases amounted to $7 million and $13 million respectively for fiscal year 2008 ($47 million and $26 million respectively for fiscal year 2007).

Loans and lease receivables that are past due but not impaired **-** Loans and lease receivables that are past due but not impaired amounted to $21 million as at January 31, 2008 and were past due for 60 days. Generally, the Corporation holds collateral for loans and lease receivables that mainly consist in aircraft. The fair value of aircraft held as collateral for loans and lease receivables that are past due but not impaired was $17 million as at January 31, 2008.

NOTE 7
INVENTORIES

Inventories were as follows as at January 31:

	2008	2007
Long-term contracts		
Costs incurred and recorded margins	**$ 4,206**	$ 3,430
Less: payments received and progress billings[1]	**(2,633)**	(1,893)
	1,573	1,537
Aerospace programs		
Costs incurred	**2,668**	2,597
Less: payments received[2]	**(1,558)**	(1,314)
	1,110	1,283
Finished products[3]	**865**	1,141
	$ 3,548	$ 3,961

(1) Payments received and progress billings on account of work performed have been deducted from long-term contract inventories. Advances received and progress billings in excess of related costs, amounting to $2,791 million as at January 31, 2008 ($1,882 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.
(2) Payments received on account of work performed have been deducted from aerospace program inventories. Advances received in excess of related costs, amounting to $1,368 million as at January 31, 2008 ($561 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.
(3) Finished products includes 13 pre-owned aircraft, totalling $90 million as at January 31, 2008 (six new aircraft not associated with a firm order and 23 pre-owned aircraft, totalling $230 million as at January 31, 2007).

Anticipated proceeds from future sales of aircraft for each program, net of estimated additional production costs to be incurred, exceeded the related costs in inventories as at January 31, 2008. However, substantial costs may eventually be charged to cost of sales in a given year if fewer than the aircraft program quantities are sold, the proceeds from future sales of aircraft are lower than those anticipated or the costs to be incurred to complete the program exceed current estimates.

Aerospace programs – Aerospace program inventories included the following EOAPC as at January 31:

	2008	2007
Business aircraft		
Learjet Series	**$ 81**	$ 163
Challenger 300	**85**	122
Global Series	**111**	245
	$ 277	$ 530

The entire EOAPC balance is recoverable from the sale of aircraft under firm orders.

During fiscal year 2007, due to increasing difficulties in predicting the mix of future orders for the *CRJ700* and *CRJ900* aircraft programs as a result of changing scope clauses in the United States ("U.S."), the Corporation decided to align the accounting completion dates to the earlier of the two original dates for these programs. As a result, accounting aircraft program quantities were reduced from 550 to 420 units and a charge of $74 million related to EOAPC was recorded in cost of sales.

Payments, advances and progress billings – Under certain contracts, title to inventories is vested to the customer as the work is performed, in accordance with contractual arrangements and industry practice. In addition, in the normal course of business, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in BT, as security for payments and advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

NOTE 8
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were as follows as at January 31:

	2008		2007	
	Cost	Net book value[(1)]	Cost	Net book value[(1)]
Land	$ 120	$ 120	$ 112	$ 112
Buildings	1,978	939	1,795	873
Equipment	1,513	574	1,448	555
Aerospace program tooling				
Business aircraft	2,013	695	1,917	793
Regional aircraft	1,459	501	1,346	483
Other	154	151	132	120
	$ 7,237	$2,980	$ 6,750	$ 2,936

(1) Includes nil related to consolidated VIEs as at January 31, 2008 ($13 million as at January 31, 2007).

Included in the above table are capital lease assets with a cost and net book value amounting to $168 million and $109 million respectively as at January 31, 2008 ($172 million and $115 million respectively as at January 31, 2007).

Also included in the above table are assets under construction and development amounting to $94 million as at January 31, 2008 ($69 million as at January 31, 2007).

Amortization of property, plant and equipment was as follows for fiscal years:

	2008	2007
Aerospace program tooling	$ 289	$ 269
Buildings, equipment and other	187	206
	$ 476	$ 475

NOTE 9
GOODWILL

Goodwill is mainly related to the DaimlerChrysler Rail Systems GmbH ("Adtranz") acquisition in May 2001. Changes in the goodwill balance were as follows for fiscal years:

	2008	2007
Balance at beginning of year	$ 2,286	$ 2,142
Recognition of previously unrecognized tax losses	(7)	(22)
Effect of foreign currency exchange rate changes	254	166
Balance at end of year	$ 2,533	$ 2,286

The Corporation completed the required annual impairment review during the fourth quarter of fiscal year 2008 and did not identify any impairment.

NOTE 10
OTHER ASSETS

Other assets were as follows as at January 31:

	2008	2007
Prepaid expenses	**$ 240**	$ 169
Investment in securities[1]	**207**	90
Finite-life intangible assets, net of accumulated amortization of $159 million as at January 31, 2008 ($118 million as at January 31, 2007)	**172**	141
Prepayment under an exchange agreement	**150**	150
Restricted cash[2]	**107**	81
Servicing fees	**56**	50
Investment in companies subject to significant influence[3][4]	**48**	138
Deferred financing charges	**39**	105
Wind-down portfolios	**13**	19
Other	**131**	140
	$1,163	$1,083

(1) Includes $59 million of securities held as collateral for guarantees issued in connection with the sale of aircraft (nil as at January 31, 2007).
(2) Includes $82 million related to consolidated VIEs as at January 31, 2008 ($75 million as at January 31, 2007).
(3) Related mostly to BT, including $12 million of loans as at January 31, 2008 ($15 million as at January 31, 2007).
(4) The Corporation has pledged shares in investees subject of significant influence, with a carrying value of $37 million ($28 million as at January 2007).

NOTE 11
LETTER OF CREDIT FACILITIES

The principal letter of credit facility and its maturity were as follows as at:

	Amount committed	Letters of credit issued	Amount committed under prior credit facilities	Amount available	Maturity (fiscal year)[3]
January 31, 2008	**$6,381[1]**	**$5,488**	**$ -**	**$ 893**	**2012**
January 31, 2007	$5,590[1]	$4,121	$ 290[2]	$1,179	2012

(1) €4,300 million.
(2) Including $140 million (€108 million) of issued letters of credit.
(3) In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature up to December 2011.

Under the letter of credit facility, the Corporation must maintain certain financial covenants. In addition, the Corporation must maintain €869 million ($1,290 million) of invested collateral to secure the obligation to the banks issuing letters of credit under the principal letter of credit facility. These conditions were all met as at January 31, 2008 and 2007.

In addition to the outstanding letters of credit shown in the above tables, letters of credit of $467 million were outstanding under various bilateral agreements as at January 31, 2008 ($240 million as at January 31, 2007).

NOTE 12
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at January 31:

	2008	2007
Trade accounts payable	**$2,079**	$1,904
Accrued liabilities	**1,251**	1,112
Product warranties	**1,041**	985
Sales incentives[1]	**1,011**	1,040
Payroll-related liabilities	**496**	400
Income and other taxes	**213**	234
Provision for repurchase obligations	**82**	75
Interest	**77**	109
Non-controlling interest	**66**	47
Severance and other involuntary termination costs	**37**	105
Other	**566**	815
	$6,919	$6,826

[1] Comprises provision for credit and residual value guarantees and trade-in commitments, as well as other related provisions and liabilities in connection with the sale of aircraft (see Note 26 - Commitments and contingencies).

Product warranties - Product warranties typically range from one to five years, except for aircraft structural warranties that extend up to 20 years.

Changes in the product warranty provision were as follows for fiscal years 2008 and 2007:

	BA	BT	Total
Balance as at January 31, 2006	$273	$ 697	$ 970
Current expense	104	300	404
Changes in estimates	3	(30)	(27)
Cash paid	(89)	(313)	(402)
Effect of foreign currency exchange rate changes	-	40	40
Balance as at January 31, 2007	291	694	985
Current expense	107	335	442
Changes in estimates	(28)	(69)	(97)
Cash paid	(85)	(287)	(372)
Effect of foreign currency exchange rate changes	-	83	83
Balance as at January 31, 2008	**$285**	**$ 756**	**$1,041**

Severance and other involuntary termination costs and other related costs - Changes in the provision for severance and other involuntary termination costs and other related costs were as follows for fiscal years 2008 and 2007:

	Severance and other involuntary termination costs	Other	Total
Balance as at January 31, 2006	$151	$ 32	$ 183
Current expense[1]	61	22	83
Changes in estimates[1]	(31)	-	(31)
Cash paid	(83)	(36)	(119)
Effect of foreign currency exchange rate changes	7	1	8
Balance as at January 31, 2007	105	19	124
Current expense[2]	12	(2)	10
Changes in estimates[2]	(7)	-	(7)
Non-cash items	(18)	(6)	(24)
Cash paid	(59)	(8)	(67)
Effect of foreign currency exchange rate changes	4	3	7
Balance as at January 31, 2008	**$ 37**	**$ 6**	**$ 43**

(1) Of which a charge of $24 million has been recorded in Special items of BT (see Note 18 - Special items) and $7 million in other expense (income) of BT, and $21 million in other expense (income) of BA.
(2) Of which a charge of $5 million in other expense (income) of BT and a reduction of $2 million in other expense (income) of BA.

NOTE 13
LONG-TERM DEBT

In January 2008, the Corporation repaid £300 million ($589 million) of BC's notes due in May 2009, €282 million ($414 million) of notes due in February 2008 and $24 million Cdn ($24 million) of notes due in January 2012.

Long-term debt was as follows as at January 31:

							2008	2007
	Amount in currency of origin 2008/2007	Currency	Fixed/ Variable[1]	Interest rate[1] 2008/2007	Maturity	Payment of interest[2]	Amount	Amount
Senior notes	790/800	EUR	Variable	7.33%/6.71%	Nov. 2013	Q	**$1,159**	$1,040
	385	USD	Fixed	8.00%	Nov. 2014	SA	**412**	385
	800	EUR	Fixed	7.25%	Nov. 2016	SA	**1,154**	1,040
Notes	nil/24	CAD	Fixed	7.00%	2009-2012	A	**-**	21
	nil/282	EUR	Fixed	5.75%	Feb. 2008	A	**-**	367
	nil/300[3]	GBP	Fixed	6.75%	May 2009	A	**-**	588
	550	USD	Fixed	6.75%	May 2012	SA	**565**	550
	500	USD	Fixed	6.30%	May 2014	SA	**520**	500
	250	USD	Fixed	7.45%	May 2034	SA	**247**	250
Debentures	150	CAD	Fixed	7.35%	Dec. 2026	SA	**150**	127
VIEs	7/20	USD	Fixed	8.51%/6.77%	2009-2014	SA	**7**	20
Other[4]	149/147[5]	Various	Fix./var.	6.91%/6.72%	2009-2026	Various	**149**	147
	31/45	USD	Fix./var.	7.02%/5.57%	2009-2027	Various	**30**	45
							$4,393	$5,080

(1) Interest rates are before giving effect to the related hedging derivative financial instruments and, for variable-rate debt, represent the average rate for the fiscal year.
(2) Quarterly (Q), semi-annually (SA) and annually (A).
(3) Long-term debt related to BC.
(4) Includes $102 million relating to obligations under capital leases as at January 31, 2008 ($106 million as at January 31, 2007).
(5) Amounts are expressed in U.S. dollars and include a portion related to BC.

All long-term debt items rank *pari-passu* and are unsecured, except for the debt of consolidated VIEs, which are secured borrowings.

The repayment requirements of the long-term debt during the next five fiscal years and thereafter are as follows:

	Debt	Capital leases	Total
2009	$ 3	$ 8	$ 11
2010	4	8	12
2011	4	8	12
2012	5	10	15
2013	571	12	583
Thereafter	3,704	56	3,760
	$4,291	$102	$4,393

NOTE 14
SHARE CAPITAL

Preferred shares

An unlimited number of non-voting preferred shares, without nominal or par value, issuable in series are authorized. The following series have been issued as at January 31, 2008 and 2007:

12,000,000 Series 2 Cumulative Redeemable Preferred Shares

Redemption:	Redeemable, at the Corporation's option, at $25.50 Cdn per share.
Conversion:	Convertible on a one-for-one basis, at the option of the holder, on August 1, 2012 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, then no Series 2 Cumulative Redeemable Preferred Shares may be converted.
Dividend:	Since August 1, 2002, the variable cumulative preferential cash dividends are payable monthly on the 15th day of each month, if declared, with the annual variable dividend rate being equal to 80% of the Canadian prime rate. The dividend rate will vary in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of Series 2 Cumulative Redeemable Preferred Shares is less than $24.90 Cdn per share or more than $25.10 Cdn per share.

12,000,000 Series 3 Cumulative Redeemable Preferred Shares

Redemption:	Redeemable, at the Corporation's option, at $25.00 Cdn per share on August 1, 2012 and on August 1 of every fifth year thereafter.
Conversion:	Convertible on a one-for-one basis, at the option of the holder, on August 1, 2012 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, then no Series 3 Cumulative Redeemable Preferred Shares may be converted.
Dividend:	For the five-year period from August 1, 2007 and including July 31, 2012, the Series 3 Cumulative Redeemable Preferred Shares carry fixed cumulative preferential cash dividends at a rate of 5.267% or $1.31675 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.32919 Cdn, if declared. For each succeeding five-year period, the applicable fixed annual rate of the cumulative preferential cash dividends calculated by the Corporation shall not be less than 80% of the Government of Canada bond yield, as defined in the Articles of Incorporation. These dividends shall be payable quarterly on the last day of January, April, July and October, if declared.

9,400,000 Series 4 Cumulative Redeemable Preferred Shares

Redemption:	The Corporation may, subject to certain provisions, on not less than 30 nor more than 60 days' notice, redeem for cash the Series 4 Cumulative Redeemable Preferred Shares at $25.75 Cdn if redeemed on or after March 31, 2008 but prior to March 31, 2009; $25.50 Cdn if redeemed on or after March 31, 2009 but prior to March 31, 2010; $25.25 Cdn if redeemed on or after March 31, 2010 but prior to March 31, 2011; and $25.00 Cdn if redeemed on or after March 31, 2011.
Conversion:	The Corporation may, subject to the approval of the Toronto Stock Exchange and such other stock exchanges on which the Series 4 Cumulative Redeemable Preferred Shares are then listed, at any time convert all or any of the outstanding Series 4 Cumulative Redeemable Preferred Shares into fully paid and non-assessable Class B Shares (Subordinate Voting) of the Corporation. The number of Class B Shares (Subordinate Voting) into which each Series 4 Cumulative Redeemable Preferred Shares may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to, but excluding the date of conversion, by the greater of $2.00 Cdn and 95% of the weighted-average trading price of such Class B Shares (Subordinate Voting) on the Toronto Stock Exchange for the period of 20 consecutive trading days, which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time, create one or more further series of Preferred Shares of the Corporation, into which the holders of Series 4 Cumulative Redeemable Preferred Shares could have the right, but not the obligation, to convert their shares on a share-for-share basis.
Dividend:	The holders of Series 4 Cumulative Redeemable Preferred Shares are entitled to fixed cumulative preferential cash dividends, if declared, at a rate of 6.25% or $1.5625 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.390625 Cdn per share.

Common shares

The following classes of common shares, without nominal or par value, were authorized as at January 31, 2008 and 2007:

1,892,000,000 Class A Shares (Multiple Voting)

Voting rights:	Ten votes each.
Conversion:	Convertible, at any time, at the option of the holder, into one Class B Share (Subordinate Voting).

1,892,000,000 Class B Shares (Subordinate Voting)

Voting rights:	One vote each.
Conversion:	Convertible, at the option of the holder, into one Class A Share (Multiple Voting): (i) if an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); or (ii) if such controlling shareholder ceases to hold more than 50% of all outstanding Class A Shares (Multiple Voting) of the Corporation.
Dividend:	Annual non-cumulative preferential dividend of $0.0015625 Cdn per share, in priority to the Class A Shares (Multiple Voting), payable quarterly on the last day of January, April, July and October of each year at a rate of $0.000390625 Cdn per share, if declared.

In connection with the conversion privilege for holders of the Corporation's Series 2 Cumulative Redeemable Preferred Shares ("Series 2") and Series 3 Cumulative Redeemable Preferred Shares ("Series 3"), 6,949,749 Series 3 were converted into Series 2 and 82,736 Series 2 were converted into Series 3 in August 2007.

In connection with the performance share unit plan, the Corporation provided instructions to a trustee under the terms of a Trust Agreement to purchase 9,426,000 Class B Shares (Subordinate Voting) of the Corporation in the open market for $55 million during fiscal year 2008 (6,413,000 Class B Shares for $20 million during fiscal year 2007) (see Note 15 - Share-based plans).

NOTE 15
SHARE-BASED PLANS

Share option plans

Under share option plans, options are granted to key employees to purchase Class B Shares (Subordinate Voting). Options were also granted to directors up to October 1, 2003. Of the 135,782,688 Class B Shares (Subordinate Voting) reserved for issuance, 60,255,846 were available for issuance under these share option plans as at January 31, 2008.

Current performance share option plan **-** Effective May 27, 2003, the Corporation amended prospectively the share option plan for key employees. This plan was further amended prospectively on March 30, 2004, on May 29, 2007 and on November 27, 2007. The significant terms and conditions of the amended plan are as follows:

- The exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the options were granted.
- The options vest at 25% per year during a period beginning one year following the grant date. However, predetermined target market price thresholds must be achieved in order for the options to be exercised. Such options may be exercised if within the 12-month period preceding the date on which such options vest, the weighted-average trading price on the stock exchange (during a period of 21 consecutive trading days) is greater than or equal to the target price threshold established at the time the options were granted. If within such 12-month period, the weighted-average trading price has not been reached, the target price threshold applicable to the next vesting tranche becomes effective.
- As at January 31, 2008, target prices ranged between $4 Cdn and $11 Cdn.
- The options terminate no later than seven years after the grant date.

NOTE 15. SHARE-BASED PLANS (cont'd)

The summarized information on the performance share option plan is as follows as at January 31, 2008:

	Issued and outstanding				Exercisable	
Exercise price range (Cdn$)	**Number of options**	**Weighted-average target price (Cdn$)**	**Weighted-average remaining life (years)**	**Weighted-average exercise price (Cdn$)**	**Number of options**	**Weighted-average exercise price (Cdn$)**
2 to 4	15,840,125	5.74	4.30	3.15	4,423,875	3.05
4 to 6	15,499,500	8.43	4.51	4.78	16,000	5.49
6 to 7	359,000	10.00	3.08	6.83	89,750	6.83
	31,698,625				4,529,625	

The number of options has varied as follows for fiscal years:

	2008		2007	
	Number of options	**Weighted-average exercise price (Cdn$)**	Number of options	Weighted-average exercise price (Cdn$)
Balance at beginning of year	**29,353,000**	**3.59**	23,216,000	3.72
Granted	**6,199,000**	**5.49**	7,792,500	3.23
Exercised	**(1,468,625)**	**2.84**	-	-
Cancelled	**(2,384,750)**	**3.71**	(1,655,500)	3.68
Balance at end of year	**31,698,625**	**3.99**	29,353,000	3.59
Options exercisable at end of year	**4,529,625**	**3.13**	2,788,250	3.21

Prior share option plans – For options issued to key employees prior to May 27, 2003, and options issued to directors, the exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period beginning two years following the grant date, except for 45,000 outstanding options granted to directors, which vest at 20% per year beginning on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on these options is as follows as at January 31, 2008:

	Issued and outstanding			Exercisable	
Exercise price range (Cdn$)	**Number of options**	**Weighted-average remaining life (years)**	**Weighted-average exercise price (Cdn$)**	**Number of options**	**Weighted-average exercise price (Cdn$)**
7 to 10	412,000	0.28	8.67	412,000	8.67
10 to 12	4,884,500	1.23	10.76	4,884,500	10.76
12 to 15	2,563,000	4.05	14.50	2,563,000	14.50
15 to 25	3,837,000	2.65	20.15	3,837,000	20.15
	11,696,500			11,696,500	

The number of options has varied as follows for fiscal years:

	2008		2007	
	Number of options	**Weighted-average exercise price (Cdn$)**	Number of options	Weighted-average exercise price (Cdn$)
Balance at beginning of year	**15,256,150**	**13.25**	30,107,900	11.58
Cancelled	**(2,210,250)**	**10.03**	(9,349,750)	12.66
Expired	**(1,349,400)**	**6.94**	(5,502,000)	5.11
Balance at end of year	**11,696,500**	**14.59**	15,256,150	13.25
Options exercisable at end of year	**11,696,500**	**14.59**	14,343,900	13.33

Stock-based compensation expense for options

The weighted-average grant date fair value of stock options granted during fiscal year 2008 was $2.88 per option ($1.44 per option for fiscal year 2007). The fair value of each option granted was determined using a modified Black-Scholes option pricing model, which incorporates target prices related to the performance share option plan in the fair value calculation, the share price at the grant date and the following weighted-average assumptions for fiscal years:

	2008	2007
Risk-free interest rate	**4.57%**	4.20%
Expected life	**5 years**	5 years
Expected volatility in market price of shares	**51.56%**	53.01%
Expected dividend yield	**nil**	nil

Compensation expense of $11 million was recorded during fiscal year 2008 with respect to share option plans ($8 million during fiscal year 2007).

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. Therefore no compensation expense is recorded to income for these awards.

Performance share unit plan

During fiscal year 2006, the Board of Directors of the Corporation approved a performance share unit plan under which performance share units ("PSUs") may be granted to executives and other designated employees ("beneficiaries"). During fiscal year 2008, a total of 6,750,000 PSUs were authorized for issuance (4,500,000 PSUs during fiscal year 2007). The PSUs give recipients the right, upon vesting, to receive a certain number of the Corporation's Class B Shares (Subordinate Voting).

The number of PSUs has varied as follows for fiscal years:

	2008	2007
Balance at beginning of year	**8,040,386**	4,014,082
Granted	**6,202,000**	4,314,500
Cancelled	**(545,390)**	(288,196)
Balance at end of year	**13,696,996**	8,040,386

NOTE 15. SHARE-BASED PLANS (cont'd)

- The PSUs granted during fiscal year 2008 vest on June 4, 2010, if a financial performance threshold is met. The conversion ratio for vested PSUs ranges from 70% to 150%.
- The PSUs granted during fiscal year 2007 vest on June 7, 2009, if a financial performance threshold is met. The conversion ratio for vested PSUs ranges from 70% to 150%.

The Corporation provided instructions to a trustee under the terms of a Trust Agreement to purchase Class B Shares (Subordinate Voting) of the Corporation in the open market (see Note 14 - Share capital). These shares are held in trust for the benefit of the beneficiaries until the PSUs become vested or are cancelled. The cost of the purchase has been deducted from share capital.

Compensation expense of $23 million was recorded during fiscal year 2008 with respect to the PSUs plan ($7 million during fiscal year 2007).

Employee share purchase plan

Under the employee share purchase plan, employees of the Corporation are eligible to purchase the Corporation's Class B Shares (Subordinate Voting) up to a maximum of 20% of their base salary and a yearly maximum of $30,000 Cdn per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase the Corporation's Class B Shares (Subordinate Voting) in the open market on monthly investment dates or as otherwise determined by the Corporation, but not less frequently than monthly. The Corporation's contribution to the plan amounted to $4 million for fiscal year 2008 and 2007. Shares purchased by the Corporation are subject to a mandatory 12-month holding period that must be completed at the anniversary date of January 1.

NOTE 16
ACCUMULATED OTHER COMPREHENSIVE INCOME

	AFS financial assets	Cash flow hedges	CTA	Total
Balance as at January 31, 2007	$ -	$ -	$178	$178
Transition adjustment - Financial instruments	4	(8)	-	(4)
Change during the year	(1)	119	12	130
Balance as at January 31, 2008	**$ 3**	**$111**	**$190**	**$304**

NOTE 17
OTHER EXPENSE (INCOME)

Other expense (income) was as follows for fiscal years:

	2008	2007
Net gains on financial instruments[1]	**$(58)**	$ -
Settlement of claims	**(21)**	(118)
Loss (income) from equity accounted investees	**6**	(2)
Foreign exchange losses	**5**	32
Severance and other involuntary termination costs (including changes in estimates)	**3**	28
Adjustment of program accounting ending dates for the *CRJ700* and *CRJ900* aircraft programs	**-**	74
Other	**3**	4
	$(62)	$ 18

[1] Net gains on certain financial instruments classified as HFT, including foreign exchange embedded derivatives and financing rate commitments.

Settlement with a supplier

During fiscal year 2007, the Corporation reached an agreement with Mitsubishi Heavy Industries of Japan ("MHI"), a supplier of aircraft components, to transfer the production of certain components for the *Q400* turboprop to the Corporation's manufacturing facilities in Belfast, Montréal and Querétaro in Mexico, and to China's Shenyang Aircraft Corporation. As part of this agreement, a payment of $84 million was made by MHI to the Corporation in connection with the transfer of production. As a result, the Corporation recorded a gain of the same amount during fiscal year 2007.

NOTE 18
SPECIAL ITEMS

Special items were as follows for fiscal years:

	2008	2007
Write-off of investment in Metronet	**$162**	$ -
Costs related to the BT restructuring plan initiated in fiscal year 2005	**-**	24
	162	24
Income tax recovery	**-**	(2)
	$162	$22

Metronet Rail BCV Ltd. and Metronet Rail SSL Ltd. (together "Metronet"), an equity accounted investee in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading approximately 75% of the London Underground's rail system as part of a public private partnership ("PPP") under a service contract signed with London Underground Ltd. ("LUL") in April 2003.

As a result of significant cost overruns related to Metronet's capital programs, mainly the modernization and refurbishment of the stations and tracks, and the lack of financial resources to meet such cost overruns, a PPP Administrator was appointed on July 18, 2007. The PPP Administrator has the responsibility to first stabilize Metronet's operations, to settle all Metronet suppliers' liabilities accrued before the request for its appointment, and then to proceed with the transfer of all or part of Metronet's activities. Following these events, the Corporation wrote-off the carrying value of its investment in Metronet in the second quarter of fiscal year 2008.

On October 25, 2007, Transport for London ("TfL") announced that it had lodged a bid with the PPP Administrator to take control of Metronet. TfL was the only bidder for Metronet's activities. TfL is the public entity responsible to manage transport in London, on behalf of the Greater London Authority, a public body led by the Mayor of London and responsible for strategic planning related to certain key services in London. LUL is one of TfL's subsidiaries, and is responsible for the underground network of railways. Since LUL is the prime interface with Metronet, it is likely that the contracts with Metronet will be transferred to a LUL nominee or possibly LUL itself.

The difficulties encountered by Metronet and its subsequent entry into administration have caused a significant number of problems in relation to the scheduled modernization program for the London Underground network. Since Metronet entered into administration, LUL has been negotiating with the PPP Administrator and the current contractors (including BT) the basis upon which the Metronet undertaking can be transferred to a LUL nominee company.

As a result of these negotiations, and subject to a Court decision that will be sought shortly by the PPP Administrator:

- There will be no change in the BT's scope of work for the Bakerloo, Central and Victoria Lines ("BCV") capital works program, consisting of the upgrade of the Victoria Line with new rolling stock and the supply of new signalling by its subcontractor Westinghouse Rail Systems Limited ("WRSL"). BT has continued to work on this contract during the course of Metronet's administration.
- The Sub-Surface Lines ("SSL") upgrade program, which is less advanced in its implementation than the BCV program, will be de-scoped with regard to the signalling portion predominantly sub-contracted to WRSL. As a result, BT made a payment of £95 million ($189 million) to WRSL, in full and final settlement of its obligations towards WRSL under the current contract. The de-scoping of the signalling elements and the revision of the contract from an integration- and performance-based contract to a conventional product approach, more typical of the rolling stock industry, has resulted in a significant reduction of BT's technical and execution risks. The results of operations have not been impacted by this payment as the reduction of related contingency reserves, following the reduction of risks, fully offset the payment made to WRSL.
- BT will continue to supply new rolling stock, with a small increase in the scope of the SSL program.
- The original BCV and SSL maintenance contracts will be amended so that the maintenance remains with Metronet, while BT will retain a Technical Support and Spares Supply Agreement (TSSSA). These changes were made at the request of Metronet to assist with the resolution of the industrial relation issues arising from the proposed transfer of staff to BT.

NOTE 18. SPECIAL ITEMS (cont'd)

In addition, the payment of an outstanding receivable of £28 million ($56 million) due to BT will be made. This payment is related to signalling and rolling stock work performed predominantly under procurement contracts prior to the appointment of the PPP Administrator (£26 million or $52 million), and costs incurred related to the original maintenance program (£2 million or $4 million). Other work performed has been paid in accordance with the contracts.

The net impact on the order backlog has been reflected as at January 31, 2008, resulting in a reduction of the Metronet order backlog of £1.3 billion ($2.6 billion) from a backlog of £3.2 billion ($6.4 billion), and a reduction of the BT total backlog from $33.5 billion to $30.9 billion. The reduction of the backlog is as follow:

- A reduction of £950 million ($1.9 billion) for the signalling de-scoping of the SSL program, which represents predominantly the sub-contracted WRSL signalling and integration and project management activities for BT.
- A reduction of £400 million ($0.8 billion) for the maintenance portion of the BCV and SSL programs.
- An increase of £50 million ($0.1 billion) for additional work requested by Metronet for the Rolling Stock portion of the SSL program.

NOTE 19
FINANCING INCOME AND FINANCING EXPENSE

Financing income and financing expense were as follows for fiscal years:

	2008	2007
Financing income		
Cash and cash equivalents	**$ (96)**	$ (71)
Loans and lease receivables - after effect of hedges	**(64)**	(65)
Invested collateral	**(50)**	(4)
Other	**(15)**	(17)
	$(225)(1)	$(157)
Financing expense		
Interest on long-term debt - after effect of hedges	**$ 383**	$ 287
Accretion expense on certain sales incentives	**47**	54
Net losses on financial instruments(2)	**41**	-
Financing costs on long-term debt repayment	**22**	11
Other	**33**	23
	$ 526(3)	$ 375

(1) Of which $45 million for fiscal year 2008 represent the interest income calculated using the effective interest method for financial assets classified as L&R.
(2) Net losses on certain financial instruments required to be classified as HFT, including certain call options on long-term debt.
(3) Of which $440 million for fiscal year 2008 represent the interest expense calculated using the effective interest method for financial liabilities classified as other than HFT.

NOTE 20
INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset were as follows as at January 31:

	2008	2007
Operating losses carried forward	**$ 1,640**	$ 1,738
Inventories	**751**	440
Warranty and other provisions	**470**	535
Property, plant and equipment	**(309)**	(313)
Intangible assets	**49**	22
Derivative financial instruments, net	**(48)**	-
Accrued benefit liabilities	**43**	164
Other	**9**	2
	2,605	2,588
Valuation allowance	**(1,670)**	(1,775)
Net amount	**$ 935**	$ 813

Details of income tax expense allocated to continuing operations were as follows for fiscal years:

	2008	2007
Current income taxes		
Canada	**$ 56**	$ 93
Foreign	**91**	86
	147	179
Deferred income taxes		
Recognition of previously unrecognized tax benefits	**(380)**	(170)
Write down of deferred income tax assets	**81**	125
Non-recognition of tax benefits and temporary differences	**224**	(44)
Effect of substantively enacted income tax rate changes	**50**	2
	(25)	(87)
Income tax expense	**$ 122**	$ 92

NOTE 20. INCOME TAXES (cont'd)

The reconciliation of income taxes allocated to continuing operations computed at the Canadian statutory rates of 32.8% in fiscal years 2008 and 2007 to income tax expense was as follows for fiscal years:

	2008	2007
Income tax expense at statutory rates	**$ 144**	$ 110
Increase (decrease) resulting from:		
Recognition of previously unrecognized tax benefits	**(380)**	(170)
Write down of deferred income tax assets	**81**	125
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	**239**	106
Effect of substantively enacted income tax rate changes	**50**	2
Permanent differences	**4**	(60)
Income tax rates differential of foreign investees	**(24)**	(38)
Foreign exchange revaluation of deferred income tax	**4**	6
Other	**4**	11
Income tax expense	**$ 122**	$ 92

The net operating losses carried forward and other temporary differences, which are available to reduce future taxable income of certain subsidiaries, for which a valuation allowance has been recognized, as well as the period in which they can be exercised, are as follows as at January 31, 2008:

Less than 1 year	$ 137
From 1 to 5 years	274
From 6 to 10 years	288
No expiration date	5,426
	$6,125

Approximately $1.8 billion of the above net operating losses carried forward and other temporary differences relate to business acquisitions. Any subsequent recognition of these future tax benefits will be recorded as a reduction of the goodwill related to these acquisitions.

Approximately $2.5 billion of the above operating losses carried forward relate to the Corporation's operations in Germany, where a minimum income tax is payable on 40% of taxable income.

In addition, the Corporation has approximately $400 million of available net capital losses, most of which can be carried forward indefinitely. Net capital losses can only be used against future taxable capital gains, and therefore no deferred tax benefit has been recognized.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

NOTE 21
EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for fiscal years:

(Number of shares and stock options in thousands)	2008	2007
Income from continuing operations	**$ 317**	$ 243
Preferred share dividends, net of tax	**(30)**	(28)
Income from continuing operations attributable to common shareholders	**287**	215
Income from discontinued operations, net of tax	**-**	25
Net income attributable to common shareholders	**$ 287**	$ 240
Weighted-average basic number of common shares outstanding	**1,733,163**	1,742,628
Net effect of stock options and PSU	**23,198**	1,822
Weighted-average diluted number of common shares outstanding	**1,756,361**	1,744,450
Basic earnings per share:		
From continuing operations	**$0.17**	$0.12
From discontinued operations	**-**	0.01
	$0.17	$0.14
Diluted earnings per share:		
From continuing operations	**$0.16**	$0.12
From discontinued operations	**-**	0.01
	$0.16	$0.14

The effect of the exercise of stock options was included in the calculation of diluted earnings per share in the above table, except for 24,297,692 stock options for fiscal year 2008 (42,787,384 for fiscal year 2007) since the average market value of the underlying shares was lower than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) had not been met.

NOTE 22
NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net change in non-cash balances related to operations was as follows for fiscal years:

	2008	2007
Receivables	**$ (151)**	$ (60)
Aircraft financing	**392**	198
Inventories	**451**	(47)
Fractional ownership deferred costs	**(110)**	(120)
Derivative financial instruments, net	**(11)**	(1)
Accounts payable and accrued liabilities	**(237)**	(82)
Advances and progress billings in excess of related costs	**1,459**	159
Fractional ownership deferred revenues	**145**	162
Accrued benefit liabilities, net	**(467)**	11
Other	**(135)**	(41)
	$1,336	$ 179

NOTE 23
FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments presented in Note 4 - Financial instruments is based on the fair valuation approach explained below.

Fair value is subjective in nature, requiring a variety of valuation techniques and assumptions. Fair value amounts disclosed in these Consolidated Financial Statements represent the Corporation's estimate of the price at which a financial instrument could be exchanged in a market in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. They are point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value is determined by reference to quoted prices in the most advantageous active market for that instrument to which the Corporation has immediate access. When an active market exists, quoted prices from this market are used to calculate fair value. There is no active market for a significant portion of the Corporation financial instruments. In the absence of an active market, the Corporation determines fair value based on internal or external valuation models, such as stochastic models, option-pricing models and discounted cash flow analysis. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of estimated future cash flows, discount rates, the creditworthiness of the borrower, the aircraft's expected future value, default probability tables and generic industrial bond spreads. In determining these assumptions, the Corporation uses primarily external, readily observable market inputs, including factors such as interest rates, credit ratings, default probability tables, interest-rate spreads, currency rates, and price and rate volatilities, as applicable. Assumptions or inputs that are not based on observable market data are used when external data are unavailable. These calculations represent Management's best estimates based on a range of methods and assumptions. Since it is based on estimates, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Methods and assumptions

The methods and assumptions used to measure the fair value are as follows:

- ***Financial instruments whose carrying value approximates fair value*** - The fair values of receivables, regional aircraft loans and lease receivables, business aircraft loans, restricted cash, trade account payables and accrued liabilities, interest and certain payroll-related liabilities, measured at amortized cost, approximate their carrying value due to the short-term maturities of these instruments or because the terms and conditions of loans or leases receivables are comparable to current market terms and conditions for similar items.
- ***Invested collateral*** - The fair value is determined using external quotations when available. When not available, discounted cash flow analyses are used based on both current market and internal assumptions. The current market assumptions used for the discounted cash flow analysis relate to yield curves and credit spreads.
- ***Regional aircraft loans and lease receivables designated as HFT*** - The Corporation uses an internal valuation model based on stochastic simulations and discounted cash flow analysis to estimate the fair value. The fair value is calculated using current market assumptions for interest rates, published credit ratings when available and default probabilities. The Corporation also uses internal assumptions to determine the credit rating of customers without published rating. In addition, the Corporation uses aircraft residual value curves obtained from independent appraisers adjusted to reflect current aircraft market's specific factors.
- ***Credit and residual value guarantees and related liabilities*** - The Corporation uses an internal valuation model based on stochastic simulations to estimate the fair value of RVGs, credit guarantees and other liabilities incurred in connection with the sale of aircraft. The fair value is calculated using current market assumptions for interest rates, published credit ratings when available and default probabilities from rating agencies. The Corporation also uses internal assumptions to determine the credit rating of customers without published rating. In addition, the Corporation uses aircraft residual values curves obtained from independent appraisers adjusted to reflect current aircraft market's specific factors.
- ***Derivative financial instruments*** - The fair value of derivative financial instruments generally reflects the estimated amounts that the Corporation would receive upon the settlement of favourable contracts, or be required to pay to terminate unfavourable contracts, at the reporting dates. Investment dealers' quotes from the Corporation's Bankers are available for substantially all of the Corporation's derivative financial instruments.

  The Corporation uses an option-pricing model adjusted for aircraft financing specific factors to estimate the fair value of financing rate commitments. The fair value is calculated using current market assumptions such as interest rates, credit spread, published credit ratings, when available, and default probabilities. The Corporation also uses internal assumptions to determine the credit rating of customers without public rating.

  The Corporation uses an option-adjusted spread model to estimate the fair value of call feature on long-term debt, using current market assumptions such as interest rate swap curves and external quotations.
- ***Long-term debt*** - The fair value of long-term debt is estimated using public quotations or discounted cash flow analyses, based on the current corresponding borrowing rate for similar types of borrowing arrangements.

Sensitivity to selected changes of assumptions

When the fair value of financial instruments are determined using a valuation technique, some assumptions cannot be fully supported by prices from observable current market transactions. Changing one or more of these assumptions to other reasonably possible alternative assumptions would not change their fair value significantly, except for the assumptions disclosed in the table below, as at January 31, 2008:

Impact on net income (gain (loss))

	Changes in fair value recognized in net income during fiscal year 2008	Use of residual value curves as established by appraisers, without modification	Downgrade the credit rating of unrated customers by one notch
Loans and lease receivables designated as HFT	$22	$ 6	$(19)
Credit and residual value guarantees and related liabilities	$ (7)	$32	$(10)

NOTE 24
FINANCIAL RISK MANAGEMENT

The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments.

Credit risk	Risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.
Liquidity risk	Risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.
Market risk	Risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Corporation is primarily exposed to the following market risks: • Foreign exchange risk • Interest rate risk • Residual value risk

Credit risk

Credit risk is defined as an unexpected loss if a debtor is unable to discharge its obligations toward the Corporation in a timely manner or when a guaranteed party defaults on its obligation. The Corporation is exposed to credit risk through its normal commercial activities, where various types of direct financing or indirect financing support may be provided to third parties. Credit exposure arising from lending activities, primarily relates to interim support provided to BA customers until permanent financing solutions are put in place. Credit exposures arising from indirect financing support, primarily relates to credit guarantees provided to customers in connection with the sale of aircraft. In limited cases, the Corporation may be exposed to credit risk on the supply chain when single sourcing or near single sourcing situation arises. The Corporation is also exposed to credit risk through its normal treasury activities on its derivative instruments, invested collateral and other investing activities.

The effective monitoring and controlling of credit risks is a key component of the Corporation's risk management activities. Credit risks arising from the treasury activities are managed by a central treasury function in accordance with the Corporate Investment Management Policy ("Policy"). The objective of the policy is to minimize the Corporation's exposure to credit risk from its treasury activities by ensuring that the Corporation transacts strictly with investment-grade financial institutions based on pre-established limits per financial institution.

NOTE 24. FINANCIAL RISK MANAGEMENT (cont'd)

Credit risks arising from the Corporation's normal commercial activities are managed and controlled by the two manufacturing segments. The main credit exposure managed by the segments arises from customer credit risk. Customer credit ratings and credit limits are analyzed and established by internal credit specialists, based on inputs from external rating agencies, recognized rating methods and the Corporation's own experience with the customers. The credit ratings and credit limits are dynamically reviewed based on fluctuations in the customer's financial results and payment behaviour.

These customer credit ratings and credit limits are critical inputs in determining the conditions under which credit or financing will be offered to customers, including obtaining collaterals to reduce the Corporation's exposure to losses. Specific governance is in place to ensure that financial risks arising from large transactions are analyzed and approved by the appropriate management level before financing or credit support is offered to the customer.

Credit risk is recorded and monitored on an ongoing basis using different systems and methodologies depending on the underlying exposure. Various accounting and reporting systems are used to monitor trade receivables, lease receivables and other direct financings.

Maximum exposure to credit risk – The maximum exposures to credit risk for financial instruments were as follows as at January 31, 2008:

	January 31, 2008		
	HFT	**AFS**	**L&R**
Cash and cash equivalents	$3,602[1]	$ -	$ -
Invested collateral	1,295[2]	-	-
Receivables	-	-	1,855[3]
Aircraft financing	372[4]	-	119[4]
Derivative financial instruments	427[5]	-	-
Other assets	249[6]	203[6]	181

(1) Held strictly with financial institutions that are investment grade.
(2) The weighted average credit ranking of the securities in the portfolio is rated AA+. This includes a portion that is invested in asset-backed and mortgaged-backed securities of the highest credit quality (i.e. AAA).
(3) The Corporation holds letter of credits, customer advances and securities deposits as collateral. The credit quality of receivables that are neither past due nor impaired is generally good.
(4) The Corporation's customers are mainly regional airlines with a credit rating usually below investment grade. The credit quality of the Corporation's aircraft financing portfolio is strongly correlated to the credit quality of the regional airline industry. The financed aircraft is used as collateral to reduce the Corporation's exposure to credit risk.
(5) Comprised of derivative financial instruments excluding embedded derivatives. These derivative financial instruments are held strictly with investment-grade financial institutions.
(6) The credit quality of other assets that are neither past due nor impaired is mainly investment grade.

Refer to Note 26 – Commitment and Contingencies for the Corporation's off-balance sheet credit risk, including credit risk related to support provided for sale of aircraft.

Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they become due.

The Corporation manages this risk by maintaining detailed cash forecasts, as well as long-term Operating and Strategic Plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of the Corporation's consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of historical volatility and seasonal needs, the maturity profile of indebtedness, including off-balance sheet indebtedness, as well as the general level of customer advances and progress billings in excess of related costs. The Corporation also constantly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

Maturity analysis – The maturity analysis of financial liabilities were as follows as at January 31, 2008:

	Less than 1 year	1 to 3 years	4 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Account payable and accrued liabilities							
Sales incentives	$ -	$ -	$ -	$ -	$ -	$ 772[1]	$ 772
Other account payables and accrued liabilities	3,486	7	-	-	-	22	3,515
Long term debt	11	24	598	3,312	448	-	4,393
Derivative financial instruments	62	100	7	107	-	-	276
	$3,559	$ 131	$605	$3,419	$448	$ 794	$8,956

(1) The Corporation has determined the fair value of sales incentives using stochastic calculations of probability where various default and survival scenarios are analyzed to provide a probable outcome of payments under the sales incentives. It is impracticable for the Corporation to determine the expected timing of such payments due to the complexity of the model. These sales incentives expire in different periods up to fiscal year 2026.

Market risk

Foreign exchange risk

The Corporation is exposed to significant foreign exchange risks through its international operations, in the ordinary course of business, in particular to the Canadian dollar, pound sterling and euro. The Corporation employs various strategies, including the use of derivative financial instruments and assets/liabilities management techniques, to mitigate these exposures.

The Corporation's main exposures to foreign currencies are managed by the segments and covered by a central treasury function. Foreign currency exposures are managed in accordance with the Corporation's Foreign Exchange Risk Management Policy (the "FX Policy"). The objective of the FX Policy is to mitigate the impact of foreign exchange movements on the Corporation Consolidated Financial Statements. Under the FX Policy, potential losses from adverse movements in foreign exchange rates should not exceed pre-set limits. Potential loss is defined as the maximum expected loss that could occur if an unhedged foreign currency exposure was exposed to an adverse change of foreign exchange rates over a one quarter period. The FX Policy also strictly prohibits any unauthorized speculative foreign exchange transactions.

Under the FX Policy, it is the responsibility of the segments to identify all actual and potential foreign exchange exposures arising from their operations. This information is communicated to the central treasury group, who has the responsibility to execute the hedge transactions in accordance with the policy requirements.

In order to properly manage their exposures, the segments maintain long term currency forecasts. BA has adopted a progressive hedging strategy while BT hedges all its identified foreign exchange exposure to limit the effect of currency movements on their results. The segments are also mitigating foreign currency risks by maximizing transactions in their functional currency such as material procurement, sale contracts and financing activities.

In addition, the central treasury function manages balance sheet exposures to foreign currency movements through an assets/liabilities management technique. This program consists mainly in matching the long term debt in foreign currency with assets of the same currency.

The Corporation mainly uses forward foreign exchange contracts to manage the Corporation's exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. The Corporation applies hedge accounting for a significant portion of anticipated transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges. Notably, the Corporation enters into forward foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments.

The Corporation's foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to lock in currency rates on the hedged item.

Sensitivity analysis

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of the Corporation's financial instruments. As of January 31, 2008, an appreciation of 1% of the following currencies would have had the following impact on income and OCI, before income taxes:

					January 31, 2008
Gain (loss)	**CAD/USD**	**GBP/USD**	**EUR/USD**	**Other**	**Total**
Income before income taxes	$ 5	$(1)	$(14)	$12	$ 2
OCI before income taxes	$31	$ 7	$ -	$ -	$38

Interest rate risk

The Corporation is exposed to interest rate risks through its financial assets and financial obligations bearing variable interest rate, and through its off-balance sheet pension obligations. The Corporation is also exposed to interest rate risks for certain financing commitments, when a financing rate has been guaranteed to a customer. For these items, cash flows could be impacted by an increase in benchmark rates such as Libor, Euribor or Banker's Acceptance (CDOR). The Corporation's main interest rate exposures are managed by a centralized treasury function seeking to match long-term debt with other balance sheet exposures yielding interest using an assets/liabilities management technique. An appropriate mix of fixed and variable interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures consist mainly of interest rate swap agreements, cross currency interest rate swap agreements and interest rate cap agreements. The Corporation addresses the pension obligations risk together with plan trustees to implement liability-driven investment practices.

The Corporation's interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity to ensure proper assets/liabilities management matching, consistent with the objective to reduce risks arising from interest rates movements.

Sensitivity analysis

The interest rate risk is primarily related to sales incentives, certain aircraft financing loans and lease receivables, cash and cash equivalents, variable long-term debt before giving effect to the related hedging instruments, call features and invested collateral. Assuming a 100-basis point increase in interest rates, the impact on income before income taxes for these financial instruments would have been a positive adjustment of $19 million.

For derivative financial instruments a shift of 100-basis point increase in the yield curves, as of January 31, 2008, would have had no significant impact on net income, since the majority of the Corporation's interest-rate derivative financial instruments are designated in a fair value hedging relationship.

Residual value risk

The Corporation is exposed to residual value risks through RVGs provided in support of sales of aircraft. Residual value risks are mostly concentrated in the regional aircraft market segment.

The Corporation may provide RVGs either directly to the customer or to the financing party that participates in the long-term financing associated with the sale of regional aircraft. RVGs are offered as a strip of the value of the aircraft and are always capped. If the underlying aircraft is sold at the end of the financing period (or during this period in limited circumstances), the resale value is compared to the residual value guarantee. The Corporation is required to make payments under its RVGs when the resale value of the aircraft is below the upper limit of the strip covered by the guarantee.

There are multiple scenarios where RVGs may not give rise to a payment by the Corporation. The aircraft subject to the RVG may be sold or the customer may be in default before the RVG becomes callable, in which cases the Corporation's obligation will generally cease to exist. The beneficiary of the RVG may also choose to keep the aircraft and not exercise its right.

The Corporation uses sophisticated stochastic models to assess a multitude of different scenarios in which RVGs may or may not become callable, and to measure the residual value risk. The Corporation mitigates this risk through active management of the secondary market for the underlying type of aircraft. The Corporation is constantly seeking opportunities to develop emerging markets, fulfill short-term capacity requirements or find new utilizations for used aircraft (cargo, business aircraft, others), to limit any potential decrease in residual values.

Sensitivity analysis

Assuming an adverse change of 1% in the residual values curves, the income before income taxes would have been negatively impacted by $14 million.

NOTE 25
EMPLOYEE FUTURE BENEFITS

Defined benefit pension plans – The Corporation sponsors several funded and unfunded defined benefit pension plans in Canada and abroad, covering a majority of its employees. Salaried employees' defined benefit pension plans are generally based on salary and years of service. Some of the hourly employees' defined benefit pension plans provide benefits based on stated amounts for each year of service.

The most recent actuarial valuations for funding purposes of the Corporation's funded pension plans, excluding the United Kingdom ("U.K.") plans, were prepared with an effective date of December 31, 2006. In the U.K., the most recent actuarial valuations for funding purposes were prepared with an effective date ranging between December 2004 and December 2006. The next actuarial valuations for funding purposes will be completed during the first three quarters of fiscal year 2009 with an effective date of December 31, 2007.

Defined contribution pension plans – The Corporation offers Canadian and foreign defined contribution pension plans covering a portion of its employees, mainly in BA. Defined contribution plan formulas are based on a percentage of salary.

Benefits other than pension – The Corporation provides post-employment and post-retirement benefit plans. These benefit plans consist essentially of self-insured long-term disability plans in Canada and post-retirement health care coverage and life insurance benefits, mainly in Canada and in the U.S.

The following table provides the accrued benefit assets and liabilities recognized in the consolidated balance sheets as at January 31:

Amounts recognized

		2008				2007
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Accrued benefit assets						
Pension plans	**$ 426**	**$ 498**	**$ 924**	$ 368	$ 93	$ 461
Accrued benefit liabilities						
Pension plans	**$ (42)**	**$(684)**	**$ (726)**	$ (58)	$(628)	$(686)
Benefits other than pension	**(287)**	**(53)**	**(340)**	(258)	(51)	(309)
	$(329)	**$(737)**	**$(1,066)**	$(316)	$(679)	$(995)

Defined benefit pension plans

The significant actuarial assumptions adopted to determine the projected benefit obligation and benefit cost were as follows (weighted-average assumptions as at the December 31 measurement date preceding the fiscal year end):

Actuarial assumptions

		2008				2007
(in percentage)	**Canada**	**Foreign**	**Total**	Canada	Foreign	Total
Projected benefit obligation						
Discount rate	**5.20**	**5.57**	**5.39**	5.00	4.99	4.99
Rate of compensation increase	**3.73**	**3.92**	**3.84**	3.50	3.72	3.64
Benefit cost						
Discount rate	**5.00**	**4.99**	**4.99**	5.00	4.61	4.77
Expected long-term rate of return on plan assets	**7.18**	**7.60**	**7.42**	7.15	7.30	7.23
Rate of compensation increase	**3.50**	**3.72**	**3.64**	3.25	3.53	3.43

NOTE 25. EMPLOYEE FUTURE BENEFITS (cont'd)

The following tables present the changes in the projected benefit obligation and fair value of plan assets for the 12-month period ended December 31, and their allocation by major countries as at the December 31 measurement date preceding the fiscal year-end:

Projected benefit obligation

			2008			2007
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Obligation at beginning of the year	**$2,529**	**$3,959**	**$6,488**	$2,434	$3,733	$6,167
Current service cost	**98**	**117**	**215**	88	118	206
Interest cost	**145**	**207**	**352**	123	180	303
Plan participants' contributions	**25**	**22**	**47**	22	26	48
Plan amendments	**50**	**-**	**50**	60	(152)	(92)
Actuarial gain	**(63)**	**(247)**	**(310)**	(20)	(134)	(154)
Benefits paid	**(135)**	**(130)**	**(265)**	(102)	(107)	(209)
Curtailment	**(2)**	**(4)**	**(6)**	-	(3)	(3)
Settlement	**-**	**-**	**-**	-	(11)	(11)
Other	**-**	**4**	**4**	-	-	-
Effect of exchange rate changes	**456**	**150**	**606**	(76)	309	233
Obligation at end of the year	**$3,103**	**$4,078**	**$7,181**	$2,529	$3,959	$6,488

	2008	2007
Canada	**$3,103**	$2,529
U.K.	**2,830**	2,771
U.S.	**461**	449
Germany	**409**	400
Switzerland	**193**	177
Other	**185**	162
	$7,181	$6,488

Plan assets

	2008			2007		
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Fair value at beginning of the year	**$2,083**	**$2,631**	**$4,714**	$1,783	$2,133	$3,916
Employer contributions	**233**	**593**	**826**	199	176	375
Actual return on plan assets	**79**	**176**	**255**	243	220	463
Plan participants' contributions	**25**	**22**	**47**	22	26	48
Benefits paid	**(135)**	**(130)**	**(265)**	(102)	(107)	(209)
Transfers	**(25)**	**-**	**(25)**	-	-	-
Settlement	**-**	**-**	**-**	-	(7)	(7)
Effect of exchange rate changes	**384**	**65**	**449**	(62)	190	128
Fair value at end of the year	**$2,644**	**$3,357**	**$6,001**	$2,083	$2,631	$4,714

	2008	2007
U.K.	**$2,679**	$2,085
Canada	**2,644**	2,083
U.S.	**464**	356
Switzerland	**182**	163
Other	**32**	27
	$6,001	$4,714

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets was as follows as at January 31:

Funded status

	2008			2007		
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Fair value of plan assets	**$ 2,644**	**$ 3,357**	**$ 6,001**	$ 2,083	$ 2,631	$ 4,714
Projected benefit obligation	**(3,103)**	**(4,078)**	**(7,181)**	(2,529)	(3,959)	(6,488)
Funded status - deficit	**(459)**	**(721)**	**(1,180)**	(446)	(1,328)	(1,774)
Unamortized net actuarial loss	**681**	**673**	**1,354**	625	936	1,561
Unamortized past service costs	**156**	**(143)**	**13**	117	(156)	(39)
Contributions paid in January	**7**	**4**	**11**	14	13	27
Accrued benefit assets (liabilities)	**$ 385**	**$ (187)**	**$ 198**	$ 310	$ (535)	$ (225)

NOTE 25. EMPLOYEE FUTURE BENEFITS (cont'd)

Included in the previous table are plans with projected benefit obligation in excess of plan assets as follows:

Projected benefit obligation in excess of plan assets

	2008			2007		
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Fair value of plan assets	**$ 1,584**	**$ 2,507**	**$ 4,091**	$ 1,390	$ 2,335	$ 3,725
Projected benefit obligation	**(2,169)**	**(3,276)**	**(5,445)**	(1,912)	(3,679)	(5,591)
	$ (585)	**$ (769)**	**$(1,354)**	$ (522)	$(1,344)	$(1,866)

Plan assets are held in trust and their weighted-average allocations were as follows as at the December 31 measurement date:

Plan assets

	Target allocation	Actual allocation	
Asset category	2008	**2007**	2006
Cash and cash equivalents	2%	**4%**	5%
Publicly traded equity securities	57%	**56%**	60%
Publicly traded fixed income securities	36%	**36%**	35%
Global infrastructure and real estate assets	5%	**4%**	-

As at December 31, 2007 and 2006, the publicly traded equity securities did not include any of the Corporation's shares.

The following table provides the components of the benefit cost for fiscal years:

Benefit cost

	2008			2007		
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Current service cost	**$ 98**	**$ 117**	**$ 215**	$ 88	$ 118	$ 206
Interest cost	**145**	**207**	**352**	123	180	303
Actual return on plan assets	**(79)**	**(176)**	**(255)**	(243)	(220)	(463)
Actuarial gain	**(63)**	**(247)**	**(310)**	(20)	(134)	(154)
Plan amendments	**50**	**-**	**50**	60	(152)	(92)
Curtailment loss (gain)	**1**	**(4)**	**(3)**	1	-	1
Other	**-**	**4**	**4**	-	-	-
Benefit cost before adjustments to recognize the long-term nature of the plans	**152**	**(99)**	**53**	9	(208)	(199)
Difference between actual and expected return on plan assets	**(84)**	**(35)**	**(119)**	115	62	177
Difference between actual actuarial loss and the amount recognized	**96**	**301**	**397**	56	230	286
Difference between plan amendments and amounts recognized	**(40)**	**(9)**	**(49)**	(53)	155	102
Benefit cost recognized	**$124**	**$ 158**	**$ 282**	$ 127	$ 239	$ 366

Defined contribution pension plans

Cash contributions to the defined contribution pension plans, which correspond to the benefit cost recognized, amounted to $30 million for fiscal year 2008 ($28 million for fiscal year 2007).

NOTE 25. EMPLOYEE FUTURE BENEFITS (cont'd)

Benefits other than pension

The significant actuarial assumptions used to determine the projected benefit obligation and benefit cost were as follows (weighted-average assumptions as at the December 31 measurement date preceding the fiscal year-end):

Actuarial assumptions

		2008				2007
(in percentage)	**Canada**	**Foreign**	**Total**	Canada	Foreign	Total
Projected benefit obligation						
Discount rate	**5.20**	**6.01**	**5.30**	5.00	5.57	5.08
Rate of compensation increase	**3.68**	**3.93**	**3.75**	3.50	3.93	3.62
Benefit cost						
Discount rate	**5.00**	**5.57**	**5.08**	5.00	5.32	5.04
Rate of compensation increase	**3.50**	**3.93**	**3.62**	3.25	3.92	3.43

As at December 31, 2007, the health care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health and dental care benefits, is assumed to be 9.5% and to decrease to 5% by fiscal year 2018 and then remain at that level for all participants. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point increase	**One percentage point decrease**
Effect on projected benefit obligation	$39	$(34)
Effect on the annual benefit cost recognized	$ 5	$ (4)

NOTE 25. EMPLOYEE FUTURE BENEFITS (cont'd)

The following table presents the changes in the projected benefit obligation for the 12-month period ended December 31 and its allocation by major countries as at the December 31 measurement date preceding the fiscal year-end:

Projected benefit obligation

			2008			2007
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Obligation at beginning of the year	**$330**	**$57**	**$387**	$361	$59	$420
Current service cost	**14**	**1**	**15**	11	2	13
Interest cost	**18**	**3**	**21**	16	3	19
Plan amendments	**(20)**	**-**	**(20)**	(40)	-	(40)
Actuarial loss (gain)	**-**	**(5)**	**(5)**	6	(6)	-
Benefits paid	**(18)**	**(4)**	**(22)**	(14)	(2)	(16)
Effect of exchange rate changes	**58**	**2**	**60**	(10)	1	(9)
Obligation at end of the year	**$382**	**$54**	**$436**	$330	$57	$387
Canada			**$382**			$330
U.S.			**34**			37
U.K.			**13**			13
Other			**7**			7
			$436			$387

The reconciliation of the funded status of the benefit plans other than pensions to the amounts recorded in the consolidated balance sheets was as follows for fiscal years:

Funded status

			2008			2007
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Deficit	**$(382)**	**$(54)**	**$(436)**	$(330)	$(57)	$(387)
Unamortized net actuarial loss	**150**	**1**	**151**	112	6	118
Unamortized past service costs	**(56)**	**-**	**(56)**	(41)	-	(41)
Benefits paid in January	**1**	**-**	**1**	1	-	1
Accrued benefit liabilities	**$(287)**	**$(53)**	**$(340)**	$(258)	$(51)	$(309)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost

	2008			2007		
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Current service cost	**$ 14**	**$ 1**	**$ 15**	$ 11	$ 2	$ 13
Interest cost	**18**	**3**	**21**	16	3	19
Actuarial loss (gain)	**-**	**(5)**	**(5)**	6	(6)	-
Plan amendments	**(20)**	**-**	**(20)**	(40)	-	(40)
Benefit cost before adjustments to recognize the long-term nature of the plans	**12**	**(1)**	**11**	(7)	(1)	(8)
Difference between actual actuarial loss for the year and the amount recognized	**20**	**4**	**24**	6	5	11
Difference between plan amendments and amounts recognized	**17**	**-**	**17**	39	-	39
Benefit cost recognized	**$ 49**	**$ 3**	**$ 52**	$ 38	$ 4	$ 42

NOTE 26 COMMITMENTS AND CONTINGENCIES

In relation to the sale of regional aircraft and related financing commitments, the Corporation enters into various sale support arrangements including credit and residual value guarantees and financing rate commitments. The Corporation is also subject to other off-balance sheet risks described in the following table, in addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements. Some of these off-balance sheet risks are also included in Note 27 - Variable interest entities. The maximum potential exposure does not reflect payments expected to be made by the Corporation. The table below presents the maximum potential exposure for each major group of exposure, as at January 31:

	2008	2007
Aircraft sales		
Credit (a)	**$1,589**	$1,407
Residual value (a)	**2,674**	2,727
Mutually exclusive exposure[1]	**(952)**	(915)
Total credit and residual value exposure	**$3,311**	$3,219
Trade-in commitments (b)	**1,039**	894
Conditional repurchase obligations (c)	**931**	1,031
Other[2]		
Credit and residual value (f)	**186**	182
Repurchase obligations (g)	**185**	182
Performance guarantees (h)	**112**	129

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
(2) The Corporation has also provided other guarantees (see section i) below).

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations in connection with the sale of new aircraft. In addition, the Corporation concluded third-party sale and leaseback transactions relating to pre-owned aircraft and other equipment. The related minimum lease payments for the next five fiscal years and thereafter are as follows:

	Buildings and equipment	Aircraft	Residual value guarantees	Total
2009	$ 85	$19	$ -	$104
2010	73	10	12	95
2011	67	-	-	67
2012	55	-	-	55
2013	48	-	-	48
Thereafter	301	-	50	351
	$629	$29	$62	$720

Total minimum lease payments include $21 million and $25 million for the sale and leaseback of pre-owned aircraft and equipment, respectively. Rent expense related to these leases was $125 million for fiscal year 2008 ($141 million for fiscal year 2007).

Other commitments

The Corporation has commitments under agreements to outsource a significant portion of its information technology function in BA and BT, as well as the logistics for the centrally located spare parts warehouses in BA. The related minimum payments for the next five fiscal years and thereafter are as follows:

2009	$225
2010	220
2011	54
2012	29
2013	31
Thereafter	108
	$667

The Corporation receives government financial support from various levels of government related to the development of aircraft. Certain of these financial support programs require the Corporation to pay amounts to governments at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. The Corporation records the amount payable to governments at the time the product giving rise to such payment is delivered. The remaining undiscounted contingently repayable government support, mostly based on future deliveries of aircraft, amounted to $392 million as at January 31, 2008 ($481 million as at January 31, 2007).

Litigations

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A, due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint. The amendments provide for the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While the Corporation cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation intends to vigorously defend its position.

NOTE 25. EMPLOYEE FUTURE BENEFITS (cont'd)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost

			2008			2007
	Canada	**Foreign**	**Total**	Canada	Foreign	Total
Current service cost	**$ 14**	**$ 1**	**$ 15**	$ 11	$ 2	$ 13
Interest cost	**18**	**3**	**21**	16	3	19
Actuarial loss (gain)	**-**	**(5)**	**(5)**	6	(6)	-
Plan amendments	**(20)**	**-**	**(20)**	(40)	-	(40)
Benefit cost before adjustments to recognize the long-term nature of the plans	**12**	**(1)**	**11**	(7)	(1)	(8)
Difference between actual actuarial loss for the year and the amount recognized	**20**	**4**	**24**	6	5	11
Difference between plan amendments and amounts recognized	**17**	**-**	**17**	39	-	39
Benefit cost recognized	**$ 49**	**$ 3**	**$ 52**	$ 38	$ 4	$ 42

NOTE 26 COMMITMENTS AND CONTINGENCIES

In relation to the sale of regional aircraft and related financing commitments, the Corporation enters into various sale support arrangements including credit and residual value guarantees and financing rate commitments. The Corporation is also subject to other off-balance sheet risks described in the following table, in addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements. Some of these off-balance sheet risks are also included in Note 27 – Variable interest entities. The maximum potential exposure does not reflect payments expected to be made by the Corporation. The table below presents the maximum potential exposure for each major group of exposure, as at January 31:

	2008	2007
Aircraft sales		
Credit (a)	**$ 1,589**	$ 1,407
Residual value (a)	**2,674**	2,727
Mutually exclusive exposure[1]	**(952)**	(915)
Total credit and residual value exposure	**$ 3,311**	$ 3,219
Trade-in commitments (b)	**1,039**	894
Conditional repurchase obligations (c)	**931**	1,031
Other[2]		
Credit and residual value (f)	**186**	182
Repurchase obligations (g)	**185**	182
Performance guarantees (h)	**112**	129

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
(2) The Corporation has also provided other guarantees (see section i) below).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to the sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. Provisions for anticipated losses amounting to $504 million as at January 31, 2008 ($456 million as at January 31, 2007) have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, and the anticipated proceeds from other assets covering such exposures. In addition, related liabilities, which would be extinguished in the event of credit default by certain customers, amounted to $268 million as at January 31, 2008 ($300 million as at January 31, 2007). The anticipated proceeds from the underlying aircraft are expected to cover the Corporation's total credit and residual value exposure, after taking into account provisions for anticipated losses and related liabilities.

Aircraft sales

a) Credit guarantees and residual value guarantees – The Corporation may provide credit guarantees in the form of lease and loan payment guarantees, as well as services related to the remarketing of aircraft. These guarantees, which are mainly issued for the benefit of providers of financing to customers, mature in different periods up to 2026. Substantially all financial support involving potential credit risk lies with regional airline customers. The credit risk relating to three regional airline customers accounted for 62% of the total maximum credit risk as at January 31, 2008.

In addition, the Corporation may provide a guarantee for the residual value of aircraft at an agreed-upon date, generally at the expiry date of related financing and lease arrangements. The arrangements generally include operating restrictions such as maximum usage and minimum maintenance requirements. The guarantee provides for a contractually limited payment to the guaranteed party, which is typically a percentage of the first loss from a guaranteed value. In most circumstances, a claim under such guarantees may be made only upon resale of the underlying aircraft to a third party.

The following table summarizes the outstanding residual value guarantees, at the earliest exercisable date, as at January 31, 2008, and the period in which they can be exercised:

Less than 1 year	$ 29
From 1 to 5 years	551
From 6 to 10 years	1,071
From 11 to 15 years	958
Thereafter	65
	$2,674

b) Trade-in commitments – In connection with the signing of firm orders for the sale of new aircraft, the Corporation enters into specified-price trade-in commitments with certain customers. These commitments give customers the right to trade in their pre-owned aircraft as partial payment for the new aircraft purchased.

The Corporation's trade-in commitments were as follows as at January 31, 2008:

Less than 1 year	$ 411
From 1 to 3 years	610
Thereafter	18
	$1,039

c) Conditional repurchase obligations – In connection with the sale of new aircraft ("Initial aircraft"), the Corporation enters into conditional repurchase obligations with certain customers. Under these obligations, the Corporation agrees to repurchase the Initial aircraft at predetermined prices, during predetermined periods or at predetermined dates, conditional upon purchase of a new aircraft ("Subsequent aircraft"). The Corporation's repurchase of the Initial aircraft is conditional upon a future, mutually acceptable agreement for the sale of a Subsequent aircraft. At the time the Corporation enters into an agreement for the sale of a Subsequent aircraft and the customer exercises its right to partially pay for the Subsequent aircraft by trading in the Initial aircraft to the Corporation, a conditional repurchase obligation becomes a trade-in commitment as described above. No provision is recorded for conditional repurchase obligations until they become trade-in commitments.

NOTE 26. COMMITMENTS AND CONTINGENCIES (cont'd)

The Corporation's conditional repurchase obligations, as at the earliest exercise date, were as follows as at January 31, 2008:

Less than 1 year	$563
From 1 to 3 years	297
Thereafter	71
	$931

d) Fractional ownership put options - Under the North American *Flexjet* fractional ownership program, the Corporation provides customers with an option to sell back their fractional shares of the aircraft at estimated fair value within a predetermined period from the date of purchase. The Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $909 million as at January 31, 2008 ($733 million as at January 31, 2007). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risk in connection with these options.

e) Financing commitments - The Corporation is committed to provide financing, in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013. The Corporation's total financing commitment amounted to $1.8 billion as at January 31, 2008 ($1.7 billion as at January 31, 2007). The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

Other guarantees

f) Credit and residual value guarantees - In connection with the sale of certain transportation rail equipment, the Corporation has provided a credit guarantee of lease payments amounting to $46 million as at January 31, 2008 and 2007. This guarantee matures in 2025 and relates to a customer. In addition, the Corporation has provided residual value guarantees at the expiry date of certain financing and other agreements, amounting to $140 million as at January 31, 2008 ($136 million as at January 31, 2007), in BT. These guarantees are mainly exercisable in 2013.

g) Repurchase obligations - In BT, the Corporation has provided certain financing providers the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. An amount of $185 million as at January 31, 2008 ($182 million as at January 31, 2007), relates to two agreements whereby the Corporation may be required to repurchase the equipment, beginning in fiscal year 2009, upon customer default on payments to the financing providers. In addition, on three separate dates, beginning in fiscal year 2009, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in cash collateral accounts by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure.

h) Performance guarantees - In certain projects carried out through consortia or other partnership vehicles in BT, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partners. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum net exposure to projects, for which the exposure of the Corporation is capped, amounted to $51 million as at January 31, 2008 ($48 million as at January 31, 2007), assuming all counter indemnities are fully honoured. For projects where the Corporation's exposure is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's net exposure would amount to $61 million as at January 31, 2008 ($81 million as at January 31, 2007), assuming all counter indemnities are fully honoured. Such joint and several obligations and guarantees have been rarely called upon in the past.

i) Other - In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations in connection with the sale of new aircraft. In addition, the Corporation concluded third-party sale and leaseback transactions relating to pre-owned aircraft and other equipment. The related minimum lease payments for the next five fiscal years and thereafter are as follows:

	Buildings and equipment	Aircraft	Residual value guarantees	Total
2009	$ 85	$19	$ -	$104
2010	73	10	12	95
2011	67	-	-	67
2012	55	-	-	55
2013	48	-	-	48
Thereafter	301	-	50	351
	$629	$29	$62	$720

Total minimum lease payments include $21 million and $25 million for the sale and leaseback of pre-owned aircraft and equipment, respectively. Rent expense related to these leases was $125 million for fiscal year 2008 ($141 million for fiscal year 2007).

Other commitments

The Corporation has commitments under agreements to outsource a significant portion of its information technology function in BA and BT, as well as the logistics for the centrally located spare parts warehouses in BA. The related minimum payments for the next five fiscal years and thereafter are as follows:

2009	$225
2010	220
2011	54
2012	29
2013	31
Thereafter	108
	$667

The Corporation receives government financial support from various levels of government related to the development of aircraft. Certain of these financial support programs require the Corporation to pay amounts to governments at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. The Corporation records the amount payable to governments at the time the product giving rise to such payment is delivered. The remaining undiscounted contingently repayable government support, mostly based on future deliveries of aircraft, amounted to $392 million as at January 31, 2008 ($481 million as at January 31, 2007).

Litigations

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A, due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint. The amendments provide for the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While the Corporation cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation intends to vigorously defend its position.

NOTE 26. COMMITMENTS AND CONTINGENCIES (cont'd)

The Corporation is also a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

While the Corporation cannot predict the final outcome of legal proceedings pending as at January 31, 2008, based on information currently available, Management believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

NOTE 27
VARIABLE INTEREST ENTITIES

The following table summarizes by segment the VIEs in which the Corporation had a significant variable interest as at January 31:

	2008		2007	
	Assets	**Liabilities**	Assets	Liabilities
BA				
Financing structures related to the sale of regional aircraft	**$6,970**	**$4,083**	$ 6,985	$ 4,245
Sale and leaseback structure	**-**	**-**	13	13
BT				
Partnership arrangements	**1,468**	**1,350**	5,993	5,450
Sale support guarantee	**579**	**587**	579	572
Cash collateral accounts	**82**	**82**	75	75
	9,099	**6,102**	13,645	10,355
Less assets and liabilities of consolidated VIEs:				
Financing structures related to the sale of regional aircraft	**16**	**7**	8	7
Sale and leaseback structure	**-**	**-**	13	13
Cash collateral accounts	**82**	**82**	75	75
	98	**89**	96	95
Assets and liabilities of non-consolidated VIEs	**$9,001**	**$6,013**	$13,549	$10,260

The Corporation's variable interest in Metronet ceased to be a significant variable interest during fiscal year 2008 (see Note 18 – Special items).

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's financial covenant ratio for structures existing prior to May 1, 2004 or when the debt of the consolidated VIEs is non-recourse to the Corporation for structures created on or after May 1, 2004. All consolidated debt is related to structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs does not result in any change in the underlying tax, legal or credit exposure of the Corporation.

BA

Financing structures related to the sale of regional aircraft **–** The Corporation has provided credit and/or residual value guarantees to certain special purpose entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and ii) to purchase financial assets related to the sale of regional aircraft.

Typically, these SPEs are financed by third-party long-term debt and by third-party equity investors who benefit from tax incentives. The aircraft serve as collateral for the SPEs' long-term debt. The Corporation's variable interests in these SPEs are in the form of credit and residual value guarantees, subordinated debt and residual interests. The Corporation also provides administrative services to certain of these SPEs in return for a market fee.

The Corporation concluded that most SPEs are VIEs, and the Corporation is the primary beneficiary for only one of them, which was consolidated. For all other SPEs, consolidation is not appropriate under AcG-15. The Corporation's maximum potential exposure relating to the non-consolidated SPEs was $2.2 billion, of which $507 million of provisions and liabilities were available to cover the Corporation's exposure as at January 31, 2008 ($2.1 billion and $418 million respectively as at January 31, 2007). The Corporation's maximum exposure under these guarantees is included in Note 26 – Commitments and contingencies.

RASPRO **–** In September 2005, a $1.7-billion securitization transaction was completed to provide financing in the form of long-term leases for 70 regional aircraft. In connection with this transaction, the Corporation has provided certain credit enhancements and has acquired a subordinated beneficial interest. In addition, the Corporation provides administrative services in return for market fees.

After the closing of the securitization, it was discovered, that the cash flows of the RASPRO structure would be different from those anticipated. On July 13, 2006, the Corporation and its structuring agent, Wachovia Capital Markets, LLC, agreed on certain actions to be taken to adjust the cash flows of RASPRO. These actions consist mainly of additional payments that were made or will be made to the RASPRO structure by various parties (including parties not affiliated with the Corporation). The Corporation's participation in these additional payments consisted of the purchase on July 13, 2006 of $23 million of rights to a portion of the residual value proceeds of certain aircraft financed by the RASPRO structure.

In addition, in fiscal year 2008, the Corporation finalized the terms of its indirect financial support to a government agency in connection with the agency's direct support to RASPRO and to other financing structures related to the sale of regional aircraft.

The impact of the above did not have a significant impact on the Corporation's financial statements.

BT

Partnership arrangements **–** The Corporation is a party to partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long term services, such as the operation and maintenance of rail equipment.

The Corporation's involvement with these entities results mainly from investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts. The Corporation concluded that some of these entities are VIEs, but the Corporation is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Corporation continues to account for these investments under the equity method, recording its share of the net income or loss based upon the terms of the partnership arrangement.

Sale support guarantee **–** In August 1998, the Corporation provided residual value guarantees on diesel electric multiple unit trains sold to Lombard Leasing Contracts Limited ("Lombard"). Under an operating lease structure, Lombard leases the trains to a third-party operator. The Corporation concluded that Lombard is a VIE, but the Corporation is not the primary beneficiary; accordingly, this entity has not been consolidated. The Corporation's maximum exposure as a result of its involvement with Lombard is limited to its residual value guarantees for an amount of $140 million as at January 31, 2008 ($134 million as at January 31, 2007). The Corporation's maximum exposure under these guarantees is presented in Note 26 – Commitments and contingencies.

Cash collateral accounts **–** In connection with the sale of certain rail equipment by Adtranz prior to its acquisition by the Corporation in May 2001, the purchasers have been provided with the right, under certain conditions, to sell back the equipment to the Corporation at predetermined prices on three separate dates, beginning in fiscal year 2009. In addition, the Corporation may be required to repurchase the equipment, beginning in fiscal year 2009, upon customer default on payments to the financing providers.

NOTE 27. VARIABLE INTEREST ENTITIES (cont'd)

As a result of these commitments, Fabian Investments Limited and Lineal Investments Limited were created and cash was deposited in a cash collateral account by the lessee of the equipment. This cash, together with accumulated interest, is expected to entirely cover the Corporation's exposure. The Corporation concluded that these SPEs are VIEs and the Corporation is their primary beneficiary; accordingly, these SPEs were consolidated. Their assets, consisting of restricted cash, are presented in other assets, and their liabilities, consisting of provisions in connection with the Corporation's repurchase obligations, are included in the provision and liabilities disclosed in Note 26 - Commitments and contingencies.

NOTE 28
SEGMENT DISCLOSURE

The Corporation has two reportable segments: BA and BT. Each reportable segment offers different products and services and requires different technology and marketing strategies.

BA	BT
BA is a world leader in the design and manufacture of innovative aviation products and is a provider of related services. BA's aircraft portfolio includes a comprehensive line of business aircraft, commercial aircraft including regional jets, turboprops and single-aisle mainline jets (the latter being subject to the launch of the *CSeries* aircraft program) and amphibious aircraft. BA also offers aftermarket services as well as fractional ownership and flight entitlement programs.	BT is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

The accounting policies of the segments are the same as those described in Note 2 - Summary of significant accounting policies. Management assesses segment performance based on income before financing income, financing expense and income taxes. Corporate charges are allocated to segments mostly based on each segment's revenues.

Net segmented assets exclude cash and cash equivalents, invested collateral and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding interest and income taxes payable), advances and progress billings in excess of related costs, fractional ownership deferred revenues, accrued benefit liabilities and derivative financial instruments.

The tables containing the detailed segmented data are shown hereafter.

NOTE 29
RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year. The most significant change consists of the reclassification of the CTA balance previously presented as a separate component of Shareholders' equity, to AOCI.

SEGMENTED INFORMATION

Industry segments

	Bombardier Inc. consolidated		BA		BT	
	2008	2007	**2008**	2007	**2008**	2007
Revenues						
Manufacturing	**$12,508**	$10,512	**$7,614**	$6,446	**$4,894**	$4,066
Services	**3,016**	2,738	**1,542**	1,334	**1,474**	1,404
Other	**1,982**	1 632	**557**	516	**1,425**	1,116
	17,506	14 882	**9,713**	8,296	**7,793**	6,586
Cost of sales	**14,919**	12,667	**8,216**	7,025	**6,703**	5,642
Selling, general and administrative	**1,096**	929	**552**	474	**544**	455
Research and development	**139**	173	**37**	78	**102**	95
Other expense (income)	**(62)**	18	**(58)**	(12)	**(4)**	30
Amortization	**512**	518	**403**	409	**109**	109
Special items	**162**	24	**-**	-	**162**	24
	16,766	14,329	**9,150**	7,974	**7,616**	6,355
Income from continuing operations before financing income and expense, and income taxes	**$ 740**	$ 553	**$ 563**	$ 322	**$ 177**	$ 231
Net segmented assets	**$ 1,869**	$ 3,447	**$1,838**	$2,845	**$ 31**	$ 602
Liabilities allocated to segments:						
Accounts payable and accrued liabilities[1]	**6,729**	6,602				
Advances and progress billings in excess of related costs	**4,159**	2,443				
Fractional ownership deferred revenues	**631**	487				
Accrued benefit liabilities	**1,066**	995				
Derivative financial instruments	**276**	13				
Assets not allocated to segments:						
Cash and cash equivalents	**3,602**	2,648				
Invested collateral	**1,295**	1,129				
Deferred income taxes	**935**	813				
Total consolidated assets	**$20,562**	$18,577				

(1) Excluding interest and income taxes payable amounting to $77 million and $113 million respectively as at January 31, 2008 ($109 million and $115 million as at January 31, 2007) which were not allocated to segments.

Additions to property, plant and equipment	**$ 425**	$ 344	**$ 305**	$ 264	**$120**	$80

SEGMENTED INFORMATION

Geographic Information

	Revenues[1]		Property, plant and equipment, intangible assets and goodwill[2]	
	2008	2007	**2008**	2007
United States	**$ 5,560**	$ 4,749	**$ 396**	$ 270
United Kingdom	**1,950**	1,420	**846**	817
Germany	**1,235**	1,560	**1,564**	1,384
France	**1,183**	891	**45**	32
Canada	**668**	561	**1,599**	1,809
Switzerland	**532**	231	**314**	286
Italy	**507**	688	**154**	135
Spain	**466**	587	**9**	8
Austria	**400**	141	**17**	6
Other - Europe	**1,615**	1,213	**652**	580
Other - Asia	**1,397**	1,363	**59**	18
Other - Americas	**1,142**	778	**21**	11
Other - Africa	**530**	311	**-**	-
Other - Oceania	**321**	389	**9**	7
	$17,506	$14,882	**$5,685**	$5,363

(1) Revenues are attributed to countries based on the location of the customer.
(2) Property, plant and equipment and intangible assets are attributed to countries based on the location of the assets. Goodwill is attributed to countries based on the Corporation's allocation of the related purchase price.

MAIN BUSINESS LOCATIONS

BOMBARDIER INC.

Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053

Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: +1 514 335-9511
Fax: +1 514 335-7007

BOMBARDIER AEROSPACE

Headquarters
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 514 855-5000
Fax: +1 514 855-7401

Toronto Site
123 Garratt Blvd.
Toronto, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

Regional Aircraft
123 Garratt Blvd.
Toronto, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: +1 316 946-2000
Fax: +1 316 946-2220

Short Brothers plc
Airport Road
Belfast BT3 9DZ
Northern Ireland
Telephone: +44 2890 458 444
Fax: +44 2890 733 396

Aircraft Services
Customer Training
8575 Côte-de-Liesse Road
Saint-Laurent, Québec
Canada H4T 1G5
Telephone: +1 514 344-6620
Fax: +1 514 344-6641

Amphibious Aircraft
3400 Douglas-B. Floréani Street
Saint-Laurent, Québec
Canada H4S 1V2
Telephone: +1 514 855-5000
Fax: +1 514 855-7604

Flexjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 800 353-9538
(toll-free, North America only)
Fax: +1 972 720-2435

Bombardier Skyjet
International Ltd.
Farnborough Airport
Farnborough
Hampshire GU14 6XA
United Kingdom
Telephone: +44 12 5252 6630
Fax: +44 12 5252 6631

Skyjet International-Asia-Pacific
Central Plaza
18 Harbour Road, Suite 2003A
Wanchai, Hong Kong
China
Telephone: +852 2151 3059
Fax: +852 2151 4059

Skyjet International-Middle East
Dubai Airport Free Zone
PO Box 32072
Dubai
United Arab Emirates
Telephone: +971 4 601 6350
Fax: +971 4 299 7819

Skyjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 888 2-SKYJET
(759 538)
(toll-free, North America only)
Fax: +1 469 791-4470

Bombardier Capital Inc.
261 Mountain View Drive
4th Floor
Colchester, Vermont 05446
United States
Telephone: +1 800 949-5568
Fax: +1 802 764-5244

BOMBARDIER TRANSPORTATION

Headquarters
Schöneberger Ufer 1
10785 Berlin
Germany
Telephone: +49 30 986 07 0
Fax: +49 30 986 07 2000

Bombardier Transportation
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

Light Rail Vehicles
Hermann Gebauer Strasse 5
1220 Vienna
Austria
Telephone: +43 1 25 110 0
Fax: +43 1 25 110 335

Mainline & Metros
Am Rathenaupark
16761 Hennigsdorf
Germany
Telephone: +49 33 02 89 0
Fax: +49 33 02 89 20 88

Locomotives
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 44 318 3333
Fax: +41 44 318 2727

Total Transit Systems
1501 Lebanon Church Road
Pittsburgh, Pennsylvania
15236-1491
United States
Telephone: +1 412 655-5700
Fax: +1 412 655-5860

Propulsion & Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 44 318 3333
Fax: +41 44 318 1543

Services
Pegasus Park
De Kleetlaan 5B-5C, bus 9
1831 Machelen (Diegem)
Belgium
Telephone: +32 2 289 73 11
Fax: +32 2 289 73 00

Rail Control Solutions
Arstaangsvagen 29
PO Box 425 05
126 16 Stockholm
Sweden
Telephone: +46 8 681 5000
Fax: +46 8 681 5100

Bogies
Siegstrasse 27
57250 Netphen
Germany
Telephone: +49 271 702 0
Fax: +49 271 702 222

London Underground Projects
Euston House, 4th Floor
24 Eversholt Street
London NW1 1AD
United Kingdom
Telephone: +44 20 7874 1220
Fax: +44 20 7874 1269

Bombardier Transportation
Australia
35-45 Frankston-Dandenong Rd.
Dandenong Victoria 3175
Australia
Telephone: +61 3 9794 2111
Fax: +61 3 9706 9219

BOARD OF DIRECTORS, COMMITTEES OF THE BOARD, OFFICE OF THE PRESIDENT, CORPORATE MANAGEMENT

BOARD OF DIRECTORS

Laurent Beaudoin, C.C., FCA
Chairman of the Board
and Chief Executive Officer
Bombardier Inc.

Pierre Beaudoin
President and
Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

André Bérard
Corporate Director
Lead Director

J.R. André Bombardier
Vice Chairman of the Board
Bombardier Inc.

Janine Bombardier
President and Governor
J. Armand Bombardier
Foundation

L. Denis Desautels
Corporate Director

Jean-Louis Fontaine
Vice Chairman of the Board
Bombardier Inc.

Jane F. Garvey
Executive Vice President and
Chairman, Transportation
Practice, APCO Worldwide, Inc.

Daniel Johnson
Counsel
McCarthy Tétrault LLP

Jean C. Monty
Corporate Director

André Navarri
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

Carlos E. Represas
Chairman of the Board
Nestlé Group México

Jean-Pierre Rosso
Chairman
World Economic Forum USA Inc.

Federico Sada G.[1]
President and
Chief Executive Officer
Vitro, S.A. de C.V.

Heinrich Weiss
Chairman and Chief
Executive Officer
SMS GmbH

COMMITTEES OF THE BOARD

Audit Committee
Chair: L. Denis Desautels
Members: André Bérard,
Daniel Johnson,
Jean-Pierre Rosso

Human Resources and Compensation Committee
Chair: Jean C. Monty
Members: André Bérard,
Carlos E. Represas,
Heinrich Weiss

Corporate Governance and Nominating Committee
Chair: Jean-Pierre Rosso
Members: Jean C. Monty,
Federico Sada G.
Heinrich Weiss

Finance and Risk Management Committee
Chair: André Bérard
Members: L. Denis Desautels,
Daniel Johnson,
Carlos E. Represas

OFFICE OF THE PRESIDENT

Laurent Beaudoin, C.C., FCA
Chairman of the Board
and Chief Executive Officer
Bombardier Inc.

Pierre Beaudoin
President and
Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

André Navarri
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

CORPORATE MANAGEMENT

Laurent Beaudoin, C.C., FCA[2]
Chairman of the Board
and Chief Executive Officer
Bombardier Inc.

Pierre Beaudoin[2]
President and
Chief Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

André Navarri
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

J.R. André Bombardier
Vice Chairman of the Board

Jean-Louis Fontaine
Vice Chairman of the Board

Pierre Alary
Senior Vice President and
Chief Financial Officer

Richard C. Bradeen
Senior Vice President,
Strategy and Corporate Audit
Services and Risk Assessment

Daniel Desjardins
Senior Vice President,
General Counsel

François Lemarchand
Senior Vice President
and Treasurer

John Paul Macdonald[3]
Senior Vice President, Human
Resources and Public Affairs

Roger Carle
Corporate Secretary

Marie-Claire Simoneau
Executive Assistant
to the Chairman

(1) Federico Sada G. will not stand for re-election at the June 4, 2008 annual meeting of shareholders.

(2) Pierre Beaudoin will become President and Chief Executive Officer of the Corporation on June 4, 2008, after the annual meeting of shareholders held on that same day. Laurent Beaudoin will remain Chairman of the Board.

(3) John Paul Macdonald assumed the additional responsibilities of Senior Vice President, Human Resources on February 1, 2008, in replacement of Carroll L'Italien, former Senior Vice President and Chief Talent Officer, who retired on January 31, 2008.

INVESTOR INFORMATION

SHARE CAPITAL

Authorized, issued and outstanding as at January 31, 2008

	Authorized	Issued and outstanding
Class A shares	1,892,000,000	316,961,957
Class B shares	1,892,000,000	1,434,973,636[1]
Preferred shares, Series 2	12,000,000	9,464,920
Preferred shares, Series 3	12,000,000	2,535,080
Preferred shares, Series 4	9,400,000	9,400,000

[1] Including 21,273,000 shares purchased and held in trust for the performance stock unit plan

STOCK EXCHANGE LISTINGS

Class A and Class B shares[2]	Toronto (Canada)
Preferred shares, Series 2, Series 3 and Series 4	Toronto (Canada)
Stock listing ticker	BBD (Toronto)

[2] The Corporation has suspended dividend payments on Class A and Class B common shares

PREFERRED DIVIDENDS PAYMENT DATES

For fiscal year 2009 - Payment subject to approval by the Board of Directors

Series 2

Record date	Payment date	Record date	Payment date
2008-01-31	2008-02-15	2008-07-31	2008-08-15
2008-02-29	2008-03-15	2008-08-29	2008-09-15
2008-03-31	2008-04-15	2008-09-30	2008-10-15
2008-04-30	2008-05-15	2008-10-31	2008-11-15
2008-05-30	2008-06-15	2008-11-28	2008-12-15
2008-06-30	2008-07-15	2008-12-31	2009-01-15

Convertible on August 1, 2012, into Series 3 Cumulative Redeemable Preferred Shares (See note on Share Capital in the Consolidated Financial Statements)

Series 3

Record date	Payment date
2008-04-18	2008-04-30
2008-07-18	2008-07-31
2008-10-17	2008-10-31
2009-01-16	2009-01-31

Convertible on August 1, 2012, into Series 2 Cumulative Redeemable Preferred Shares (See note on Share Capital in the Consolidated Financial Statements)

Series 4

Record date	Payment date
2008-04-18	2008-04-30
2008-07-18	2008-07-31
2008-10-17	2008-10-31
2009-01-16	2009-01-31

Shareholders
If you wish to obtain a copy of this annual report, or other corporate documents, we encourage you to download it from the Corporation's website at www.bombardier.com, providing a practical, timely and environmentally friendly access. You can, however, order paper copies from the Corporation's website by going to Investor Relations, then Contacts, or make a request at the following address:

Bombardier Inc.
Public Affairs
800 René-Lévesque Blvd, West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3390
Fax: +1 514 861-2420

Investors
Bombardier Inc.
Investor Relations
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3273
Fax: +1 514 861-2420
E-mail: investors@bombardier.com

Transfer Agent and Registrar
Shareholders with inquiries concerning their shares should contact:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec
Canada H3A 3S8
Telephone: +1 514 982-7555 or +1 800 564-6253 (toll-free, North America only)
Fax: +1 416 263-9394 or +1 888 453-0330 (toll-free, North America only)
E-mail: service@computershare.com

Incorporation
The Corporation was incorporated on June 19, 1902, by letters patent and prorogated June 23, 1978, under the Canadian Business Corporations Act.

Auditors
Ernst & Young LLP
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1X9

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, June 4, 2008, at 9:30 a.m. at the following address:
Hyatt Regency Montréal
Grand Salon
1255 Jeanne-Mance Street
Montréal, Québec
Canada H5B 1E5

Duplication: Although Bombardier strives to ensure that registered shareholders receive only one copy of corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If this is the case, please call one of the following numbers: +1 514 982-7555 or +1 800 564-6253 (toll-free, North America only) or send an e-mail to service@computershare.com.

BOMBARDIER

www.bombardier.com

This annual report is printed on paper certified EcoLogo that contains 30% of post-consumption recycled fibres.

Un exemplaire en français vous sera expédié sur demande adressée à:

Bombardier Inc.
Affaires publiques
800, boul. René-Lévesque Ouest
Montréal (Québec)
Canada H3B 1Y8
ou consultez notre site Internet
au www.bombardier.com

Design: TAXI
Printing: Transcontinental Litho Acme

Printed in Canada
ISBN: 978-2-921393-85-0
Legal deposit, Bibliothèque
et Archives nationales du Québec

BOMBARDIER

Notice of Annual Meeting of Shareholders

Management Proxy Circular

2008

BOMBARDIER INC.

Notice of Annual Meeting of Shareholders 2008

Date: Wednesday, June 4, 2008

Time: 9:30 a.m. (Montréal time)

Place: Hyatt Regency Montréal
(Grand Salon)
1255 Jeanne-Mance Street
Montréal, Québec, Canada

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Friday, April 18, 2008, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

By order of the Board of Directors,

Roger Carle
Corporate Secretary

Montréal, Québec, Canada, April 16, 2008

Business on the agenda of the meeting:

1. Receipt of the consolidated financial statements of Bombardier Inc. for the financial year ended January 31, 2008 and the auditors' report thereon;
2. Election of the directors of Bombardier Inc.;
3. Appointment of the external auditors of Bombardier Inc. and authorization to the directors of Bombardier Inc. to fix the remuneration of the external auditors;
4. Consideration and, if deemed advisable, approval of the eight shareholder proposals set out in Schedule "A" to the Management Proxy Circular; and
5. Consideration of such other business as may properly come before the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. **Any registered shareholder** wishing to vote by proxy has to complete the accompanying form of proxy and return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Investor Services Inc., no later than 4:00 p.m. (Montréal time) on Tuesday, June 3, 2008. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. **Non-registered shareholders should refer to page 5 of the Management Proxy Circular for information on how to submit a proxy.**

Table of Contents

This Management Proxy Circular is furnished in connection with the solicitation by the management of Bombardier Inc. of proxies for use at the annual meeting of the holders of Class A shares (multiple voting), or the Class A shares, and/or Class B shares (subordinate voting), or the Class B subordinate shares, of the Corporation to be held on Wednesday, June 4, 2008, at 9:30 a.m. (Montréal time) at the Hyatt Regency Montréal (Grand Salon), 1255 Jeanne-Mance Street, Montréal, Québec, Canada, and at any and all adjournments thereof. As used in this Management Proxy Circular, all references to "Bombardier", the "Corporation" or similar terms are to Bombardier Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.

Section 1: Voting Information

Who is soliciting my proxy?

The management of Bombardier is soliciting your proxy for use at the annual meeting of the holders of the Class A shares and/or Class B subordinate shares of the Corporation.

What will I be voting on?

Holders of the Class A shares and/or Class B subordinate shares of Bombardier will be voting on:

- the election of the directors of the Corporation (see pages 6 to 12 and 14 to 17);
- the appointment of Ernst & Young, LLP, chartered accountants, as the external auditors of the Corporation (see pages 13 and 14); and
- each of the eight shareholder proposals set out in Schedule "A" attached to this Management Proxy Circular (see pages 42 to 47).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Management Proxy Circular.

How many votes do I have?

The Class B subordinate shares of Bombardier are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries the right to ten votes and each Class B subordinate share carries the right to one vote. In the aggregate, all of the voting rights associated with the Class B subordinate shares represented, as at January 31, 2008, 31.16% of the voting rights attached to all of the issued and outstanding voting shares of Bombardier.

Each Class A share is convertible, at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event that the majority shareholder ceases to hold more than 50% of the issued and outstanding Class A shares.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of the shareholders of the Corporation prepared as of the close of business at 5:00 p.m. (Montréal time) on the record date, being Friday, April 18, 2008, will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy.

How many shares are entitled to be voted?

As at April 2, 2008, there were 316,961,957 of the Class A shares and 1,435,006,136 of the Class B subordinate shares of Bombardier issued and outstanding.

To the knowledge of the directors and officers of the Corporation, the only persons who, as at April 2, 2008, beneficially owned or exercised control or direction over shares carrying directly or indirectly 10% or more of the voting rights attached to all of its issued and outstanding shares were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. These four persons indirectly controlled, through holding companies, 249,199,909 Class A shares, and 1,118,275 Class B subordinate shares, representing in the aggregate 78.62% of the outstanding Class A shares and 0.08% of the outstanding Class B subordinate shares of the Corporation and 54.14% of all the voting rights attached to all of its issued and outstanding voting shares.

As at April 2, 2008, the directors of Bombardier (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and officers of Bombardier as a group, beneficially owned, directly or indirectly, 17,705,295 Class A shares and 1,547,318 Class B subordinate shares, representing 5.59% and 0.11%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your own name, you may exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "As a non-registered shareholder, how do I vote?" and "As a non-registered shareholder, how do I vote in person at the meeting?" on page 5.

Voting by proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder. The persons named in the enclosed form of proxy, namely Messrs Laurent Beaudoin,

J.R. André Bombardier and Jean-Louis Fontaine, are directors and officers of Bombardier. **However, you may choose another person to act as your proxyholder, including someone who is not a holder of the shares of the Corporation, by deleting the names printed on the enclosed form of proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.**

How will my proxyholder vote?

On the form of proxy, you may indicate either how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking **FOR, AGAINST** or **WITHHOLD**), then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by the management of the Corporation will be voted:

FOR the election of all the nominees proposed as directors;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the external auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation; and

AGAINST each of the eight shareholder proposals set out in Schedule "A".

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail or fax must complete, date and sign the form of proxy. It must then be returned to the transfer agent for the shares of Bombardier, Computershare Investor Services Inc., or Computershare, either in the postage prepaid return envelope provided or by fax at 1-866-249-7775 no later than 4:00 p.m. (Montréal time) on Tuesday, June 3, 2008.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from Bombardier and provide the 6-digit Control Number, the 11-digit Holder Account Number and the 5-digit Access Number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.investorvote.com.

Registered shareholders must then follow the instructions and refer to the form of proxy received from Bombardier which contains a 6-digit Control Number, an 11-digit Holder Account Number and a 5-digit Access Number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, that is persons whose shares are held in "nominee" name, usually banks, trust companies, securities dealers or brokers or other financial institutions, will be provided with voting instructions by their nominee. Please see further instructions below under the heading "As a non-registered shareholder, how do I vote?" on page 5.

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Management Proxy Circular, the management of Bombardier is not aware that any other matter is to be presented at the meeting. If, however, other matters properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon in any manner permitted by law, including stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to the transfer agent of Bombardier, Computershare, no later than the last business day before the day of the meeting, or the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the proxies?

Proxies are counted by Computershare, the transfer agent for all of the shares of Bombardier.

Is my vote confidential?

The transfer agent of Bombardier, Computershare, preserves the confidentiality of individual shareholder votes, except (a) where a shareholder clearly intends to communicate his or her individual position to the management of Bombardier, and (b) as necessary in order to comply with legal requirements.

How are proxies solicited?

The management of Bombardier requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of Bombardier may also solicit proxies by telephone, over the Internet, in writing or in person.

How do the employees of Bombardier exercise their voting rights attached to the shares that they own under the Employee Share Purchase Plan?

If you are an employee of Bombardier and you own shares under Bombardier's Employee Share Purchase Plan, or the ESPP, your shares are registered in the name of Computershare Trust Company of Canada, the administrator of the ESPP, until such time as the shares are withdrawn from the ESPP pursuant to its terms and conditions. Voting rights attached to your shares may be exercised through the use of a voting instruction form which will permit the voting of shares by mail, fax, telephone (the number to dial for the employees of the Corporation in Canada and in the United States is 1-866-732-VOTE (8683) and for the employees of the Corporation outside Canada and the United States (312-588-4290) or over the Internet at www.investorvote.com

Your shares will be voted in accordance with your instructions as indicated in your duly completed voting instruction form. **If you are an employee shareholder and you do not indicate how your shares should be voted, then your shares will be voted:**

FOR the election of all the nominees proposed as directors;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the external auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation; and

AGAINST each of the eight shareholder proposals set out in Schedule "A".

In order for you to exercise your voting rights as an employee shareholder under the ESPP, you must complete and return a voting instruction form by mail or fax or provide your instructions by phone or over the Internet.

As a non-registered shareholder, how do I vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust company, securities dealer or broker or other financial institution. Applicable securities laws and regulations require nominees of non-registered shareholders to seek the latter's voting instructions in advance of the meeting. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Management Proxy Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

As a non-registered shareholder, how do I vote in person at the meeting?

Since Bombardier and/or its transfer agent, Computershare, do not have a record of the names of the non-registered shareholders of the Corporation, if you are a non-registered shareholder and you attend the meeting, Bombardier and/or Computershare will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

How do I communicate with Computershare, the transfer agent of Bombardier?

You can communicate with Computershare the transfer agent of Bombardier, at the following address:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

or by telephone at: 1-800-564-6253.

Election of Directors

The articles of incorporation of Bombardier provide that its Board of Directors shall consist of not less than five and not more than 20 directors. Its directors are elected annually. **It is proposed that 14 directors be elected until the next annual meeting of the shareholders of Bombardier.** The term of office of each director so elected expires upon the election of his/her successor unless he/she shall resign or his/her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 14 nominees whose names are hereinafter set forth, all of whom are currently directors of Bombardier. Mr. Federico Sada G., currently a director of Bombardier, will not stand for re-election at the annual meeting of the shareholders of the Corporartion on Wednesday, June 4, 2008.

It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless a shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors.

LAURENT BEAUDOIN, C.C., F.C.A. (A)



Chairman of the Board and Chief Executive Officer of Bombardier

Westmount, Québec, Canada

Age: 69

Director since 1975

Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	13,052,944	812,500	887,205 (C)
2007	11,126,951	2,738,493	400,000 (C)
Change	1,925,993	(1,925,993)	487,205 (C)

Mr Laurent Beaudoin is a Chartered Accountant as well as a Fellow Chartered Accountant. He began his career in 1961 with Beaudoin, Morin, Dufresne & Associés, Chartered Accountants. In 1963, he joined Bombardier Limited as Comptroller. He was appointed General Manager in 1964 and, in 1966, became President. In 1979, he was appointed Chairman and Chief Executive Officer of Bombardier Inc. On February 1, 1999, he became Chairman of the Board and of the Executive Committee until June 10, 2003, when he was appointed Executive Chairman of the Board. Since December 13, 2004, he has assumed the responsibilities of Chairman of the Board and Chief Executive Officer of Bombardier and he has headed the Office of the President, whose members also include Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and Mr. André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier. He holds honorary doctorates from various universities and has received many awards and honours as a business leader, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. Since June 2000, he has been on the Advisory Board of Lazard Canada. Since 2002, he has been a member of the International Business Council of the World Economic Forum based in Geneva, Switzerland. Since December 2003, he is the Chairman of the Board of Bombardier Recreational Products Inc.

PIERRE BEAUDOIN



President and Chief Operating Officer of Bombardier Aerospace

Executive Vice President of Bombardier

Westmount, Québec, Canada

Age: 45

Director since 2004

Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	512,859	1,312	0
2007	512,859	1,312	0
Change	—	—	—

Mr. Pierre Beaudoin joined the Marine Products division of Bombardier in 1985. In October 1990, he was appointed Vice President, Product Development of the Sea-Doo/Ski-Doo division. From June 1992 to January 1994, he was Executive Vice President of the Sea-Doo/ Ski-Doo division of Bombardier and he acted as its President from January 1994, until April 1996. From April 1996, to January 2001, he was President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace in October 2001. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace, he was appointed Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. André Navarri, President of Bombardier Transportation, in the Office of the President and he also then became a member of the Board of Directors of Bombardier. He is a member of the Boards of Directors of Power Corporation of Canada and Bombardier Recreational Products Inc.

ANDRÉ BÉRARD



Corporate Director

Montréal, Québec, Canada

Age: 67

Director since 2004

Lead Director

Chairman of the Finance and Risk Management Committee

Member of the Audit Committee and the Human Resources and Compensation Committee

Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	0	5,000	135,981
2007	0	5,000	106,032
Change	—	—	29,949

Mr. André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He is a member of the Boards of Directors of BCE Inc., BMTC Group Inc., Saputo Inc. and Transforce Income Fund.

J.R. ANDRÉ BOMBARDIER



Vice Chairman of Bombardier
Montréal, Québec, Canada
Age: 65
Director since 1975
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	(D)	265,774	0
2007	(D)	265,774	0
Change	—	—	—

Mr. J. R. André Bombardier joined Bombardier in 1969 as Vice President, Industrial Division. He successively held the positions of Vice President, Research and Development, Ski-Doo Division (1970), Assistant to the President and in charge of new products (1973), Vice President of Marketing, Marine Products Division (1975) and President of Roski Ltd., a subsidiary of Bombardier (1976). He became Vice Chairman in 1978. He is a member of the Board of Directors of Bombardier Recreational Products Inc.

JANINE BOMBARDIER (E)



President and Governor,
J. Armand Bombardier Foundation,
charitable organization
Westmount, Québec, Canada
Age: 74
Director since 1984
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	(F)	40,001	121,841
2007	(F)	40,001	104,479
Change	—	—	17,362

Mrs. Janine Bombardier has been a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.

L. DENIS DESAUTELS, O.C., F.C.A.



Corporate Director
Ottawa, Ontario, Canada
Age: 64
Director since 2003
Chairman of the Audit Committee
Member of the Finance and Risk Management Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	0	6,500	69,620
2007	0	6,500	57,014
Change	—	—	12,606

Mr. L. Denis Desautels was Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montreal Office of Ernst & Young. In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is Chairman of Laurentian Bank of Canada and a director of Groupe Jean Coutu (PJC) Inc. He also sits on the Board of Directors of CARE Canada and on the Board of Governors of the International Development Research Centre (IDRC). He is presently an Executive-in-residence at the Telfer School of Management of the University of Ottawa.

JEAN-LOUIS FONTAINE (G)



Vice Chairman of Bombardier
Director since 1975
Westmount, Québec, Canada
Age: 68
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	4,097,472	6,465	0
2007	4,097,472	6,465	0
Change	—	—	—

Mr. Jean-Louis Fontaine began his career with Bombardier in 1964 as Vice President, Production, of its Ski-Doo division and rose through the ranks to become Vice President, Transportation Products in 1974. He was named Vice President, Corporate Planning in 1977, a position he held until he became Vice Chairman in 1988. He currently serves on the Boards of Directors of AXA Assurances Inc. and Héroux-Devtek Inc.

JANE F. GARVEY



Executive Vice President and Chairman, Transportation Practice, APCO Worldwide, Inc.,
Washington D.C., United States
Age: 64
Director since 2007
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	0	0	4,407
2007	0	0	0
Change	—	—	4,407

Mrs. Jane F. Garvey is Executive Vice President and Chairman of the Transportation Practice of APCO Worldwide, Inc. since 2003. From 1997 to 2002, she served as the first ever five-year term administrator of the US Federal Aviation Administration (FAA). Previously, she was acting administrator of the Federal Highway Administration (FHWA). From 1991 to 1993, she was Director of Boston's Logan International Airport, and from 1988 to 1991, Commissioner of the Massachusetts Department of Public Works. Mrs. Garvey is a director of MITRE Corporation, Sentient Jet, Inc., SpectraSensors, Inc., Advanced Navigation & Positioning Corporation, Reveal Imaging Technologies, Inc. and Skanska AB.

DANIEL JOHNSON



Counsel, McCarthy Tétrault LLP, barristers and solicitors
Montréal, Québec, Canada
Age: 63
Director since 1999
Member of the Audit Committee and the Finance and Risk Management Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	0	1,200	100,180
2007	0	1,200	87,574
Change	—	—	12,606

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous offices in the Government of Québec from 1985 to 1994. He is a director of The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Crown Life Insurance Company, IGM Financial Inc. and the Chairman of the Board of Victhom Human Bionics Inc. He is also Honorary Consul of Sweden in Montréal.

JEAN C. MONTY



Corporate Director
Montréal, Québec, Canada
Age: 60
Director since 1998
Chairman of the Human Resources and Compensation Committee
Member of the Corporate Governance and Nominating Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	25,000	175,000	172,666
2007	25,000	175,000	147,067
Change	—	—	25,599

On April 24, 2002, Mr. Jean C. Monty retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), following a 28-year career. Prior to joining BCE Inc., he was Vice Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and held numerous positions in the BCE group. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997. He is Vice Chairman of the Board of Directors of Centria Inc. and a director of Centria Commerce Inc. and Fiera Capital Inc.

ANDRÉ NAVARRI



President of Bombardier Transportation
Executive Vice President of Bombardier
Paris, France
Age: 55
Director since 2004
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	0	50,000	0
2007	0	50,000	0
Change	—	—	—

Mr. André Navarri has been President of Bombardier Transportation since February 22, 2004 and, since December 13, 2004, Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, in the Office of the President. On that same date, he also became a member of the Board of Directors of Bombardier. Prior to February 22, 2004, he was President-Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002. From May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 as Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker. From April 1996 to April 1999, he was President of the Transport Sector of Alstom, a worldwide specialist in power, marine and transportation equipment. In May 2005, he was named Chairman of the Association of the European Railways Industries (UNIFE).

CARLOS E. REPRESAS



Chairman of the Board, Nestlé Group Mexico, a food and beverage company
Mexico City, Mexico
Age: 62
Director since 2004
Member of the Human Resources and Compensation Committee and the Finance and Risk Management Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	0	0	73,109
2007	0	0	60,100
Change	—	—	13,009

Mr. Carlos E. Represas has been Chairman of Nestlé Group Mexico since 1983. He has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1998. He is a member of the Latin American Business Council (CEAL). He is Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico and President of the Mexico Chapter of the Latinamerican Chamber of Commerce in Zurich, Switzerland. From 1994 to 2004, he was Executive Vice President and also President of the Americas of Nestlé, S.A. In July 2004, he retired from his executive responsibilities at Nestlé where he worked during 36 years (1968-2004) in seven different countries.

JEAN-PIERRE ROSSO



Chairman of World Economic Forum USA Inc.
New York, New York, United States
Age: 67
Director since 2006
Chairman of the Corporate Governance and Nominating Committee
Member of the Audit Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (8)
2008	0	0	48,727
2007	0	0	21,267
Change	—	—	27,460

Mr. Jean-Pierre Rosso has chaired World Economic Forum USA Inc., based in New York City, United States, since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipement manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. He was President of the Home & Building Control Business of Honeywell, Inc. from 1992 to 1994 and before that, President of European operations of Honeywell, Inc. from 1987 until 1991. He is a director of Medtronic Inc., Eurazeo and USI.

HEINRICH WEISS



Chairman and Chief Executive Officer, SMS GmbH, holding of an international group of corporations active in plant construction and mechanical engineering related to the processing of steel and non-ferrous metals

Dusseldorf, Germany
Age: 65

Director since 2005
Member of the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee

Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units (B)
2008	0	0	101,092
2007	0	0	75,079
Change	—	—	26,013

Dr. Heinrich Weiss is a member of the Supervisory Boards of Commerzbank AG, Deutsche Bahn AG, Thyssen-Bornemisza Group and Voith AG. He is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour, a member of the Board of the Asia Pacific Committee of German Business as well as a member of the Board of the East-West Trade Committee. He has recently been appointed Chairman of the Presidential Council of the German-Russian Chamber of Commerce.

NOTES

(*) The information appearing on pages 7 to 11 of this Management Proxy Circular is determined as at January 31, 2008 and January 31, 2007, respectively.

(A) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A shares and 812,500 Class B shares.

(B) "Deferred Stock Units" are : (i) in the case of the non-executive directors of Bombardier, namely Mmes. Janine Bombardier and Jane F. Garvey and Messrs. André Bérard, L. Denis Desautels, Daniel Johnson, Jean C. Monty, Carlos E. Represas, Jean-Pierre Rosso and Heinrich Weiss, the Director Deferred Stock Units credited to each one of them pursuant to the Director Deferred Stock Unit Plan which is more fully explained on page 15 of this Management Proxy Circular; and (ii) in the case of the Chairman of the Board and Chief Executive Officer of Bombardier, Mr. Laurent Beaudoin, the Deferred Stock Units awarded to him pursuant to the Deferred Stock Unit Plan for Senior Officers which is more fully explained on page 20 of this Management Proxy Circular. The number of Deferred Stock Units for each non-executive director and for Mr. Laurent Beaudoin has been determined as at January 31, 2008 and January 31, 2007, respectively.

(C) As part of his compensation for the financial years ended January 31, 2006 and 2007, Mr. Laurent Beaudoin, as Chief Executive Officer of the Corporation, received an annual incentive of $1,400,000 and $2,285,000, respectively, which he elected to be paid to him in the form of 400,000 Deferred Stock Units ($3.50 per Unit) and 487,205 Deferred Stock Units ($4.69 per Unit) pursuant to the Deferred Stock Unit Plan for Senior Officers. Please refer to note (4) of the Summary Compensation Table on page 28 of this Management Proxy Circular.

(D) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A shares.

(E) The normal retirement age for the directors of Bombardier is 72 years of age, unless otherwise determined by the Board of Directors of the Corporation. Although Mrs. Janine Bombardier has attained the prescribed retirement age, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has deemed it appropriate to propose to the shareholders of Bombardier to re-elect Mrs. Bombardier as a director of the Corporation during their annual meeting to be held on Wednesday, June 4, 2008.

(F) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A shares.

(G) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A shares.

(H) No Series 2, Series 3 or Series 4 Preferred Shares are beneficially owned by a nominee or are subject to his or her control or direction.

The following table sets forth the number of meetings of the Board of Directors of Bombardier and its Committees held between February 1, 2007 and January 31, 2008 and the record of attendance at these meetings of the 14 nominees for election to the Board of Directors who are currently all directors of the Corporation.

Nominees	Board of Directors (1)	Audit Committee Chairman: L. Denis Desautels	Corporate Governance and Nominating Committee Chairman: Jean-Pierre Rosso (2)	Human Resources and Compensation Committee Chairman: Jean C. Monty	Finance and Risk Management Committee (3) Chairman: André Bérard	Individual Attendance Rate
Laurent Beaudoin (4)	8/8 = 100%	(5)	(5)	(5)	(5)	100%
Pierre Beaudoin (4)	9/9 = 100%	—	—	—	—	100%
André Bérard	10/10 = 100%	7/7 = 100%	—	2/2 = 100% (6)	7/7 = 100%	100%
J.R. André Bombardier	10/10 = 100%	—	—	—	—	100%
Janine Bombardier	10/10 = 100%	—	—	—	—	100%
L. Denis Desautels	10/10 = 100%	7/7 = 100%	—	—	7/7 = 100%	100%
Jean-Louis Fontaine	9/10 = 90%	—	—	—	—	90%
Jane F. Garvey (7)	1/2 = 50%	—	—	—	—	50%
Daniel Johnson	10/10 = 100%	7/7 = 100%	—	—	7/7 = 100%	100%
Jean C. Monty	10/10 = 100%	—	5/5 = 100%	6/6 = 100%	—	100%
André Navarri (4)	8/8 = 100%	—	—	—	—	100%
Carlos E. Represas	10/10 = 100%	—	—	6/6 = 100%	7/7 = 100%	100%
Jean-Pierre Rosso	10/10 = 100%	6/7 = 86%	3/3 = 100%	—	—	95%
Heinrich Weiss	9/10 = 90%	—	4/5 = 80%	5/6 = 83%	—	86%
Overall Attendance Rate	**98%**	**96%**	**92%**	**95%**	**100%**	

(1) Two special sessions for the review of the strategic plan, business plan and budget of the Corporation were held during the year.

(2) On May 29, 2007, Mr. Jean-Pierre Rosso became Chairman of the Corporate Governance and Nominating Committee.

(3) Since May 29, 2007, the Finance and Risk Management Committee replaces the Retirement Pension Oversight Committee. The mandate of the Finance and Risk Management Committee is described on page 38 of this Management Proxy Circular.

(4) Two special meetings of the Board of Directors were held in August and October 2007 to discuss the succession planning for the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin (please refer to page 19 of this Management Proxy Circular for more information). Messrs Laurent Beaudoin and André Navarri did not attend these two special meetings. Mr. Pierre Beaudoin attended the August meeting but not the October meeting.

(5) The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is not a member of any of the Committees of the Board of Directors of Bombardier; however, he is entitled to attend and to participate in all the meetings of the Committees but not to vote.

(6) On May 29, 2007, Mr. André Bérard became a member of the Human Resources and Compensation Committee.

(7) On October 26, 2007, Mrs. Jane F. Garvey was appointed to the Board of Directors of Bombardier.

To the knowledge of Bombardier and based upon information provided by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Bombardier) that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; except for the following:

Daniel Johnson – Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy; and

Jean C. Monty – Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Appointment of External Auditors

Bombardier proposes that Ernst & Young, LLP, chartered accountants, be appointed as its external auditors and that the directors of Bombardier be authorized to fix the remuneration of the external auditors.

For each of the financial years ended January 31, 2008 and 2007, Ernst & Young, LLP, billed Bombardier the following fees for their services:

Fees	Financial Year Ended January 31, 2008	Financial Year Ended January 31, 2007
Audit fees	US$ 13,901,000	US$ 12,809,000
Audit-related fees	US$ 1,444,000	US$ 736,000
Tax fees	US$ 3,202,000	US$ 1,666,000
All other fees	US $ 147,000	US$ 159,000
Total Fees	**US$ 18,694,000**	**US$ 15,370,000**

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by Ernst & Young, LLP, for the audit of the annual financial statements of Bombardier and those of its subsidiaries and the review of its quarterly financial statements as well as services normally provided by Ernst & Young, LLP, in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by Ernst & Young, LLP, that are reasonably related to the performance of the audit or review of the financial statements of Bombardier and are not reported under "Audit fees"; "Tax fees" refers to the aggregate fees billed for professional services rendered by Ernst & Young, LLP, for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by Ernst & Young, LLP, other than "Audit fees", "Audit-related fees" and "Tax fees".

The Audit Committee of Bombardier has considered whether the provision of services other than audit services is compatible with maintaining the independence of Ernst & Young, LLP, as the external auditors of the Corporation.

The Audit Committee has adopted a policy that prohibits Bombardier from engaging Ernst & Young, LLP, for "prohibited" categories of non-audit services and requires pre-approval by the Committee of audit services and other services within certain permissible categories of non-audit services.

Except where authority to vote on the appointment of the external auditors of the Corporation is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of Ernst & Young, LLP, chartered accountants, and FOR their remuneration to be fixed by the directors of the Corporation.

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee of Bombardier and Messrs. André Bérard, Daniel Johnson and Jean-Pierre Rosso are its other members. Each of them is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels (Chairman) – Mr. Desautels, F.C.A., is the Chairman of the Audit Committee since 2003. He has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young, LLP, (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is an Executive-in-residence at the Telfer School of Management of the University of Ottawa.

André Bérard – Mr. Bérard is a member of the Audit Committee since 2004. He has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada.

Daniel Johnson – Mr. Johnson is a member of the Audit Committee since 1999. A law graduate of Université de Montréal and a member of the Québec bar since 1967, he also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an M.B.A. from Harvard University. He was Secretary and Vice President of Power Corporation of Canada until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region and a member of the Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became Leader of the Québec Liberal Party in December 1993, was Prime Minister of the Province of Québec until September 1994, and Leader of the Official Opposition until May 1998.

Jean-Pierre Rosso – Mr. Rosso is a member of the Audit Committee since 2006. He has a B.S., Civil Engineering, from «École Polytechnique Fédérale de Lausanne (EPF)» and an M.B.A. from Wharton School of the University of Pennsylvania. He has chaired World Economic Forum USA Inc. since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipment manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996.

Section 3: Remuneration of the Directors and Executive Officers of Bombardier

Remuneration of the Directors of Bombardier

The following table provides the various compensation components to which the members of the Board of Directors of Bombardier are entitled with the exception, however, of Messrs. Pierre Beaudoin, J.R. André Bombardier, Jean-Louis Fontaine and André Navarri.

Type of Fees	Fees (1) From February 1, 2006 to January 31, 2008	As of February 1, 2008 (2)
Annual Retainer		
• Chairman of the Board (3)	$300,000	$300,000
• Board Members (other than the Chairman)	$66,000	$80,000
• Audit Committee Chairman	$20,000	$20,000
• Other Committee Chairman	$10,000	$10,000
• Committee Members (other than the Chairman)	$5,000	$5,000
Fees		
• Board and Committee Attendance Fees	$2,500	$2,500
• Travel Fees (4)	$2,500	$2,500

(1) All of the dollar amounts mentioned above are in Canadian dollars for a director who is a resident of Canada and in US dollars for a director who is not a resident of Canada.

(2) In November 2007, the non-executive director compensation was reviewed and increased to align it with competitive levels. The effective date of these changes is February 1, 2008.

(3) The Chairman of the Board does not receive any other annual retainer fees nor attendance fees.

(4) Every time a non-executive director has a one-way travel time of 3 hours or more from his/her residence, he/she is entitled to travel fees in addition to his/her regular attendance fees.

The following table shows the remuneration earned during the financial year ended January 31, 2008 by the following current non-executive directors of the Corporation who are nominees for election to the Board of Directors.

Financial Year Ended January 31, 2008	Annual Retainer Fees			Attendance Fees						
Non-Executive Director	**Board (1) ($)**	**Committee ($)**	**Total ($)**	**Board (2) ($)**	**Committee ($)**	**Total ($)**	**Travel Fees ($)**	**Total Fees Earned ($)**	**Total Fees Paid in Cash ($)**	**Total Fees Credited in DDSUs (#)**
André Bérard	66,000	18,750	84,750	25,000	47,500	72,500	—	157,250	—	29,949
Janine Bombardier	66,000	—	66,000	25,000	—	25,000	—	91,000	—	17,362
L. Denis Desautels	66,000	25,000	91,000	25,000	35,000	60,000	—	151,000	85,000	12,606 (4)
Jane F. Garvey (3)(5)	16,500	—	16,500	2,500	—	2,500	2,500	21,500	—	4,407
Daniel Johnson	66,000	10,000	76,000	25,000	35,000	60,000	—	136,000	70,000	12,606 (4)
Jean C. Monty	66,000	15,000	81,000	25,000	27,500	52,500	—	133,500	—	25,599
Carlos E. Represas (3)	66,000	10,000	76,000	25,000	32,500	57,500	17,500	151,000	85,000	13,009 (4)
Jean-Pierre Rosso (3)	66,000	11,667	77,667	25,000	22,500	47,500	15,000	140,167	—	27,460
Heinrich Weiss (3)	66,000	10,000	76,000	22,500	22,500	45,000	12,500	133,500	—	26,013

(1) The full amount of the annual Board retainer fees has been credited in Director Deferred Stock Units (as explained below) to every non-executive director, with the exception of Mrs. Jane F. Garvey who was appointed on October 26, 2007.
(2) Two special sessions for the review of the strategic plan, business plan and budget of the Corporation were held during the year.
(3) This non-executive director receives his/her remuneration in US dollars and is also entitled to travel fees of $2,500 for each meeting which he or she attended.
(4) This non-executive director has elected to receive only his annual Board retainer of $66,000 in the form of Director Deferred Stock Units.
(5) Mrs. Jane F. Garvey became a non-executive director on October 26, 2007.

Director Deferred Stock Unit Plan

To encourage the non-executive directors of Bombardier to better align their interests with those of the shareholders by having an investment in the Corporation, a Director Deferred Stock Unit Plan, or the DDSU Plan, was implemented on April 1, 2000; it was amended in 2003, 2006 and 2007.

The DDSU Plan provides that the non-executive directors of Bombardier are required to receive the entirety of their annual Board retainer fees in the form of Director Deferred Stock Units, or DDSUs, until the minimum shares and/or DDSUs holding requirement (as further explained on page 16 of this Management Proxy Circular) is met. Thereafter, they have the option to be paid their annual Board retainer fees in cash or to keep receiving 50% or more of such fees in the form of DDSUs. In addition, the non-executive directors may elect to receive 50% or more of any other remuneration (i.e., attendance fees, fees received by Committee chairs and members and travel fees) in the form of DDSUs.

DDSUs have a value equal to the market value of the Class B subordinate shares of the Corporation at the time DDSUs are credited to each non-executive director. DDSUs take the form of a bookkeeping entry credited to the account of each non-executive director which cannot be redeemed for cash for as long as the non-executive director remains a member of the Board of Directors. All of a non-executive director's DDSUs will, upon request by such non-executive director, be redeemed for cash by Bombardier after he/she ceases to be a member of the Board of Directors; however, failing such request, the redemption of such DDSUs for cash will occur automatically upon the expiry of a period as determined under the DDSU Plan. The value of a DDSU, when redeemed for cash, will be equivalent to the market value of the Class B subordinate shares at the time of the redemption. DDSUs confer the right to receive dividends paid in the form of additional DDSUs at the same rate as the dividend paid on the Class B subordinate shares of Bombardier.

Stock Option Plan for the Benefit of the Non-Executive Directors of Bombardier

Effective October 1, 2003, the stock option plan for the benefit of the non-executive directors of Bombardier, or the Directors' Plan, was abolished. It provided for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 of the Class B subordinate shares of Bombardier. Despite the fact that the Directors' Plan was abolished, it continues to apply to outstanding, unexercised options. As at January 31, 2008, options for a total of 45,000 Class B subordinate shares, which had been previously granted, were still outstanding.The purchase price for the Class B subordinate shares, in respect of any outstanding option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the date on which such option was granted. The purchase price is payable in full at the time the option is exercised.

Each option is first exercisable at any time following the date of granting such option until the expiration of the tenth year following the date of granting of such option, unless the Human Resources and Compensation Committee decides otherwise provided, however, that a non-executive director shall not have purchased more than 20% of the aggregate number of shares covered by his/her option at the expiration of the first year following the date of granting of such option, more than 40% of the aggregate number of shares covered by his/her option at the expiration of the second year following the date of granting of such option, more than 60% of the aggregate number of shares covered by his/her option at the expiration of the third year following the date of granting such option and more than 80% of the aggregate number of shares covered by his/her option at the expiration of the fourth year following the date of granting of such option. However, a non-executive director who, upon the date of his/her mandatory retirement, will have been a director of Bombardier for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his/her option with respect to all the shares for which such option will not then have been exercised.

Options Exercised in the most recently Completed Financial Year

During the financial year ended January 31, 2008, no options were exercised by the non-executive directors of Bombardier to acquire Class B subordinate shares under the Directors' Plan and 35,000 options were cancelled or expired, as the case may be.

Minimum Shares and/or DDSUs Holding Requirement

The Board of Directors of Bombardier believes that it is important that the non-executive directors demonstrate their commitment to Bombardier's growth through their respective shares and/or DDSUs holding.

Effective February 1, 2008, the Board of Directors implemented a minimum shares and/or DDSUs holding requirement pursuant to which each non-executive director has to hold shares and/or DDSUs having a minimum value of $400,000, throughout his/her tenure as a director.

Until a non-executive director meets this minimum shares and/or DDSUs holding requirement, his/her Board annual retainer fees will be entirely credited to him/her in the form of DDSUs. Once the prescribed threshold is met, the non-executive director will have the option to receive his/her annual Board retainer fees in cash or in DDSUs.

Directors' Shares and/or DDSUs Holding Table

The following table provides information on the number and value of the Class A shares and/or Class B subordinate shares of Bombardier and/or DDSUs held by the nominees for election to the Board of Directors of Bombardier, excluding the nominees who are Named Executive Officers (for these nominees, please refer to pages 24 to 26 of this Management Proxy Circular).

Director Name	Year [1]	Number of Shares	Number of DDSUs	Total Value of DDSUs [2]	Total Amount of Share and DDSUs	Total Value of Shares and DDSUs [2]
Non-executive Directors						
André Bérard	2008	5,000	135,981	$673,106	140,981	$697,856
	2007	5,000	106,032	$471,842	111,032	$494,092
	Net change	—	29,949	$201,264	29,949	$203,764
Janine Bombardier	2008	62,013,491	121,841	$603,113	62,135,332	$308,189,628
	2007	62,013,491	104,479	$464,932	62,117,970	$278,284,171
	Net change	—	17,362	$138,181	17,362	$29,905,457
L. Denis Desautels	2008	6,500	69,620	$344,619	76,120	$376,794
	2007	6,500	57,014	$253,712	63,514	$282,637
	Net change	—	12,606	$90,907	12,606	$94,157
Jane F. Garvey [3]	2008	—	4,407	$21,815	4,407	$21,815
	2007	—	—	—	—	—
	Net change	—	4,407	$21,815	4,407	$21,815
Daniel Johnson	2008	1,200	100,180	$495,891	101,380	$501,831
	2007	1,200	87,574	$389,704	88,774	$395,044
	Net change	—	12,606	$106,187	12,606	$106,787
Jean C. Monty	2008	200,000	172,666	$854,697	372,666	$1,844,947
	2007	200,000	147,067	$654,448	347,067	$1,545,198
	Net change	—	25,599	$200,249	25,599	$299,749
Carlos E. Represas	2008	—	73,109	$361,890	73,109	$361,890
	2007	—	60,100	$267,445	60,100	$267,445
	Net change	—	13,009	$94,445	13,009	$94,445
Jean-Pierre Rosso	2008	—	48,727	$241,199	48,727	$241,199
	2007	—	21,267	$94,638	21,267	$94,638
	Net change	—	27,460	$146,561	27,460	$146,561
Heinrich Weiss	2008	—	101,092	$500,405	101,092	$500,405
	2007	—	75,079	$334,102	75,079	$334,102
	Net change	—	26,013	$166,303	26,013	$166,303
Other Nominees – Excluding the Nominees who are Named Executive Officers						
J.R. André Bombardier	2008	65,666,816	—	—	65,666,816	$325,704,750
	2007	65,666,816	—	—	65,666,816	$294,179,362
	Net change	—	—	—	—	$31,525,388
Jean-Louis Fontaine	2008	4,103,937	—	—	4,103,937	$20,355,463
	2007	4,103,937	—	—	4,103,937	$18,385,444
	Net change	—	—	—	—	$1,970,019

(1) The number of the Class A shares and/or Class B subordinate shares and/or DDSUs, as the case maybe, held by each director for 2008 is determined as at January 31, 2008, for 2008 and as at January 31, 2007 for 2007.

(2) The total value is calculated on the basis of the January 31, 2008 and January 31, 2007 closing prices of the Class A shares and Class B subordinate shares on the Toronto Stock Exchange.

(3) Mrs. Jane F. Garvey became a non-executive director on October 26, 2007.

Remuneration of the Executive Officers of Bombardier

Report of the Human Resources and Compensation Committee on Executive Compensation

The Human Resources and Compensation Committee of the Board of Directors of Bombardier, or the HRCC, is responsible for monitoring the compensation policy of Bombardier that rewards the creation of shareholder value and reflects an appropriate balance between the short-term, mid-term and long-term performance of the Corporation and for assessing the performance of its senior executives and determining their compensation. The HRCC also reviews, reports and provides recommendations to the Board of Directors on succession planning matters.

As of January 31, 2008, the HRCC consisted of 4 independent directors, namely Mr. Jean C. Monty who is its Chairman, and Messrs. André Bérard, Carlos E. Represas and Heinrich Weiss. None of them is an active chief executive officer with a publicly-traded entity. They each have experience in executive compensation as either a former chief executive officer of a publicly-traded corporation or a senior executive officer who had executive responsibility for very sizeable businesses or the current owner and chief executive officer of an international private holding corporation. The Board of Directors of Bombardier believes that the members of the HRCC collectively have the knowledge, experience and background required to fulfill their mandate.

The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President, Human Resources and Public Affairs, Mr. John Paul Macdonald, also attend the meetings of the HRCC, but they do not have the right to vote on any matter before the HRCC. They do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate.

The HRCC held six meetings during the financial year ended January 31, 2008. The table below outlines the main activities of the HRCC during the financial year.

Agenda Items	
• CEO's objectives and mandate • Approval of CEO compensation and salary increases for senior officers • Annual incentives: review and approval of plan design for the fiscal year starting February 1st • Selection of compensation consultant	February, 2007
• Review of CEO performance • Annual incentives: review of plan results and approval of payments for the fiscal year ended January 31st • Review and approval of the proxy disclosure (section on executive compensation) • Review and approval of long-term incentive programs and modifications to be submitted for shareholders' approval, if any	March, 2007
• Annual stock options and PSUs grants – review and approval • Review of health and safety performance and action plan for current year	May, 2007
• Succession planning review • Health and safety compliance audit reviews	October, 2007
• Review of executive total compensation policy competitiveness and approval of any modifications • Approval of salary scale and budget increases for fiscal year starting February 1st	November, 2007
• Appointments, total compensation, other terms and conditions and termination settlements • Modifications to existing pension plans and implementation of new plans	As required

Independent consultant

The HRCC has the authority to retain any independent consultants to advise its members on total compensation policy matters, including fixing their fees and the terms and conditions of their engagement.

In 2007, the HRCC engaged in a process to select an outside consulting firm specialized in executive compensation matters. As a result, Towers Perrin, a recognized independent external consulting firm, was retained to provide advice and guidance to the HRCC. The services of Towers Perrin include conducting a comprehensive review of senior executive compensation relative to best market practices and providing its expertise with respect to the trends and practices on executive compensation to the HRCC. Towers Perrin reports directly to the HRCC on these matters. The decisions made by the HRCC are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Towers Perrin. The HRCC reviewed both the mandate and performance of Towers Perrin, and found both to be satisfactory.

Towers Perrin earned the following fees during the financial year ended January 31, 2008:

Towers Perrin's Mandates	Towers Perrin's Fees
HRCC Mandates (executive compensation)	$206,000
Bombardier Mandates (mainly actuarial valuation for funding and accounting purposes related to pension and benefit plans)	$3,813,000
Total Fees	**$4,019,000**

At its meeting of April 1, 2008, the HRCC has adopted a policy whereby the HRCC will pre-approve additional work of a material nature assigned to external executive compensation consultant and the HRCC will not approve any such work that, in its view, could compromise the independence of an external compensation consultant as advisor to the HRCC.

Succession planning for the Chairman of the Board and Chief Executive Officer

The HRCC was informed that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, made the decision to relinquish, during 2008, his responsibilities as Chief Executive Officer of Bombardier which he has assumed since December 2004. As a result, during 2007, the HRCC engaged in a succession planning process which led to the selection by the Board of Directors of Bombardier of Mr. Pierre Beaudoin, currently President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President, to become President and Chief Executive Officer of the Corporation on Wednesday, June 4, 2008, following the annual meeting of the shareholders. Mr. Laurent Beaudoin will, however, retain his responsibilities as Chairman of the Board of Bombardier. Theses changes were publicly disclosed by a press release issued on November 28, 2007.

Leadership development and management succession

Bombardier remains committed to the continued development of leaders at all levels in its organization to drive the long term business success of the Corporation. Its efforts are anchored by the performance management process (PMP) which directly links the achievement of business objectives with the personal development of leaders across the organization. The feedback and performance evaluation that leaders receive as part of the PMP become key discussion points for subsequent leadership development review and management succession sessions which identify overall leadership quality and depth, succession candidates for key positions, review of high potential employees and progress on development plans. The management succession plan process originates in each operating group, that is Bombardier Aerospace and Bombardier Transportation, and, after a series of escalating reviews, culminates in a detailed and integrated assessment of the leadership status by Bombardier senior management. This program is further reinforced by formal periodic talent reviews by the Chairman of the Board and Chief Executive Officer, the respective Group Presidents and the Group Vice Presidents for Human Resources, of the development plans of the organization's top 80 leaders. Three of these talent review sessions were held for each operating group during 2007 in conjunction with regularly scheduled operational reviews. A summary of the full management succession plan was presented to the Board of Directors in February 2008. The HRCC monitors progress on the action plans identified in this plan on a regular basis.

Compensation policy of Bombardier

The compensation policy of Bombardier is designed to maximize the overall performance of the Corporation through the related individual performance of its senior executives. The overall goals of the policy are to attract, retain and motivate the senior executives in order to increase business performance and enhance shareholder value which support the pay-for-performance commitment of Bombardier. During the financial year ended January 31, 2008, the HRCC reviewed and approved the Corporation's executive compensation policy and its application to senior executives based on the recommendation of Towers Perrin and in line with best market practices.

Bombardier's executive compensation policy focuses on total compensation: base salary, short-term incentives, mid-term and long-term incentives, pension, benefits and perquisites. Each of these components is considered in the benchmarking of the senior executive positions with the market. The Corporation's philosophy is to position the total executive compensation package at the median (50th percentile) of local markets.

In 2007, the annual benchmarking was performed by Towers Perrin who was responsible for the gathering of comparator information relevant to Bombardier's executive positions. The composition of the comparator group is reviewed every year to ensure its continued relevance.

In addition to market benchmarking reviews, contemplated modifications to compensation policy or programs are validated through a stress-testing process. An analysis is conducted to demonstrate to the HRCC that the revised design should provide appropriate results in future years. For example, in 2007, the introduction of a new performance metric in the design of the annual incentive plan for Bombardier Aerospace was approved as a result of a demonstration of what the revised incentive plan would have paid out in the past multi-year performance period, based on each year's actual financial performance, as well as under various projections of results based on future years anticipated performance scenarios.

Base salary

Senior executive positions are benchmarked with positions of similar responsibility in their respective local markets. For example, executive positions based in Germany are compared with similar positions in German companies comparable in size and complexity with Bombardier. For Canadian-based positions, the following table provides an overview of the characteristics of the 2007 Canadian comparator group as compared to Bombardier.

Criteria	Bombardier	Canadian Comparator Group	
Industry	Manufacturing	Large Canadian autonomous public companies with international operations	
		Median	75th Percentile
Revenues (USD)	$15.0 B	$11.3 B	$20.5 B
Number of employees	56,000	43,000	64,000
Assets (USD)	$18.6 B	$20.1 B	$28.9 B

Short-term incentive plans

The philosophy of Bombardier is to link the incentive plans for its employees to the overall performance of the Corporation and business units.

The objective of the short-term incentive plan is to motivate employees to achieve and surpass the financial objectives approved by the Board of Directors of Bombardier at the beginning of each financial year. The metrics used for this plan are essentially based on financial results.

At its meeting of February 19, 2007, the HRCC approved the financial drivers of the short-term incentive plan for the financial year ended January 31, 2008. In accordance with the respective management recommendation for each operating group, the bonus targets for Bombardier Aerospace were based on earnings before interest and taxes, or EBIT, and net utilized assets, or NUA, while the bonus targets for Bombardier Transportation were based on EBIT and free cash flow. These targets are set in order to maximize shareholder return and in light of a market assessment of direct competitors' executive compensation. During the year, a periodic review of the activities of each operating group was made in order to monitor its financial and operational performance against the objectives that it had to meet for the year. For the Corporate Office, the bonus targets were based on a blended average of the Bombardier Aerospace and Bombardier Transportation results as well as individual objectives for a limited number of officers at the Corporate Office. The weightings for the short-term incentive plan for the financial year ended January 31, 2008 were as follows:

Objectives		
Bombardier Aerospace	**Bombardier Transportation**	**Corporate Office** (1)
50% EBIT of the group and the divisions	50% EBIT of the group	50% Bombardier Aerospace objectives
50% NUA of the group and the divisions	50% Free Cash-Flow of the group	50% Bombardier transportation objectives

(1) For a limited number of executive officers at the Corporate Office, their bonus targets were allocated 45% on Bombardier Aerospace objectives, 45% on Bombardier Transportation objectives and 10% on individual objectives.

The plan specifies the target and maximum annual bonus as a percentage of base salary. These percentages vary based on the level of the position held, and the payout potential can reach twice the target. The plan restricts the total bonus envelope to a predetermined percentage of EBIT for Bombardier Aerospace and Bombardier Transportation respectively. If the predetermined financial objectives are not met, all bonuses payable are proportionately reduced to remain within the limits of the bonus envelope. Accordingly, no bonus would be paid if EBIT for the year is null or negative.

At its meeting of April 1, 2008, the HRCC has reviewed and approved the bonus payable for the financial year ended January 31, 2008, based on the following results:

- Bombardier Aerospace exceeded both EBIT and net utilized asset targets.
- Bombardier Transportation partially attained its EBIT target and exceeded its free cash flow target.
- Corporate Office payout to eligible employees was based on the average results for Bombardier Aerospace and Bombardier Transportation and individual objectives.

Deferred Stock Unit Plan for Senior Officers

Under the Deferred Stock Unit Plan for Senior Officers, or the DSU Plan, introduced in respect of the financial year ended January 31, 2005, designated senior officers are given the opportunity to receive all or a portion of the cash bonus awarded to them in respect of a financial year, if any, in the form of Deferred Stock Units, or DSUs. The number of DSUs credited to a senior officer who elects to participate in this plan is based on the value of the Class B subordinate shares of Bombardier, this value being determined in accordance with the terms of the plan. In addition, when Bombardier pays out dividends on the Class B subordinate shares, additional DSUs are credited to the account of the participating senior officer. Upon the senior officer ceasing to be a senior officer (as a result of retirement, death, permanent disability, termination, or otherwise), the DSUs are automatically redeemed and converted to cash on the basis of the market value of the Class B subordinate shares when the conversion takes place.

Mid-term and long-term incentive plans

The mid-term and long-term incentive plans objectives of Bombardier are to align its management's interest with shareholder value growth and to retain key talent.

Prior to 2005, the long-term incentive plan offered to key employees of the Corporation and its subsidiaries consisted only of the Stock Option Plan. In 2005, upon the recommendation of the HRCC, the Board of Directors approved a new mid-term incentive plan, the Performance Share Unit Plan, or the PSU Plan. The criteria pursuant to which stock options are to be granted under the Stock Option Plan were also reviewed at the same time. The size of option grants to be awarded to executives was reduced in order to take into account the value of the performance share units they would receive. A description of the PSU Plan and the Stock Options Plan is provided on pages 20 to 22 of the Management Proxy Circular.

The role of the HRCC is to review the provisions of the mid-term and long-term incentive plans and, if required, to make appropriate recommendations to the Board of Directors to modify them. It also determines the size of grants to be awarded by the Board of Directors to executives. Mid-term and long-term incentives are granted on an annual basis, based on benchmark data of the comparator group and on individual performance. As a general rule, the number of PSUs and stock options granted to each participant is based on a grant guideline that is related to the employee's management level in Bombardier and its subsidiaries.

At its meeting of March 26, 2007, the Board of Directors, upon the recommendation of the HRCC, approved the Stock Option Plan and PSU Plan parameters for the 2007-2008 financial year and the aggregate number of stock options and PSUs to be granted. At its meeting of May 28, 2007, the Board of Directors, upon the recommendation of the HRCC, approved the stock options and PSUs to be granted to each executive. These stock options and PSUs were granted on June 5, 2007.

Performance Share Unit Plan

The purpose of the PSU Plan is to reward key employees of the Corporation and its subsidiaries who make a particular contribution to the creation of economic value for Bombardier and its shareholders.

Key employees may be granted Performance Share Units, or PSUs, which represent the right to receive Class B subordinate shares of Bombardier on the vesting date upon the attainment of specified performance objectives. The vesting date is to be determined at the date of the grant and will not exceed three years of such date. PSUs vest if the average Return on Equity, or ROE, over that period reaches specific targets approved by the HRCC. PSUs shall expire on the vesting date if the minimum ROE target is not met. The number of Class B subordinate shares which may be delivered upon a vesting date could be increased if the ROE targets are exceeded. The approved targets and payout ranges for PSUs granted since 2005 are presented in the Pay-for-Performance Table on page 23 of this Management Proxy Circular. The PSU Plan is not dilutive in that PSUs are settled in Class B subordinate shares of Bombardier purchased on the secondary market. Following each grant, each PSU participant will give irrevocable instructions to the PSU Plan trustee to deliver to him/her Class B subordinate shares or an amount in cash, representing the value of such shares sold by the trustee on behalf of the PSU participant on the market, if vesting conditions are met. For the PSUs vesting in June 2008, 192 employees and executives have elected to receive cash instead of shares, and accordingly have requested the PSU Plan trustee to sell the Class B subordinate shares to which they are entitled on the market.

The Board of Directors of Bombardier may, subject to receiving regulatory approvals, if required, amend or terminate the PSU Plan. No such amendment or termination shall alter or impair any rights of a PSU holder previously granted without the consent of such PSU holder.

PSUs may vest or terminate prior to the vesting date in certain circumstances, including:

- if the holder voluntarily resigns or is dismissed for cause, PSU grants shall expire; or
- if a PSU holder retires on or after age 55 and with 5 or more years of service with Bombardier or is dismissed without cause, the size of the grants will be reduced in proportion of the length of service between the award date and the date of departure to the length of the total period between the award and vesting dates; or
- if the PSU holder retires on or after age 60 and with 5 or more years of service with Bombardier, dies or becomes disabled, the size of the grant shall not be affected by any of these events.

Stock Option Plan

The purpose of the Stock Option Plan is to reward executives of the Corporation and its subsidiaries with an incentive to enhance shareholder value by providing them with a form of compensation that is tied to increases in the market value of Bombardier's Class B subordinate shares.

The Stock Option Plan provides for the granting to participants of non-assignable options to purchase an aggregate number of Class B subordinate shares of the Corporation which may not exceed 133,782,688. Bombardier's annual grant of stock options is within a 1% dilution limit. The Stock Option Plan further provides that the number of shares reserved for issuance shall not exceed 10% of all the issued and outstanding Class A shares and Class B subordinate shares combined. It also provides that no single person may hold options to acquire shares representing more than 5% of all the issued and outstanding Class A shares and Class B subordinate shares combined. In addition, in any given 1-year period, insiders and their associates may not be issued under the Stock Option Plan a number of shares exceeding 5% of all the issued and outstanding Class A shares and Class B subordinate shares combined. Furthermore, as of April 30, 2003, the number of Class B subordinate shares reserved for issuance to insiders under the Stock Option Plan was fixed at 26,910,324.

In 2007, certain administrative amendments to the Stock Option Plan were approved, including amendments in accordance with the Toronto Stock Exchange Staff Notice 2005-0001.

As at April 2, 2008, 31,742,467 Class B subordinate shares had been issued and 59,831,846 Class B subordinate shares remained issuable under future option grants pursuant to the Stock Option Plan representing, respectively, 1.81% and 3.41% of all the issued and outstanding Class A shares and Class B subordinate shares combined. In addition, 42,208,375 Class B subordinate shares are issuable under options already granted (i.e., unexercised options that have neither expired nor been cancelled), representing 2.41% of all the issued and outstanding Class A shares and Class B subordinate shares combined.

The exercise price is equal to the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the 5 trading days immediately preceding the day on which an option is granted.

Stock options granted prior to June 2003 are conventional options with a term of 10 years and they vest at the rate of 25% at the end of the second, the third, the fourth and the fifth anniversary of the date of grant.

Stock options granted since June 2003 are performance options with a term of 7 years and they vest at the rate of 25% at the end of the first, second, third and fourth anniversary of the date of grant, if performance vesting criteria are met. According to this additional requirement, an optionee may exercise his/her option only if, within the 12-month period preceding the first vesting date, the weighted average trading price of Class B subordinate shares on the Toronto Stock Exchange, during a period of 21 consecutive trading days, is greater than or equal to a target price threshold established at the time of grant. If, within such 12-month period, the target price threshold criteria is not met, then the optionee may exercise such option upon the same terms and conditions and with the target price threshold applicable to the next vesting tranche (i.e., 25%). If the final target price threshold criteria is not met within the last 12-month period established with respect to a particular option grant, then the optionee may exercise such options if, at any time after that 12-month period, the final target price threshold criteria is met within the remaining term of the option. Furthermore, once the target price threshold criteria for any particular vesting tranche is met in accordance with the above, the optionee may exercise these options notwithstanding any further variation in the weighted average trading price of the Class B subordinate shares. The approved target price thresholds for options granted during 2007, 2006 and 2005 are presented in the Pay-for-Performance Table on page 23 of this Management Proxy Circular.

Upon exercise, the optionee shall remain the direct owner of at least 25% of the number of shares purchased for a period of at least 1 year following the date of exercise.

Since June 2005, the management level as of which a key employee becomes entitled to be granted a stock option was raised and the recommended size of the grant was reduced in connection with the introduction of the PSU Plan.

The Code of Ethics and Business Conduct of Bombardier provides that employees shall only trade on Bombardier shares within predetermined trading periods and shall not trade on Bombardier shares if they are aware of undisclosed material information. Optionees are instructed to exercise their stock options within these trading periods. In addition, the Code also provides that under no circumstances shall any employee engage in hedging activity or in any form of transactions of publicly traded options on Bombardier shares, or any other form of derivatives relating to Bombardier shares, including "puts" and "calls". Furthermore, no employee of Bombardier shall sell Bombardier shares that he/she does not own (a "short sale"). According to these rules, optionnes are not authorized to monetize their stock options at any time.

For stock options granted since 2002 and in the circumstances detailed below, optionees must exercise them prior to the applicable expiration date and:

- in the case of "normal" retirement, stock options must be exercised during the 3 years following the date on which retirement commenced and the regular vesting rules continue to apply during this 3-year period; or
- in the case of early retirement authorized under an approved retirement plan and authorized leave of absence (including for sickness), stock options must be exercised within 1 year following the date on which the early retirement or authorized leave of absence commenced and, as of and from the date of early retirement or authorized leave of absence, the optionee's stock options are "frozen" and do not continue to vest; or
- in the case of death, the legal representatives of the deceased optionee must exercise all stock options within 60 days commencing on the later of the date of death and the date of receipt of all required succession duty releases (if applicable), and, as of and from the date of death, the deceased optionee's stock options are "frozen" and do not continue to vest; or
- in the event of termination of employment or resignation by an optionee, such person's stock options shall terminate on the date of termination or resignation, as the case may be, unless otherwise determined by the HRCC.

In each of the above cases, all stock options that are not exercised prior to the end of the relevant period shall be deemed to have lapsed.

No stock option or any right in respect thereof may be transferred or assigned other than by will or in accordance with the laws of succession, and no stock option may be exercised by anyone other than the optionee during his or her life. The Board of Directors of Bombardier may, subject to receiving the required regulatory approvals, amend or terminate the Stock Option Plan; however, no such amendment or termination shall affect the terms and conditions applicable to unexercised stock options previously granted without the consent of the relevant optionees, unless the rights of such optionees shall have been terminated or exercised at the time of the amendment or termination.

Pension plan, benefits and perquisites

The objective of Bombardier is to provide pension, benefits and perquisites at the median of the comparator group. The Corporation offers a limited number of perquisites, such as a company provided car and financial counselling to certain executives. External consultants are used to evaluate the pension, benefits and perquisites offered by the Corporation to its senior executives and compare these results with the data of the comparator group. More information about the pension plan costs and features is available on pages 31 and 32 of this Management Proxy Circular.

Relative weighting of each compensation component

The relative weighting of each component of direct compensation is aligned with each executive's ability to influence the short- and long-term performance of Bombardier.

The following table sets forth the percentage of each component for senior executives' total direct compensation package based on the above stated compensation policy and the achievement of target performance during the financial year ended January 31, 2008.

Position	Base Salary	Short-Term Incentive	Mid-Term and Long-Term Incentive	Other Compensation
Chairman of the Board and Chief Executive Officer	0%	64%	0%	36% (1)
Group Presidents	32%	29%	39%	0%
Senior Vice Presidents	37%	33%	30%	0%
Vice Presidents	47%	28%	25%	0%

(1) Retirement pension benefits and annual retainer fees as Chairman of the Board.

Pay-for-Performance Table

The following table sets forth the impact of the financial performance of Bombardier on the total compensation earned by the senior executives of Bombardier during the financial year ended January 31, 2008.

Compensation component	Performance objectives	Results
Annual Incentive • Bombardier Aerospace (BA) • Bombardier Transportation (BT) • Corporate Office	**Payout ranges within 0% – 200% of target, based on:** • EBIT and Net Utilized Assets of BA • EBIT and Free Cash Flow of BT • Combination of BA and BT objectives plus individual objectives	• 200% of target attained • 94% of target attained • 147% of target attained
Performance Share Units	**Vesting at end of 3 years requires that 3-year average ROE is within or above target zone (PSUs expire if ROE is below threshold):** • For PSUs granted in 2005-2006: payout ranges within 0% – 130% of grant based on actual ROE results • For PSUs granted in 2006-2007: payout ranges within 0% – 150% of grant based on actual ROE results • For PSUs granted in 2007-2008: payout ranges within 0% – 150% of grant based on actual ROE results	• ROE exceeded target for the full 3-year grant cycle • ROE exceeded target for the first 2 years of the grant cycle • ROE exceeded target for the first year of the grant cycle
Stock Options	**Performance vesting requires that the target price threshold for Class B subordinate shares reaches:** • $4.00 for options granted in 2005-2006 • $4.50 for options granted in 2006-2007 • $6.00 for options granted in 2007-2008	• Target price threshold attained • Target price threshold attained • Target price threshold attained

Chief Executive Officer's compensation

The individual performance of the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is measured against the objectives approved annually by the HRCC. These objectives include both financial and non-financial metrics.

Since October 1, 2003, Mr. Beaudoin has received the pension to which he is entitled under the Corporation's basic and supplemental pension plans for senior executives. As Chairman of the Board, he has also been paid annual retainer fees of $300,000 for the financial year ended January 31, 2008 but he has not received any other annual retainer fees nor attendance fees. A description of Mr. Laurent Beaudoin's compensation is set out in the Summary Compensation Table on page 28 of this Management Proxy Circular.

At its meeting of March 26, 2007, the HRCC reviewed an incentive compensation proposal for Mr. Laurent Beaudoin, in view of his responsibilities as Chief Executive Officer. The overall value of this compensation package was set so that the sum of his annual pension and such annual incentive was within total compensation benchmarks for comparable positions in the marketplace. The annual incentive was targeted at $2,500,000 for the financial year ended January 31, 2008 and it was determined primarily as a function of specific financial targets for 75% of the annual incentive and the 25% of the incentive amount was determined to be a function of specific strategic objectives. The resulting annual incentive payment is to be paid either in cash or in DSUs, at the option of Mr. Laurent Beaudoin. At its meeting of April 1, 2008, based on its assessment, the HRCC has agreed to recommend to the Board of Directors, a $3,675,000 annual incentive compensation payment to Mr. Laurent Beaudoin for the financial year ended January 31, 2008. He has elected to receive this sum in the form of DSUs as shown in the Summary Compensation Table on page 28 of this Management Proxy Circular.

The following total compensation value table summarizes Mr. Laurent Beaudoin's total compensation value as established by the HRCC for the financial years ended January 31, 2008, 2007 and 2006. It also provides a summary of the aggregate holdings of shares, DSUs, PSUs and stock options held by him as at January 31, 2008, 2007 and 2006.

Total Compensation Value Table

Laurent Beaudoin Chairman of the Board and Chief Executive Officer

Since Mr. Laurent Beaudoin's appointment as Chairman of the Board and Chief Executive Officer of the Corporation on December 13, 2004, Bombardier's equity market capitalization has increased from $4.586 billion as of January 31, 2005 to $8.570 billion as of January 31, 2008. Mr. Beaudoin's total compensation for this same period was $11.6 million which represents 0.29% of the increase in market capitalization over these 3 years.

Compensation for the years ended January 31,	2008	2007	2006
Base Salary (1)	—	—	—
Annual Incentive (1)	3,675,000	2,285,000	1,400,000
Other Annual Compensation: (1) • Annual Pension Benefits • Annual Retainer as Chairman of the Board	 1,115,703 300,000	 1,115,703 300,000	 1,115,703 300,000
Performance Share Units (PSUs)	—	—	—
Stock Options	—	—	—
Annual Pension Service Cost	—	—	—
Total Compensation	**5,090,703**	**3,700,703**	**2,815,703**

Aggregate Holding and Value of Shares, DSUs, PSUs and Stock Options

As at January 31,	2008		2007		2006	
	(#)	($) (2)	(#)	($) (2)	(#)	($) (2)
Shares						
• Class A	13,052,944	64,742,602	11,126,951	49,848,740	9,626,951	29,073,392
• Class B Subordinate	812,500	4,021,875	2,738,493	12,186,294	4,238,493	12,630,709
DSUs	887,205 (3)	4,391,665	400,000 (3)	1,780,000	—	—
PSUs	—	—	—	—	—	—
Stock Options (4)						
• Exercisable	2,000,000	—	2,000,000	—	6,000,000	—
• Unexercisable	—	—	—	—	—	—
Total	**16,752,649**	**73,156,142**	**16,265,444**	**63,815,034**	**19,865,444**	**41,704,101**

(1) Please refer to the Summary Compensation Table on page 28 of this Management Proxy Circular.
(2) Value calculated on the basis of the closing price of the Class A shares and Class B subordinate shares of Bombardier on the Toronto Stock Exchange on January 31, 2008, 2007 and 2006.
(3) Represents the cumulative number of DSUs granted to Mr. Laurent Beaudoin following his election in respect of his earned annual incentive amounts for financial year ended January 31, 2007 and January 31, 2006 paid to him in the form of DSUs as mentioned in note (4) of the Summary Compensation Table on page 28 of this Management Proxy Circular.
(4) Please refer to the table Exercised and Unexercised Stock Options for the Financial Year Ended January 31, 2008 on page 30 of this Management Proxy Circular.

Total Compensation Value Tables for the other Named Executive Officers of Bombardier

The following total compensation value tables summarize the total compensation value for the other Named Executive Officers of Bombardier, namely Messrs. Pierre Beaudoin, André Navarri, Pierre Alary and Carroll L'Italien, as presented in the Summary Compensation Table on page 28 of this Management Proxy Circular, for the financial years ended January 31, 2008, 2007 and 2006. These tables also provide a summary of the aggregate holdings of DSUs, PSUs and stock options held by each one of them as at January 31, 2008, 2007 and 2006 (the footnotes for the tables below are on page 26 of this Management Proxy Circular).

Total Compensation Value Table

Pierre Beaudoin **President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President**

Compensation for the years ended January 31,	2008	2007	2006
Base Salary (1)	1,100,000	1,050,000	1,000,000
Annual Incentive (1)	1,980,000	393,750	735,000
Other Annual Compensation (1)	—	—	—
Performance Share Units (2) (PSUs)	842,500	592,000	298,000
Stock Options (3)	675,000	1,115,000	141,000
Annual Pension Service Cost (4)	350,000	317,000	243,000
Total Compensation	**4,947,500**	**3,467,750**	**2,417,000**

Aggregate Holding and Value of DSUs, PSUs and Stock Options

As at January 31,	2008		2007		2006	
	(#)	($) (5)	(#)	($) (5)	(#)	($) (5)
DSUs	—	—	—	—	—	—
PSUs (6)	350,000	1,732,500	200,000	890,000	100,000	298,000
Stock Options (7)						
• Exercisable	1,500,000	983,000	1,037,500	269,000	675,000	0
• Unexercisable	950,000	948,000	1,012,500	987,000	975,000	141,000
Total	**2,800,000**	**3,663,500**	**2,250,000**	**2,146,000**	**1,750,000**	**439,000**

Total Compensation Value Table

André Navarri **President of Bombardier Transportation and Executive Vice President**

Compensation for the years ended January 31,	2008 (8)	2007 (8)	2006 (8)
Base Salary (1)	1,268,350	1,166,673	1,153,588
Annual Incentive (1)	1,078,351	1,004,926	1,038,508
Other Annual Compensation (1)	—	—	—
Performance Share Units (2) (PSUs)	842,500	592,000	298,000
Stock Options (3)	425,000	952,500	141,000
Annual Pension Service Cost (4)	374,000	399,000	384,000
Total Compensation	**3,988,201**	**4,115,099**	**3,015,096**

Aggregate Holding and Value of DSUs, PSUs and Stock Options

As at January 31,	2008		2007		2006	
	(#)	($) (5)	(#)	($) (5)	(#)	($) (5)
DSUs	—	—	—	—	—	—
PSUs (6)	350,000	1,732,500	200,000	890,000	100,000	298,000
Stock Options (7)						
• Exercisable	541,000	609,875	269,000	155,250	97,000	—
• Unexercisable	947,000	908,625	819,000	938,250	591,000	141,000
Total	**1,838,000**	**3,251,000**	**1,288,000**	**1,983,500**	**788,000**	**439,000**

Total Compensation Value Table

Pierre Alary Senior Vice President and Chief Financial Officer

Compensation for the years ended January 31,	2008	2007	2006
Base Salary (1)	588,000	560,000	540,000
Annual Incentive (1)	779,335	442,512	445,500
Other Annual Compensation (1)	—	—	—
Performance Share Units (2) (PSUs)	347,000	296,000	149,000
Stock Options (3)	287,500	385,250	47,000
Annual Pension Service Cost (4)	173,000	155,000	121,000
Total Compensation	**2,174,835**	**1,838,762**	**1,302,500**

Aggregate Holding and Value of DSUs, PSUs and Stock Options

As at January 31,	2008		2007		2006	
	(#)	($) (5)	(#)	($) (5)	(#)	($) (5)
DSUs (9)	105,839	523,903	105,839	470,894	105,839	315,400
PSUs (6)	160,000	792,000	100,000	445,000	50,000	149,000
Stock Options (7)						
• Exercisable	518,750	396,188	375,000	103,750	250,000	—
• Unexercisable	356,250	323,563	350,000	328,500	350,000	47,000
Total	**1,140,839**	**2,035,653**	**930,839**	**1,348,234**	**755,000**	**511,400**

Total Compensation Value Table

Caroll L'Italien Senior Vice President and Chief Talent Officer (retired as at January 31, 2008)

Compensation for the years ended January 31,	2008	2007	2006
Base Salary (1)	525,000	525,000	525,000
Annual Incentive (1)	695,835	414,855	433,125
Other Annual Compensation (1)	—	—	—
Performance Share Units (2) (PSUs)	40,000	236,800	119,200
Stock Options (3)	210,000	345,400	47,000
Annual Pension Service Cost (4)	204,000	194,000	175,000
Total Compensation	**1,674,835**	**1,716,055**	**1,299,325**

Aggregate Holding and Value of DSUs, PSUs and Stock Options

As at January 31,	2008		2007		2006	
	(#)	($) (5)	(#)	($) (5)	(#)	($) (5)
DSUs (9)	102,892	509,315	102,892	457,869	102,892	306,618
PSUs (6)	80,000	396,000	80,000	356,000	40,000	119,200
Stock Options (7)						
• Exercisable	850,000	334,900	700,000	101,800	575,000	—
• Unexercisable	250,000	267,500	300,000	290,600	325,000	47,000
Total	**1,282,892**	**1,507,715**	**1,182,892**	**1,206,269**	**1,042,892**	**472,818**

(1) Please refer to the Summary Compensation Table on page 28 of this Management Proxy Circular.
(2) Annual variation of the PSU portfolio value for the financial years ended January 31, 2008, 2007 and 2006 based on target performance for each grant as shown in note (3) of the Summary Compensation Table on page 28 of this Management Proxy Circular.
(3) Annual variation of the stock option portfolio value for the financial years ended January 31, 2008, 2007 and 2006 as shown in the table Exercised and Unexercised Stock Options Financial Year Ended January 31, 2008 on page 30 of this Management Proxy Circular.
(4) Please refer to the Supplemental Pension Disclosure table on page 32 of this Management Proxy Circular.
(5) Value calculated on the basis of the closing price of Class B subordinate shares on the Toronto Stock Exchange: $4.95 on January 31, 2008, $4.45 on January 31, 2007 and $2.98 on January 31, 2006.
(6) Please refer to note (3) of the Summary Compensation Table on page 28 of this Management Proxy Circular.
(7) Please refer to the table Exercised and Unexercised Stock Options Financial Year Ended January 31, 2008 on page 30 of this Management Proxy Circular.
(8) For Mr. André Navarri, exchange rates of CAN $1.4663, CAN $1.4337 and CAN $1.4889 were used for conversion of euros into Canadian dollars for fiscal years ended on January 31, 2008, 2007 and 2006 respectively.
(9) For the financial year ended January 31, 2005, the bonus payable to certain senior corporate officers was paid, on April 29, 2005, 50% in cash and 50% in the form of share units. The number of share units granted on that date was based on the dollar amount of the portion of the bonus payable in share units divided by the closing price on the Toronto Stock Exchange of the Class B subordinate shares on the date of grant. The units will be converted into cash payments on the third anniversary of the date of grant based on the closing price on the Toronto Stock Exchange of the Class B subordinate shares on that date.

Summary

The HRCC is satisfied that Bombardier's current executive compensation policies, programs and levels of compensation are aligned with Bombardier's performance and reflect competitive market practices. The HRCC is confident that these policies and programs allow Bombardier to attract, retain and motivate talented executives while adding shareholder value. The HRCC fully understands the long-term implications of executive employment agreements and the limitations that these agreements may impose on changing the compensation mix.

The Chairman of the HRCC, Mr. Jean C. Monty, will be available to answer questions relating to Bombardier's executive compensation matters at annual meeting of shareholders, on Wednesday, June 4, 2008.

Submitted on April 1, 2008, by the Human Resources and Compensation Committee of the Board of Directors of Bombardier.

Jean C. Monty, Chairman

André Bérard   Carlos E. Represas   Heinrich Weiss

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for (i) the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, (ii) the Senior Vice President and Chief Financial Officer, Mr. Pierre Alary, and (iii) the three most highly compensated corporate management executive officers of Bombardier namely, the President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President, Mr. Pierre Beaudoin, the President of Bombardier Transportation and Executive Vice President, Mr. André Navarri, and the Senior Vice President and Chief Talent Officer, Mr. Carroll L'Italien (retired as of January 31, 2008) all of whom are collectively referred to as the "Named Executive Officers" of the Corporation in this Management Proxy Circular), for services rendered in all capacities during the financial years ended January 31, 2008, 2007 and 2006. This information includes base salaries, bonus awards, the dollar amount of PSUs or DSUs, as the case may be, granted and certain other forms of compensation, whether actually paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	Financial Year Ended January 31	Salary ($)	Bonus ($) (1)	Other Annual Compensation ($) (2)	Securities Under Options Granted (#)	Performance Share Units (PSUs) ($) (3)	LTIP Payouts ($)	All Other Compensation ($)
Laurent Beaudoin Chairman of the Board and Chief Executive Officer	2008 2007 2006	— — —	3,675,000 (4) 2,285,000 (4) 1,400,000 (4)	1,415,703 (5) 1,415,703 (5) 1,415,703 (5)	— — —	— — —	— — —	— — —
Pierre Beaudoin President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President	2008 2007 2006	1,100,000 1,050,000 1,000,000	1,980,000 393,750 735,000	— — —	400,000 400,000 300,000	910,500 325,000 250,000	— — —	— — —
André Navarri President of Bombardier Transportation and Executive Vice President	2008 2007 2006	1,268,350 (6) 1,166,673 (6) 1,153,588 (6)	1,078,351 (6) 1,004,926 (6) 1,038,508 (6)	— — —	400,000 400,000 300,000	910,500 325,000 250,000	— — —	— — —
Pierre Alary Senior Vice President and Chief Financial Officer	2008 2007 2006	588,000 560,000 540,000	779,335 442,512 445,500	— — —	150,000 125,000 100,000	364,200 162,500 125,000	— — —	— — —
Carroll L'Italien Senior Vice President and Chief Talent Officer	2008 2007 2006	525,000 525,000 525,000	695,835 414,855 433,125	— — —	100,000 100,000 100,000	— 130,000 100,000	— — —	— — —

(1) Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned.

(2) The value of benefits not exceeding $50,000 or 10% of the sum of salary and bonuses has been omitted.

(3) The amounts shown represent awards issued under the PSU Plan valued, as of the date of grant, on a share price of $6.07 for 2008 which was the closing price on the Toronto Stock Exchange of the Class B subordinate shares on June 5, 2007. For 2007 and 2006, the share prices were $3.25 and $2.50 respectively. The number of PSUs granted to each Named Executive Officer for 2007 is presented on page 29 of this Management Proxy Circular. The aggregate number of PSUs held by each Named Executive Officer and their value at January 31, 2008, based on the Class B subordinate share price of $4.95, was: 0 ($0) by Mr. Laurent Beaudoin; 350,000 ($1,732,500) by Mr. Pierre Beaudoin; 350,000 ($1,732,500) by Mr. André Navarri; 160,000 ($792,000) by Mr. Pierre Alary; and 80,000 ($396,000) by Mr. Carroll L'Italien. The PSU Plan is described on pages 20 and 21 of this Management Proxy Circular.

(4) These amounts were paid under the DSU Plan in the form of DSUs as follows: 555,975 DSUs ($6.61 per Unit) for the financial year ended January 31, 2008, 487,205 DSUs ($4.69 per Unit) for the financial year ended January 31, 2007 and 400,000 DSUs ($3.50 per Unit) for the financial ended January 31, 2006. The DSU Plan is described on page 20 of this Management Proxy Circular. See also the report on Executive Compensation at pages 23 and 24 of this Management Proxy Circular.

(5) This sum includes $1,115,703 paid to Mr. Beaudoin as pension benefits (please refer to page 32 of this Management Proxy Circular) and $300,000 paid as annual retainer fees to Mr. Beaudoin for his services as Chairman of the Board.

(6) Mr. Navarri's remuneration is paid in euros and exchange rates of CAN $1.4663 for 2008, CAN $1.4337 for 2007 and CAN $1.4889 for 2006 were used for conversion into Canadian dollars.

Granting of PSUs to the Named Executive Officers of Bombardier during the Financial Year Ended January 31, 2008

The following table sets forth information with respect to PSUs granted to each of the Named Executive Officers of Bombardier during the financial year ended January 31, 2008.

Name	Number of PSUs Granted [1] (#)	% of Total PSUs Granted to Employees in the Financial Year	Performance Period ending on	Estimated Future Payouts under the PSU Plan Non-Securities Price-Based Plans [2]		
				Threshold [3] (#)	Target [3] (#)	Maximum [3] (#)
Laurent Beaudoin	—	—	—	—	—	—
Pierre Beaudoin	150,000	2.22%	June 4, 2010	105,000	150,000	225,000
André Navarri	150,000	2.22%	June 4, 2010	105,000	150,000	225,000
Pierre Alary	60,000	0.89%	June 4, 2010	42,000	60,000	90,000
Carroll L'Italien	—	—	—	—	—	—

(1) The PSU grants to each of the Named Executive Officers of Bombardier described in the above table were made on June 5, 2007, on which date the closing price of the Class B subordinate shares on the Toronto Stock Exchange was $6.07. The closing price of the Class B subordinate shares on the Toronto Stock Exchange on January 31, 2008 was $4.95.

(2) Following each grant, participants elect to receive payment of vested PSUs at the end of the performance period in cash or in Class B subordinate shares.

(3) The vesting of the 2007-2008 grant of PSUs is conditional on the achievement of Bombardier's ROE objectives.

Granting of Stock Options to the Named Executive Officers of Bombardier during the Financial Year Ended January 31, 2008

The following table sets forth information with respect to stock options granted to each of the Named Executive Officers of Bombardier during the financial year ended January 31, 2008.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price [1] ($/Security)	Market Value of Securities Underlying Options on the Date of Grant [1] ($/Security)	Expiration Date
Laurent Beaudoin	—	—	—	—	—
Pierre Beaudoin	400,000	6.30%	$5.51	$5.51	June 4, 2014
André Navarri	400,000	6.30%	$5.51	$5.51	June 4, 2014
Pierre Alary	150,000	2.36%	$5.51	$5.51	June 4, 2014
Carroll L'Italien	100,000	1.57%	$5.51	$5.51	June 4, 2014

(1) The exercise price of the stock options in this table is equal to the weighted average trading price of the Class B subordinate shares on the Toronto Stock Exchange on the 5 trading days before the grant was effective.

Exercised and Unexercised Stock Options for the Financial Year ended January 31, 2008

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End [1] Exercisable (#)	Unexercised Options at Financial Year-End [1] Unexercisable (#)	Date of Grant	Exercise Price ($)	Value of Unexercised in-the-Money Options at Financial Year-End Exercisable ($)	Value of Unexercised in-the-Money Options at Financial Year-End Unexercisable ($)
Laurent Beaudoin	—	—	2,000,000	—	1999-03-22	10.605	0	—
Pierre Beaudoin	—	—	200,000	—	1999-03-22	10.605	0	—
	—	—	500,000	—	2002-03-27	14.580	0	—
	—	—	250,000	—	2003-06-10	3.930	255,000	—
	—	—	300,000	100,000 [2]	2004-06-10	4.320	189,000	63,000
	—	—	150,000	150,000 [2]	2005-06-10	2.510	366,000	366,000
	—	—	100,000	300,000 [2]	2006-06-07	3.220	173,000	519,000
	—	—	—	400,000 [2]	2007-06-05	5.510	—	0
André Navarri	—	—	178,500	59,400 [2]	2004-02-24	6.850	0	0
			112,500	37,500 [2]	2004-06-10	4.320	70,875	23,625
			150,000	150,000 [2]	2005-06-10	2.510	366,000	366,000
			100,000	300,000 [2]	2006-06-07	3.220	173,000	519,000
			—	400,000 [2]	2007-06-05	5.510	—	0
Pierre Alary	—	—	50,000	—	1998-09-01	8.745	0	—
	—	—	50,000	—	1999-03-22	10.605	0	—
	—	—	50,000	—	2001-05-02	22.580	0	—
	—	—	100,000	—	2003-06-10	3.930	102,000	—
	—	—	187,500	62,500 [2]	2004-06-10	4.320	118,125	39,375
	—	—	50,000	50,000 [2]	2005-06-10	2.510	122,000	122,000
	—	—	31,250	93,750 [2]	2006-06-07	3.220	54,063	162,188
	—	—	—	150,000 [2]	2007-06-05	5.510	—	0
Carroll L'Italien	—	—	400,000	—	1999-07-26	11.220	0	—
	—	—	180,000	—	2002-03-27	14.580	0	—
	—	—	120,000	—	2003-06-10	3.930	122,400	—
	—	—	75,000	25,000 [2]	2004-06-10	4.320	47,250	15,750
	—	—	50,000	50,000 [2]	2005-06-10	2.510	122,000	122,000
	—	—	25,000	75,000 [2]	2006-06-07	3.220	43,250	129,750
	—	—	—	100,000 [2]	2007-06-05	5.510	—	0

(1) The numbers of stock options indicated in the above table have been adjusted to take into account the 2-for-1 stock split of the Class B subordinate shares which took place on July 7, 2000.

(2) Stock options may only be exercised when the weighted average trading price of the Class B subordinate shares shall have reached the set target price thresholds as described on pages 21 and 22 of this Management Proxy Circular.

The following table sets forth, as at January 31, 2008, the information with respect to the Stock Option Plan pursuant to which equity securities of Bombardier are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for further issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by securityholders	43,350,125	$6.84	58,703,846
Equity compensation plans not approved by securityholders	—	—	—
Total	43,350,125	$6.84	58,703,846

Pension Plan

The executives of Bombardier, including the Named Executive Officers, participate in 2 non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average pensionable earnings in the three continuous years of service during which the executives were paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada) which for 2008 is $116,667) multiplied by the number of years of credited service.

The supplemental plan provides for additional benefits, depending on the management level, of:

- 2% of average pensionable earnings up to $116,667 plus 1.75% of average pensionable earnings in excess of $116,667, or
- 2.25% of average pensionable earnings, or
- 2.50% of average pensionable earnings,

multiplied by the number of years of credited service (up to 40) less the pension payable from the basic plan and any benefits payable from the other pension plans of the Corporation. Pensionable earnings include base salary only and therefore exclude bonuses and any other compensation. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60th birthday or, if earlier, the date at which the participant's age plus his or her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed 5 years of service.

The following table sets forth total annual benefits payable at age 60 from the basic plan and the supplemental plan for Messrs. Pierre Beaudoin, André Navarri, Pierre Alary and Carroll L'Italien which on the date of retirement of each one of them, will be based on 2.50% of their respective average pensionable earnings and accumulated number of years of credited service. Upon the death of a participant, the spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and/or to the designated beneficiary. All benefits payable from these plans are in addition to government social security benefits.

Annual Benefits Payable at Age 60

Average Pensionable Earnings	Years of Service				
	15	20	25	30	35
$400,000	$150,000	$200,000	$250,000	$300,000	$350,000
$500,000	$187,500	$250,000	$312,500	$375,000	$437,500
$600,000	$225,000	$300,000	$375,000	$450,000	$525,000
$700,000	$262,500	$350,000	$437,500	$525,000	$612,500
$800,000	$300,000	$400,000	$500,000	$600,000	$700,000
$1,000,000	$375,000	$500,000	$625,000	$750,000	$875,000
$1,200,000	$450,000	$600,000	$750,000	$900,000	$1,050,000
$1,400,000	$525,000	$700,000	$875,000	$1,050,000	$1,225,000

Supplemental Pension Disclosure

The following table sets forth the reconciliation of the total obligations with respect to the pension benefits payable to each of the Named Executive Officers of Bombardier between February 1, 2007 and January 31, 2008.

Name	Years of service		Annual Pension Benefits		Accrued Pension Obligation as of January 31, 2007	Change in Obligation During Year [1]		Accrued Pension Obligation as of January 31, 2008
	January 31, 2008	Age 60	January 31, 2008	Age 60 [2]		2008 Service Cost [3]	Other	
Laurent Beaudoin	—	[4]	$1,115,703	[4]	$13,166,000	$0	($561,000)	$12,605,000
Pierre Beaudoin	22.4	36.8	$588,000	$1,012,000	$7,405,000	$350,000	$234,000	$7,989,000
André Navarri [5]	3.9	9.1	$117,000	$288,000	$1,061,000	$374,000	($58,000)	$1,377,000
Pierre Alary	9.4	18.9	$132,000	$276,000	$1,441,000	$173,000	$32,000	$1,646,000
Carroll L'Italien	16.0	[6]	$300,641	[6]	$3,239,000	$204,000	$516,000	$3,959,000

(1) The change in obligation includes interest on the obligation at the beginning of the year, the cost of membership during the year, changes in interest rate assumptions as a result of changes in long-term bond yields and changes in salary and changes in exchange rates.
(2) Based on the most recently disclosed compensation levels.
(3) Represents the annual cost of membership in the non-contributory defined benefit pension plans for the financial year ended January 31, 2008.
(4) Mr. Laurent Beaudoin reached the age of 60 in May 1998. Since October 1, 2003, he has received, pursuant to the Corporation's basic and supplemental pension plans, the above pension benefits. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.
(5) For Mr. André Navarri, exchange rates of CAN $1.4663 and CAN $1.4337 were used for conversion of euros into Canadian dollars for the financial year ended January 31, 2008 and 2007 respectively.
(6) Mr. Carroll L'Italien reached the age of 60 in October 2003. Having retired on January 31, 2008, he receives, pursuant to the Corporation's basic pension plan and pursuant to a special arrangement made with him under the supplemental pension plan, the above pension benefits. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

The amounts presented in the table above are estimates based on assumptions and employment conditions that can change over time. The assumptions used for the individual calculations are the same as those used for the computation of pension obligations in Bombardier's financial statements. The method used to determine any estimated amounts may differ from that used by other companies and, for that reason, comparing the estimated amounts of Bombardier's pension obligations with those of other companies is of limited use and any such comparison should be used with caution. Under these assumptions, the supplemental plans for all past and present executives worldwide have a total liability of $319,170,000 as of January 31, 2008, which represents an increase in liability of $27,632,000 over the previous year. As at January 31, 2008, there is an accrued benefits asset of $5,819,000 recognized in the balance sheet of Bombardier in respect of these executives.

Employment Arrangements

Pursuant to the current employment practices of Bombardier, the compensation of each of the Named Executive Officers is revised and set on an annual basis by the HRCC. The report of the HRCC on executive compensation, on page 18 to 27 of this Management Proxy Circular, provides more information on the executive compensation policy of the Corporation.

In addition to the foregoing, Bombardier has an employment agreement with Mr. Navarri which is governed by French law. As a result, Mr. Navarri would be entitled to receive a separation allowance in an amount equal to 24 months of his basic salary and target bonus in the event that his employment is terminated by the Corporation.

Bombardier also had an employment agreement with Mr. L'Italien pursuant to which he would have been entitled to receive a separation allowance in an amount equal to 18 months of his basic salary in the event that his employment would have been terminated by Bombardier. However Mr. L'Itatien retired on January 31, 2008 and this agreement is no longer in effect.

As of the date of this Management Proxy Circular, there are no other termination or severance agreements or arrangements, including change-of-control arrangements, which had been entered into by Bombardier and any of the other Named Executive Officers.

Performance Graph

Performance of the Class B subordinate shares of Bombardier from January 31, 2003 to January 31, 2008


(Index: Closing Price au 01/31/03 = 100)
Compounded Annual Growth Rate (including dividends)
Bombardier: 0.26% (1)
S&P/TSX: 17.32%
S&P/TSX
Market capitalization (2) $8,570 M (CDN)
Market capitalization (2) $7,129 M (CDN)
Bombardier
Jan. 2003
Jan. 2004
Jan. 2005
Jan. 2006
Jan. 2007
Jan. 2008

(1) Return on Class B subordinate shares.

(2) Market capitalization is based on 342,020,138 Class A shares and 1,035,666,780 Class B subordinate shares as at January 31, 2003 and on 316,961,957 Class A shares and 1,413,700,636 Class B subordinate shares as at January 31, 2008.

Statement of Corporate Governance Practices

Bombardier has always believed in the importance of applying good corporate governance practices to ensure the proper management of its business because it creates sustained profitability and, therefore, enhances shareholder value.

As more fully described below, Bombardier has corporate governance policies and practices which comply with and, in certain instances, even surpass, the requirements of Multilateral Instrument 52-110-Audit Committees, or MI 52-110, which sets out rules regarding the composition and responsibilities of public company audit committees, National Policy 58-201 Corporate Governance Guidelines, or NP 58-201, and National Instrument 58-101-Disclosure of Corporate Governance Practices, or NI 58-101, as well as amendments to MI 52-110 to ensure that the definition of "independence" is consistent with each of NI 58-101 and MI 52-110.

In addition, Bombardier continuously monitors the coming into effect of new regulatory requirements and the evolution of best practices so as to be able to adjust its policies and practices accordingly, but always in light of its own specificity.

Bombardier is convinced that being among the leaders in matters of corporate governance ultimately benefits its shareholders.

Board of Directors of Bombardier

Composition

- As of the date of this Management Proxy Circular, the Board of Directors of Bombardier is composed of 15 directors. However, Mr. Federico Sada G., currently a director of the Corporation, will not stand for re-election at the annual meeting of the shareholders of Bombardier on Wednesday, June 4, 2008. Detailed information on each of the 14 nominees proposed to be re-elected as directors of the Corporation for the current year is found on pages 6 to 12 and 14 to 17 and their respective attendance records at Board and Committee meetings are found on page 12 of this Management Proxy Circular.
- The Chairman of the Board of Directors is Mr. Laurent Beaudoin. In December 2004, the Board of Directors approved the creation of the Office of the President to help ensure that Bombardier's focus is closely aligned with the best interests of all shareholders and to provide for continuity of leadership while the Corporation's long-term strategy for value creation is implemented. The Office of the President regroups strategic and executive management responsibilities. As a result, Mr. Laurent Beaudoin assumes the added responsibilities of Chief Executive Officer while Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, and Mr. André Navarri, President of Bombardier Transportation, continue to focus primarily on the day-to day operations of their respective businesses.
- The Corporate Governance and Nominating Committee has determined that 8 of the 14 nominees proposed for re-election as directors of the Corporation are independent, thus representing a majority of the members of the Board of Directors.

Director	Management	Independent	Not Independent
Laurent Beaudoin	Chairman of the Board and Chief Executive Officer of Bombardier		Husband of Mrs. Claire Bombardier Beaudoin who, through holding corporations which she controls, either directly or in concert with Mr. J. R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier. Father of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Brother-in-law of Mr. J. R. André Bombardier, Vice Chairman, Mr. Jean-Louis Fontaine, Vice Chairman, and Mrs. Janine Bombardier, a director of the Corporation.
Pierre Beaudoin	President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier		Son of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mrs. Claire Bombardier Beaudoin. Nephew of Mrs. Janine Bombardier, a director of the Corporation, Mr. J. R. André Bombardier, Vice Chairman, and Mr. Jean-Louis Fontaine, Vice Chairman.
André Bérard		✓	
J.R. André Bombardier	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and of Mr. Jean-Louis Fontaine, Vice Chairman and brother of Mrs. Janine Bombardier, a director of the Corporation. Through holding corporations which he controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, Mr. J. R. André Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.

Director	Management	Independent	Not Independent
Janine Bombardier			Sister-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and of Mr. Jean-Louis Fontaine, Vice Chairman and sister of Mr. J. R. André Bombardier, Vice Chairman. Aunt of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Through holding corporations which she controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Huguette Bombardier Fontaine and Mr. J. R. André Bombardier, Mrs. Janine Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
L. Denis Desautels		✓	
Jean-Louis Fontaine	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, of Mr. J.R. André Bombardier, Vice Chairman and of Mrs. Janine Bombardier, a director of the Corporation. Uncle of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Husband of Mrs. Huguette Bombardier Fontaine who, through holding corporations which she controls, either directly or indirectly with Mr. J.R. André Bombardier, Mrs. Claire Bombardier Beaudoin and Mrs. Janine Bombardier, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
Jane F. Garvey		✓	
Daniel Johnson		✓	
Jean C. Monty		✓	
André Navarri	President of Bombardier Transportation and Executive Vice President of Bombardier		President of Bombardier Transportation and Executive Vice President of Bombardier.
Jean-Pierre Rosso		✓	
Carlos E. Represas		✓	
Heinrich Weiss		✓	

Responsibilities of the Board of Directors

- **Mandate of the Board of Directors** The mandate of the Board of Directors is reproduced at Schedule "B" to this Management Proxy Circular on pages 47 and 48.
- **Stewardship of Bombardier** In accordance with the Canada Business Corporations Act (the "CBCA") and as stated in its mandate, the role of the Board of Directors of Bombardier is to supervise the management of the business and affairs of the Corporation with the objective of creating sustained profitability and, therefore, enhancing shareholder value.

  It is the role of the corporate management to conduct the day-to-day operations of Bombardier in a way that is consistent with the strategic plan, business plan and budget approved by the Board of Directors. In this context, the Office of the President, composed of the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the President and Chief Operating Officer of Bombardier Aerospace, Mr. Pierre Beaudoin, and the President of Transportation, Mr. André Navarri, makes recommendations to the Board of Directors with respect to matters of corporate strategy and policy. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

  The Board of Directors decides all matters coming under its jurisdiction pursuant to the CBCA, Bombardier's articles of incorporation and by-laws, any applicable legislation, the policies of Bombardier or the mandate of the Board of Directors and the charter of its four Committees. It also acts in accordance with the Code of Ethics and Business Conduct of Bombardier. The Board of Directors may assign to one of its four Committees the prior review of any issues for which the Board is responsible. The recommendations of a Committee remain, however, subject to the approval of the Board of Directors.

  Any responsibility which is not delegated to either corporate management or a Committee of the Board of Directors remains with the Board of Directors. In general, all matters or policies and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or one of its four Committees to which approval authority is delegated.
- **Strategic planning** Every year, the President and Chief Operating Officer of Bombardier Aerospace, the President of Bombardier Transportation and senior executives from the Corporate Office present, during two separate special sessions, the strategic plan, business plan and budget of Bombardier for the review and approval of its Board of Directors. As provided for under its mandate, the duties of the Board of Directors include adopting a strategic plan presented by corporate management and updating it, on at least an annual basis, by taking into account, among other things, the opportunities and risks of the business of Bombardier and the emerging trends. The Board of Directors' duties also include monitoring the implementation of the strategic plan by corporate management.

  The Board of Directors also adopts each year an appropriate business plan and budget and reviews them on a quarterly basis.
- **Risk Management** Pursuant to its mandate, the Board of Directors reviews overall business risks and the practices and policies for dealing with these risks.

  The new Finance and Risk Management Committee, created in May 2007, essentially assists the Board of Directors in fulfilling its oversight responsibilities with respect to

  - risk management matters,
  - financing activities,
  - retirement plan fund management,
  - environmental matters, and
  - any other matters delegated to this Committee by the Board of Directors.

  More information on this Committee is provided on page 38 of this Management Proxy Circular.
- **Human Resources** In accordance with its charter, the Human Resources and Compensation Committee reviews, reports and, where appropriate, submits recommendations to the Board of Directors, at least once a year, regarding the succession planning for the position of Chief Executive Officer of Bombardier.

  In addition, it ensures that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, has put in place and is monitoring succession planning systems and policies for senior executives.

  The Committee reviews and recommends to the Board of Directors the appointment of the Chairman of the Board and Chief Executive Officer and the senior executives reporting to him.

  The Committee assesses the performance of the Chairman of the Board and Chief Executive Officer against his objectives set at the beginning of each financial year and in light of such factors deemed appropriate and in the best interests of Bombardier, and it then submits its recommendations to the Board of Directors.

  The Committee also reviews the performance assessment of other senior executives and reports its findings and conclusions to the Board of Directors.
- **Communications policy** The objective of the corporate disclosure policy, adopted by the Board of Directors in 2001 and amended in 2004 and 2006, is to ensure that communications to the investing public about Bombardier are (i) timely, factual and accurate, and (ii) disseminated in a fair and impartial manner in accordance with all applicable legal and regulatory requirements. Among other matters, the policy outlines how Bombardier should interact with analysts, investors, the media and other people and

contains measures intended to ensure compliance with its timely disclosure obligations and avoid making selective disclosure of information. The Audit Committee has the responsibility, under its charter, of monitoring this policy and updating it, when needed.

Each of the Board of Directors and the Audit Committee reviews and, where required, approves all major communications about Bombardier, including annual and quarterly financial statements and related management's discussion and analysis, financing documents and press releases in relation thereto or significant matters or issues affecting the Corporation as a whole prior to their dissemination and/or filing.

In addition, there is also a process to respond to questions and concerns raised by shareholders and other stakeholders. All communications from shareholders and other stakeholders are referred to the appropriate corporate senior executive for response, consideration or action. If and when significant issues are raised, corporate management will promptly advise the Board of Directors of such matters.

Bombardier communicates with its shareholders and other stakeholders, securities analysts and the media regularly on developments in its businesses and results, through its annual report, financial statements and, when needed, reports to shareholders, press releases and material change reports.

- **Financial reporting** The Board of Directors has delegated to the Audit Committee the responsibility of monitoring and assessing the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. For this purpose, the Audit Committee reviews various presentations made periodically by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, or the external auditors, Ernst & Young, LLP, as the case may be.

Committees of the Board of Directors

- The Board of Directors of Bombardier has four Committees.

  The charter of each Committee currently provides a position description for its respective chair. Essentially, the chair provides leadership to enhance the effectiveness of the Committee. The chair also sets the agenda, ensures that the conduct of meetings provides adequate time for discussion of relevant issues and ensures that the outcome of meetings is reported to the Board of Directors.

- **Audit Committee** It consists of four directors, all of whom are independent. They are also all financially literate as required by MI 52-110.

  Mr. L. Denis Desautels is its Chairman and Messrs. André Bérard, Daniel Johnson, and Jean-Pierre Rosso are the other members. Please refer to page 12 of this Management Proxy Circular for the number of meetings held by this Committee between February 1, 2007 and January 31, 2008 and the attendance records of its members.

  The Charter of the Audit Committee is reproduced at Schedule "C" attached to this Management Proxy Circular on pages 49 to 52.

  Pursuant to its charter, the mandate of the Committee is to help the directors meet their responsibilities with respect to accountability, to assist in maintaining good communication between the directors and the external auditors of Bombardier, Ernst & Young, LLP, to assist in maintaining the independence of Ernst & Young, LLP, to maintain the credibility and objectivity of the financial reports of Bombardier, and to investigate and assess any issue that raises significant concerns with the Committee. The Committee periodically monitors the adequacy and effectiveness of the disclosure controls and systems of internal control of Bombardier through the reports provided by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and Ernst & Young, LLP, as the case may be.

  As a general rule, all meetings of the Committee are attended by the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, the Senior Vice President and Treasurer as well as by the representatives of Ernst & Young, LLP, the external auditors of Bombardier. During such meetings, the Committee also holds private sessions with each of the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditors to discuss various topics of interest.

- **Human Resources and Compensation Committee** It consists of four directors, all of whom are independent.

  Mr. Jean C. Monty acts as its Chairman and Messrs. André Bérard, Carlos E. Represas and Heinrich Weiss are the other members. Please refer to page 12 of this Management Proxy Circular for the number of meetings held by the Committee between February 1, 2007 and January 31, 2008 and the attendance records of its members.

  Pursuant to its charter, this Committee has the mandate to oversee the succession planning for the Chairman of the Board and Chief Executive Officer and senior executives' positions. In addition, the Committee assesses the performance of the Chairman and Chief Executive Officer, Mr. Laurent Beaudoin, and the senior executives reporting to him and determines their compensation.

  The Committee also reviews and approves a total compensation policy that takes into account, among other things, (i) base salary, (ii) short-term incentives, (iii) mid-term and long-term incentives, and (iv) pension, benefits and perquisites. It reviews the design of equity-based compensation plans with respect to the granting of stock options and PSUs and makes appropriate recommendations to the Board of Directors for its approval.

The Committee also reviews the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier's shares.

The Committee periodically reviews occupational health and safety matters and makes reports to the Board on them.

The report of the Committee on pages 18 to 27 of this Management Proxy Circular provides more information on Bombardier's executive compensation policy.

- **Corporate Governance and Nominating Committee** It consists of four directors, all of whom are independent. Mr. Jean-Pierre Rosso chairs this Committee and Messrs. Jean C. Monty, Federico Sada G. (who will not stand for re-election as a director of Bombardier at the annual meting of the shareholders of the Corporation on Wednesday, June 4, 2008) and Heinrich Weiss are the other members. Please refer to page 12 of this Management Proxy Circular for the number of meetings held by this Committee between February 1, 2007 and January 31, 2008 and the attendance records of its members (other than Mr. Sada).

  The charter of this Committee provides that it has the responsibility to monitor the selection criteria for candidates as directors and the credentials of nominees for election or re-election as members of the Board of Directors, the composition of the Board of Directors and its Committees as well as their performance and the remuneration of non-executive directors.

  The Committee also oversees the evolution of Bombardier's corporate governance practices and policies, including its Code of Ethics and Business Conduct to ensure that Bombardier continues to comply with high standards of corporate governance.

- **Finance and Risk Management Committee** The Finance and Risk Management Committee is a new Committee of the Board of Directors created in May 2007. It replaces the Retirement Pension Oversight Committee.

  It consists of four directors, all of whom are independent. Mr. André Bérard is its Chairman and Messrs. L. Denis Desautels, Daniel Johnson and Carlos E. Represas are the other members. Please refer to page 12 of this Management Proxy Circular for the number of meetings held by this Committee (and its predecessor, the Retirement Pension Oversight Committee since both Committees have the same members) between February 1, 2007 and January 31, 2008 and the attendance records of its members.

  Pursuant to its charter, the Committee reviews (i) Bombardier's material risks of a financial nature and the steps that management takes to monitor, control and manage these risks, and (ii) the adequacy of policies, procedures and controls designed by management to assess and manage these risks. It reviews and monitors, as the case may be, any significant or unusual transactions or projects related to Bombardier's ongoing activities, significant business opportunities, mergers, acquisitions, divestitures, significant asset sales or purchases or equity investments. It goes over various matters or activities related to or involving the financial situation of Bombardier such as, for example, its capital structure, its long-term debt repayment profile, its compliance with covenants under credit facilities, its customer financing activities and programs, its foreign exchange hedging policies, procedures and controls, or its insurance program coverage and related risks.

  The Committee also retains certain of the responsibilities of the Retirement Pension Oversight Committee with respect to the fulfillment of Bombardier's obligations under its various retirement plans and the investment of the assets of such plans. In addition, it takes over the responsibilitiy of the Audit Committee with respect to the monitoring of environmental matters.

Lead Director

Since 2003, the Board of Directors of Bombardier has appointed a Lead Director, considering that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is not an independent director. The Lead Director chairs the meetings of the independent directors of Bombardier as further explained below. Since May 2007, the current Lead Director is Mr. André Bérard.

Meetings of the independent directors

A formal structure is in place to enable the Board of Directors to function independently of the management of Bombardier.

After each meeting of the Board of Directors, the directors who are not part of corporate management and/or the majority shareholder, namely the Bombardier family, will meet privately under the chairmanship of Mr. André Bérard, in his capacity of Lead Director. They have, however, no decision-making power. The Lead Director transmits to the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, any comments, questions or suggestions raised during such meetings.

Between February 1, 2007, and January 31, 2008, four meetings were held by the independent directors. However, since May 2007, the independent directors have it made a rule to meet together after every regular meeting of the Board of Directors.

Election and compensation of directors

The Corporate Governance and Nominating Committee, composed of independent members, has the responsibility of annually reviewing the credentials of nominees for election or re-election as members of the Board of Directors, monitoring the size and composition of the Board of Directors and its Committees to ensure effective decision-making and submitting its recommendations to the Board. As a result of the most recent assessment of the performance of the Board of Directors by its members, the Corporate Governance and Nominating Committee and the Board of Directors are of the view that its size and composition as well as the mix of talents, quality and skills are well suited to Bombardier's current circumstances and needs and allow for its efficient functioning as a decision-making body and promote sound governance.

In consultation with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the Committee determines appropriate selection criteria, including any additional skill sets deemed to be beneficial, when considering Board candidates, by taking into account Bombardier's current circumstances and needs, whenever new directors have to be recruited.

Mr. Laurent Beaudoin, in cooperation with the Committee, identifies potential candidates as directors and the Committee examines such candidacies and makes appropriate recommendations to the Board of Directors. Prior to agreeing to join the Board of Directors of Bombardier, a candidate is fully informed of the workload and time commitment requirements.

The Corporate Governance and Nominating Committee adopted, in February 2007, a majority voting policy with respect to the election of the directors of the Corporation. It stipulates that if the votes in favour of the election of a director nominee at a shareholders' meeting represents less than a majority of the shares voted and withheld, the nominee would, as a result, submit his/her resignation promptly after the meeting, for the Corporate Governance and Nominating Committee's consideration. The Committee would then make a recommendation to the Board of Directors after reviewing the matter, and the Board's decision to accept or reject the resignation offer would be disclosed to the public through a press release. The nominee would not participate in any Committee or Board deliberations on the resignation offer. The policy would not, however, apply in circumstances involving contested director elections.

The Committee has the responsibility to review, at least once a year, the compensation of the directors, in light of both market conditions and practices as well as their risks and responsibilities. It reviews the types of compensation and the amounts paid to directors of comparable publicly traded companies in Canada and makes appropriate recommendations to the Board of Directors. Any such review covers the members of the Board who are not officers of the Corporation as well as the Committee members and Chairs.

The Committee also reviews each year director share ownership guidelines.

The compensation received by the directors between February 1, 2007 and January 31, 2008 and the adjustments made thereto that are effective February 1, 2008, are described on pages 14 to 17 of this Management Proxy Circular.

Under the retirement age policy for the directors of the Corporation, any director who turns 72 years of age prior to the next annual shareholders meeting has to submit his/her resignation by the March or April, as the case may be, Board meeting to the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the members of the Corporate Governance and Nominating Committee. They then evaluate whether to accept this resignation depending on the needs of the Board and circumstances of Bombardier at that time. If the resignation is not accepted, each subsequent year, it will again be evaluated. If accepted, however, the resignation will become effective the day before the annual meeting of shareholders.

Assessment of the directors

Each year, the Corporate Governance and Nominating Committee conducts an evaluation of the performance and effectiveness of the Board of Directors and its Committees. Detailed questionnaires are submitted by the Corporate Secretary to the members of the Board of Directors and those of each Committee. A summary of the results of each evaluation is submitted to the review of the Corporate Governance and Nominating Committee and the Chairman of the Board and Chief Executive Officer.

Directors also meet with both the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Chairman of the Corporate Governance and Nominating Committee, Mr. Jean-Pierre Rosso, to discuss their respective performance throughout the past year and to discuss any matter or issue they wish.

Based on the results of these evaluations, the Corporate Governance and Nominating Committee then assesses with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the operation and strategic direction of the Board and its Committees, their respective size, composition and structure, the performance of the directors both as a group as well as individually, the adequacy of information given to the directors, the communication between the Board and the corporate management and the processes related to the Board and its Committees. The Corporate Governance and Nominating Committee presents its findings and conclusions to the Board of Directors. The members of the Board of Directors and those of each Committee also receive a summary of the results of their respective evaluations for their review.

Mandates of the Chairman of the Board and Chief Executive Officer

The Board of Directors adopted, in April 2003, formal mandates which set out specific responsibilities for both the Chairman of the Board and the Chief Executive Officer.

As Chairman of the Board, Mr. Laurent Beaudoin is mainly responsible for ensuring that the Board of Directors carries out its responsibilities effectively and clearly. The Chairman's specific responsibilities include:

- managing the Board and setting the agenda in consultation with the Presidents of Bombardier Aerospace and Bombardier Transportation who are members of the Office of the President;
- providing leadership to enhance Board effectiveness and ensuring that the Board works as a cohesive team;
- working with the Corporate Governance and Nominating Committee to ensure Board quality and continuity by:
  - reviewing the performance of the Board, its Committees and individual directors;
  - making sure the skills and competencies of individual directors are incremental to the Board as a whole; and

- ensuring that the Board develops clear position descriptions for the Chairman and the chair of each Board Committee.

As Chief Executive Officer, Mr. Laurent Beaudoin is responsible for the management and execution of Bombardier's strategic and operational plans. His specific responsibilities as Chief Executive Officer include:

- executing the Board's resolutions and policies;
- providing long-term strategic orientation in the form of a strategic plan and a business plan;
- managing Bombardier's commercial and internal affairs by:
  - assuming responsibility for capital management and financial management;
  - implementing decisions with respect to acquisitions, divestitures, financings and similar activities, subject to prior approval of the Board;
  - ensuring that Bombardier has effective disclosure controls and procedures and internal controls in place; and
  - identifying, assessing and managing the risks involved in the course of business; and
- representing Bombardier to external groups.

The corporate objectives which the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is responsible for meeting are determined pursuant to the business plan and budget approved each year by the Board of Directors.

The performance of Mr. Laurent Beaudoin, as Chairman of the Board and Chief Executive Officer of the Corporation, is assessed against the achievement of the business plan and the budget and it may also be assessed, in part, in relation to specific objectives that have been fixed for him by the Board of Directors upon the recommendation of the Human Resources and Compensation Committee.

Orientation and continuing programs

- **Orientation programs for new directors** The Corporate Governance and Nominating Committee implemented, in February 2004, an orientation program for new directors, which enables them to participate in an initial information session on Bombardier in the presence of some of its senior executives to learn about, among others, the business of Bombardier, its financial situation and its strategic planning.

  In addition, new directors are furnished with appropriate documentation, including a director's manual, providing them with information about, among other matters, the corporate governance practices of Bombardier, the structure of the Board of Directors and its Committees, its history, its current commercial activities, its corporate organization, the charters of the Board and its Committees setting forth their respective roles and responsibilities, Bombardier's articles of incorporation and by-laws, the Code of Ethics and Business Conduct and relevant corporate policies.

  The meetings in which new directors participate (including the annual review sessions of the strategic plan and budget) as well as discussions with other directors and with Bombardier's senior executives also permit new directors to familiarize themselves rapidly with Bombardier's operations.

- **Continuing education program for directors** Bombardier encourages its directors to pursue continuing education activities which could provide them with information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as directors.

  In addition Bombardier's corporate management periodically makes presentations to the directors on various topics, trends and issues related to Bombardier's activities during the meetings of the Board or its Committees, as the case may be, which helps the directors to constantly improve their knowledge about Bombardier and its businesses.

  Visits to Bombardier's various facilities are also arranged, from time to time, for the Board of Directors, and individual visits on request.

Ethical business conduct

- Bombardier has a Code of Ethics and Business Conduct. It is available in 13 languages on its website at www.bombardier.com.
- A Corporate Compliance Officer was appointed in December 2003 to ensure full adherence to applicable laws and regulations and strict compliance with Bombardier's Code of Ethics and Business Conduct.
- The Code applies at all times, without exception, to all the members of the Board of Directors of Bombardier and to all of its employees and managers. Bombardier's suppliers and partners, as well as third parties (such as agents), are also expected to adhere to the Code when dealing with or acting on behalf of Bombardier.
- The Code explains the standards of behaviour expected from everyone to whom it applies in his/her daily activities and in dealings with others. It does not foresee every situation that might arise. Rather, it identifies guiding principles to help one make decisions consistent with Bombardier's values and reputation.
- The Code outlines the key responsibilities of leaders within Bombardier which are to provide a model of high standards of ethical conduct and to create a work environment reflecting both the content and the spirit of the Code.
- Senior managers are required to take part in a mandatory Code compliance certification process. The certification process is designed to provide management with additional assurance on public disclosures and required corporate officer certifications; help integrate the Code into Bombardier's governance system ensure that the Code is a top priority with leadership and promote integrity as a core value.

Hiring of outside advisors

With the prior authorization of the Corporate Governance and Nominating Committee, each director or Committee may, when needed, retain the services of outside advisors at the expense of Bombardier, except the Audit Committee and the Human Resources and Compensation Committee, which do not require any such prior authorization to do so. Between February 1, 2007 and January 31, 2008, no outside advisor was retained by a director.

Ernst & Young, LLP, are the external auditors of Bombardier and work closely with the Audit Committee. Towers Perrin provides various services on executive compensation matters to the Human Resources and Compensation Committee.

Towers Perrin also provides services to the management of Bombardier on various matters, mainly on actuarial valuation for funding and accounting purposes related to pension and benefit plans.

Directors' and Officers' Insurance

Bombardier has in place a Directors' and Officers' Liability program for the benefit of the Corporation, its directors and officers to indemnify them against certain liabilities incurred by them in their capacity as directors and officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. The limit of insurance provided is US$240,000,000 per occurrence and in the aggregate per year, at a cost of US$2,197,009 per annum. The deductible applicable to the Corporation is US$2,500,000 for any insured occurrence.

Available Documentation

Copies of the 2008 Annual Information Form, the 2008 Management Proxy Circular and the 2008 Annual Report of Bombardier that includes its audited consolidated financial statements and its management's discussion and analysis thereon for the financial year ended January 31, 2008, as well as its quarterly financial statements filed since the date of its latest audited annual financial statements, may be obtained on request from the Public Affairs Department of Bombardier or on its website at www.bombardier.com. Financial information related to Bombardier is provided in its comparative financial statements and management's discussion and analysis thereon for the financial year ended on January 31, 2008.

Shareholder Proposals

Schedule "A" attached to this Management Proxy Circular on pages 42 to 47 sets out the eight shareholder proposals that have been submitted for consideration at the annual meeting of shareholders of Bombardier to be held on Wednesday, June 4, 2008.

Shareholders of Bombardier who will be entitled to vote at the 2009 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must submit their proposal(s) to the Corporate Secretary of Bombardier no later than January 9, 2009.

Approval of the Board of Directors of Bombardier

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of Bombardier.

Montréal, April 16, 2008

Roger Carle
Corporate Secretary

SCHEDULE "A"
BOMBARDIER INC.
SHAREHOLDER PROPOSALS

The following eight shareholder proposals have been submitted by the Mouvement d'éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3 for consideration at the annual meeting of shareholders of Bombardier on Wednesday, June 4, 2008. They have each been submitted in French and translated by Bombardier into English.

Proposal 1

10% increase in the dividend paid to shareholders who hold their securities for two years or more

It is proposed that Bombardier encourage long-term shareholding by increasing by 10% the dividend normally paid on shares that have been held for more than two years.

The instability in the markets in recent years and investors' desire for short-term profit encourages investors to "continually play the market". The adoption of MÉDAC's proposal would have the beneficial effect, not only of acknowledging shareholder loyalty, but also of encouraging the development of a group of shareholders whose investment horizon is longer and who support management, strategic and compensation policies that focus on the long-term prospects of Bombardier.

This proposal is inspired by a French law adopted on July 12, 1994 which authorizes companies to reward individual shareholders for their loyalty. Currently in effect at large French corporations such as Air Liquide and Lafarge, this mechanism acts as an incentive for small shareholders to hold their shares, to develop a greater sense of ownership and to support policy making for the long term.

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

It is a well entrenched principle of corporate law in Canada that shareholders of the same class have an absolute right to be treated equally among themselves in all respects including, among others, the right to receive any dividend declared by a corporation. This principle has been recognized by case law and commentators. It is also clearly embodied as a rule in the provisions of the Canada Business Corporation Act which governs Bombardier.

Given this unambiguous context, Bombardier cannot endorse and/or implement this proposal from MÉDAC without violating the applicable provisions of the Canada Business Corporation Act, which it will definitely not do.

Proposal 2

Shares would receive voting rights after being held for at least one year

It is proposed that shareholders obtain the right to vote after a minimum holding period of one year.

This proposal is inspired by the recommendations of the HEC-Concordia Institute for Governance of Private and Public Organizations, which is financed in part by the Jarislowsky Foundation and the abovementioned universities.

The Institute gives the following reasons for its position:

> "The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results.
>
> It gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations.
>
> This practice induces in managers a short-term perspective attuned to the expectations of these shareholders; for instance, a study by Brian Bushee concludes that high levels of transient ownership are associated with an over-weighting of near-term expected earnings. This finding supports the concerns that many corporate managers have about the adverse effects of an ownership base dominated by short-term focused institutional investors (Bushee, 2004).
>
> In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive NPV projects to meet short-term earnings benchmarks. They write: "In the end, many of our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings."

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Board of Directors recognizes that this proposal from MÉDAC represents a defensive solution which has the definite merit of preventing transient shareholders from having undue influence and power in takeover deals in an attempt to generate significant short-term value for themselves at the detriment of long-term shareholders.

However, having said this, the position expressed by the Board of Directors of Bombardier with respect to the previous proposal from MÉDAC equally applies in the case of this proposal when it comes to the right of shareholders to vote at any meeting of shareholders. Equality of treatment is the rule embodied in the Canada Business Corporations Act and Bombardier will fully comply with it.

Proposal 3

Compensatory bonuses to employees

It is proposed that the by-laws of Bombardier provide that, in the event of a merger or acquisition, an amount equal to twice the bonuses and compensatory benefits paid to the directors and officers be contributed to the employees' pension fund.

The newspaper *La Presse* revealed in its August 15, 2007 edition that the executive officers and directors of BCE will receive a grand total of $170 million following the hostile takeover bid by the Ontario Teachers' Pension Plan. Incentive bonuses of $110 million for the senior officers and executives of the company were disclosed in the US$38.1 billion take-over bid circular for the Alcan - Rio Tinto merger. The President will receive at least $51 million if the transaction is accepted. If he is fired after Rio Tinto takes over, he will be eligible to receive an additional payment of at least $8.1 million. The principal members of the senior management team at Alcan will share a jackpot of at least $88 million in the form of various bonuses and awards.

MÉDAC considers it unfair that employees do not benefit at all from such financial transactions. These loyal employees have spent years, and often decades, building the company. They deserve much more than certain officers who just pass through, fill their pockets and enjoy a gilded retirement and other benefits entirely disproportionate to the quality of the services they have rendered to Bombardier.

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Human Resources and Compensation Committee has the mandate from the Board of Directors of Bombardier to review and approve a compensation policy for the executives of the Corporation while the Corporate Governance and Nominating Committee has been delegated the authority by the Board of Directors of Bombardier to review and make recommendations to the Board with respect to the compensation of the Chairman of the Board, the non-executive directors and the Committee chairs and members, including the granting of equity based compensation. Both Committees are composed only of independent directors.

Section 3 of this Management Proxy Circular provides a concise, but complete, description of the various elements of the remuneration to which the non-executive directors and the officers of Bombardier are entitled. It is readily apparent from it that there are no special compensatory arrangements in place at Bombardier like those referred to in this proposal from MÉDAC that could generate the type of payouts that is mentioned therein.

As stated on page 32 of this Management Proxy Circular, the only termination or severance arrangement that exists at Bombardier is the one incorporated in the employment agreement between the Corporation and Mr. André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier. There are no change-of-control arrangements signed by the Corporation with any of its directors or officers.

Therefore, under these conditions, this proposal from MÉDAC loses all of its relevance.

Proposal 4

Parity between men and women on the Board of Directors

It is proposed that, within three years of the adoption of this proposal, there be as many women as men on the Board of Directors of Bombardier.

MÉDAC's proposal at last year's annual meeting was that women should account for one third of the members of the Bank's Board of Directors within three years from adoption of the proposal. MÉDAC is raising its demands on this issue as it is convinced that the presence of more women on the Board of Directors will add value to the Board's activity. A survey in 2004 by the Catalyst Institute of 353 of the largest global corporations reported that those with the highest percentage of women in management had the best returns. Meanwhile, a study by the Conference Board shows clearly that the presence of women changes the dynamic of a board. For example, at meetings, women have different concerns, ask new questions and bring a different perspective. A wider range of topics is covered and all the aspects of good corporate governance are thus better represented. In addition, executive recruiters believe that women bring a different skill set (multitasking, consensus-building and communication skills, longer-term view) that adds value to the work of boards of directors. In Quebec, 24 crown corporations (s. 5 of the Auditor General Act) now have an obligation to have half of the seats on their boards of directors occupied by women by 2011.

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Board of Directors of Bombardier reiterates essentially the same position that it took in 2007 with respect to the shareholder proposal then submitted by MÉDAC that at least a third of the Board of Directors should be composed of women within three years from adoption of the proposal. It is worth mentioning that 96.969% of the proxies received with respect to this matter were then **VOTED AGAINST** it.

All the members of the Board of Directors of Bombardier have no hesitation in supporting the objective of having women directors. Accordingly, when the opportunity will come for the Corporate Governance and Nominating Committee to review the selection criteria with regard to a prospective candidate, the Committee will definitely have this objective in mind, but its focus will remain, as it has always been the case, to select the most qualified individual who will be able to adequately serve the interests of Bombardier and its shareholders, having regard to the circumstances and the requirements of Bombardier at that time. As a matter of fact, when in 2007, the Corporate Governance and Nominating Committee had to identify a successor to Mr. Michael J. Durham who decided to resign from the Board of Directors, the Committee found in Mrs. Jane F. Garvey the appropriate candidate and was thus able to recommend her appointment to the Board of Directors.

Finally, it is worth remembering that 8 of the 14 directors who are nominated for re-election by the shareholders at their annual meeting on Wednesday, June 4, 2008. have only been in office since 2003. It would definitely be counterproductive to replace them in the near term solely to satisfy this proposal.

Proposal 5

Information on compensation equity

It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the highest paid executive officer of Bombardier, including annual salary, bonuses, perks, long-term incentive plans and all other forms of compensation, and the average compensation of employees.

According to a study published in May 2006 by the Teachers' Pension Plan there is no link between executive compensation and a company's stock market performance. The study concluded with a very worrying observation: the bosses who received the highest salary increases did not succeed in increasing the value of their company's shares faster that the shares of companies in the same business. In Canada, the average compensation of the executives of large corporations in 2006, according to data compiled by the Globe and Mail, was 116 times the average compensation of Canadian workers.

The compensation policies of executive officers and their working conditions in general are too generous, not to say excessive, which is unfair for their subordinates and employees. It is essential that the laws and regulations of our institutions protect fair and equitable policies for the treatment of human resources.

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Board of Directors of Bombardier reminds to its shareholders and their proxyholders that at their annual meeting on May 29, 2007, MÉDAC submitted an almost similar proposal to their consideration and that 99.09% of the proxies received on it were **VOTED AGAINST** it. Given this context, the Board of Directors of Bombardier re-affirms the same position that it took in 2007.

Bombardier's compensation policy is designed to maximize the overall performance of the Corporation through the appropriate individual performance of its executives. The overall goals of the policy are to attract, retain and motivate the executives in order to increase business performance and enhance shareholder value which supports the pay-for-performance commitment of Bombardier. The Human Resources and Compensation Committee is responsible for thoroughly reviewing and approving the Corporation's executive compensation policy based on the recommendations of Towers Perrin and in line with best market practices.

Bombardier's executive compensation policy focuses on total compensation: base salary, short-term incentives, mid-term and long term incentives, pension, benefits and perquisites. Each of these components is considered in the benchmarking of the executive positions with the market. The Corporation's philosophy is to position the total executive compensation package at the median (50th percentile) compared with similar positions in companies that have international operations and are comparable in size and complexity to Bombardier in the relevant local markets.

Benchmarking is performed annually by Towers Perrin, who are responsible for the gathering of comparator information relevant to Bombardier's executive positions. The composition of the comparator group is reviewed every year to ensure its continued relevance.

Bombardier's philosophy is to link its incentive plans for its employees to the overall performance of the Corporation and business units. The objective of its short-term incentive plan is to motivate its employees to achieve and surpass the financial objectives approved by the Board of Directors at the beginning of each financial year. The metrics used for this plan are essentially based on financial results. Its mid-term and long-term incentive plans objectives are to align its management's interests with shareholder value growth and to retain key talent. Mid-term and long-term incentives are granted on an annual basis, based on benchmark data of the comparator group and on individual executive performance.

The objective of Bombardier is to have its pension, benefits and perquisite at the median of its comparator group. Bombardier offers limited number of perquisites, such as a company provided car and financial counselling to certain executives. The Corporation use external consultants to evaluate its pension and benefits and compare these results with the data of the comparator group.

The relative weighting of each element of direct compensation is aligned with each executive's ability to influence the short-term and long-term performance of Bombardier.

Proposal 6

Prior approval by the shareholders of the compensation policy for executive officers

It is proposed that the compensation policy of the five highest paid executive officers of Bombardier and the directors' fees be adopted by the shareholders beforehand.

In light of the significant costs associated with an excessive compensation system, it is legitimate that the shareholders, who are the owners of Bombardier, be asked to approve the compensation policy of the five highest paid executive officers as well as the directors' fees. The current policy of *fait accompli* in these matters is archaic and insulting to the shareholders, who are relegated to acting as rubber stamps at annual meetings.

Such a requirement is set out in the "Principles of Corporate Governance" published by the Organisation for Economic Cooperation and Development (OECD) in 2004:

> "Shareholders should be able to make their views known on the remuneration policy for board members and key executives. The equity component of compensation schemes for board members and employees should be subject to shareholder approval."

In France, the overall budget for directors' fees must be approved by the shareholders. In the United States, all stock or option plans must be submitted to a vote at the general meeting of shareholders. On April 20, 2007, by a historic vote of 269 to 134, the House of Representatives passed new legislation compelling listed companies to make provision for shareholders to have an advisory vote on their company's executive compensation plans. It is worth noting in this regard the results of votes obtained by "say on pay" resolutions at several important shareholder meetings: Ingersoll Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Board of Directors of Bombardier reminds its shareholders and their proxyholders that in 2006, MÉDAC presented a shareholder proposal almost to the same effect. On a vote by ballot, they **VOTED AGAINST** it in the proportion of 99.26%. The position then taken by the Board of Directors in the 2006 Management Proxy Circular recommending to **VOTE AGAINST** the proposal still remains valid today.

As required by the Canada Business Corporation Act, the shareholders of Bombardier are asked each year to elect a group of individuals who will make up the Board of Directors. In so doing, they give the mandate to the Board of Directors to oversee the management of the business and affairs of Bombardier.

One of the key responsibilities of the Board is to monitor the executive compensation policy of Bombardier that rewards the creation of shareholder value and reflect an appropriate balance between the short-term, mid-term and the long-term performance of Bombardier and to assess the performance of its executives and determine their compensation.

This responsibility is delegated by the Board of Directors to the Human Resources and Compensation Committee. This Committee is composed of four independent directors who hold meetings regularly throughout the year. It has retained Towers Perrin, a firm of independent external consultants, to assist it in its work. Towers Perrin provides advice on current trends and best practices with respect to executive compensation.

The main duties of the Committee include (i) the assessment of the performance of the Chairman of the Board and Chief Executive Officer and the senior executives reporting to him and the determination of their compensation; (ii) the review and approval of a total compensation policy that takes into account, among others, (a) base salary, (b) short-term incentives, (c) mid-term and long-term incentives, and (d) pension, benefits and perquisites; (iii) the review ofthe design of equity-based compensation plans with respect to granting of stock options and performance stock units and making appropriate recommendations to the Board of Directors for its approval and (iv) the review of the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier shares.

The report of the Committee on pages 18 to 27 of this Management Proxy Circular provides more information on executive compensation.

The Board of Directors of Bombardier strongly believes that the proposal of MÉDAC significantly restricts its mandate to oversee the management of the business and affaires of Bombardier. It also restricts the flexibility and capacity of the Board of Directors to provide, as part of its responsibilities, competitive compensation packages in order to attract and retain the most qualified and talented executives needed to create sustained profitability for Bombardier and, therefore, enhances shareholder value.

Proposal 7

No exercise of options before the end of the officer's term of office

It is proposed that Bombardier govern the exercise of the options granted to executive officers and directors of our companies by stipulating that such options may not be exercised by the holders until the end of their term of office.

Since the mid nineteen-nineties, North American companies have increasingly used stock options as part of the compensation of their executive officers and directors. This practice has resulted in levels of compensation that are excessive and indefensible when compared with the performance of most companies and the stock market returns available to shareholders. Such abuses have greatly contributed to the dramatic loss of investor and public trust in the quality of corporate governance and the integrity of financial markets. Executive compensation has become completely dissociated from the achievement of the long-term goals set and has become an incentive to manage companies only from the perspective of the immediate effect on the share price. The massive use of stock options in the compensation system is the principal cause of these distortions and there is widespread belief that it accounts for numerous frauds by executives who, with the complicity of their auditors, have acted unethically and unlawfully to manipulate information regarding the real financial situation of their company.

Far from aligning the interests of executives with those of shareholders, options have resulted in the destruction of investors' wealth. On September 26, 2002, the Canadian Council of Chief Executives (CCCE) also concluded that options have failed to achieve this goal, stating that it understood the frustration felt by investors "when senior executives are rewarded handsomely for past performance that proves to be short-lived."

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal.

The Board of Directors of Bombardier has given the responsibility to the Human Resources and Compensation Committee to monitor the compensation policy for the executives of the Corporation to ensure that it rewards the creation of shareholder value and reflects an appropriate balance between the short-term, mid-term and long-term performance of Bombardier.

The Human Resources and Compensation Committee periodically reviews the provisions of the stock option plan and, if required, makes appropriate recommendations to the Board of Directors to modify them, if required. It also determines the size of grants to be awarded by the Board of Directors of the Corporation to the senior executives.

The purpose of the stock option plan is to reward executives of Bombardier with an incentive to enhance shareholders value by providing them with a form of compensation that is tied to increases in the market value of Bombardier's shares.

Stock options granted prior to June 2003 are conventional options with a term of 10 years and they vest at the rate of 25% at the end of the second, the third, the fourth and the fifth anniversary of the date of grant.

Stock options granted since June 2003 are performance options with a term of 7 years and they vest at the rate of 25% at the end of the first, second, third and fourth anniversary of the date of grant, if performance vesting criteria are met. According to this additional requirement, an optionee may exercise his/her option only if, within the 12-month period preceding the first vesting date, the weighted average trading price of Class B subordinate shares on the Toronto Stock Exchange, during a period of 21 consecutive trading days, is greater than or equal to a target price threshold established at the time of grant. If, within such 12-month period, the target price threshold criteria is not met, then the optionee may exercise such option upon the same terms and conditions and with the target price threshold applicable to the next vesting tranche (i.e., 25%). If the final target price threshold criteria is not met within the last 12-month period established with respect to a particular option grant, then the optionee may exercise such options if, at any time after that 12-month period, the final target price threshold criteria is met within the remaining term of the option. Furthermore, once the target price threshold criteria for any particular vesting tranche is met in accordance with the above, the optionee may exercise these options notwithstanding any further variation in the weighted average trading price of the class B subordinate shares. The approved target price thresholds for options granted during 2007, 2006 and 2005 are presented in the Pay-for-Performance Table on page 23 of this Management Proxy Circular.

Upon exercise, the optionee shall remain the direct owner of at least 25% of the number of shares purchased for a period of at least 1 year following the date of exercise.

Finally, it should be remembered that the stock option plan for the benefit of the non-executive directors of Bombardier was abolished on October 1, 2003; however, it continues to apply to outstanding, unexercised options; as at January 31, 2008, options for a total of 45,000 Class B subordinate shares of Bombardier, which had been previously granted, remained outstanding.

Proposal 8

Cumulative voting for the election of directors

It is proposed that Bombardier amend its articles to institute a cumulative voting procedure for the election of directors.

When this proposal was presented by MÉDAC to the shareholders' meeting of Bombardier it received a support of XX%. According to this election procedure, shareholders are entitled to one vote for every share they hold multiplied by the number of nominees. Votes can then be cast for a single nominee or all the nominees at the option of the shareholder. Cumulative voting is provided for in Canadian law in order to encourage the expression of the will of the minority shareholders in electing the directors of company. One of the foundations of healthy corporate governance is the legitimacy of the directors: in a world where the ownership of companies has gradually shifted from a situation in which a few shareholders have large holdings to one where ownership is broken up into a myriad small holdings and passive investments by numerous individuals, the process for the selection of directors has slipped into the exclusive control of management and the directors already in office, with emphasis being placed on independence and credibility – principles whose value we certainly recognize – but concealing the legitimacy of representation of both the majority and minority shareholders, who are a source of new ideas and added value for all the shareholders.

In order to ensure the application of this principle, we are asking that cumulative voting be introduced as a means of ensuring that the minority shareholders play their role fully, since the existing voting policies give an advantage to management's position. The legitimacy of the directors is as important as their independence and credibility. This proposal is thus not intended to pass judgment on the openness of management and the board of directors to shareholders' concerns, but essentially to affirm the principle that the directors must represent both majority and minority shareholders.

The Board of Directors of Bombardier recommends to its shareholders and their proxyholders to VOTE AGAINST this proposal

Firstly, it is to be noted that MÉDAC never submitted a similar proposal to the consideration of the shareholders of Bombardier and their proxyholders in any previous meeting of shareholders.

Secondly, the share structure of Bombardier is well known. It has two classes of voting shares, the Class A shares (multiple voting) and the Class B shares (subordinate voting). The Class B shares (subordinate voting) are restricted (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share (multiple voting) carries the right to ten votes and each Class B share (subordinate voting) carries the right to one vote.

Thirdly, because it has been publicly disclosed over the years in the Management Proxy Circular of Bombardier (please refer to page 3 of this Management Proxy Circular), it is a well known fact that together Mmes. Janine Bombardier, Claire Bombardier-Beaudoin and Huguette Bombardier-Fontaine and Mr. J.R. André Bombardier, indirectly control today, through holding companies, 249,199,909 Class A shares (multiple voting) and 1,118,275 Class B (subordinate voting), representing in the aggregate 78.62% of the outstanding Class A shares (multiple voting) and 0.08% of the outstanding Class B shares (subordinate voting) of Bombardier and, as a result, 54.14% of all the voting rights attached to all the issued and outstanding Class A shares (multiple voting) and Class B shares (subordinate voting).

Fourthly, in his closing address to the shareholders of Bombardier during their annual meeting held on June 10, 2003, the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, made it abundantly clear that the dual-class shares structure of Bombardier has been quite beneficial to the Corporation over the years and that no change to this structure will be made to it as evidenced by the following extracts from his speech:

> "The presence of a majority shareholder, whose commitment to the Corporation's success is as complete as the Bombardier

family's, was a determining factor for the growth and success of the Corporation. It has allowed it to become a multinational, all the while maintaining its decision-making centre in Montréal.

(...)

Over the years, to further the Corporation's expansion, multiple equity issues, like the one recently offered, have come to substantially dilute the majority shareholder's holdings. However, due to Class A multiple voting shares, this dilution did not result in a corresponding dilution of voting rights. As such, the Bombardier family is and intends to remain the Corporation's majority shareholder by continuing to hold Class A and Class B shares. We are convinced that the interests of all shareholders will thus be better served and protected.

Moreover, the existence of two share classes in no way hinders the sound management of the Corporation, commonly referred to as governance.

So, at Bombardier, we have put the rules and principles of good governance in place before the events that have shaken the financial market forced us to do so."

This position still remains valid today.

Given this context and also its continuous commitment and that of its Corporate Governance and Nominating Committee to always maintain sound corporate governance practices, the Board of Directors of Bombardier is of the opinion that cumulative voting does not have any value added per se and therefore is not required.

SCHEDULE "B"
BOMBARDIER INC.
MANDATE OF THE BOARD OF DIRECTORS

Mandate of the Board

The role of the Board is to supervise the management of Bombardier's business and affairs with the objective of increasing profitability and, therefore, enhancing shareholder value.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Management's role is to conduct the day-to-day operations in a way that is consistent with the business plan approved by the Board.

The Board decides all matters expressly stated herein to be under its jurisdiction or provided for under the Canada Business Corporations Act ("CBCA") or other applicable legislation or Bombardier's articles of incorporation or by-laws (subject always to the power of the Board to delegate to a Committee or to individual directors or officers any part of its authority which it may lawfully so delegate). The Board may assign to any Board Committee the prior review of any issues the Board is responsible for. Board Committee recommendations are subject to Board approval. The Board is to be informed of any Board Committee decisions at the regular Board meeting next following such decision.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A. Approving Bombardier's strategy

- adopting a strategic plan, updating it on at least an annual basis, taking into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the strategic plan by management;
- adopting, on an annual basis, an appropriate business plan which reflects the implementation of the first year of the strategic plan, and reviewing it on a quarterly basis;

B. Monitoring financial matters and internal controls

- through the work and recommendations of the Audit Committee, monitoring the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
  - (a) the integrity and quality of Bombardier's financial statements and other financial information and the appropriateness of their disclosure;
  - (b) external auditors' independence and qualifications;
  - (c) the performance of Bombardier's internal audit function and of Bombardier's external auditors; and
  - (d) Bombardier's compliance with its own Code of Ethics and Business Conduct and all applicable legal and regulatory requirements;
- except to the extent delegated by the Board, the responsibility of all decisions involving a minimum amount, as provided in the Administration Policy pertaining to the various levels of authority;
- based on the recommendations of the Audit Committee, recommending to the shareholders of Bombardier the appointment of its external auditors;
- through the work and recommendations of the Finance and Risk Management Committee, ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of Bombardier's business;
- adopting communications policies and monitoring Bombardier's investor relations programs; Bombardier's communications policies (i) address how Bombardier interacts with analysts, investors, other key stakeholders

and the public, (ii) contain measures for Bombardier to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) are reviewed at least annually.

C. Monitoring pension fund matters

- through the work and recommendations of the Finance and Risk Management Committee, monitoring and reviewing Bombardier's pension fund investment policies and practices, in the context of pension plan liabilities.

D. Monitoring environmental matters

- through the work and recommendations of the Finance and Risk Management Committee, monitoring and reviewing, as appropriate, Bombardier's environmental policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

E. Monitoring occupational health and safety matters

- through the work and recommendations of the Human Resources and Compensation Committee, monitoring and reviewing, as appropriate, Bombardier's occupational health and safety policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

F. Assessing and overseeing the succession planning of the Chief Executive Officer and senior executives through the work and recommendations of the Human Resources and Compensation Committee:

- choosing the Chief Executive Officer, approving the appointment of senior executives (as defined in the charter of the Human Resources and Compensation Committee) and monitoring the Chief Executive Officer's and senior executives' performance;
- ensuring that an appropriate portion of the Chief Executive Officer and senior executives' compensation is tied to both the short and longer-term performance of Bombardier;
- ensuring that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

G. Monitoring corporate governance issues through the work and recommendations of the Corporate Governance and Nominating Committee:

- monitoring the size and composition of the Board to ensure effective decision-making;
- overseeing management in the competent and ethical operation of Bombardier;
- monitoring Bombardier's approach to governance issues and monitoring and reviewing, as appropriate, Bombardier's Corporate Governance Manual and policies;
- reviewing, from time to time, Bombardier's Code of Ethics and Business Conduct applicable to Bombardier's directors, officers, and employees;
- ensuring the annual performance assessment of the Board, Board committees, board and committee chairs and individual directors and determining their remuneration;
- recommending to the Board (i) the Board nominees for election at the annual meeting of shareholders or (ii) up to two nominees to be appointed by the Board as additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders or (iii) the nominees to fill Board vacancies.

H. The Lead Director

- prior to or after each regular meeting of the Board, if required, the independent directors will meet under the chairmanship of the Lead Director who should preferably be the Chairman of the Corporate Governance and Nominating Committee;
- additional meetings may be held at the request of any independent director;
- thereafter, the Lead Director will transmit to the Chairman of the Board and Chief Executive Officer, any comment, question or suggestion of independent directors;
- independent directors have no decision-making power;
- independent directors may provide for their own procedure such as secretariat, notices of meeting, minutes and similar matters;
- their quorum is composed of a majority of the independent directors.

SCHEDULE "C"
BOMBARDIER INC.
CHARTER OF THE AUDIT COMMITTEE

Audit Committee

1.1 Membership and Quorum

- A minimum of four directors who shall all be independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTE'S E EFFECTIVENESS

- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. MANAGING THE AUDIT COMMITTEE

- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;
- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Audit Committee and any material matters reviewed at such meeting are reported to the Board at its next regular meeting.

1.4 Mandate of the Audit Committee

A. PURPOSE

The Audit Committee is a Committee of the Board formed to assist it in overseeing the financial reporting process.

B. OBJECTIVES

The objectives of the Audit Committee are :

- to help the directors meet their responsibilities with respect to accountability;
- to assist in maintaining good communication between the directors and the external auditor;
- to assist in maintaining the external auditor's independence;
- with the assistance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, to ensure that an appropriate system of internal accounting and financial controls is maintained in view of the major business risks facing Bombardier;
- to maintain the credibility and objectivity of financial reports;
- to investigate and assess any issue that raises significant concern to the Audit Committee, with the assistance, if so required by the Audit Committee, of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and/or the external auditor.

C. MEETINGS

- Any member of the Audit Committee or the external auditor or the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment may request a meeting of the Committee.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Treasurer shall attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not

involving all or some of these officers as determined by the Audit Committee.

- The Chairman of the Board and Chief Executive Officer may, at his option, only attend that part of the meeting of the Audit Committee during which the quarterly or annual, as the case may be, consolidated financial statements of Bombardier, the related management's discussion and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.
- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee members, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

D. DUTIES AND RESPONSIBILITIES

- As they relate to the Board and financial reporting

a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.

b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.

d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.

e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or reserves included in any financial statements.

f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which these matters are disclosed in the financial statements.

h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.

i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in the prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from Bombardier's financial statements, other than the public disclosure referred to in paragraph c) or d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for

   (i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and

   (ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Monitor the application of, and, if need be, review and make appropriate recommendations to management in order to update the Corporate Disclosure Policy of Bombardier.

- As they relate to the external auditor

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

g) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

h) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

i) To the extent practicable, assess the performance of the external auditor at least once a year.

j) Ensure that the external auditor shall not provide the following services to Bombardier:

   - bookkeeping or other services related to the accounting records or financial statements of Bombardier;
   - financial information systems design and implementation;
   - appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
   - actuarial services;
   - internal audit outsourcing services;
   - management functions;
   - human resources;
   - broker or dealer, investment adviser, or investment banking services;
   - legal services; and
   - expert services unrelated to the audit.

k) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

l) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

a) At least four times a year, in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment independence.

d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

e) Once a year, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and if the circumstances so warrant, review and recommend the removal of the then current incumbent and the appointment of his successor and report the findings and conclusions of the Audit Committee to the Human Resources and Compensation Committee and the Chairman of the Board and Chief Executive Officer of the Corporation.

f) Once a year, review the terms of the charter of the Corporate Audit Services and Risk Assessment to ensure that they continue to be relevant and, if need be, make any appropriate modifications thereto.

- As they relate to the Audit Committee's terms of reference

  Each year, review the charter of the Audit Committee in order to ensure that it continues to be relevant and make recommendations to the Corporate Governance and Nominating Committee regarding its responsibilities therein.

1.5 Miscellaneous

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

Annual Information Form

2008

April 3, 2008

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in U.S. dollars, unless otherwise indicated.

(2) This Annual Information Form contains references to trademarks belonging to Bombardier Inc. or its subsidiaries (which trademarks are listed in Schedule A hereto) as well as trademarks of third parties for the purpose of describing Bombardier's competitive environment and the development of its businesses.

Item 1 Corporate Structure

1.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* (the "CBCA") by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8. Its telephone number is (514) 861-9481 and its website is www.bombardier.com.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries on a consolidated basis or the Corporation or one or more of its subsidiaries. The term "Aerospace" refers to the Corporation's aerospace segment and the term "Transportation" refers to the Corporation's transportation segment.

1.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at the date shown for each segment, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2008[1], have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Aerospace (as at January 31, 2008)	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Short Brothers plc (Northern Ireland)	100%
Bombardier Capital Inc. (Massachusetts)	100%
Transportation (as at December 31, 2007)	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
Bombardier Transport France S.A.S. (France)	100%
Bombardier Transportation Italy S.p.A. (Italy)	100%
Bombardier Transportation (Switzerland) AG (Switzerland)	100%
Bombardier Transportation Sweden AB (Sweden)	100%
Bombardier Transportation Canada Inc. (Canada)	100%
Others	
Bombardier Corporate Financial Services Islandi, sf., Reykjavik, Zurich Branch (Iceland) [2]	100%
Bombardier Corporation (Idaho) [3]	100%

(1) As per the Corporation's consolidated financial statements for the fiscal years ended January 31, 2008 and January 31, 2007 filed with the Canadian securities regulatory authorities on April 3, 2008.

(2) This legal entity uses a December 31, 2007 fiscal year end.

(3) This legal entity uses a January 31, 2008 fiscal year end.

Item 2 General Development of the Business

2.1 General

The Corporation is a world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services.

2.2 History

The main developments in the business of the Corporation and its most significant transactions during the past three years are as described below.

On March 15, 2005, the Board of Directors of the Corporation granted authority to Aerospace to offer the proposed new *CSeries* family of aircraft to customers.

On April 18, 2005, the Corporation announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance which resulted in cash proceeds of approximately $1.3 billion, approximately $700 million after repayment by Bombardier Capital of its private bank-sponsored securitized floorplan conduits not transferred to GE Commercial Finance, subject to final adjustments. Bombardier Capital's inventory financing business was comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries. GE Commercial Finance also assumed after closing the future servicing obligations of Bombardier Capital under public securitizations. Some 280 employees based in Colchester, Vermont and Brossard, Québec were transferred to GE Commercial Finance.

On September 23, 2005, the Corporation announced the closing of a permanent financing structure for a value of approximately $1.7 billion. The structure, known as Regional Aircraft Securitization Program ("RASPRO"), provided financing in the form of long-term leases for certain Aerospace regional aircraft customers. RASPRO covers 70 aircraft comprising 65 *CRJ* and 5 *Q400* aircraft.

On October 26, 2005, Aerospace announced the establishment of a world-class manufacturing facility in Querétaro, Mexico to complement its existing manufacturing sites.

On October 28, 2005, the Corporation announced that, as of mid-January 2006, it would temporarily suspend the production of its *CRJ200* aircraft to realign its production to the current market outlook for 50-seat regional jets. On February 9, 2006, the Corporation announced that it would restart production of the Bombardier *CRJ200/Challenger 850* aircraft platform to meet present and anticipated demand for *Challenger 850* business jets.

On November 7, 2005, Bombardier announced its exit from the servicing of Bombardier Capital's manufactured housing portfolio with the transfer to Green Tree Servicing LLC of future servicing rights and obligations. This transaction was completed on March 1, 2006 and was the continuation of Bombardier Capital's orderly portfolio wind-down initiated in 2001.

On January 31, 2006, the Corporation announced that the then-existing market conditions did not justify the launch of the *CSeries* program at that time and that *CSeries* project efforts, team and resources would be reoriented to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market. A small team of employees would remain with the *CSeries* program to further develop its business plan and continue to explore the potential of the *CSeries*.

On February 15, 2006, the Corporation announced that it expected to close its production facility in Auburn, New York by the end of May 2006 primarily due to a lack of sufficient workload necessary to sustain the site.

On October 24, 2006, Aerospace announced that it was adjusting its regional aircraft production rates to reflect current market demand. As a result, the production rate for its *CRJ700/900* regional jets was reduced. As a result of the increasing number of regional jet firm orders since that time, a decision was made in the second quarter of fiscal year 2008 to increase the production rate for *CRJ700 NextGen* and *CRJ900 NextGen* aircraft from a rate of one aircraft every five days to a rate of one aircraft every four days. In addition, in the third quarter of fiscal year 2008, it was decided to further increase the production rate to one aircraft every three days.

In October 2006, the Corporation completed its strategy of reducing Bombardier Capital operations with the sale of Bombardier Capital's on and off-balance sheet freight car operations for cash proceeds of $94 million.

In the fall of fiscal year 2007, the Corporation implemented an important refinancing plan to modify its liability profile in order to provide increased financial and operating flexibility. The plan built on the strategy of funding working capital needs only from available cash resources. It included replacing major credit facilities, thereby significantly reducing utilization cost, by entering into a new letters of credit facility limited to the issuance of letters of credit, and supporting such issuance with collateral assets. The plan also included the refinancing of long-term debt maturing in the near term, as well as additional borrowing to replenish the liquidity used to fund the collateral asset under a new letters of credit facility of €4.3 billion ($5.6 billion) entered into in December 18, 2006 (the "New letters of credit facility"). This refinancing has allowed the Corporation to extend the weighted-average maturity of its long-term debt by 3 years. Therefore, on November 16, 2006, the Corporation issued the following senior notes: €800 million ($1.0 billion), floating rate, due in November 2013; $385 million, bearing interest at 8%, due in November 2014; and €800 million ($1.0 billion), bearing interest at 7.25%, due in November 2016. The net proceeds from this issue of senior notes were used to retire all of the outstanding $220-million Bombardier Capital notes due in March 2007, to repurchase all of the outstanding €500-million ($640-million) Bombardier Capital notes due in May 2007, to repurchase €218 million ($279 million) of the outstanding €500-million ($640-million) notes due in February 2008, to fund the €869 million ($1.1 billion) invested collateral to secure the Corporation's obligations to the banks issuing letters of credit under the New letters of credit facility and for general corporate purposes, including the payment of fees and expenses in connection with the issuance of the senior notes. The New letters of credit facility replaced existing €3.2 billion European and $1.1 billion North American credit facilities and €290 million European letters of credit facilities before their respective maturities in fiscal years 2008 and 2009.

On January 31, 2007, the Corporation confirmed that it would continue to refine its *CSeries* aircraft business plan. The program's team would continue to optimize the aircraft configuration to meet customers' requirements. On February 22, 2008, Aerospace announced that the Corporation's Board of Directors had granted to Aerospace authority to offer formal sales proposals of the optimized *CSeries* aircraft family to airline customers. A launch decision is expected in fiscal year 2009. If the program is launched, entry into service is scheduled for 2013.

On February 19, 2007, Bombardier announced the launch of its *CRJ1000* regional jet. The *CRJ1000* aircraft program was launched with 38 firm orders by three customers, namely Brit Air of Morlaix, France with a firm order for 8 *CRJ1000* aircraft, and options on 8 additional *CRJ1000* aircraft; My Way Airlines of Italy which converted 15 of its 19 *CRJ900* regional jet orders to *CRJ1000* regional jets; and an undisclosed customer which placed a firm order for 15 aircraft, with a conditional order for an additional 15. The new *CRJ1000* regional jet is scheduled to enter service in the fourth quarter of fiscal year 2010.

On May 25, 2007, Transportation and CJSC Transmashholding, Russia's leading rail technology manufacturer, announced their agreement to invest €12.5 million together to create two joint ventures: an engineering joint venture to develop advanced propulsion technology plus a production joint venture to manufacture traction converters based on Transportation's *MITRAC* propulsion technology.

On May 31, 2007, Aerospace introduced next generation versions of its *CRJ700, CRJ900* and *CRJ1000* regional jets, the new *CRJ NextGen* aircraft.

On July 16, 2007, the Corporation announced its decision to write-off its investment in Metronet following the release of the Public-Private Partnership ("PPP") Arbiter's draft directions on interim infrastructure service charge for Metronet Rail BCV Limited issued on Monday, July 16, 2007. The Corporation wrote off the carrying value of $162 million of its investement in Metronet in the second quarter of fiscal year 2008.

On July 30, 2007, the Corporation's *Learjet 60 XR* entered into service with Cloud Nine Aviation, of Los Angeles, CA.

In September 2007, Aerospace unveiled its new *Global Vision* flight deck for *Bombardier Global 5000* and *Global Express XRS* aircraft.

Having won key contracts for the Delhi metro in July and October of 2007, including 340 *MOVIA* metro cars and the installation of *CITYFLO* 350 train control and signalling systems and *MITRAC* Propulsion & Controls equipment, Transportation is currently setting up a manufacturing site in Vadodara, India, to produce metro cars and bogies.

On October 30, 2007, Aerospace launched its new *Learjet 85* aircraft. On January 22, 2008, Aerospace announced that it will develop an all-composite structure for the *Learjet 85* aircraft, which will be the first Bombardier jet to feature an all-composite structure and will be the first all-composite structure business jet designed for type certification under U.S. Federal Aviation Regulations ("FAR") Part 25. More than 65 letters of intent had been received on the date of the launch.

On November 28, 2007, the Corporation's Board of Directors announced the appointment of Mr. Pierre Beaudoin as President and Chief Executive Officer of Bombardier, effective June 4, 2008. Mr. Laurent Beaudoin will remain as Chairman of the Board.

On January 17, 2008, the Corporation redeemed all of the outstanding £300 million Bombardier Capital notes due in May 2009 and the remaining €282 million outstanding of the €500 million notes due in February 2008.

On February 28, 2008, Aerospace announced the official opening of its world-class manufacturing facility located at the Querétaro Aerospace Park in Mexico. This new facility complements Aerospace's existing manufacturing sites. Since the start of operations in May 2006, this manufacturing facility has created over 900 jobs and is still ramping-up production. At present, this facility manufactures electrical harnesses for the *Challenger*, *Global*, *CRJ* and *Q-Series* aircraft families, structural components such as the centre fuselage for the *Challenger 850* aircraft program and rudders, elevators and horizontal stabilizers for the *Q400* aircraft program. Aerospace has also transferred the assembly of the *Global Express* rear fuselage to its Mexican facility.

In March 2008, Aerospace introduced the new *Q400 NextGen* turboprop airliner as the next step in the continuing evolution of the *Q400* aircraft. Revised in the same spirit as the the *CRJ NextGen* aircraft family, the *Q400 NextGen* aircraft remains one of the most technologically advanced turboprop aircraft.

On April 1, 2008, Transportation provided an update with respect to Metronet following the announcement from Metronet which was providing updates on the negotiations on the transfer of Metronet contracts by the PPP Administrator and bringing clarity to the proposed next steps in the planned modernisation program for the London Underground. The result of these negotiations, which is subject to a court decision that will be sought by the PPP Administrator, is that the Bakerloo, Central and Victoria Lines ("BCV") program will continue and complete its implementation as originally planned. The Sub Surface Lines ("SSL") upgrade program will be re-scoped with regard to the signalling portion. The signalling portion of Transportation's SSL contract, currently sub-contracted to Westinghouse Rail Systems Limited ("WRSL"), has been transferred to Metronet and re-negotiated directly between WRSL and Metronet. Transportation will continue to supply new rolling stock to the SSL program, with a small increase in scope as requested by the customer.

Transportation's original train maintenance contracts for BCV and SSL will be amended so that the maintenance work remains with Metronet. Transportation will retain a Technical Support and Spares Supply Agreement. The net impact of these proposed changes on Transportation will be a reduction in its Metronet order backlog of £1.3 billion ($2.6 billion) from £3.2 billion ($6.4 billion), and a reduction of Transporation's total backlog from $33.5 billion to $30.9 billion. This adjustment has been reflected as at January 31, 2008.

Item 3 Narrative Description of the Business

3.1 Business Overview

The Corporation operates in two reportable manufacturing segments: Aerospace and Transportation.

Aerospace is a world leader in the design and manufacture of innovative aviation products and is a provider of related services for the business, commercial and specialized aircraft markets. Aerospace has production sites in Canada, the U.S., the United Kingdom (Northern Ireland) and in Mexico. In addition, Aerospace has maintenance service centres, authorized service facilities, distribution centres and depots for spare parts and several sales and marketing offices around the world.

Aerospace has a presence in 22 countries and had a workforce of 27,900 employees as at January 31, 2008.

Transportation is dedicated to develop, manufacture and service advanced transportation solutions for today's and tomorrow's railways. As the global leader in rail technology, Transportation places environmental sustainability firmly at the top of its agenda. Transportation's products and services combine energy-conserving technology with optimal safety, reliability and cost efficiency. Its products and services are designed for sustainable mobility.

Transportation's presence includes 43 production sites in 21 countries and over 40 service centres around the world. Transportation had a workforce of 31,485 employees, as at January 31, 2008.

3.2 Description of Segments

The two reportable manufacturing segments are constituted as follows:

Aerospace	• Business Aircraft • Commercial Aircraft • Amphibious aircraft and specialized aircraft solutions • Aircraft Services
Transportation	• Rolling Stock • Services • System and Signalling

The activities of these two manufacturing segments are described in this Annual Information Form under separate headings.

Aerospace

Aerospace is a world leader in the design and manufacture of innovative aviation products and is a provider of related services for the business, commercial and specialized aircraft markets. Aerospace has production sites in Canada, the U.S., the United Kingdom (Northern Ireland) and in Mexico. In addition, Aerospace has maintenance service centres, authorized service facilities, distribution centres and depots for spare parts and several sales and marketing offices around the world. Aerospace has a presence in 22 countries and had a workforce of 27,900 employees as at January 31, 2008

The administrative centre of Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's principal subsidiaries that fall within Aerospace, see "Item 1 – Corporate Structure, section 1.2 – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which form part of Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
Downsview, Ontario, Canada	Manufacture and final assembly of the *Q-Series* turboprop aircraft, including related spare parts and components; manufacture of components and final assembly of *Global Express XRS* and *Bombardier Global 5000* aircraft; assembly of wings for the *Learjet 45 XR*, and *Learjet 40 XR* business aircraft.
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components for Aerospace, Rolls-Royce, Rolls-Royce Deutschland or International Aero Engines.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Aerospace.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the *CRJ700 NextGen* and *CRJ900 NextGen* regional aircraft and assembly, pre-flight and painting of the *Challenger 870* and *Challenger 890* business aircraft.
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the *Challenger 300*, *Challenger 605* and *Challenger 850* business aircraft and the *CRJ200* regional aircraft. Interior finishing and painting of the *CRJ200* regional aircraft. Interior completion and painting of the *Challenger 300*, *Challenger 605* and, *Bombardier Global 5000* and *Global Express XRS* business aircraft.
Montréal, Québec, Canada	Parts, components and spare parts for the *Challenger 300*, *Challenger 605*, *Challenger 850*, *Challenger 870* and *Challenger 890* business jets, *CRJ200*, *CRJ700 NextGen* and *CRJ900 NextGen* regional aircraft, *Global Express XRS* and *Bombardier Global 5000* business aircraft, *Bombardier 415* amphibious aircraft and structural components for Airbus Industries.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada	Complete wing and fuselage assembly for the *Bombardier 415* amphibious aircraft.
North Bay, Ontario, Canada(L)	Final assembly of, and pre-flight activities for, *Bombardier 415* amphibious aircraft.
Querétaro, Mexico(L)	Production of electrical harnesses and of structural aircraft components.
Wichita, Kansas, United States	Final assembly, interior finishing and some manufacturing for the *Learjet* family of business aircraft and flight test centre for aircraft manufactured by Aerospace.

In addition, service centres for the Business aircraft division located in Bridgeport, Tucson, Hartford, Fort Lauderdale, Wichita and Dallas in the United States, and Berlin, Germany, are part of a service network called the Bombardier Aircraft Services facilities. Service centres for the Regional aircraft division are located in Tucson and Bridgeport. The Corporation owns an airport located in Downsview, Ontario and uses it to support Aerospace's manufacturing activities.

Marketing of Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Florida, Georgia, Kansas, Maryland, Minnesota, Missouri, Ohio, South Carolina and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in France, Germany and the United Kingdom. In Asia, such offices are maintained in Dubai, in the United Arab Emirates, Hong Kong, the People's Republic of China and in Singapore. Aircraft ordered by customers are produced by the manufacturing facilities of Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials components and systems are provided by suppliers with which Aerospace generally has long-term contracts.

Business Aircraft

Aerospace markets, sells and provides customer support for its three families of business jets. The *Global* family includes the super-large *Bombardier Global 5000* aircraft and the ultra-long-range *Global Express XRS* business jet. The *Challenger* family includes the *Challenger 800* series in the corporate airliner market category, the large *Challenger 605* and the super-midsize *Challenger 300* business aircraft. The *Learjet* family includes the light *Learjet 40 XR* aircraft, the super-light *Learjet 45 XR* aircraft and the midsize *Learjet 60 XR* aircraft. In October 2007, Aerospace announced the launch of its all-new *Learjet 85* aircraft, which is set to redefine the midsize jet category. The *Learjet 85* is currently in development.

- ***Global Family***

The *Global* family of business jets is comprised of two wide-body aircraft: the super-large *Global 5000* and the ultra-long-range *Global Express XRS.* The *Global* family of aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The *Bombardier Global 5000* aircraft is a high-speed intercontinental business jet capable of flying up to 5,200 nautical miles at Mach 0.85 with eight passengers and three crew members under certain operating conditions. Main competitors of the *Bombardier Global 5000* include the Gulfstream G450 and the Dassault Falcon 900EX and 900DX.

The *Global Express XRS* aircraft is an ultra long-range business jet covering distances of up to 6,150 nautical miles at Mach 0.85 with eight passengers and four crew members under certain operating conditions. The first

Global Express XRS entered service in the fourth quarter of the fiscal year ended January 31, 2006. The *Global Express XRS* aircraft competes against the Gulfstream G500, the Gulfstream G550, the Gulfstream G650 (in development) and the Dassault Falcon 7X.

- ***Challenger Family***

The Challenger family of business jets currently includes the *Challenger 300, Challenger 605*, and the *Challenger 800* series.

The *Challenger 300* business jet is a wide-body recent entrant into the super-midsize category and has a transcontinental range of up to 3,100 nautical miles with eight passengers and two crew members under certain operating conditions. It competes with four other aircraft models in this category: the Gulfstream G200; the Dassault Falcon 50EX; the Cessna Citation X; and the Hawker 4000.

The *Challenger 605* aircraft is a wide-body in the large category business jet capable of flights of over 4,000 nautical miles with five passengers and two crew members under certain operating conditions. The *Challenger 605* aircraft is the latest in the original *Challenger* series which included the *Challenger 600, 601-1A, 601-3A, 601-3R* and *604*. It was launched in November 2005 and the first aircraft entered into service during the fourth quarter of the fiscal year ended January 31, 2007, as a demonstrator. Main competitors of the *Challenger 605* aircraft include the Falcon 2000, the Falcon 2000 EX, the Falcon 2000 DX (in development) and the Falcon LX (in development) manufactured by Dassault Aviation, the Cessna Columbus, as well as the Gulfstream G350 aircraft.

The *Challenger 800* series includes the *Challenger 850* along with the *Challenger 850, 870* and *890* with the "Corporate Shuttle" configuration in the corporate airliner category. All *Challenger 800* series aircraft are derivatives of the *CRJ* aircraft. Embraer-Empresa Brasileira de Aeronáutica S.A. ("Embraer"), The Boeing Company, and Airbus S.A.S. ("Airbus") compete with Aerospace in this market.

- ***Learjet Family***

The *Learjet* family's current production models are the *Learjet 40 XR*, the *Learjet 45 XR* and the *Learjet 60 XR*.

Introduced in October 2004, the *Learjet 40 XR* aircraft, a derivative of the *Learjet 40* business jet, is capable, under certain operating conditions, of flying at cruising speeds of up to Mach 0.81 and has a maximum range of up to 1,808 nautical miles with four passengers and two crew members. The main competitors of the *Learjet 40 XR* business jet are the Cessna Citation Encore+, CJ3 and CJ4 (in development), the Hawker 400XP and the Embraer Phenom 300 (in development).

The *Learjet 45 XR* aircraft has a maximum range of 2,049 nautical miles with four passengers and two crew members and can reach cruising speeds of up to Mach 0.81 under certain operating conditions. Introduced in July 2002, the *Learjet 45 XR* aircraft is an evolution of the *Learjet 45* business jet designed to deliver greater payload-range capabilities through a 1,000-pound increase in maximum takeoff weight and enhanced engine performance. The *Learjet 45 XR* business jet competes with the Cessna Citation XLS+ (in development), the Hawker 750 (in development) and the Embraer MLJ aircraft.

The *Learjet 60 XR* business jet has a maximum range of 2,365 nautical miles, with four passengers and two crew members and can reach cruising speeds of up to Mach 0.81 under certain operating conditions. It was officially launched in November 2005 and entered into service on July 30, 2007. Competitors of the *Learjet 60 XR* business jet include the Gulfstream G150, the Hawker 850XP, the Hawker 900XP, the Cessna Sovereign and the Embraer MSJ aircraft.

On October 30, 2007, Aerospace launched a new addition to the *Learjet* family, the *Learjet 85* aircraft. The *Learjet 85* aircraft will feature a larger cabin and increased range compared to existing *Learjet* models. The *Learjet 85* aircraft is targeting a high-speed cruise of Mach 0.82 and will, under certain operating conditions, offer its passengers a transcontinental range of up to 3,000 nautical miles.

Commercial Aircraft

Aerospace markets and sells the *CRJ* family of regional jets and the *Q-Series* family of turboprops to airline companies and also provides maintenance and modification services to its customers. It is also currently offering formal sales proposals of the optimized *CSeries* aircraft family to airline customers.

- ***CRJ Aircraft***

The *CRJ* family consists of the 40-, 44- and 50-seat *CRJ200* aircraft, the 70-seat *CRJ700 NextGen* aircraft, the 75-seat *CRJ705 NextGen* aircraft, the 86-seat *CRJ900 NextGen* aircraft and the 100-seat *CRJ1000 NextGen* regional jet, launched in February 2007, designed specifically to meet the growing passenger needs of regional airlines for jets up to 100 seats. As a result of the increasing number of regional jet firm orders, a decision was made in the second quarter of fiscal year 2008 to increase the production rate for *CRJ700 NextGen* and *CRJ900 NextGen* aircraft from a rate of one aircraft every five days to a rate of one aircraft every four days. In addition, in the third quarter of fiscal year 2008, it was decided to further increase the production rate to one aircraft every three days.

Aerospace has one major competitor for the *CRJ* aircraft family, Embraer, which produces a 37-passenger jet, the ERJ 135, a 44-passenger jet, the ERJ 140 and a 50- passenger jet, the ERJ 145. Embraer also offers the 70-passenger jet Embraer 170, the 86-passenger jet Embraer 175 and the 100-passenger jet Embraer 190. Additional companies currently developing competitive products in the regional jet category include AVIC 1 Commercial Aircraft Co., Mitsubishi Heavy Industries Ltd. and Sukhoi Company.

- ***Q-Series Aircraft***

The *Q-Series* family of turboprops consists of the 37-seat *Q200* aircraft, the 50-seat *Q300* aircraft and the 68- to 78-seat *Q400* aircraft.

In March 2008, Aerospace introduced the new *Q400 NextGen* turboprop airliner as the next step in the continuing evolution of the *Q400* aircraft. Due to a shift in demand towards larger turboprops, Aerospace has increased the production rate of its 78-seat *Q400* aircraft and will discontinue the production of the 37-seat *Q200* and the 50-seat *Q300*. Deliveries of existing *Q200* and *Q300* firm orders will continue until May 2009 when all outstanding delivery commitments will be satisfied. Aerospace will continue to support all *Q200* and *Q300* operators.

The main products in competition with the *Q-Series* aircraft family come from Avions de Transport Regional ("ATR"). The *Q300* aircraft faces competition from the 46-passenger ATR 42 and the *Q400* aircraft from the 66-passenger ATR 72.

- ***CSeries Aircraft***

Aerospace has been evaluating the feasibility of launching an optimized *CSeries* aircraft program to address the lower end of the 100- to 149-seat market segment. The *CSeries* aircraft design incorporates the latest technologies: new, largely composite and aluminium-lithium alloy structure, latest systems include fly-by-wire combined with fourth-generation aerodynamics and Pratt & Whitney's next-generation high by-pass Geared Turbofan™ [1] engine. The *CSeries* family of 110- and 130-seat aircraft, will produce, under certain operating conditions: up to 20% lower fuel burn; unmatched reductions in noise and emissions; unprecedented combination of field length and range performance; and up to 15% better overall cash operating costs.

On February 22, 2008, the Board of Directors granted Aerospace the authority to offer formal sales proposals of the optimized *CSeries* aircraft family to airline customers. A launch decision is expected in fiscal year 2009. If the program is launched, entry into service is scheduled for 2013.

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[1] Geared Turbofan™ is a registered trademark of United Technologies Corp. – Pratt & Whitney

Amphibious Aircraft and Specialized Aircraft Solutions

Aerospace manufactures and markets the *Bombardier 415* amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a multi-purpose version, the *Bombardier 415* MP aircraft, which can be used in a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transportation.

In February 2006, Aerospace re-launched the *CL-215*T program in response to customer demand, mainly in Canada, for a conversion of *CL-215* piston aircraft to turboprop engine aircraft. The converted *CL-215*T aircraft has a performance comparable to that of the *Bombardier 415* aircraft.

Aerospace continues to identify and provide special-mission aircraft solutions to governments and special-requirement organizations worldwide. Aerospace recognizes the potential market for special mission versions of both regional and business aircraft.

Aircraft Services

Aerospace provides a broad range of services related to its aircraft portfolio. In fiscal year 2008, Aerospace continued to develop more integrated services, as demanded by regional aircraft operators, while expanding its already well-established business aircraft services. Aerospace's focus is to provide customers with total life cycle solutions that address the complete aftermarket experience, including parts requirements, maintenance services and pilot training. Through *Flexjet* and *Skyjet*, Aerospace also offers business aircraft management and flight service solutions.

- ***Parts logistics***

Aerospace provides worldwide 24-hour spare parts sales and support, through various programs such as aircraft-on-ground service, lease programs, hourly programs, "Smart Services" program and rotable management programs.

Customers are currently served from two main distribution centres, one in Chicago and the other in Frankfurt, and from spare parts depots in Montréal, Singapore, Sydney, Dubai and Beijing, as well as two recently opened depots in São Paolo and in Narita.

The parts logistics organization supports the parts requirements of substantially all of Aerospace's customers during the life of the aircraft. Spare parts demand is driven by the size of the fleet of Aerospace aircraft, by the number of hours flown and by the number of aircraft exiting the warranty period. The continued growth of the installed fleet will contribute to the growth in spare parts demand.

Aerospace competes with various large and small suppliers of aircraft parts. Aerospace's competitive strengths include the availability of most spare parts for its aircraft, which are managed with the use of an integrated system to meet customer requests. Aerospace is at an advantage by offering Original Equipment Manufacturer ("OEM") certification along with OEM technical advice. Aerospace also offers "Smart Services" for both Aerospace business and commercial aircraft customers, which allow customers to purchase spare parts on a cost-per-flight-hour basis. The demand for comprehensive spare parts/services programs ("one stop shopping") is expected to continue to grow.

- ***Aircraft maintenance***

Aerospace offers maintenance services for its business aircraft customers at its six main OEM service centres located in the United States at Bridgeport, Dallas, Fort Lauderdale, Hartford, Tucson and Wichita.

In addition, Aerospace has 40 authorized service and line maintenance facilities for business aircraft. These service facilities are located in North America, Europe, Asia, Australia, Africa, and South America.

Aerospace also offers maintenance services to its regional aircraft customers at two OEM service centres located in the U.S., at Tucson and Bridgeport. Aerospace has four authorized service facilities for regional aircraft located in Europe, Asia and Australia.

- ***Training Solutions***

Training is an essential part of a complete aircraft services portfolio and Aerospace provides a full suite of flight and maintenance training solutions to its business and commercial aircraft customers. Aerospace provides customized business aircraft pilot and maintenance training through its training centres located in Montréal and at Dallas/Fort Worth International Airport. To support Aerospace's intent to expand its international training footprint, a third-party supplier was selected as an Authorized Training Provider for the *Global* family of aircraft and the *Challenger 300* aircraft in fiscal year 2008. Aerospace also offers a complete range of pilot and maintenance training programs for *CRJ* Series aircraft in Montréal, and in Berlin through a joint venture. A third-party supplier provides training for Aerospace's turboprop customers.

Aerospace's Military Aviation Training ("MAT") unit, in collaboration with a team of sub-contractors, delivers integrated military aviation training solutions. MAT currently has two major Canadian military aviation training contracts: the NATO Flying Training in Canada ("NFTC") program and the CF-18 Advanced Distributed Combat Training System ("ADCTS") program. Countries currently participating in the NFTC program include Australia, Austria, Canada, Denmark, Hungary, Italy, Singapore, and the United Kingdom.

The ADCTS program includes the design and construction of purpose-designed facilities, as well as the provision of full instructional and support services for up to 15 years for the Canadian Air Force's CF-18 ADCTS program.

- ***Flexjet and Skyjet***

Through the North American *Flexjet* program, owners purchase shares of business aircraft with operations and support, including flight crew, maintenance, hangar fees and insurance. *Flexjet* also markets, on behalf of Jet Solutions L.L.C., the *Flexjet* 25 jet card (25- to 35- hour block of flight time entitlement). In addition, during the fiscal year 2008, the *Flexjet* One program was launched, providing an aircraft management solution for owners interested in purchasing a whole aircraft and having it managed by *Flexjet*.

The North American *Skyjet* program offers hours of both on-demand and flight time entitlement charter services, the latter of which is also offered to European, Asian, and Middle Eastern customers through the *Skyjet* international program. The *Skyjet* program arranges for its customer's business jet charters, using selected air charter operators.

Transportation

Transportation is dedicated to develop, manufacture and service advanced transportation solutions for today's and tomorrow's railways. As the global leader in rail technology, Transportation places environmental sustainability firmly at the top of its agenda. Transportation's products and services combine energy-conserving technology with optimal safety, reliability and cost efficiency. Its products and services are designed for sustainable mobility.

Transportation's presence includes 43 production sites in 21 countries and over 40 service centres around the world. Transportation had a workforce of 31,485 employees, as at January 31, 2008.

The administrative centre of Transportation is located in Berlin, Germany.

For a list of the Corporation's principal subsidiaries that fall within Transportation, see "Item 1 – Corporate Structure, section 1.2 – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which are part of Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing or Service Facilities	Operations Conducted or Products
Aachen, Germany	Manufacture of carbodies and final assembly of passenger vehicles.
Baroda, India	Manufacture of propulsion equipment.
Bautzen, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular light rail vehicles) in Europe.
Bruges, Belgium	Manufacture of steel carbodies for passenger cars in Europe, final assembly of passenger cars and railway equipment.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Changchun, China (Joint Venture)	Manufacture of metro cars.
Changzhou, China (Joint Venture)	Manufacture of propulsion equipment for the Chinese market.
Chart Leacon, United Kingdom	Refurbishment and upgrade activities, overhaul.
Crespin, France	Manufacture of aluminium and steel carbodies for passenger cars in Europe, final assembly of passenger cars and manufacture of bogies.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Dandenong, Australia	Manufacture of stainless steel car bodies, final assembly, repair and refurbishment of passenger rail vehicles.
Derby, United Kingdom	Manufacture of aluminium carbodies, final assembly site for passenger cars in Europe.
Dunakeszi, Hungary(L)	Refurbishment activities, manufacturing of passenger coaches and engineering.

Manufacturing or Service Facilities	Operations Conducted or Products
Görlitz, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular double-deck trains).
Hennigsdorf, Germany	Manufacture of carbodies and final assembly of passenger vehicles and test centre, propulsion and control activities.
Hortolândia, Brazil(L)	Vehicle refurbishment.
Ilford, United Kingdom	Vehicle refurbishment.
Kassel, Germany(L)	Final assembly of electric and diesel locomotives.
La Pocatière, Québec, Canada	Manufacture of carbodies and mass transit vehicles.
Lodz, Poland (L)	Manufacture and refurbishment of cubicles and electrical components.
Mannheim, Germany	Manufacturing of propulsion equipment for all types of passenger rail vehicles and electric locomotives.
Maryborough, Australia(L)	Manufacture activities for regional and commuter cars.
Matranovak, Hungary	Manufacture of bogie frames.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Plattsburgh, New York, United States(L)	Final assembly of mass transit vehicles.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Quingdao, China (Joint Venture)	Manufacture of coaches and electrical multiple units.
Randers, Denmark	Vehicle refurbishment, heavy maintenance, upgrade activities.
Sahagún, Mexico	Manufacture of mass transit vehicles, freight locomotives, refurbishment of rail passenger cars and light rail vehicles.
Siegen, Germany	Manufacture of bogies for Europe, Asia and the Middle East.
Stroemmen, Norway (L)	Vehicle refurbishment, heavy maintenance, upgrade activities.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles and ART.
Trapaga, Spain	Manufacture of propulsion equipment.
Vado Ligure, Italy	Manufacture of locomotive and upgrades activities.
Vadodara, India	Manufacture of carbodies and bogies.
Västerås, Sweden (L)	Manufacture of propulsion equipment and services activities.
Vienna, Austria (L)	Manufacture of steel carbodies for light rail vehicles in Europe, final assembly of light rail vehicles.
Villeneuve, Switzerland	Final assembly of passenger rail vehicles.
Wrocław, Poland	Manufacture of bogie frames and locomotive carbodies.

Marketing of the products manufactured by Transportation is carried out through marketing or sales offices. In the Americas, these marketing or sales offices are located in Canada (in Saint-Bruno (Québec), in Toronto and Millhaven (Kingston) (Ontario), and in Vancouver (British Columbia)) in the United States (in the states of California, Florida, Pennsylvania, New Jersey and in Washington, D.C.), in Mexico and in Brazil.

In Europe, marketing is conducted through offices in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Italy, Netherlands, Norway, Poland, Portugal, Romania, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Transportation also has offices in India, Israel, South Africa, Australia, China, Korea, Malaysia, Singapore, Taiwan and Thailand. Transportation leases these marketing or sales offices, with the exception of the office in Saint-Bruno, Millhaven (Kingston) and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Rolling stock

The rolling stock products of Transportation includes locomotives, intercity very high-speed and high-speed trains, commuter and regional trains, metro cars, light rail vehicles, propulsion and controls for the vehicles and bogies.

- ***Locomotives***

Transportation offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic in both electric and diesel-electric versions to suit the specific needs of railway operators. The *TRAXX* locomotives family has become the standard in the industry with innovative, standardized and modular locomotives, offering interoperability, outstanding reliability, long-term availability, as well as excellent maintenance and operational economy.

- ***Intercity, high-speed and very high-speed trains***

Transportation's product line includes multiple units and coaches for intercity and high-speed passenger transportation, adapted to the requirements of customers throughout the world. Transportation has launched the modular high-speed platform *ZEFIRO*, featuring unique characteristics to respond to the emerging needs of operators and passengers alike. Transportation is also actively involved in various high-speed and very high-speed programs around the world, such as the Société Nationale des Chemins de fer Français TGV, German ICE, Spanish Talgo, Italian ETR 500 and American Acela.

- ***Commuter and Regional trains***

Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units, diesel multiple units, as well as coaches in both single and double-deck configurations. Transportation's modular and flexible product platforms such as the *TALENT* 2, the *SPACIUM* 3.06 or the Autorail Grande Capacité (high-capacity regional to multiple unit) ("AGC") are designed to meet the evolving expectations of operators and end-users, but also optimize environmental performance and operating economics.

- ***Metro cars***

Transportation offers a full range of technologies adapted to the needs of urban transit systems. Its *MOVIA* platform offers a modern, mass transit vehicle designed to respond to the need for a rapid, efficient and cost-effective high-performance operation. Operating requirements such as passenger capacity and acceleration performance are adaptable to customer requirements across the world.

- ***Light rail vehicles***

Transportation offers the world's most complete portfolio of trams and light rail solutions. Ranging from 100% low-floor trams to high-capacity light rail vehicles, its proven *FLEXITY* family has a suitable and economically superior product for every urban centre across the globe. In addition to improving its customers' operational and performance targets, Transportation's vehicles offer innovative technology and exclusive designs.

- ***Propulsion and controls***

Transportation offers complete propulsion, train control and management systems to internal and third-party customers. The *MITRAC* propulsion systems cover transformers, traction converters, traction motors, gears, auxiliary converters and train control management systems, featuring cutting-edge, energy-saving technology.

- ***Bogies***

Transportation offers reliable and innovative bogie solutions for all types of rolling stock to internal and third-party customers: small-size bogies for light rail vehicles, medium-size bogies for metro cars and commuter, regional, intercity and high-speed trains, as well as large-size bogies for locomotives and heavy haul. In addition, Transportation offers a full scope of services throughout the lifecycle of the bogies.

Services

Transportation provides a complete service portfolio, including full train and fleet maintenance, materials and logistics programs, plus the modernization, reengineering and overhaul of vehicles and components. Each product offering can be tailored to meet the needs of individual customers with a range of core and optional services for particular fleets.

System

Transportation has unique expertise in developing, designing and building turnkey transportation systems, which includes extensive experience in complete project financing, public-private partnership approaches and more than 30 years of operations and maintenance experience. Transportation offers complete transportation solutions from high-capacity intercity systems to fully automated rapid transit, people movers and monorail systems.

Signalling

Transportation offers a comprehensive portfolio of on-board and wayside rail control solutions for both mass transit and mainline applications, catering to the needs of customers in over 50 countries. *CITYFLO* mass transit solutions extend from manual applications to fully automated communication-based systems. *INTERFLO* mainline solutions range from conventional systems to European Rail Traffic Management System ("ERTMS") technology.

Competition

The three largest OEMs account for approximately 57% of the relevant market.

Transportation with 23% of the relevant market is well positioned in all segments and ranks number one in all market segments except or the high-speed trains and signalling segments. Transportation's major competitors are Alstom Transport ("Alstom"), a business unit of Alstom SA with 18% of the relevant market and Siemens Transportation Systems ("Siemens"), a business unit of Siemens AG, with 16% of the relevant market. Both are active in the same markets as Transportation. All other competitors in the relevant market hold less than 10% of total market share.

Depending on the product segments, countries and regions, Transportation is facing competition from specialized competitors. In the service segment, competition mainly comes from railway operators, subsystem and component suppliers, as well as from third-party service providers.

3.3 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 28 to the Corporation's consolidated financial statements for the fiscal years ended January 31, 2008 and January 31, 2007 filed with the Canadian securities regulatory authorities on April 3, 2008, which note is incorporated by reference into this Annual Information Form.

3.4 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986, with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution, maintenance and support of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each, the first of such options has been exercised during fiscal 2007. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of CAN$20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

In 2007, Learjet Inc. and Grob Aerospace AG executed a development agreement pursuant to which Grob Aerospace AG is responsible for the design and manufacture of *Learjet* 85 aircraft prototypes. In the context of this agreement Learjet Inc and Bombardier have obtained an exclusive license on Grob Aerospace AG's intellectual property for the manufacture of FAR Part 25 aircraft.

3.5 Product Development

3.5.1 Aerospace

In September 2007, Aerospace unveiled its new *Global Vision* flight deck for *Bombardier Global 5000* and *Global Express XRS* aircraft. Flight deck enhancements include improved avionics system features and functionalities, increased situational awareness and comfort as well as superior design aesthetics. The *Global Vision* flight decks are scheduled for certification in the third quarter of fiscal year 2011 with an entry into service in fiscal year 2012.

In October 2007, Aerospace announced the launch of its all-new *Learjet 85* aircraft, which is set to redefine the midsize jet category with an all-new composite structure. In January 2008, Aerospace further announced that Grob Aerospace AG has been selected to develop the all-composite structure of the *Learjet 85* aircraft, which is expected to provide less drag and superior aerodynamics, reduced maintenance, extended service life and lower fuel consumption compared to aircraft currently in service. The prototype structures will be manufactured at Grob Aerospace AG's facility in Tussenhausen-Mattsies, Germany.

Aerospace launched the *CRJ1000 NextGen* and introduced the next generation versions of its *CRJ700* and *CRJ900* regional jets, all of which are designed to meet customer demand in terms of improved aircraft economics, cabin comfort and environmental footprint. The *CRJ1000 NextGen* regional jet is designed specifically to meet the growing needs of regional airlines for jets up to 100 seats. First flight is scheduled for mid-fiscal year 2009 and entry into service is scheduled for the fourth quarter of fiscal year 2010.

Aeropsace Introduced the new *Q400 NextGen* turboprop airliner, in March 2008, as the next step in the continuing evolution of the *Q400* aircraft. Revised in the same spirit as the *CRJ NextGen* aircraft family, the *Q400 NextGen* aircraft remains one of the most technologically advanced turboprop aircraft.

3.5.2 Transportation

Rolling Stock

In fiscal year 2008, Transportation's innovations and product development effort focused on enhancing its modular and flexible product platforms, as well as their improving operational and environmental performance.

The *TALENT* 2 regional and commuter multiple units launched in January 2007 can be configured variably to create two-car trains or trains with as many as six cars. The modular concept allows to respond to Transportation's customers' need for more operational flexibility: the trains can accommodate different platform access heights, voltage systems and propulsion power system. Once placed in service, the trains can be continuously re-configured, e.g. by adding individual components such as extra toilets or doors.

In the high-speed / very high-speed segment, Transportation is continuing to develop its *ZEFIRO* family of trains to specifically address the need for additional flexibility in next-generation rolling stock. *ZEFIRO* train designs introduce new methods for improving operating efficiency, capacity, interoperability and true cross-boarder travel. In fiscal year 2008, Transportation introduced the first set of *ZEFIRO* trains for the Chinese Ministry of Railways. The twenty 16-car units will be specially designed for overnight service and fitted with sleeping berth interiors, capable of travel up to 250 km/h, offering overnight travellers an advanced level of comfort, convenience and trip-time efficiency.

In the UK intercity and regional market, Transportation has been able to make important steps towards developing a truly "Green Train". The enhancements brought to the proven *TURBOSTAR* train focus on weight reduction by 20%, improved fuel efficiency by 20% and reduction of CO_2 emissions by 20%. Next-generation *TURBOSTAR* trains have been ordered by Porterbrook Leasing in fiscal year 2008 and Angel Trains in fiscal year 2009.

The latest innovation in the AGC family, the Hybrid AGC, introduced certain operating features for the first time in a train: the dual-mode (electrical and diesel) and dual-voltage (1500 and 25000 V) technology enables the Hybrid AGC to glide seamlessly across the entire French railway network and to access electricity from any available source. This will result in energy savings and reduced CO_2 emissions, as well as negating infrastructure constraints and the need for passengers to change trains.

In the light rail segment, Transportation finalized successfully a four year trial phase of its *MITRAC* Energy Saver application with German transport authority Rein-Neckar-Verkehr GmbH. The energy saver revealed two major advantages with a long-running reliability: the vehicle actually saves some 30% of drive power in comparison with conventional trams and the vehicle's overall power consumption fell by approximately 20%.

In the locomotives segment, Transportation continued its long-term strategy to develop European cross-border freight traffic, allowing freight to be transported across the different national rail systems without changing the locomotive. In fiscal year 2008, Transportation sold approximately 200 *TRAXX* locomotives for cross-border traffic of which about 40 units will run on three new corridors – Germany-Denmark-Sweden, Germany-Austria-Hungary and Germany-Austria-Norway adding to the numerous corridors already covered by our products. For the North American market, Transportation improved its product offering to re-enter the North American market with commuter rail operator NJ Transit, introducing the more powerful electric locomotive ALP-46A which will reach speeds up to 125 mph.

Services

As part of its ongoing commitment to service innovation and adding value to the industry, Transportation has introduced *ORBITA* in fiscal year 2007, a ground-breaking capability that combines data gathered from the trains with Transportation's global fleet knowledge and engineering expertise to actively manage vehicle and infrastructure maintenance, performance and operation. In fiscal 2008, Transportation has rolled-out *ORBITA* to further fleets in Europe and launched the system in North America. In addition to customer applications, Transportation will roll-out *ORBITA* successively as a company-wide diagnostics tool to feed back information from the product introduction phase.

System

SEKURFLO, an advanced, on-board mobile security management system for the passenger rail market was launched in 2006 and is currently being deployed on mass transit systems around the world, including 170 new commuter trains for the Transilien Greater Paris / Île-de-France suburban network in France and the Gautrain Rapid Rail Link in South Africa.

The proven *CITYFLO 650* communications-based automatic train control technology is now being adapted to mass transit applications such as the Yongin project in South Korea and the Neihu line in Taiwan.

Signalling

In fiscal year 2008, Transportation was focused on transferring its proven mainline and mass transit solutions to new markets. Successes included securing the supply of *CITYFLO 350* mass transit solutions for the Olympic Village line in Istanbul and on lines 5 & 6 of the Delhi metro. In the mainline segment, continued investment in ERTMS technology has ensured Transportation retains a leadership position. New orders were secured for Wayside ERTMS systems in China and Onboard systems in China and Europe.

In the conventional mainline segment successes were achieved with the latest generation Interlocking *EBI* Lock 950 R4 being put into service in Gothenburg and Milan. Transportation continues to promote the proven *INTERFLO 200* solution in new markets. One notable success is in Uzbekistan, where Transportation will provide its advanced *EBI* Lock 950 computer-based interlocking systems, object controllers and wayside equipment including point machines, LED signals, level crossings, axle counters and track circuits as well as supervising all design, engineering and installation.

3.6 Environment

Environmental Laws and Risks

The Corporation's products as well as its manufacturing and service activities are subject to environmental regulations by federal, provincial and local authorities in Canada as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. In addition, the Corporation has established, and it periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, a HSE Compliance Audit program has been put in place throughout the Corporation to ascertain material compliance of its manufacturing and service activities to all applicable HSE laws and regulations. Also, to prevent pollution and minimize environmental risks, the Corporation has deployed the ISO 14001 Standard to its manufacturing and services locations. To date, approximately 90% of the Corporation's locations over 150 employees have been certified according to the ISO 14001 Standard for Environmental Management by outside bodies.

Consistent with its policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. According to the ISO 14001 Standard, imminent environmental laws and regulations are tracked and assessed on a regular basis. Future capital expenditures for pollution control systems resulting from these imminent regulatory requirements are not expected to have a material effect on the Corporation's consolidated financial position.

Bombardier's regulatory risks associated with climate change generally fall under the national and local requirements (including the Kyoto Protocol) being implemented by each jurisdiction where Bombardier carries out its activities. Most of Bombardier's manufacturing activities are carried out within Annex B countries that have ratified the Kyoto Protocol. These countries are at various stages of developing binding emission allocations and trading schemes. During the fiscal year 2008, Bombardier's climate change regulatory risks mainly fell under its obligations to the European Union Emission Trading Scheme. To date, the impact on Bombardier has been non-material. Bombardier continues to monitor risks associated with energy efficiency legislation, carbon taxes, industry standards and other carbon trading mechanisms related to both its activities and products.

European Union Emissions Trading Scheme

During the 2008 fiscal year, three Bombardier sites qualified for the EU Allocation Programs. These allocations did not present a material risk to the Corporation.

Environmental Liabilities

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as a member of industry groups at sites not owned by the Corporation, to evaluate the presence of contaminants in the soil and groundwater and to determine the need and feasibility of various remediation techniques and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The known historical costs for soil and/or groundwater decontamination are not expected to have a material effect on the Corporation's consolidated financial position. During the 2008 fiscal year, the anticipated costs related to environmental liabilities are not expected to be in excess of $25 million.

Potential Environmental Liabilities

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical and physical data about a given site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities. Although it appears likely that annual costs for remediation activities might increase over time because of ever more stringent legal requirements these costs should not be material to the Corporation.

3.7 Human Resources

The following table shows the total number of employees of Bombardier:

	Number of employees as at January 31st	
	2008	**2007**
Aerospace	27,900	27,130
Transportation	31,485 (1)	29,104 (1)
Corporate Office	171	193
TOTAL	**59,556**	**56,427**

(1) Including 3,568 and 2,899 contractual employees for fiscal years 2008 and 2007, respectively

As at January 31, 2008, 13,772 of the Corporation's employees in the Americas were represented by certified unions under 21 separate collective agreements. These agreements expire at different dates, the latest of which is January 2011.

In Europe and other countries, as at January 31, 2008, 24,819 of the Corporation's employees were represented by certified unions under 73 separate collective agreements. National unions represent employees in subsidiaries or divisions and national and sectorial bargaining generally takes place every one or two years depending on the country. These agreements expire at different dates, the latest of which is April 2012.

The Corporation considers that its relations with its employees are satisfactory.

3.8 Foreign Currency and Interest Rate

Foreign Currency

The Corporation's main exposures to foreign currencies are covered by a central treasury function at Corporate Office and are managed in accordance with the Corporation's foreign currency policy and procedures. This policy requires each segment and Corporate Office to identify all potential foreign currency exposures arising from their operations or financial position and to hedge these exposures according to the following pre-set criteria:

Foreign Exchange Management

Owner	Hedged exposures	Hedging policy[1]	Risk-mitigation strategies
Corporate Office	Long-term debt, net investments in self-sustaining foreign operations and other balance sheet exposures, as well as forecasted cash outflows denominated in Canadian dollar.	Minimize overall balance sheet foreign currency exposures. Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.	Asset/liability management techniques. Use of forward foreign exchange contracts mainly to sell U.S. dollars and buy Canadian dollars.
Aerospace	Forecasted cash outflows, mainly denominated in Canadian dollar and pound sterling.	Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.	Use of forward foreign exchange contracts, mainly to sell U.S. dollars and buy Canadian dollars and pound sterling.
Transportation	Forecasted cash inflows and outflows denominated in a currency other than the functional currency of the entity incurring the cash flows.	Hedge 100% of the identified foreign currency exposures.	Use of forward exchange contracts mainly to sell or purchase Euros, pounds sterling, U.S. dollars, Swiss francs, Canadian dollars and other Western European currencies.

(1) Deviations from the policy are allowed subject to maximum predetermined risk limits.

The central treasury function seeks to match asset and liability foreign currency exposures, mainly related to long-term debt and net investments in self-sustaining foreign operations, in order to minimize exposures to foreign currency movements. Derivative financial instruments such as forward foreign exchange contracts are used to synthetically align asset/liability exposures.

Substantially all of Transportation's identified exposures are hedged at the time of order intake, consistent with the objective to lock in currency rates for cash inflows and outflows. The forecasted cash outflows of the Corporate Office do not give rise to significant variances. For Aerospace, the hedged portion of foreign currency denominated costs for fiscal year 2009 was as follows as at January 31, 2008:

Aerospace's Foreign Currency Denominated Costs

	Expected costs	Hedged portion	Weighted-average hedge rate
Expected costs denominated in:			
Canadian dollars	2,122	78%	0.9135
Pound sterling	289	78%	1.9143

Aerospace's long-term foreign exchange rate assumption for the unhedged portion of its future expected costs denominated in Canadian dollars is at a weighted-average rate of 1:1, as at January 31, 2008.

Sensitivity analysis

The impact of foreign currency movements for Transportation and for Corporate Office is not significant, as most of the identified foreign currency exposures are hedged using asset/liability management techniques or derivative financial instruments.

A one-cent change in the value of the Canadian dollar compared to the U.S. dollar would impact fiscal year 2009 expected costs in Aerospace by approximately $21 million before giving effect to forward foreign exchange contracts, and approximately $5 million after giving effect to such contracts.

A one-pence change in the value of the pound sterling compared to the U.S. dollar would impact fiscal year 2009 expected costs in Aerospace by approximately $6 million before giving effect to forward foreign exchange contracts, and approximately $1 million after giving effect to such contracts.

Interest rate

The Corporation's main exposures to interest rates arise mainly from existing assets, liabilities, financial commitments and from its off-balance sheet pension deficit. In particular, the interest rate risk is primarily related to sales incentives, certain commercial aircraft financing loans and lease receivables, cash and cash equivalents, long-term debt, call feature and invested collateral. These exposures are managed by a central treasury function as part of treasury's overall risk management, using asset/liability management techniques.

The central treasury function seeks to match long-term debt with other balance sheet exposures yielding interest. Financial instruments such as interest rate swaps are used to synthetically align asset/liability exposures.

Considering the floating rate of return on its considerable cash and cash equivalents ($3.6 billion) and invested collateral ($1.3 billion), the Corporation chooses to synthetically convert its fixed-rate long-term debt into a variable rate in order to limit its overall exposure. The remaining exposure is related to the fixed rate nature of its unfunded pension obligations ($1.2 billion), which is being addressed through a liability-driven approach to pension asset management.

Sensitivity analysis

Assuming a 100-basis point increase in interest rates, the impact on net income would have been a positive adjustment of $19 million before giving effect to related hedging instruments.

For derivative financial instruments, a shift of 100-basis point increase in the yield curves, as at January 31, 2008, would have had no significant impact on net income, since the majority of the Corporation's interest-rate derivative financial instruments are designated in a fair value hedging relationship.

3.9 Risk Factors

The Corporation operates in industry segments that have a variety of risk factors and uncertainties. The risks and uncertainties described below are risks that could materially affect the Corporation's business, financial condition and results of operations, but are not necessarily the only risks faced by the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business. To the extent possible, the Corporation has developed and applies risk assessment, mitigation and management practices to reduce the nature and extent of its exposure to these risks.

General economic risk	Potential loss due to unfavourable economic conditions, such as a macroeconomic downturn in important markets or an increase in commodity prices, which could result in a lower order intake, would adversely affect the Corporation's business. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or the termination of employees.
Business environment risk	Potential loss due to external risk factors, more specifically the financial condition of the airline industry (see below) and major rail operators, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, government support to export sales, world trade policies, competition from other businesses, as well as scope clauses in pilot union agreements restricting the operation of smaller jetliners by major airlines or by their regional affiliates. In addition, acts of terrorism, global health risks and political instability or the outbreak of war or continued hostilities in certain regions of the world could result in lower orders,or the rescheduling or cancellation of part of the existing order backlog for some of the Corporation's products.
Operational risk	Potential loss due to risks related to business partners, developing new products and services, product performance warranty and casualty claim losses, regulatory and legal risk, environmental risks, as well as dependence on customers, suppliers and human resources (see below). In addition, large and complex projects for customers are common for the Corporation's businesses, including fixed-price contracts (see below). The Corporation is also subject to risks related to problems with supply management, production and project execution, reliance on information systems, as well as the successful integration of new acquisitions. These risks could affect the Corporation's ability to meet its obligations.
Financing risk	Potential loss related to liquidity and access to capital markets, restrictive debt covenants, financing support provided on behalf of certain customers, as well as government support (see below).
Market risk	Potential loss due to adverse movements in market rates, including foreign currency fluctuations, changing interest rates and commodity price risks (see below).

BUSINESS ENVIRONMENT RISK

Airline industry financial condition

Airline industry financial condition and viability influence the demand for Aerospace's commercial aircraft. Continued cost pressure in the airline industry puts pressure on the price of Aerospace's products. Aerospace is faced with the challenge of finding ways to reduce costs and improve productivity to sustain a favourable market position at acceptable profit margins. The loss of any major commercial airline as a customer or the termination of a contract could significantly reduce the Corporation's revenue.

Aerospace has a proven family of regional aircraft in the regional jet and turboprop segments, which offer airlines product commonality such as common crew qualifications, spare parts and maintenance procedures. It is well-positioned for the trend toward larger aircraft with its portfolio of next-generation versions of its *CRJ700/900/1000 NextGen* regional jets, with seating capacity of 70 to 100 seats. *Q400 NextGen* turboprop economics, built on significantly lower maintenance, fuel and acquisition costs for short haul flights of up to 500 nautical miles, compared to similarly sized jets, have also become more appealing in a higher operating cost environment.

OPERATIONAL RISK

Business partners

In some of the projects carried out through consortia or other partnership vehicles in Transportation, all partners are jointly and severally liable to the customer. The success of these partnerships is dependent on the satisfactory performance of the Corporation and its business partners. Failure of the business partners to fulfill their contractual obligations could subject the Corporation to additional financial and performance obligations that could result in increased costs, unforeseen delays, losses or write-down of assets. In addition, in the Transportation's systems business, the loss of potential order intake may result from a partner withdrawing from a consortium during the bid phase.

In order to address this, a risk analysis and assessment is done at the beginning of each project and on a continuing basis thereafter, and this analysis constitutes one of the key elements that the Corporation takes in consideration when it decides to pursue a certain project. In addition, these projects normally provide counter indemnities among the partners.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new products, update existing products and services, and invest and develop new technologies, which may require significant capital investments. Introducing new products requires a significant commitment to research and development, which may or may not be successful.

The Corporation's sales may be impacted if it invests in products that are not accepted in the marketplace, if customer demand or preferences change, if the products are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete. The Corporation is subject to stringent certification or approval requirements, which could differ by country and could delay the certification of the Corporation's products. Non-compliance with current or future regulatory requirements imposed by Transport Canada ("TC"), the Federal Aviation Administration ("FAA"), the European Aviation Safety Agency ("EASA"), the Transportation Safety Institute ("TSI") and national rail regulatory bodies or other regulatory authorities, could result in the service interruption of the Corporation's products, which may materially and adversely affect the Corporation's business, financial condition and results of operations.

Aerospace's risk mitigation strategy starts long before the design of a new product is initiated and continues throughout the product cycle. In collaboration with industrial partners and academic institutions, Aerospace performs research and development activities to investigate and validate the use of new technologies before they are introduced on new products. This allows Aerospace to confirm a technology's technical and financial benefits and to train a team of experts on important aspects of its applications. One of the key processes used to monitor the progression of technology and to measure the associated risk is the Technology Readiness Level (TRL), developed by NASA. The TRL scale begins with TRL 1, pre-competitive, public-domain research, and ends with TRL 9, at which point the technology is proven through successful mission operations. By applying a rigorous approach to this process, Aerospace minimizes the risk associated with the introduction of new technology into its product portfolio.

The Aircraft Portfolio Strategy Board ("APSB") at Aerospace, consisting of senior management including the president of the business units, is responsible for an integrated product portfolio. As part of its mandate, the APSB looks at multiple product development scenarios spanning the next ten years. Its focus is on ensuring proper portfolio diversification through all market segments. The APSB reviews the product portfolio from a consolidated standpoint in order to optimize human and financial resources across the Aerospace organization and to evaluate the overall risk associated with specific scenarios.

Aerospace relies on a gated process to evaluate new product development ideas. At each stage of the process, specific criteria derived from past product development experience must be met before a new product is allowed to continue its progression toward launch. The value of each new idea is analyzed within the context of a long-term product portfolio strategy and is measured against different facets of Aerospace's operations. Human resource availability, funding accessibility and supply base capacity are examples of the elements that are part of this rigorous evaluation. In parallel, product development ideas are benchmarked against the available information on competitor products, obtained through the Corporation's competitive intelligence process. By understanding the competition's situation, Aerospace can better assess a product development opportunity and further reduce the risk inherent in its pursuit.

While Transportation's products are also very advanced technologically, they do not require the same level of research, and as such the risks are minimized. Transportation mitigates this risk through a formal Product Planning process, which starts with the gathering of market requirements in order to establish short, medium and long term technology and product roadmaps and development plans, and is then subject throughout the process to regular reviews by senior management. Product performance is monitored through regular design and gate reviews, verification, testing and validation steps, to be finally validated by an independent review from the Centre of Competences.

Product performance warranty and casualty claim losses

Products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner, or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. Any claims, defects or failures may materially and adversely affect the Corporation's business, financial condition and results of operations.

In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters involving the Corporation's products, or products for which the Corporation has provided services, including claims for serious personal injuries or death, and these accidents may include accidents caused by climatic factors (such as snow and icy weather), or by pilot or driver error. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

The Corporation's products are subject to stringent certification or approval requirements, as well as detailed specifications listed in the individual contracts with customers. Technical risk is mitigated through strict compliance with the regulatory requirements of various bodies, as well as stringent quality monitoring during the production cycle.

Regulatory and legal risks

The Corporation is subject to numerous risks relating to new regulations or legal proceedings to which it is currently a party or that could be developed in the future. In the ordinary course of its business, the Corporation becomes party to lawsuits, including those involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. There can be no assurance that the results of these or other legal proceedings will not materially and adversely affect the Corporation's business, financial condition or results of operations. The Corporation may incur losses relating to litigation beyond the limits, or outside the coverage of its insurance, and such losses may materially and adversely affect the Corporation's business, financial condition and results of operations, and the Corporation's provisions for litigation related losses may not be sufficient to cover the Corporation's ultimate loss or expenditure.

The Corporation maintains liability and property insurance for certain legal risks at levels that the Corporation's Management believes are appropriate and consistent with industry practice. The Corporation's in-house legal counsels closely monitor and coordinate with external counsels representing the Corporation's entities that are party to arbitration or other litigious proceedings. In addition, Aerospace and Transportation contracts include certain limitations of liability.

Environmental risk

The Corporation's products, as well as its manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing among other things: product performance or content; air and water pollution; the use, disposal, storage, transportation, labelling and release of hazardous substances; human health risks arising from the exposure to hazardous or toxic materials; and the remediation of soil and groundwater contamination on or under the Corporation's properties (whether or not caused by the Corporation), or on or under other properties and caused by its current or past operations.

Environmental regulatory requirements, or enforcements thereof, may become more stringent in the future, and additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. In addition, the Corporation may have contractual or other liabilities for environmental matters relating to businesses, products or properties that the Corporation has in the past closed, sold or otherwise disposed of, or that the Corporation closes, sells or disposes of in the future. There can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, liabilities arising from a failure to comply with environmental laws, obligations to perform environmental investigations or remediation, or any other environmental problem, will not materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation has established and periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 90% of the Corporation's manufacturing and service locations with over 150 employees have been certified according to the ISO 14001 Standard for Environmental Management by third-party auditors.

Consistent with the Corporation's policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution-control devices, such as waste-water treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future expenditures for pollution-control systems are not expected to have a material effect on the Corporation's consolidated financial position.

Customers and suppliers

The Corporation is dependent on a limited number of customers. In Transportation, three customers represented 33% of the order backlog as at January 31, 2008. The Corporation believes that it will continue to depend on a limited number of customers; consequently, the loss of any such customer could result in fewer sales or a lower market share. Since the majority of Transportation's customers are public companies or operate under public contracts, Transportation's order intake is dependent on public budgets and spending policies.

The Corporation's manufacturing operations are dependent on a limited number of suppliers for the delivery of materials, services and major systems, such as aluminium, titanium, power plants, wings, nacelles and fuselages in Aerospace, and brakes in Transportation. A failure to meet performance specifications, quality standards, and delivery schedules by one or more suppliers could adversely affect the Corporation's ability to meet its commitments to customers. If one or more suppliers were unable to meet their contractual obligations to the Corporation, this could materially and adversely affect the Corporation's business, financial condition and results of operations. Some of these suppliers participate in the development of products such as aircraft or rolling stock platforms and the subsequent delivery of materials and major components, plus they own some of the intellectual property on the key components they develop. The Corporation's contracts with these suppliers are therefore on a long-term basis. The replacement of suppliers could be costly and take a significant amount of time.

In an effort to manage these risks, the Corporation seeks to enter into long-term arrangements with its supplier base. The Corporation normally enters into certain inventory procurement contracts that specify prices and quantities, as well as long-term delivery time frames. These agreements require suppliers to build and deliver components in time to meet the Corporation's production schedules. Such arrangements arise as a result of the production planning horizon for many of the Corporation's products, where the delivery of products to customers takes place over an extended period of time. A significant portion of the Corporation's exposure to inventory-procurement contracts is mitigated by firm contracts with customers or through risk-sharing arrangements with suppliers. The Corporation continues to seek protection from cost inflation by negotiating escalation caps for a portion of its bill of material requirements.

Many supplier sources generally exist for the procurement of materials. This is however less frequent in the aerospace industry, where industry supply capacity continues to be tight. For major components, Aerospace has moved from a reactive model, supporting its suppliers once difficulties arise, to a proactive model, working with its suppliers to identify and resolve potential challenges before they occur. The process includes a series of surveys conducted both with the supplier and Aerospace. If the outcome of any survey identifies a risk, Aerospace quickly performs an on-site audit at the supplier's site to develop a jointly owned action road map.

Human resources (including collective agreements)

Human resource risk is would arise if the Corporation was unable to recruit, retain, and motivate highly skilled employees to assist in the Corporation's business, including the research and development activities that are essential to the success of the Corporation. Failure to recruit and retain highly skilled personnel could materially and adversely affect the Corporation's business, financial condition and results of operations.

In addition, in many of the business segments, the Corporation is party to several collective agreements that are due to expire at various times in the future. If the Corporation is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages or other labour disturbances that could materially and adversely affect the Corporation's business, financial condition and results of operations.

Aerospace, through its Achieving Excellence program and with human resources initiatives such as talent management tools and processes, is currently focused on engaging its employees and attracting new talent. All collective agreements that expired in fiscal year 2008 were renewed without any work stoppage.

Transportation is performing a transformation project in which a very high priority is given to recruiting talent and retaining especially high achievers and highly qualified people. During fiscal year 2008, shared service centres were created in Derby, Vasteras and Montréal to improve the quality of recruitment and reduce lead times and costs. Transportation maintains stable relationships with its various unions and employee representatives, and regular meetings are held with site and national unions, as well as with Bombardier's European Works Council and its Liaison Committee, to ensure this relationship is maintained.

Fixed-term commitments

The Corporation has historically offered, and will continue to offer, a significant portion of its products on fixed-term contracts, rather than contracts under which payment is determined solely on a time-and-material basis. Generally, the Corporation may not terminate these contracts unilaterally. The Corporation is exposed to risks associated with these projects, including unexpected technological problems, difficulties with the Corporation's partners and subcontractors and logistical difficulties that could lead to cost overruns and late delivery penalties.

The Corporation relies on tools, methodologies and past experience to manage the risks associated with estimating, planning and performing these projects. The Corporation's risk-management strategy includes a governance process to assess the risk of any deviation from the revenue, cost, schedule and technical targets, established as part of a detailed plan to develop specific risk-mitigation plans. Such practices include a sales contract evaluation process, ensuring compliance with internal policy. Risk-management for product cost includes developing of long-term relationships with suppliers, along with supplier evaluation and competitive bidding processes.

FINANCING RISK

Liquidity and access to capital markets

The Corporation requires continued access to capital markets to support its activities. To satisfy its financing needs, the Corporation relies on cash resources, debt and cash flow generated from operations. Any impediments to the Corporation's ability to access capital markets, including a decline in credit ratings, a significant reduction in the surety market global capacity, significant changes in market interest rates or general economic conditions, or an adverse perception in capital markets of the Corporation's financial condition or prospects, could materially and adversely affect the Corporation's business, financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and, accordingly, no assurance can be given that the Corporation's credit ratings may not be reduced in the future.

The Corporation centrally manages its financial position, the pension deficit, as well as the level and adequacy of liquidity and capital resources. A central treasury function manages the Corporation's exposure to interest rate risks, access to capital markets, as well as its relationships with major financial suppliers in the banking and insurance industries.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and the letters of credit facility contain covenants that, among other things, restrict the Corporation's ability to:

- incur additional debt and provide guarantees;
- repay subordinated debt;
- create or permit certain liens;
- use the proceeds from the sale of assets and subsidiary stock;

- pay dividends and make certain other restricted payments;
- create or permit restrictions on the ability of its subsidiaries to pay dividends or make other payments;
- engage in certain transactions with affiliates; and
- enter into certain consolidations, mergers or transfers of all or substantially all of its assets.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or engage in other business activities that may be in its interest.

In addition, the Corporation is subject to various financial covenants under its letters of credit facility, including the requirement to maintain (as defined in the related agreements):

- a minimum EBITDA, before special items, to fixed charges ratio of 3.5 at the end of each fiscal quarter;
- a maximum modified gross debt-to-modified capitalization ratio of 70% at the end of each fiscal quarter until April 30, 2008, and 65% thereafter; and
- a maximum modified net debt to EBITDA, before special items, ratio of 2.5 as at January 31, 2008 and July 31, 2008; 2.75 as at April 30, 2008; and 2.0 as at October 31, 2008 and at the end of each fiscal quarter thereafter.

The Corporation's ability to comply with these covenants may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with these covenants could also result in a default under its letters of credit facility, which would permit the Corporation's banks to request the immediate cash collateralization of all outstanding letters of credit and the bond holders and other lenders of the Corporation to declare amounts owed to them to be immediately payable. If the Corporation's indebtedness is accelerated, it may not be able to repay its indebtedness or borrow sufficient funds to refinance it.

The Corporation regularly monitors these ratios to ensure it meets all of the financial covenants, and has controls in place to ensure that other contractual covenants are met.

Financing support provided on behalf of certain customers

From time to time, the Corporation provides aircraft financing support to regional aircraft customers. The Corporation may also provide interim financing (while a permanent financing solution is being arranged), which includes loans made to customers and, on a very limited basis, the leasing of aircraft to customers. The Corporation faces the risk that certain customers, mainly regional aircraft customers, may not be able to obtain permanent financing. This, in turn, could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation may also provide, directly or indirectly, credit and residual value guarantees to airlines, to support financing for airlines or to support financings by certain special purpose entities created solely i) to purchase regional aircraft from the Corporation and to lease those aircraft to airlines, and ii) to purchase financial assets related to regional aircraft manufactured by the Corporation. Under these arrangements, the Corporation is obligated to make payments to a guaranteed party in the event that the original debtor or lessee does not make the lease or loan payments, or if the market or resale value of the aircraft is below the guaranteed residual value amount at an agreed-upon date, generally the expiry date of the related financing and lease arrangements. A substantial portion of these guarantees has been extended to support original debtors or lessees with less than investment grade credit. Significant claims under these guarantees could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation has undertaken initiatives to restrict various types of financing support provided on behalf of certain customers, notably credit guarantees. The Corporation's risk-management framework for credit and residual value risks consists of risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through the inclusion of protective covenants and asset-collateral protection in commercial contracts to mitigate its exposure to these risks.

Quantitative assessments of the risk relating to these guarantees and the determination of the liabilities to be recorded in the Consolidated Financial Statements, if any, are performed using a stochastic simulation model to evaluate the potential risks of paying on guarantees as well as to determine the fair value of loans and sales incentives provided to customers. By simulating many scenarios where default may or may not occur, based on published default probabilities, the Corporation calculates the fair value of the guarantees at a given point in time. These fair value calculations are updated on a quarterly basis with the latest assumptions available.

Risk monitoring includes the ongoing reporting of exposures to Management, active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored.

Government support

From time to time, the Corporation receives various types of government support. Some of these financial support programs require the Corporation to pay amounts to the government at the time of delivery of products, contingent on an agreed-upon minimum level of related product sales being achieved. The level of government support reflects government policy and depends on fiscal spending levels and other political and economic factors. The Corporation cannot predict if future government-sponsored support will be available. The loss or any substantial reduction in the availability of government support could, among others, negatively impact the Corporation's liquidity assumptions regarding the development of aircraft. In addition, any future government support received by the Corporation's competitors could have a negative impact on the Corporation's competitiveness, sales and market share.

The Corporation monitors available government support programs on an ongoing basis and factors the availability of funding support into the various investment decisions it makes through the funding strategy. The risk of non-availability of support is mitigated by signing formal letters of agreement with the appropriate governmental body, which detail the criteria to which the parties to the agreement must adhere. Adherence to these agreements is monitored internally on a regular basis.

MARKET RISK

Foreign currency fluctuations

The Corporation's financial results are reported in U.S. dollars and a portion of its sales and operating costs are realized in currencies other than U.S. dollars, in particular euros, Canadian dollars and pounds sterling. The Corporation's results of operations are therefore affected by movements of these currencies against the U.S. dollar. Significant long-term fluctuations in relative currency values could have an adverse effect on its future profitability.

Although the Corporation's foreign currency policy is to use derivative financial instruments to manage cash flow foreign currency exposures, given the volatility of currency exchange rates and the policy to hedge only a portion of this exposure in Aerospace, the Corporation may not be able to manage these risks effectively. Volatility in currency exchange rates may generate losses, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's main exposures to cash flow foreign currency exposures are managed by the segments and are covered by a central treasury function. Foreign currency exposures are managed in accordance with the Corporation's foreign currency policy and procedures. This policy requires each segment to identify all potential foreign currency exposures arising from their operations and to hedge that exposure according to pre-set criteria.

The Corporation's foreign currency hedging programs are typically unaffected by changes in market conditions, since the related derivative financial instruments are generally held to maturity, consistent with the objective to lock in currency rates on the hedged item.

Derivative financial instruments used to manage foreign currency exposure consist mainly of forward foreign exchange contract and cross-currency interest rate swap agreements.

Changing interest rates

The Corporation is exposed to risks from fluctuating interest rates that could materially and adversely affect the Corporation's business, financial condition and results of operations.

The Corporation manages its exposure to interest rates mostly through the prudent use of interest rate swaps, in the context of an asset/liability management strategy. Under this strategy, certain long-term debts are synthetically converted from fixed to variable interest rates to match the variable interest rates of assets such as cash and cash equivalent and invested collateral, while also considering the fixed rate nature of its unfunded pension obligations.

Commodity price risk

The Corporation is subject to commodity price risk relating principally to fluctuations in material prices used in the supply chain, such as aluminium and titanium, which could materially and adversely affect the Corporation's business, financial condition and results of operations.

For materials with large usage volumes such as aluminium and titanium, the Corporation has secured long-term agreements, covering a significant portion of its supply requirements. In most cases, the Corporation also has alternate sources for commodities or is actively developing them.

Aerospace also has agreements in place with aluminium and titanium suppliers to cover the raw-material needs of its supply base. These agreements with suppliers also contain provisions limiting its exposure to price fluctuations and ensuring availability of supply.

Item 4 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during each of the fiscal years ended January 31, 2008, January 31, 2007 and January 31, 2006. These dividends are denominated in Canadian dollars.

	Fiscal years ended January 31,					
	2008		2007		2006	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share	Total	Per share
Series 2 Cumulative Redeemable Preferred Shares	9.2	1.52317	3.8	$1.45912	2.9	$1.11586
Series 3 Cumulative Redeemable Preferred Shares	8.1	1.34288	12.9	$1.36900	12.9	$1.36900
Series 4 Cumulative Redeemable Preferred Shares	14.7	1.5625	14.7	$1.56250	14.7	$1.56250
Class A Shares (Multiple Voting)	—	—	—	—	—	—
Class B Subordinate Voting Shares	—	—	—	—	—	—

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares (Multiple Voting) (the "Class A Shares") or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares") have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum, or CAN$0.000390625 per quarter; when a dividend on the Class B Subordinate Voting Shares at the rate of CAN$0.0015625 per share per annum is declared and paid or set aside for payment in any fiscal year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said fiscal year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous fiscal year. The Board of Directors of the Corporation reserves the right to modify this policy at any time. On February 20, 2008, the Board of Directors of Bombardier decided that in accordance with the Corporation's policy and based on the financial results for fiscal year 2008, there would be no dividend payment on the Class A Shares and the Class B Subordinate Voting Shares for fiscal year 2009.

Item 5 General Description of Capital Structure

The authorized capital of the Corporation consists of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which 12,000,000 have been designated as the Series 2 Preferred Shares, 12,000,000 have been designated as the Series 3 Preferred Shares and 9,400,000 have been designated as the Series 4 Preferred Shares, (ii) 1,892,000,000 Class A Shares, and (iii) 1,892,000,000 Class B Subordinate Voting Shares. As at January 31, 2008, the Corporation had outstanding 9,464,920 Series 2 Preferred Shares, 2,535,080 Series 3 Preferred Shares, 9,400,000 Series 4 Preferred Shares, 316,961,957 Class A Shares and 1,434,973,636 Class B Subordinate Voting Shares. It should be noted that in August 2007, following the exercise by shareholders of the conversion privilege attached to Series 2 and Series 3 Preferred Shares of the Corporation, 6,949,749 Series 3 Preferred Shares of the Corporation were converted into Series 2 Preferred Shares of the Corporation and 82,736 Series 2 Preferred Shares of the Corporation were converted into Series 3 Preferred Shares of the Corporation.

The Class B Subordinate Voting Shares are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the aggregate, all of the voting rights associated with the Class B Subordinate Voting Shares represented, as at January 31, 2008, 31.16% of the voting rights attached to all of the Corporation's issued and outstanding voting securities.

Class A Shares and Class B Subordinate Voting Shares

Subordination and Voting Rights

The Class A Shares and the Class B Subordinate Voting Shares rank after the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation. Each Class A Share entitles the holder thereof to 10 votes and each Class B Subordinate Voting Share entitles the holder thereof to one vote.

Dividends and Liquidation

The holders of Class B Subordinate Voting Shares are entitled to receive, in each fiscal year, if declared by the Board of Directors, a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum and after payment or setting aside for payment of said dividend, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to any additional dividend which may be declared by the Board of Directors in such fiscal year in respect of the Class A Shares and Class B Subordinate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to receive on a *pro rata* basis all of the assets of the Corporation remaining after payment of all of the liabilities, subject to the preferential rights attaching to any shares ranking prior to the Class A Shares and Class B Subordinate Voting Shares.

Conversion Privilege

Each Class A Share is convertible at any time by the holder thereof into one fully paid and non-assessable Class B Subordinate Voting Share. Each Class B Subordinate Voting Share is convertible by the holder thereof into one fully paid and non-assessable Class A Share at any time upon and after the occurrence of either one of the following events: (i) if an offer (as defined) is made to the holders of Class A Shares to acquire Class A Shares and such offer is accepted by the majority shareholder of the Corporation, namely, the Bombardier Family; or (ii) if such majority shareholder of the Corporation ceases to hold more than 50% of the outstanding Class A Shares.

Except for the rights, privileges, restrictions and conditions attaching to the Class A Shares and Class B Subordinate Voting Shares as described above, the Class A Shares and the Class B Subordinate Voting Shares have the same rights, are equal in all respects and will be treated by the Corporation as if they were shares of the same class.

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

Preferred Shares as a Class

Issuable in Series

The Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions as may be determined by the Board of Directors prior to the issue thereof.

Priority

The Preferred Shares of each series will rank equally with the Preferred Shares of all other series and will rank ahead of the Class A Shares and the Class B Subordinate Voting Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation.

Dividends

The holders of Preferred Shares are entitled to receive preferential dividends in such amounts and at such intervals as may be determined by the Board of Directors in respect of each series prior to the issue thereof.

Voting Rights

The holders of Preferred Shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise provided in the Articles of the Corporation in respect of any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as set forth in the *CBCA* or any successor statute, as amended from time to time. In connection with any matter requiring the approval of the Preferred Shares as a class, each holder is entitled to one vote for each dollar of the issue price of the Preferred Shares held. Holders of Preferred Shares have no pre-emptive rights.

Modifications

The class provisions of the Preferred Shares may be amended at any time with such approval as may be required by the CBCA. The CBCA currently provides that such approval may be given by at least two-thirds of the votes cast at a meeting of the holders of Preferred Shares. The Articles of the Corporation provide, in respect of meetings of holders of Preferred Shares, that a quorum is constituted by the holders of such number of Preferred Shares carrying at least 25% of the voting rights attached to all the outstanding Preferred Shares; however, at any adjourned meeting in the event of a failure to meet the quorum requirement, the quorum will be constituted by the persons present at such adjourned meeting, irrespective of the percentage of outstanding Preferred Shares held by such persons.

Series 2 Preferred Shares

The Series 2 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.50 per share (together with accrued and unpaid dividends), convertible on a one-for-one basis on August 1, 2012 and on August 1 of every fifth year thereafter into Series 3 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that at such time, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Since August 1, 2002, floating adjustable cumulative preferential cash dividends are payable monthly, if declared, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% of the prime rate if the trading price of the Series 2 Preferred Shares is less than CAN$24.90 per share or more than CAN$25.10 per share.

Series 3 Preferred Shares

The Series 3 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.00 per share (together with accrued and unpaid dividends) on August 1, 2012 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2012 and on August 1 of every fifth year thereafter into Series 2 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines that at such time there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The Series 3 Preferred Shares carry an annual dividend rate of 5.267% for the five-year period from August 1, 2007 to and including July 31, 2012, payable quarterly, if declared. The quarterly dividend rate will be fixed by the Corporation at least 45 days and not more than 60 days before each subsequent five-year dividend period. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares.

Series 4 Preferred Shares

The 6.25% Series 4 Preferred Shares are entitled to fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to CAN$1.5625 per share per annum. Dividends are payable quarterly on the last day of July, October, January and April each year at a rate of CAN$0.390625 per share per quarter. The Series 4 Preferred Shares are non-voting. The Corporation may, subject to certain provisions, on not less than 30 nor more than 60 days' notice, redeem for cash the Series 4 Preferred Shares in whole or in part, at the Corporation's option, at CAN$25.75 if redeemed thereafter and prior to March 31, 2009, CAN$25.50 if redeemed thereafter and prior to March 31, 2010, CAN$25.25 if redeemed thereafter and prior to March 31, 2011 and CAN$25.00 if redeemed on or after March 31, 2011, in each case together with all declared and unpaid dividends to the date of redemption. Alternatively, the Corporation may, on not less than 30 nor more than 60 days' notice, subject to stock exchange approvals, convert all or any of the Series 4 Preferred Shares into fully paid and non-assessable Class B Subordinate Voting Shares of the Corporation. The number of Class B Subordinate Voting Shares of the Corporation into which each Series 4 Preferred Share may be so converted will be determined by dividing the applicable redemption price per Series 4 Preferred Shares together with all declared and unpaid dividends at the date of conversion by the greater of CAN$2.00 and 95% of the weighted average trading price of such Class B Subordinate Voting Shares on the TSX for the period of 20 consecutive trading days which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time grant the holders of Series 4 Preferred Shares the right, but not the obligation, to convert their shares upon notice into a further series of Preferred Shares.

Security Ratings

As at January 31, 2008, the Corporation had a BB rating for its corporate credit from Fitch Ratings ("Fitch"), following a rating upgrade effective January 18, 2008. The Corporation's debt securities have also been rated Ba2 by Moody's Investors Service ("Moody's") and BB by Standard & Poor's ("S&P"). Fitch and S&P have also rated the preferred shares of the Corporation respectively as a B^+ and P4. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuance of securities. Dominion Bond Rating Service Limited ("DBRS") issued BB and Pfd-4 ratings to the Corporation for its senior debentures and preferred shares, respectively. Such ratings were unsolicited and based solely on public information.

S&P rates (i) long term debt by rating categories ranging from a high of AAA to a low of D, and (ii) preferred shares by rating categories ranging from Pfd-1 (high) to a low of D, Moody's ratings range from a high of Aaa to a low of C, Fitch's ratings range from a high of AAA to a low of D and DBRS ratings range from a high of AAA to a low of D.

The credit ratings accorded by S&P, Moody's, Fitch and DBRS are not recommendations to purchase, hold or sell the securities. There is no assurance that the ratings will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by S&P, Moody's, Fitch and DBRS in the future if it is in their judgement that circumstances so warrant.

Item 6 Market for the Securities of the Corporation

The Corporation's Class A Shares, Class B Subordinate Voting Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbols "BBD.A", "BBD.B", "BBD.PR.B", "BBD.PR.D" and "BBD.PR.C", respectively. Trading Prices and Volumes.

The following table sets forth the reported high, low and closing sale prices in Canadian dollars and the cumulative volume of trading of each of the Corporation's securities listed for trading on the TSX for the periods indicated:

MONTH		Class A Shares "BBD.A"	Class B Subordinate Voting Shares "BBD.B"	Series 2 Preferred Shares "BBD.PR.B"	Series 3 Preferred Shares "BBD.PR.D"	Series 4 Preferred Shares "BBD.PR.C"
January 2008	High	$6.02	$6.01	$19.45	$18.96	$21.79
	Low	$4.10	$4.06	$17.15	$16.30	$19.79
	Close	$4.96	$4.95	$17.49	$17.99	$20.60
	Volume	1,771,431	164,330,872	167,310	92,357	171,858
December 2007	High	$6.36	$6.35	$19.60	$18.25	$20.79
	Low	$5.75	$5.63	$18.50	$16.05	$19.51
	Close	$5.98	$5.96	$19.49	$18.00	$20.79
	Volume	806,202	118,877,520	152,318	56,030	159,239
November 2007	High	$6.06	$6.05	$19.70	$18.75	$20.94
	Low	$5.08	$5.08	$18.10	$17.10	$19.00
	Close	$6.06	$6.05	$19.25	$17.94	$20.50
	Volume	827,943	136,207,824	220,896	62,873	214,473
October 2007	High	$6.25	$6.19	$19.85	$19.24	$21.98
	Low	$5.06	$4.75	$19.50	$17.32	$20.48
	Close	$5.65	$5.60	$19.69	$18.00	$20.65
	Volume	1,335,674	142,916,640	197,797	101,128	160,856
September 2007	High	$6.56	$6.50	$19.86	$19.40	$22.00
	Low	$5.76	$5.71	$19.50	$18.76	$21.21
	Close	$5.96	$5.91	$19.64	$19.24	$21.52
	Volume	1,036,353	125,666,015	217,515	37,956	122,171
August 2007	High	$6.40	$6.39	$21.00	$19.50	$21.99
	Low	$5.10	$5.04	$18.81	$17.78	$20.30
	Close	$6.26	$6.20	$19.75	$18.95	$21.55
	Volume	2,573,731	183,508,154	319,935	36,949	149,759
July 2007	High	$6.87	$6.86	$22.89	$20.00	$22.50
	Low	$6.11	$6.17	$19.40	$18.76	$21.61
	Close	$6.46	$6.45	$20.88	$19.00	$21.95
	Volume	2,229,115	148,579,533	160,881	275,815	154,305
June 2007	High	$7.00	$6.97	$21.99	$20.15	$23.20
	Low	$5.37	$5.32	$20.00	$19.25	$21.72
	Close	$6.40	$6.40	$20.27	$19.90	$22.23
	Volume	4,565,036	244,616,385	216,713	499,199	159,989
May 2007	High	$5.66	$5.65	$20.00	$19.50	$23.24
	Low	$4.61	$4.60	$19.26	$18.61	$22.80
	Close	$5.37	$5.32	$20.00	$19.45	$22.95
	Volume	1,686,235	222,475,813	165,382	1,193,045	309,629
April 2007	High	$4.75	$4.72	$19.95	$19.45	$23.75
	Low	$4.46	$4.45	$19.50	$18.50	$22.55
	Close	$4.60	$4.57	$19.75	$19.00	$23.10
	Volume	738,559	96,182,638	102,869	201,667	153,790
March 2007	High	$4.78	$4.79	$20.40	$19.49	$23.38
	Low	$4.40	$4.36	$19.25	$18.95	$22.51
	Close	$4.67	$4.66	$19.95	$19.35	$23.07
	Volume	1,002,257	128,011,809	156,477	205,973	142,814
February 2007	High	$4.88	$4.87	$20.75	$19.75	$23.69
	Low	$4.40	$4.38	$19.00	$17.90	$22.48
	Close	$4.56	$4.56	$20.40	$19.29	$23.01
	Volume	2,419,395	123,584,982	254,528	340,073	309,752

Item 7 Directors and Executive Officers

The names of the directors and executive officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his or her mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at April 2, 2008 or as at January 31, 2008 for Director Deferred Stock Units ("DDSUs"), owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) Held Within the Corporation	Period of Service as a Director	Class A Shares[(1)]	Class B Subordinate Voting Shares[(1)]	Director Deferred Stock Units or Other Deferred Stock Unit Programs
LAURENT BEAUDOIN, C.C., FCA Westmount, Québec Chairman of the Board and Chief Executive Officer of the Corporation	1975 to date	13,052,944[(2)]	812,500[(2)]	887,205[(3)]
PIERRE BEAUDOIN Westmount, Québec Executive Vice President of the Corporation and President and Chief Operating Officer of Bombardier Aerospace	2004 to date	512,859	1,312	—
ANDRÉ BÉRARD[(a)(b)(c)(d)] Montréal, Québec Corporate Director	2004 to date	—	5,000	135,981[(4)]
J.R. ANDRÉ BOMBARDIER Montréal, Québec Vice Chairman of the Corporation	1975 to date	[(5)]	265,774	—
JANINE BOMBARDIER Westmount, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	[(6)]	40,001	121,841[(4)]
L. DENIS DESAUTELS, O.C., FCA[(a)(c)] Ottawa, Ontario Corporate Director	2003 to date	—	6,500	69,620[(4)]
JEAN-LOUIS FONTAINE Westmount, Québec Vice Chairman of the Corporation	1975 to date	4,097,472[(7)]	6,465	—
JANE F. GARVEY Washington, D.C., U.S.A. Executive Vice President and Chairman, Transportation Practice, APCO Worldwide, Inc.	2007	—	—	4,047[(4)]

Name, Municipality of Residence, Principal Occupation(s) and Position(s) Held Within the Corporation	Period of Service as a Director	Class A Shares[1]	Class B Subordinate Voting Shares[1]	Director Deferred Stock Units or Other Deferred Stock Unit Programs
DANIEL JOHNSON[8] (a)(c) Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	—	1,200	100,180[4]
JEAN C. MONTY [9](b)(e) Montréal, Québec Corporate Director	1998 to date	25,000	175,000	172,166[4]
ANDRÉ NAVARRI Paris, France Executive Vice President of the Corporation and President of Bombardier Transportation	2004 to date	—	50,000	—
CARLOS E. REPRESAS(b)(c) Mexico City, Mexico Chairman of the Board, Nestlé Group México	2004 to date	—	—	73,109[4]
JEAN-PIERRE ROSSO(a)(e) New York, New York, U.S.A. Chairman, World Economic Forum USA Inc.	2006 to date	—	—	48,727[4]
FEDERICO SADA G. [10](e) Garza, Garcia, Mexico President and Chief Executive Officer Vitro, S.A. de C.V., glass producing company	2003 to date	—	—	121,971[4]
HEINRICH WEISS(b)(e) Düsseldorf, Germany Chairman and Chief Executive Officer SMS GmbH	2005 to date	—	—	101,092[4]

(1) The number of shares held is given as at April 2, 2008.

(2) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A Shares and 812,500 Class B shares.

(3) As part of his compensation for the year ended January 31, 2007, Mr. Beaudoin, as Chief Executive Officer, received an annual incentive of CAN$2,285,000, which he elected be paid to him in the form of Deferred Stock Units (CAN$4.69 per unit) pursuant to the Deferred Stock Unit Plan for Senior Officers.

(4) Number of DDSUs is given as at January 31, 2008 as the number of DDSUs under the Director Deferred Stock Unit Plan is calculated and reported as at the end of the Corporation's fiscal year(s) and quarterly period(s).

(5) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A Shares.

(6) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A Shares.

(7) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A Shares.

(8) Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

(9) Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(10) Mr. Sada will not be presenting his candidacy for re-election as a director of the Corporation at the next Annual General Meeting.

(a) Member of the Audit Committee.

(b) Member of the Human Resources and Compensation Committee.

(c) Member of the Finance and Risk Management Committee which now replaces the Retirement Pension Oversight Committee since May 29, 2007.

(d) Lead Director.

(e) Member of the Corporate Governance and Nominating Committee

Each director remains in office until the following annual shareholders' meeting or until the election of his/her successor, unless he/she resigns or his/her office becomes vacant as a result of his/her death, removal or any other cause.

Executive Officers who are not Directors

Name and Municipality of Residence	Position Held Within the Corporation
Pierre Alary Montréal, Québec	Senior Vice President and Chief Financial Officer
Richard C. Bradeen Montréal, Québec	Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment
Roger Carle Town of Mount-Royal, Québec	Corporate Secretary
Daniel Desjardins Montréal, Québec	Senior Vice President, General Counsel and Assistant Secretary
François Lemarchand Montréal, Québec	Senior Vice President and Treasurer
John Paul Macdonald Longueuil, Québec	Senior Vice President, Human Resources and Public Affairs
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman

As at April 2, 2008, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the executive officers of the Corporation, as a group, owned beneficially, directly or indirectly, 17,705,295 Class A Shares and 1,547,318 Class B Subordinate Voting Shares, representing 5.59% and 0.11% respectively, of the outstanding shares of each such class.

The directors and executive officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or executive officer has held more than one position in the same company or an affiliate of such company, only the date of his/her appointment to his current position is indicated:

- Pierre Alary has been Senior Vice President and Chief Financial Officer since June 9, 2003, after having assumed such position on an interim basis on February 12, 2003; previously, he was Vice President Finance of Bombardier since November 1, 2002.

- Laurent Beaudoin has been Chairman of the Board and Chief Executive Officer since December 13, 2004 heading the Office of the President, whose members also include Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier; prior to that, he was Executive Chairman of the Board since June 10, 2003 and, before that, Chairman of the Board and of the Executive Committee since February 1, 1999. On November 28, 2007, Bombardier's Board of Directors announced Mr. Laurent Beaudoin will step down as Chief Executive Officer effective June 4, 2008. He will remain as Chairman of the Board.
- Pierre Beaudoin has been Executive Vice President of Bombardier and, together with André Navarri, a member of the Office of the President, headed by Laurent Beaudoin since December 13, 2004; he has also served as President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001. On November 28, 2007, Bombardier's Board of Directors announced the appointment of Mr. Pierre Beaudoin as President and Chief Executive Officer of Bombardier Inc. effective June 4, 2008.
- André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004 after having been Chairman of the Board and Chief Executive Officer from 1990 to 2002.
- Richard C. Bradeen has been Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment since January 20, 2005; prior to that date, he was Senior Vice President, Corporate Audit Services and Risk Assessment since October 1, 2003, after having acted, on an interim basis, as Vice President, Corporate Audit Services and Risk Assessment since November 25, 2002; he was also Vice President, Special Projects, responsible for Amphibious Aircraft Division, Structured Finance and Military Aviation Training Service from April 8, 2002 to January 20, 2005; prior to that date, he was Vice President, Corporate Audit Services and Risk Assessment of the Corporation since February 1, 2001.
- L. Denis Desautels has been acting as a Corporate Director since October 1, 2002.
- Daniel Desjardins has been Senior Vice President, General Counsel and Assistant Secretary of the Corporation since October 1, 2003; prior to that date, he served as Vice President, Legal Services and Assistant Secretary since April 6, 1998.
- Jane F. Garvey has been Executive Vice President and Chairman of the Transportation Practice of APCO Worldwide, Inc. since 2003. She was the Administrator of the US Federal Aviation Administration (FAA) between 1997 and 2002.
- François Lemarchand has been Senior Vice President and Treasurer of the Corporation since October 1, 2003; prior to that date, he was Vice President and Treasurer of the Corporation since October 1, 1996.
- John Paul Macdonald has been Senior Vice President, Human Resources and Public Affairs since February 1, 2008; prior to that date, he was Senior Vice President, Public Affairs of Bombardier since January 20, 2005; he was also Vice President, Communications of Aerospace from February 2002 to October 2, 2006.
- André Navarri has been Executive Vice President of Bombardier and, together with Pierre Beaudoin, a member of the Office of the President headed by Laurent Beaudoin since December 13, 2004; he has also served as President of Bombardier Transportation since February 22, 2004; prior to that date, he was President – Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002.
- Jean-Pierre Rosso has been Chairman of World Economic Forum USA Inc., based in New York City, United States, since February 2006; he was Chairman of CNH Global N.V. from November 1999 until his retirement in May 2004.

Item 8 Legal Proceedings

The Corporation is a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these proceedings.

While the Corporation cannot predict the final outcome of legal proceedings pending as at January 31, 2008, based on information currently available, it believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

On February 7, 2005, Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the United States district (i.e. federal) court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint. The amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While it cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation intends to vigorously defend its position.

Item 9 Transfer Agent and Registrar

The registrar and transfer agent for each class of the Corporation's publicly listed securities is Computershare Investor Services Inc. at its principal office in each of the Canadian cities of Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.

Item 10 Material Contracts

Since February 1, 2007, the Corporation has not entered into any contractual arrangements outside the ordinary course of business that would be considered material to it or its businesses.

Item 11 Interest of Experts

Ernst & Young LLP is the external auditor who prepared the Auditors' Reports to the Shareholders of Bombardier Inc. under Canadian generally accepted auditing standards. Ernst & Young LLP has confirmed to the Corporation that it is independent within the meaning of the Rules of Professional Conduct of the *Ordre des Comptables agréés du Québec*. These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

Item 12 Audit Committee Disclosure

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee and Messrs. André Bérard, Daniel Johnson and Jean-Pierre Rosso are its other members. Each of them is independent and financially literate within the meaning of *Multilateral Instrument 52-110 – Audit Committees.*

The Charter of the Audit Committee is reproduced at Schedule "B" attached to this Annual Information Form.

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels O.C., FCA (Chair) – Mr. Desautels has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young, LLP (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

André Bérard – Mr. Bérard has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He has been a member of the Audit Committee of Bombardier since 2004 as well as the audit committee of BCE Inc., BMTC Group Inc., Falconbridge Inc. and Transforce Income Fund.

Daniel Johnson – A law graduate of Université de Montréal and a member of the Québec bar since 1967, Mr. Johnson also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an M.B.A. from Harvard University. He was Secretary and Vice President of Power Corporation of Canada until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region and a member of the Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became Leader of the Québec Liberal Party in December 1993, was Premier of the Province of Québec until September 1994, and Leader of the Official Opposition until May 1998.

Jean-Pierre Rosso – Mr. Rosso has a B.S., Civil Engineering, from « École Polytechnique Fédérale de Lausanne (EPF) » and an M.B.A. from Wharton School of the University of Pennsylvania. He has chaired World Economic Forum USA Inc. since April 2006. He served as Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer, from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipment manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. As a director of Medtronic Inc. since 1998, Mr. Rosso was Chairman of its Audit Committee until August 2006 and he continues to be one of its members.

Appointment of Auditors

For each of the financial years ended January 31, 2008 and 2007, Ernst & Young, LLP, billed the Corporation the following fees for services:

Fees	Financial Year Ended January 31, 2008	Financial Year Ended January 31, 2007
Audit fees	13,901,000	12,809,000
Audit-related fees	1,444,000	736,000
Tax fees	3,202,000	1,666,000
All other fees	147,000	159,000
Total Fees:	18,694,000	15,370,000

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's auditors for the audit of its annual financial statements and those of its subsidiaries and the review of the Corporation's quarterly financial statements as well as services normally provided by the Corporation's external auditors in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by the Corporation's external auditors that are reasonably related to the performance of the audit or review of its financial statements and are not reported under "Audit fees"; " Tax fees" refers to the aggregate fees billed for professional services rendered by the Corporation's external auditors for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by the Corporation's external auditors, other than "Audit fees", "Audit-related fees" and "Tax fees". The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of the Corporation's external auditors. The Audit Committee has adopted a policy that prohibits the Corporation's from engaging its external auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Item 13 Additional Information

Additional financial information is provided in the Corporation's financial statements and Management Discussion & Analysis for its most recently completed financial year. All information incorporated by reference into this Annual Information Form is contained or included in one of the Corporation's continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of the Corporation's other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

Item 14 Forward-Looking Statements

This Annual Information Form includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this Annual Information Form, please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance, warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resources and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks, (including foreign currency fluctuation, changing interest rate and commodity pricing risk). For more details see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this Annual Information Form and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SCHEDULE A

LIST OF TRADEMARKS OF BOMBARDIER INC. AND ITS SUBSIDIARIES USED IN THE ANNUAL INFORMATION FORM

Aerospace Trademarks

- Bombardier
- CL-215
- Bombardier 415
- Global
- Global Express
- Global Vision
- XRS
- Bombardier Global 5000
- Challenger
- Challenger 300
- Challenger 600
- Challenger 601
- Challenger 604
- Challenger 605
- Challenger 850
- Challenger 870
- Challenger 890
- CRJ
- CRJ200
- CRJ700
- CRJ705
- CRJ900
- CRJ1000
- CSeries
- Flexjet
- Learjet
- Learjet 40
- Learjet 45
- Learjet 60
- Learjet 85
- NextGen
- XR
- Q-Series
- Q200
- Q300
- Q400
- Skyjet

Transportation Trademarks

- MITRAC
- TALENT
- TRAXX
- ORBITA

- SEKURFLO
- EBI
- SPACIUM
- ZEFIRO
- FLEXITY
- CITYFLO
- INTERFLO
- MOVIA
- TURBOSTAR

SCHEDULE B

BOMBARDIER INC.
CHARTER OF THE AUDIT COMMITTEE

1.1 Membership and Quorum

- A minimum of four directors who shall all be independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTEE'S E EFFECTIVENESS

- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. MANAGING THE AUDIT COMMITTEE

- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;

- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Audit Committee and any material matters reviewed at such meeting are reported to the Board at its next regular meeting.

1.4 Mandate of the Audit Committee

A. PURPOSE

The Audit Committee is a Committee of the Board formed to assist it in overseeing the financial reporting process.

B. OBJECTIVES

The objectives of the Audit Committee are:

- to help the directors meet their responsibilities with respect to accountability;
- to assist in maintaining good communication between the directors and the external auditor;
- to assist in maintaining the external auditor's independence;
- with the assistance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, to ensure that an appropriate system of internal accounting and financial controls is maintained in view of the major business risks facing Bombardier;
- to maintain the credibility and objectivity of financial reports;
- to investigate and assess any issue that raises significant concern to the Audit Committee, with the assistance, if so required by the Audit Committee, of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and/or the external auditor.

C. *MEETINGS*

- Any member of the Audit Committee or the external auditor or the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment may request a meeting of the Committee.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Treasurer shall attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Audit Committee.
- The Chairman of the Board and Chief Executive Officer may, at his option, only attend that part of the meeting of the Audit Committee during which the quarterly or annual, as the case may be, consolidated financial statements of Bombardier, the related management's discussion and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.
- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.

- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee members, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

D. DUTIES AND RESPONSIBILITIES

- As they relate to the Board and financial reporting

  a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.

  b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

  c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.

  d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.

  e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or reserves included in any financial statements.

  f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

  g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which these matters are disclosed in the financial statements.

  h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.

  i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in the prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from Bombardier's financial statements, other than the public disclosure referred to in paragraph c) or d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for

   (i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and

   (ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Monitor the application of, and, if need be, review and make appropriate recommendations to management in order to update the Corporate Disclosure Policy of Bombardier.

- As they relate to the external auditor

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

g) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

h) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

i) To the extent practicable, assess the performance of the external auditor at least once a year.

j) Ensure that the external auditor shall not provide the following services to Bombardier:

- bookkeeping or other services related to the accounting records or financial statements of Bombardier;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions;
- human resources;
- broker or dealer, investment adviser, or investment banking services;
- legal services; and
- expert services unrelated to the audit.

k) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

l) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

a) At least four times a year, in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment independence.

d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

e) Once a year, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and if the circumstances so warrant, review and recommend the removal of the then current incumbent and the appointment of his successor and report the findings and conclusions of the Audit Committee to the Human Resources and Compensation Committee and the Chairman of the Board and Chief Executive Officer of the Corporation.

f) Once a year, review the terms of the charter of the Corporate Audit Services and Risk Assessment to ensure that they continue to be relevant and, if need be, make any appropriate modifications thereto.

- As they relate to the Audit Committee's terms of reference

Each year, review the Charter of the Audit Committee in order to ensure that it continues to be relevant and make recommendations to the Corporate Governance and Nominating Committee Board regarding its responsibilities therein.

1.5 Miscellaneous

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

RECEIVED
2008 MAY 15 A 7:24
OFFICE OF INTERNATI...
CORPORATE FINA...

May 1, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Montréal, February 22, 2008* – Bombardier grants authority to offer *CSeries* – the new generation five-abreast commercial aircraft
- *Montréal, February 29, 2008* – An exceptional year for Bombardier Aerospace in terms of deliveries and orders: 361 aircraft delivered and 698 orders placed in fiscal year 2007/08
- *Toronto, March 10, 2008* – Bombardier sells 27 jets and turboprops to SAS and its affiliates
- *Toronto, March 12, 2008* – Bombardier sells eight CRJ700 Nextgen airliners to Felix Airways
- *Toronto, March 13, 2008* – Bombardier sells six CRJ900 Nextgen airliners to IRAQ
- *Toronto, March 20, 2008* – Airline orders six CRJ700 Nextgen aircraft

- *Toronto, March 26, 2008* – Bombardier confirms previously unidentified Q400 customers as being Air Berlin

- *Toronto, March 31, 2008* – Bombardier sells four Q400 turboprops to Grupo Sata of Portugal

- *Toronto, April 14, 2008* – Bombardier sells four more CRJ900 Nextgen airliners to IRAQ

- *Montréal, April 18, 2008* – Bombardier appoints new Aerospace President and Chief Operating Officer and announces key business unit appointments

BOMBARDIER TRANSPORTATION

- *Berlin, February 22, 2008* – Bombardier to supply new locomotives for NJ Transit

- *Berlin, March 06, 2008* – Bombardier to build 44 Eelectrostar cars for New Southern Railway in the UK

- *Berlin, March 28, 2008* – Bombardier receives option from Delhi Metro Rail Corporation for 84 metro cars with a value of 87 MEUR

- *Berlin, April 01, 2008* – Bombardier Transportation welcomes conclusion to Metronet negotiations

- *Rome, April 1, 2008* – Bombardier and Finmeccanica sign cooperation agreement for the development of a new very high- speed train

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER GRANTS AUTHORITY TO OFFER CSERIES – THE NEW GENERATION FIVE-ABREAST COMMERCIAL AIRCRAFT

The 2013 *CSeries* aircraft design incorporates latest technologies, generating unmatched economic and environmental benefits:

- **New, largely composite and aluminum-lithium alloy structure**
- **Latest systems include fly-by-wire combined with fourth-generation aerodynamics**
- **Pratt & Whitney's next-generation high by-pass Geared Turbofan™ engine**

***CSeries* family of 110- and 130-seat aircraft will produce:**

- **Up to 20% lower fuel burn**
- **Unmatched reductions in noise and emissions**
- **Unprecedented combination of airfield and range performance**
- **Up to 15% better overall cash operating costs**

Montréal, February 22, 2008 – Bombardier announced today that its Board of Directors has granted Bombardier Aerospace the authority to offer formal sales proposals of the optimized *CSeries* aircraft family to airline customers. The aircraft will incorporate the latest technology available to produce the economic, performance, environmental and passenger-oriented improvements demanded by airline customers for the next quarter century. Entry into service is scheduled for 2013.

Authority to offer is the next important step in the process that leads to program launch. Before requesting program launch approval from the Bombardier Board of Directors, Bombardier Aerospace will obtain firm commitments from customers. A launch decision is expected in 2008.

"The *CSeries* aircraft will benefit from the latest technological advancements, including: increased use of composites and aluminum lithium in structures; a next-generation engine – the Pratt & Whitney Geared Turbofan™; and the very latest in system technologies, such as fly-by-wire, and fourth-generation aerodynamics. Together, these advancements will produce up to 20 per cent better fuel burn and up to 15 per cent improved cash operating costs versus current in-production aircraft of similar size," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace.

"Our decision to continue refining our business plan over the last two years has proven to be the right one. It has allowed us to take advantage of new technologies and to meet the airlines' evolving requirements for future efficient five-abreast aircraft. Airlines worldwide have expressed their keen interest to receive formal sales proposals from us," he added.

"We are delighted that Bombardier's Board of Directors has given authorization to offer the *CSeries* aircraft, and we are excited to partner with Bombardier in discussions with airlines and operators around the world," said Todd Kallman, President, Pratt & Whitney Commercial Engines. "The game-changing performance of the Pratt & Whitney Geared Turbofan™ engine, combined with the new generation design of the *CSeries* aircraft, will bring double-digit improvements in fuel efficiency, environmental emissions, noise and operating costs to *CSeries* customers."

"Lufthansa's focus is on a sustainable fleet development providing flexibility for the future. This includes, amongst others, the assessment of technology, reliability, environmental footprint, economics and passenger comfort. We are considering the *CSeries* family of aircraft in our broader evaluation of opportunities for the lower end of the single-aisle fleet because its proposed advantages could be attractive to us," said Nico Buchholz, Senior Vice-President, Corporate Fleet, Lufthansa.

"The *CSeries* aircraft's 2013 entry into service date suits us very well. We envisage an order for 20 aircraft," said Akbar Al Baker, Chief Executive Officer, Qatar Airways.

"We are very interested in the aircraft and have been looking at the *CSeries* program very carefully," said Steven F. Udvar-Hazy, Chairman and CEO/Founder of the giant lessor company International Lease Finance Corporation. "ILFC is not only considering buying the aircraft, we could become a co-launch customer. However, other major airlines need to sign up to the program as well. We would like to see a North American, European and possibly Asian customer," he added.

The *Bombardier CSeries* aircraft family is specifically designed for the lower end of the 100- to 149-seat market segment, estimated at 5,900 aircraft – or $250 billion US – over the next 20 years. Bombardier's target is to capture half this market.

Conference Call
Bombardier will hold a conference call for investors, analysts and media representatives as follows:

DATE: Friday, February 22, 2008
TIME: 09:30 a.m., Eastern Standard Time

There will be two question periods during the conference call. The first question period is intended for investors and analysts. It will be followed by a second question period intended for media representatives.

Investors, analysts and media representatives wishing to participate in the conference call can do so by dialling one of the following numbers:

Original version: (without translation)	514-394-9321 or 1-866-540-8119 (toll-free in North America) +800-2787-2790 (international overseas calls)
In English:	514-394-9319 or 1-866-240-8935 (toll-free in North America) +800-2492-4460 (international overseas calls)
In French:	514-394-9317 or 1-888-791-1369 (toll-free in North America) +800-4994-8960 (international overseas calls)

This conference call will also be broadcast live on the Internet at the following address: www.bombardier.com

Note to Editors
Images of the *CSeries* aircraft can be found at www.bombardiercseries.com

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information:
Marc Duchesne
Bombardier Aerospace
(514) 855-7989
www.bombardier.com

www.bombardiercseries.com

BOMBARDIER

PRESS RELEASE

RECEIVED
2008 MAY 15 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AN EXCEPTIONAL YEAR FOR BOMBARDIER AEROSPACE IN TERMS OF DELIVERIES AND ORDERS: 361 AIRCRAFT DELIVERED AND 698 ORDERS PLACED IN FISCAL YEAR 2007/08

- **Business Aircraft: Fourth consecutive year of increased orders and deliveries leads to a record level of orders and deliveries**
- **Regional Aircraft: Significant increase in regional aircraft orders and fourth consecutive year of increased *Q-Series* deliveries**

Montréal, February 29, 2008 – Bombardier announced today that it delivered 361 aircraft for the fiscal year ended January 31, 2008. This represents an increase of more than 10 per cent over the 326 aircraft deliveries in the previous fiscal year. Additionally, the Company received 698 aircraft orders compared to 363 for the same period during the previous year.

"This has been an excellent year for orders and deliveries at Bombardier Aerospace. Our business aircraft unit in particular reached historic highs in orders and deliveries, mirroring an upsurge in the global industry. Add to this significant demand for our regional aircraft – particularly larger regional jets and turboprops – and Bombardier continues to be well positioned today and in the future," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace.

Business Aircraft

For the fourth consecutive year Bombardier Business Aircraft saw an increase in deliveries and orders, resulting in a record year.

In fiscal year 2007/08, Bombardier delivered 232 business jets, compared to 212 for the same period last fiscal year – an increase of approximately 9 per cent. For the fourth year in a row, Bombardier has maintained its leadership with 26 per cent of the market share on a revenue basis. *

An intake of 452 orders, compared to 274 for the previous year, represents a book-to-bill ratio of 1.95. In the fourth quarter alone, Bombardier received orders for 154 business aircraft compared to 117 orders last year.

This fiscal year, a significant growth in demand for *Bombardier* business jets from major emerging markets, such as Russia and Asia, tipped the balance over the previously dominant U.S. market and progressively shifted demand for business jets to international markets. In fiscal year 2007/08, approximately 30 per cent of business jet orders came from the U.S.

Regional Aircraft
In fiscal year 2007/08, Bombardier delivered 128 regional aircraft, compared to 112 from the same period last year – an increase of approximately 14 per cent. Reflecting the continued shift in demand towards larger regional jets and turboprops, 47 *Q400* aircraft were delivered in fiscal year 2007/08, compared to 31 for the same period last year. Fifty-six *CRJ900/ CRJ900 NextGen* aircraft were delivered in 2007/08, compared to 50 for the previous fiscal year.

Orders rose significantly year-over-year with an intake of 238, compared to 87 for the previous year, representing a book-to-bill ratio of 1.86. In the fourth quarter alone, Bombardier received orders for 51 regional aircraft, compared to 21 orders last year.

The following table provides delivery totals by aircraft type

Aircraft	Deliveries Fiscal year 2007/08 (Year ending Jan. 31, 2008)	Deliveries Fiscal year 2006/07 (Year ending Jan. 31, 2007
Regional aircraft		
CRJ200		1
CRJ700/ CRJ705/ CRJ900	62	63
Q100/200/300	19	17
Q400	47	31
Total Regional aircraft	**128**	**112**
Business aircraft (*including those in the fractional ownership program**)		
Learjet 40/ 40 XR/ Learjet 45/ 45 XR	60	52
Learjet 60/ 60 XR	21	19
Challenger 300	52	55
Challenger 604/ Challenger 605	38	32
Challenger 800 Series	13	12
Bombardier Global 5000/ Global Express XRS	48	42
Total Business aircraft	**232**	**212****
Amphibious Aircraft		
Bombardier 415	1	2
Grand total	**361**	**326**

** An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model have been sold to external customers. This resulted in 8 and 19 aircraft deliveries for the three- and twelve-month periods ended January 31, 2008 respectively (8 and 15 aircraft deliveries, respectively, for the same periods last fiscal year).*

*** Deliveries detailed under Business aircraft include 15 aircraft sold to customers of the North American Bombardier Flexjet program in fiscal year 2006/07 and 14 aircraft sold to customers in fiscal year 2005/06. An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model have been sold to external customers.*

The following table provides order totals of Business, Regional and Amphibious aircraft

Aircraft	Orders Fiscal year 2007/08 (Year ending Jan. 31, 2008)	Orders Fiscal year 2006/07 (Year ending Jan. 31, 2007
Regional aircraft		
CRJ200	-	(16)
CRJ700/CRJ900/1000 ***	141* **	65
Q100/200/300	17	14
Q400	80	24
Total Regional aircraft	**238**	**87**
Total Business aircraft	**452**	**274**
Amphibious Aircraft		
Bombardier 415	8	2
Grand total	**698**	**363**

** Mesa Air Group, Inc. has converted its two orders of CRJ900 regional jets to two CRJ700 NextGen regional jets*
*** My Way Airlines has converted its remaining 15 orders of CRJ900 regional jets to CRJ1000 regional jets.*

**Assessment of market share in the business aircraft industry is based on delivery data from GAMA for the calendar year, and therefore does not correspond with the number of aircraft deliveries recorded during the Corporation's fiscal years ended January 31.*

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

For information
Hélène V. Gagnon
Bombardier Aerospace
(514) 855-7972

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 27 JETS AND TURBOPROPS TO SAS AND ITS AFFILIATES

- **Firm orders are for 13 *CRJ900 NextGen* regional jets and 14 *Q400 NextGen* turboprops**
- **Contract includes options for an additional 24 aircraft**
- **Claims related to *Q400* incidents settled in mutually satisfactory agreement**

Toronto, March 10, 2008 – Bombardier Aerospace announced today that SAS Scandinavian Airlines and three of its affiliate airlines have signed firm orders for 27 regional jets and turboprops and have taken options on an additional 24 aircraft. Estonian Air of Tallinn, Estonia and SAS have placed firm orders for 13 *Bombardier CRJ900 NextGen* regional jets and have taken options on an additional 17, while Widerøe's Flyveselskap A/S of Bodø, Norway and airBaltic of Riga, Latvia have ordered 14 *Q400 NextGen* high-speed turboprop airliners and have taken options on seven more.

The value of the combined firm orders based on *CRJ900 NextGen* and *Q400 NextGen* list prices is approximately $883 million U.S. The value of the orders could increase to approximately $1.75 billion U.S. if all options are exercised.

"The firm order for 27 aircraft will bring a rejuvenated premium product to our customers," said Mats Jansson, President and CEO, SAS Group. "The *CRJ900* and *Q400 NextGen* aircraft are well-suited to our operations in Northern Europe, where our customers expect comfortable and environmentally friendly travel."

"We are proud to extend our long-standing partnership with SAS and its partner airlines," said Steven Ridolfi, President, Bombardier Regional Aircraft. "This order is not only a milestone in terms of size and value, but is a testament to the strength of our relationship. SAS has been a Bombardier customer for eight years, Widerøe for 50 years, and now we welcome airBaltic and Estonian Air to our family. We are also very pleased that SAS and its affiliates have chosen our *NextGen* family, both turboprops and jets, to augment their fleets."

Olev Schults, Chairman, Supervisory Board, Estonian Air and Mr. Jansson said their airlines require aircraft with less capacity than their mainline jets. "The *CRJ900 NextGen* jet offers the best combination of performance, operating economics and passenger comfort," they said.

Per Arne Watle, President and Chief Executive Officer of Widerøe and Bertolt Flick, President and Chief Executive Officer of airBaltic said the features of *the Q400 NextGen* airliner made the aircraft a very attractive addition to their fleets. "The performance, comfort and superb operating economics make the *Q400 NextGen* turboprop a highly effective product," they said.

"airBaltic will start substituting its current Fokker 50 fleet with *Q400 NextGen* aircraft in 2009 thus increasing the capacity and efficiency of the airline's regional operations," added Mr. Flick.

The transactions announced today increase firm orders for *CRJ900/CRJ900 NextGen* airliners to 242 aircraft, with 145 delivered at January 31, 2008. *Q400/Q400 NextGen* aircraft firm orders now stand at 296 aircraft, with 190 delivered as of January 31, 2008.

With regard to the *Q400* landing gear incidents in 2007 Bombardier, SAS and Goodrich, the manufacturer of the landing gear, have come to a mutually satisfactory agreement – the terms of which are confidential.

***CRJ NextGen* Aircraft**

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate larger roller bags as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

***Q400 NextGen* Aircraft**

The new *Q400 NextGen* turboprop airliner is the next step in the continuing evolution of the *Q400* aircraft. Revised in the same spirit as the *CRJ NextGen* aircraft family, the *Q400 NextGen* aircraft remains one of the most technologically advanced turboprop aircraft. As with the *CRJ NextGen* aircraft family, the overall cabin environment of the *Q400 NextGen* aircraft will be enhanced with the introduction of LED lighting, new ceiling panels, dished window sidewalls and larger overhead bins. Combining these features with the Active Noise and Vibration Suppression (ANVS) system will give the *Q400 NextGen* passenger an even more pleasant cabin experience.

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS EIGHT CRJ700 NEXTGEN AIRLINERS TO FELIX AIRWAYS

Toronto, March 12, 2008 – Bombardier Aerospace announced today that Felix Airways of Sana'a, Yemen has signed a firm order for eight *Bombardier CRJ700 NextGen* airliners, and has taken options on an additional three. Felix Airways is owned by Yemenia (Yemen Airways) and strategic investors.

Based on the list price for the *CRJ700 NextGen* aircraft, the value of the firm contract is estimated at $276 million US. If all options are exercised, the contract value could rise to approximately $385 million US.

"Bombardier's *CRJ700 NextGen* airliner was selected because of its reliability," said Saleh Alawaji, Chairman, Felix Airways. "We are also certain our passengers will be pleased with the *CRJ700 NextGen* airliner's speed and comfortable interior."

"We are grateful for the confidence that Felix Airways has shown in the *CRJ700 NextGen* aircraft and we welcome the airline to the Bombardier family," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ700 NextGen* airliner offers an excellent combination of speed, passenger comfort, fuel economy and environmental compatibility."

The transaction announced today brings the *CRJ Series* order book to 1,647 aircraft, with 1,471 having been delivered as of January 31, 2008.

CRJ NextGen Aircraft

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate a larger roller bag as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
Images of *CRJ700 NextGen* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS SIX CRJ900 NEXTGEN AIRLINERS TO IRAQ

Toronto, March 13, 2008 – Bombardier Aerospace announced today that the Government of Iraq has placed a firm order for six *CRJ900 NextGen* airliners which will be used for civilian airline services in Iraq. The transaction includes options on an additional four *CRJ900 NextGen* aircraft.

Based on the list price for the *CRJ900 NextGen* aircraft, the value of the firm contract is approximately $239 million U.S. If all options are exercised, the contract value could rise to approximately $400 million U.S..

"We are pleased that the Government of Iraq has selected the *CRJ900 NextGen* aircraft to help rebuild the domestic and regional airline services in Iraq," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are confident that the *CRJ900 NextGen* airliner will serve commercial airline operations in the country very well."

The order announced today increases firm orders for *CRJ900/CRJ900 NextGen* airliners to 248. As of January 31, 2008, Bombardier had delivered 1,471 *CRJ Series* aircraft - including 145 *CRJ900/CRJ900 NextGen* airliners - to operators around the world.

CRJ NextGen Aircraft

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate a larger roller bag as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of *CRJ900 NextGen* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

Bombardier Sells Six CRJ900 NextGen Airliners To Iraq

Toronto, March 13, 2008

Bombardier Aerospace announced today that the Government of Iraq has placed a firm order for six *CRJ900 NextGen* airliners which will be used for civilian airline services in Iraq. The transaction includes options on an additional four *CRJ900 NextGen* aircraft.

Based on the list price for the *CRJ900 NextGen* aircraft, the value of the firm contract is approximately $239 million U.S. If all options are exercised, the contract value could rise to approximately $400 million U.S..

"We are pleased that the Government of Iraq has selected the *CRJ900 NextGen* aircraft to help rebuild the domestic and regional airline services in Iraq," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are confident that the *CRJ900 NextGen* airliner will serve commercial airline operations in the country very well."

The order announced today increases firm orders for *CRJ900/CRJ900 NextGen* airliners to 248. As of January 31, 2008, Bombardier had delivered 1,471 *CRJ Series* aircraft - including 145 *CRJ900/CRJ900 NextGen* airliners - to operators around the world.

CRJ NextGen Aircraft
Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate a larger roller bag as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at **www.bombardier.com**.

Note to Editors
Images of *CRJ900 NextGen* aircraft are available in our Multimedia Library at: **www.aero.bombardier.com/htmen/F15.jsp**

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

AIRLINE ORDERS SIX CRJ700 NEXTGEN AIRCRAFT

Toronto, March 20, 2008 – Bombardier Aerospace announced today that it has received a signed firm order for six *CRJ700 NextGen* regional jets. The airline which placed the order has also taken options on an additional 10 aircraft, and has requested to remain unidentified at this time.

Based on the list price for the *CRJ700 NextGen* aircraft, the value of the order is approximately $207 million US. If all 10 options are exercised, the value of the order could rise to approximately $562 million US.

Including the order announced today, firm orders for the *CRJ NextGen* family – the *CRJ700 NextGen*, *CRJ900 NextGen* and *CRJ1000 NextGen* – now stand at 205 aircraft from 18 airlines. The Bombardier *CRJ* regional jet family has now attracted 1,659 firm orders, with 1,471 delivered as of January 31, 2008.

***CRJ NextGen* Aircraft**

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate larger roller bags as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Bombardier, CRJ, CRJ700, CRJ900, CRJ1000 and *NextGen* are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
Images of *CRJ700 NextGen* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F14.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER CONFIRMS PREVIOUSLY UNIDENTIFIED Q400 CUSTOMER AS BEING AIR BERLIN

Toronto, March 26, 2008 – Bombardier Aerospace confirmed today that a firm order from a European airline for 10 *Q400* turboprop aircraft plus 10 options, announced on October 23, 2007, was placed by Air Berlin PLC of Berlin, Germany. The airline had requested to remain unidentified at the time of the announcement.

Based on the list price for the *Q400* aircraft, the value of the firm order contract is approximately $267 million U.S. If all options are exercised, the contract value could rise to approximately $540 million U.S.

Founded in 1978, Air Berlin has grown to become Germany's second-largest airline with a fleet of 124 jets. The *Q400* will be the airline's first turboprop aircraft and will be configured with 76 passenger seats.

The third-largest low-cost carrier (LCC) in Europe, Air Berlin serves more than 100 destinations worldwide. The airline operates flights to major cities in Europe, North America and Asia as well as to many popular holiday resorts. It also offers domestic flights in Germany.

"We will be deploying our *Q400* aircraft on routes that do not require the seating capacity of our jet aircraft," said Joachim Hunold, Chief Executive Officer, Air Berlin. "The *Q400* aircraft offers the combination of passenger capacity and comfort, speed, economy of operation and environmental compatibility that we require."

"The selection of the *Q400* aircraft by Air Berlin, a leading-edge and profitable LCC, is recognition of the significant cost benefit this aircraft brings to LCCs," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Q400* offers outstanding performance and economics."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of Air Berlin *Q400* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER CONFIRMS PREVIOUSLY UNIDENTIFIED Q400 CUSTOMER AS BEING AIR BERLIN

Toronto, March 26, 2008 – Bombardier Aerospace confirmed today that a firm order from a European airline for 10 *Q400* turboprop aircraft plus 10 options, announced on October 23, 2007, was placed by Air Berlin PLC of Berlin, Germany. The airline had requested to remain unidentified at the time of the announcement.

Based on the list price for the *Q400* aircraft, the value of the firm order contract is approximately $267 million U.S. If all options are exercised, the contract value could rise to approximately $540 million U.S.

Founded in 1978, Air Berlin has grown to become Germany's second-largest airline with a fleet of 124 jets. The *Q400* will be the airline's first turboprop aircraft and will be configured with 76 passenger seats.

The third-largest low-cost carrier (LCC) in Europe, Air Berlin serves more than 100 destinations worldwide. The airline operates flights to major cities in Europe, North America and Asia as well as to many popular holiday resorts. It also offers domestic flights in Germany.

"We will be deploying our *Q400* aircraft on routes that do not require the seating capacity of our jet aircraft," said Joachim Hunold, Chief Executive Officer, Air Berlin. "The *Q400* aircraft offers the combination of passenger capacity and comfort, speed, economy of operation and environmental compatibility that we require."

"The selection of the *Q400* aircraft by Air Berlin, a leading-edge and profitable LCC, is recognition of the significant cost benefit this aircraft brings to LCCs," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Q400* offers outstanding performance and economics."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of Air Berlin *Q400* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR Q400 TURBOPROPS TO GRUPO SATA OF PORTUGAL

Firm Orders for *Q400* Program Now Total 300 Aircraft

Toronto, March 31, 2008 – Bombardier Aerospace announced today that Grupo SATA (Sociedade Açoriana de Transportes Aéreos, S.A.) of Ponta Delgada, Portugal has signed a contract to acquire four *Q400 NextGen* aircraft for its SATA Air Açores regional airline.

Based on the list price of the *Q400 NextGen* aircraft, the value of the contract is approximately $113 million U.S.

SATA Air Açores has been in operation for more than sixty years and serves all nine islands of the Azores as well as Madeira and the Canary Islands. Its *Q400* aircraft will be configured with 80 passenger seats.

"Our current aircraft have been in service for a number of years and it is time to replace them with new-technology, more economical aircraft," said António Gomes de Menezes, Chairman, Grupo SATA. "The *Bombardier Q400* aircraft meets all of our requirements for increased passenger and cargo capacity, cabin comfort, lower fuel consumption and improved environmental compatibility."

Mr. Gomes de Menezes and the SATA team were joined by Bombardier's Senior Vice-President of Sales, Jim Dailly, and five other Bombardier executives in Ponta Delgada today for a signing ceremony.

"The *Q400* airliner continues to lead the resurgence of the turboprop market and we are delighted that SATA Air Açores has selected the aircraft for its fleet replacement," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The aircraft's low operating costs, near-jet speed and excellent cabin amenities make it a perfect solution for many short- to medium-haul regional airline operations."

The order announced today increases firm orders for *Q400* aircraft to 300, with 190 delivered as of January 31, 2008. Grupo SATA is the fifth new customer for Bombardier this year.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of SATA Air Açores Q400 *NextGen* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR MORE CRJ900 NEXTGEN AIRLINERS TO IRAQ

Toronto, April 14, 2008 – Bombardier Aerospace announced today that the Government of Iraq has placed a firm order for four additional *CRJ900 NextGen* regional jets, and has taken options on another ten. The firm-ordered aircraft are conversions of the four options Iraq took when it ordered six *CRJ900 NextGen* airliners, announced on March 13, 2008.

Based on the list price for the *CRJ900 NextGen* aircraft, the contract announced today is valued at approximately $159 million U.S. If all ten options are exercised, the value of the contract could rise to $573 million U.S.

The *CRJ900 NextGen* aircraft will be used to rebuild domestic and regional civil airline services in Iraq.

Total *CRJ700 / CRJ900 and CRJ700 / CRJ900 NextGen* aircraft firm orders now stand at 570, with 417 delivered as of January 31, 2008.

CRJ NextGen Aircraft

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate a larger roller bag as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Images of *CRJ900 NextGen* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F14.jsp

For information
John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR MORE CRJ900 NEXTGEN AIRLINERS TO IRAQ

Toronto, April 14, 2008 – Bombardier Aerospace announced today that the Government of Iraq has placed a firm order for four additional *CRJ900 NextGen* regional jets, and has taken options on another ten. The firm-ordered aircraft are conversions of the four options Iraq took when it ordered six *CRJ900 NextGen* airliners, announced on March 13, 2008.

Based on the list price for the *CRJ900 NextGen* aircraft, the contract announced today is valued at approximately $159 million U.S. If all ten options are exercised, the value of the contract could rise to $573 million U.S.

The *CRJ900 NextGen* aircraft will be used to rebuild domestic and regional civil airline services in Iraq.

Total *CRJ700 / CRJ900 and CRJ700 / CRJ900 NextGen* aircraft firm orders now stand at 570, with 417 delivered as of January 31, 2008.

CRJ NextGen Aircraft

Bombardier's *CRJ NextGen* aircraft were launched in 2007 and are achieving improved economics compared to earlier *CRJ Series* aircraft. These improvements come from fuel burn savings of up to four per cent and direct maintenance cost reductions achieved through lower airframe maintenance requirements. Maintenance schedule intervals have been increased, and tasks have been harmonized to reduce aircraft down time and labour over the life of the aircraft.

With their reduced fuel burn, the *CRJ NextGen* aircraft are responding to today's environmental challenges by offering further reduction to green house gas emissions compared to their nearest competitors.

CRJ NextGen aircraft interiors include improvements designed with the overall passenger experience in mind. The passenger windows have been enlarged and the overhead bins have been modified to accommodate a larger roller bag as well as optimized to store more bags. The addition of LED lighting has brightened the cabin environment while highlighting the improved aesthetics achieved with the new ceiling panel design and dished window sidewalls.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors

Images of *CRJ900 NextGen* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F14.jsp

For information

John Arnone
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER APPOINTS NEW AEROSPACE PRESIDENT AND CHIEF OPERATING OFFICER AND ANNOUNCES KEY BUSINESS UNIT APPOINTMENTS

- Guy C. Hachey appointed President and Chief Operating Officer, Bombardier Aerospace
- Gary R. Scott appointed President, Bombardier Commercial Aircraft; new business unit integrating Regional Aircraft and New Commercial Aircraft Program business units
- Steve Ridolfi appointed President, Bombardier Business Aircraft
- James Hoblyn appointed President, Bombardier Aircraft Services

Montréal, April 18, 2008 – Bombardier announced today changes to its Aerospace Group leadership team. Guy C. Hachey is appointed Bombardier Aerospace's new President and Chief Operating Officer, effective May 12, 2008. A period of transition will follow until June 4, 2008, when Pierre Beaudoin, the current President and Chief Operating Officer, will take over the position of President and Chief Executive Officer, Bombardier Inc., as previously announced on November 28, 2007.

"Bombardier welcomes Guy Hachey as the new head of its Aerospace Group," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "Guy's proven leadership skills and impressive track record internationally in the very competitive automotive industry – combined with our leaders' significant aerospace expertise – will translate into great benefit for our company."

Bombardier also announced the appointment of three of its senior leaders to new positions. Each appointment is effective immediately:

- Gary R. Scott, currently President, New Commercial Aircraft Program and Aircraft Services is appointed President, Bombardier Commercial Aircraft, integrating two business units – Regional Aircraft and the New Commercial Aircraft Program – into one new unit. Mr. Scott's skill, knowledge and experience in the commercial aircraft industry will be essential as Bombardier continues to develop its new commercial aircraft. The integration of the Regional Aircraft and *CSeries* teams will enable Bombardier to present a complete commercial aircraft product offering to its customers.

- Steve Ridolfi, currently President, Bombardier Regional Aircraft is appointed President, Bombardier Business Aircraft. His program management expertise comes at the right time as Bombardier embarks on the evaluation and development of new products while increasing the capacity and operational performance of existing product lines. His extensive market and strategic experience within the aerospace industry will benefit Business Aircraft customers. He will replace Pierre Gabriel Côté who has been appointed Chief Executive Officer of SFK Pulp and will leave Bombardier Aerospace on July 18, 2008.

- James Hoblyn, currently Senior Vice-President, Customer Experience, Bombardier Business Aircraft is appointed President, Bombardier Aircraft Services, which includes the Amazing Customer Experience initiative for Aerospace as a whole; after-market services for Business and Commercial Aircraft (Parts, Service Centres, Training); Specialized Aircraft Solutions; and Amphibious Aircraft. A former Managing Director of Flexjet Europe (now known as Skyjet International), his focus in recent roles has been to improve customer satisfaction and loyalty, making him the perfect candidate for this position.

"I am proud to join one of the world's foremost aircraft manufacturers and leading Canadian aerospace companies," stated Guy C. Hachey. "I look very much forward to working with my new colleagues to ensure the continued long-term success of Bombardier Aerospace."

"I take this opportunity to sincerely thank Pierre Gabriel Côté for his contributions to our Business Aircraft unit and wish him success as he takes on the Chief Executive Officer responsibilities of another public company," concluded Mr. Beaudoin.

Short biographies of new appointees

Guy C. Hachey started his career 30 years ago in the automotive industry with General Motors (GM) where he held positions of increasing authority and complexity, first in Canada, then in the United States. In 1999, Delphi Automotive Systems spun off from GM and he joined the Delphi Corporation as President of its Chassis Systems Division. Before joining Bombardier, he held the combined positions of Vice-President, Delphi Corporation; President, Delphi Powertrain Systems – a $5.5 billion business with 16 product lines, 30 plants and over 30,000 employees; as well as President, Delphi Europe, Middle East and Africa. He was also Executive Champion for Delphi Corporation's global manufacturing operations. In the latter capacity, he was responsible for the implementation of lean enterprise processes and common systems across more than 150 plants worldwide, for all Delphi products. Mr. Hachey holds a Bachelor's degree in Commerce (B.Comm.) from McGill University, Montreal, and a Master's degree in Business Administration (MBA) from Concordia University, Montreal. He also completed the Tuck Executive Development Program at Dartmouth (New Hampshire).

Gary R. Scott is a senior aerospace executive with more than 35 years experience in the industry. Prior to joining Bombardier Aerospace in 2004 as President, New Commercial Aircraft Program, Mr. Scott was Group President, Civil Simulation and Training at CAE, Inc. He began his career with The Boeing Company in 1973, where he held several senior executive positions including Vice-President and Chief Operating Officer, Boeing Enterprises; and Vice-President and General Manager for the 737/757 programs. Mr. Scott earned his Bachelor of Arts (BA) in Business Administration at the University of Washington, his Master's degree in Business Administration (MBA) at Seattle University, and he has completed the Executive Development Program, University of Illinois, as well as the Harvard Business School Advanced Management Program.

Steve Ridolfi has served as President of Bombardier Regional Aircraft since September 1999. Mr. Ridolfi has had a distinguished career with the organization, dating from 1982, when he joined de Havilland Inc. as a structural dynamics engineer. He progressed through airline analysis, marketing, product planning, program management and customer support to become, consecutively, Vice-President of Marketing and Product Planning; and Vice-President and General Manager Marketing and Operations; prior to his appointment as President, Regional Aircraft. He holds a Bachelor of Science (Hons) (B.Sc.) in Engineering Physics from Queen's University and completed the Program for Management Development at Harvard University.

James Hoblyn was appointed Senior Vice-President, Customer Experience at Bombardier Business Aircraft in October 2006. He joined Bombardier in 1998 as Vice-President, Strategic Planning and Business Development and subsequently held senior positions within the Regional Aircraft and Business Aircraft business units related to marketing, program management, contracts, and product planning and strategy from 2000 to 2006. He was also Managing Director of Bombardier Flexjet Europe (now known as Skyjet International). He graduated from the University of Waterloo with a Bachelor of Science (B.Sc.) in Mechanical Engineering and has a Master's degree in Business Administration (MBA) from the London Business School.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

Note to Editors
Photographs of the appointees will be available on our Web site multimedia gallery at: www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Duchesne
Bombardier Aerospace
514 855-7989

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY NEW LOCOMOTIVES FOR NJ TRANSIT

POWERFUL LOCOMOTIVES TO HAUL NEW BOMBARDIER MULTILEVEL PASSENGER CARS FOR LEADING TRANSIT OPERATOR

Berlin, February 22, 2008 – Bombardier Transportation has been awarded a contract for 27 ALP-46A electric locomotives by the New Jersey Transit Corporation (NJ TRANSIT). The powerful new locomotives will help NJ TRANSIT expand capacity in its passenger rail operations, hauling specially designed Multilevel commuter rail cars Bombardier is currently delivering to the transit service provider. The firm order for 27 locomotives is valued at an estimated 155 million euros ($229 million US). The contract also includes options for an additional 33 locomotives.

The new ALP-46A locomotives are based on service-proven ALP-46 electric locomotive technology that has been in successful operation with NJ TRANSIT since 2002. NJ TRANSIT currently utilizes 29 ALP-46 locomotives as part of its commuter rail fleet.

ALP-46A locomotives will feature a number of technology upgrades along with improved acceleration and increased operating efficiency. The locomotives will be capable of speeds up to 125 mph and will be powered by highly reliable *BOMBARDIER MITRAC* propulsion and controls equipment. *MITRAC* propulsion and controls technology offers high performance and intelligent features such as remote diagnostics systems and sophisticated adhesion control for improved traction and hauling efficiency on steel rails

The new locomotives will be built at Bombardier's manufacturing site in Kassel, Germany. Shipments are scheduled to begin in the Fall of 2009.

"An important factor in this follow on order is the excellent reliability of the 29 ALP-46 locomotives, as well as the high quality and on-time delivery of the product," said Edmund Schlummer, President of Bombardier's Locomotive Division.

NJ TRANSIT is an established customer of Bombardier and the third largest provider of public transit in the United States. In addition to ALP-46 locomotives, Bombardier has supplied more than 300 Comet II, III and IV push-pull commuter cars to the transit agency, and is currently delivering 234 MultiLevel commuter rail cars. Bombardier was also a member of the consortium that designed and built the turnkey River LINE light rail system between Camden and Trenton, New Jersey. Bombardier Transportation now operates and maintains the system under a contract with NJ TRANSIT.

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
www.transportation.bombardier.com/photography.jsp

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO BUILD 44 ELECTROSTAR CARS FOR NEW SOUTHERN RAILWAY IN THE UK

ANOTHER CONTRACT FOR THE AWARD WINNING, RELIABLE BOMBARDIER ELECTROSTAR TRAINS

Berlin, March 06, 2008 – Bombardier Transportation announced today that it has won another contract for its award winning *BOMBARDIER ELECTROSTAR* Electric Multiple Units for New Southern Railway in the UK. The contract, valued at around 70 million euros ($ 107 million US), is for the supply of 11 four-car dual-voltage Class 377 trains. The vehicles will be manufactured at Bombardier's Derby site and will be delivered during Q1 2009.

The award winning *ELECTROSTAR* train is a well proven product, with over 1,600 cars already in service with three operators in the UK, c2c, Southeastern and Southern. The trains have been named the most reliable modern EMU in the UK for the past three years. *ELECTROSTAR* -type trains were also ordered in 2006 by Transport for London for the "London Overground" services for East London Line and North London Railway. The prestigious Gautrain new railway in South Africa will also operate *ELECTROSTAR* trains, which will showcase for the 2010 Soccer World Cup.

Since March 2007, the *ELECTROSTAR* fleet operated by c2c, has switched over to a regenerative braking process designed to reduce power consumption by returning the electrical power generated by applying the brakes directly back into the supply network. c2c is already, thanks to its sophisticated *MITRAC* Propulsion & Controls system, experiencing energy savings of up to 20% and is the only train operator whose entire fleet of 74 trains has adopted this energy saving process.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER RECEIVES OPTION FROM DELHI METRO RAIL CORPORATION FOR 84 METRO CARS WITH A VALUE OF 87 MEUR

BOMBARDIER VEHICLES WILL BE MOVING OVER 4 MILLION PASSENGERS DAILY IN DELHI METRO'S EXTENDED NETWORK - BOMBARDIER GROWS PRESENCE AND REPUTATION IN INDIA

Berlin, 28 March 2008 – Bombardier Transportation announced today that it has received an order for an additional 84 *MOVIA* metro cars from the Delhi Metro Rail Corporation Ltd (DMRC). The contract is valued at approximately 87 million euros ($ 137 million US). This latest order follows on from a contract awarded in July 2007 to supply 340 *MOVIA* metro cars, making a total of 424 metro cars ordered. As stated in the contract, DMRC has requested a change to the configuration of the trainsets and the revised scope will be 37 four-car trainsets and 46 six-car trainsets. Deliveries of the latest order are scheduled to begin upon completion of the original deliveries.

In the phase II expansion of Delhi Metro, the modern *BOMBARDIER MOVIA* high-capacity vehicles will transport an impressive 4 million passengers every day, reducing their journey time and alleviating the heavy traffic congestion and pollution prevalent in the city. The phase II expansion extends the existing network by approximately 60 kilometers covering all major destinations in the East-West and North-South corridors of the city, which is occupied by around 16 million inhabitants.

The new vehicles will be produced at Savli in South Gujarat, where Bombardier is setting up a facility for manufacturing and assembly of the coaches and bogies.

The *MOVIA* metro vehicles integrate the world's most advanced technologies in metro vehicle manufacture, such as stainless steel car bodies and the reliable *BOMBARDIER MITRAC* propulsion and control system featuring IP technology. The *MOVIA* metros are developed from a standardized platform, which ensures a high degree of reliability, safety and maintainability while providing low life-cycle cost. This contract envisages a design approach that enables a high degree of localization and easy transfer of technology processes. This modern vehicle is a mass transit vehicle designed to meet the requirement for a rapid, efficient and cost-effective high performance metro. Original, stylish and fully accessible, the *MOVIA metro* offers values and services that are second to none.

Rajeev Jyoti, Managing Director, Bombardier Transportation India, said: "We are delighted to receive this additional option contract to supply *MOVIA* vehicles in New Delhi. It is an excellent endorsement of our growing relationship in India, which is going from strength to strength, with the opening of a new production facility at Savli, accompanied by a large local recruitment programme. We intend to deliver our high performance *MOVIA* vehicles on time and with quality, meriting the trust that the public authorities in India have placed in us."

Note to editors:
Useful market and company background facts and contact details follow.

A **photo** is available in our Multimedia Library at:
www.transportation.bombardier.com/photography.jsp

Background facts and figures

Bombardier Metro vehicles
Bombardier is the number one supplier of metro vehicles worldwide. More than 1,400 *BOMBARDIER MOVIA* metro cars have already been ordered from the company to date. Bombardier metros are vital elements for mobility in cities like New York, Montreal, Toronto, Paris, London, Berlin, Bucharest, Stockholm, Shanghai, Shenzhen, Guangzhou and many others.

In Asia, Bombardier metro cars are in service with operators in Shanghai, Guangzhou, Shenzhen and Hong Kong. In Shanghai, Bombardier has participated in the supply of 16 metro trains (96 cars) for Line 1 and 37 trains (222 cars) for Line 2 of the city's metro system. In June 2006, Bombardier celebrated the delivery of its 1,000th metro car to customers in Guangzhou Province.

Bombardier Transportation in India
Bombardier Transportation has been present in India for over 35 years. It has supplied Indian Railways with technologically advanced rail products, such as the WAP5 and WAG9 electric locomotives for passenger and freight applications and the Mumbai Traffic Management System. This system controls the 60-km rail stretch around Mumbai – one of the world's heaviest rail commuter traffics – on which the Western Railways run on time and with safety an impressive number of 1,000 trains everyday.

Bombardier Transportation is steadily ramping up its presence in India. Vadodara, Gujarat is home to its propulsion systems manufacturing facility and software development center for signalling and traction applications in India and for other Bombardier Transportation projects around the globe. The site is ISO 9001, ISO 14001 and OHSAS 18001 certified. In Hyderabad, Andhra Pradesh, Infotech Enterprises operates one of the most important engineering centers already sourcing key global projects for Bombardier Transportation.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

BOMBARDIER, *MOVIA* and *MITRAC* are trademarks of Bombardier or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:

Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TRANSPORTATION WELCOMES CONCLUSION TO METRONET NEGOTIATIONS

Berlin, April 01, 2008 – Bombardier Transportation welcomes today's announcement from Metronet which updates the negotiations on the transfer of Metronet contracts by the PPP Administrator and brings clarity to the proposed next steps in the planned modernisation programme for the London Underground.

The difficulties encountered by Metronet and its subsequent entry into Administration have caused a significant number of problems in relation to the scheduled modernisation programme for the London Underground network. Since Metronet entered into administration, London Underground Ltd (LUL) has been seeking to agree with the Administrator and the current contractors (including Bombardier) the basis upon which the Metronet undertaking can be transferred to an LUL nominee company.

The result of these negotiations, which is subject to a court decision that will be sought by the PPP Administrator, is that the Bakerloo, Central and Victoria Lines (BCV) programme, currently working to upgrade the Victoria Line with Bombardier's new trains and Westinghouse Rail System's new signalling, will continue and complete its implementation as originally planned. Bombardier has continued to work on this contract during the course of Metronet's administration and work is progressing well.

The Sub Surface Lines (SSL) upgrade programme, which is less advanced in its implementation, will be re-scoped with regard to the signalling portion. The signalling portion of Bombardier's SSL contract, currently sub-contracted to Westinghouse Rail Systems Limited ("WRSL"), has been transferred to Metronet and re-negotiated directly between WRSL and Metronet. A payment of £95 million ($189 million) has been agreed between Bombardier and WRSL, in full and final settlement, to compensate WRSL for the de-scoping of their signalling contract. As proposed, this payment will have no material impact on Bombardier's financial results, as the accounting for the relevant contracts already included estimates for technical and execution risks, which will be reduced significantly. Bombardier will continue to supply new rolling stock to the SSL programme, with a small increase in scope as requested by the customer.

Bombardier's original train maintenance contracts for BCV and SSL will be amended so that the maintenance work remains with Metronet. Bombardier will retain a Technical Support and Spares Supply Agreement (known as a "TSSSA"). These changes were made at the request of Metronet to assist with the resolution of the industrial relations issues arising from the proposed transfer of staff to Bombardier.

The payment of an outstanding receivable of £28 million ($56 million) due to Bombardier will be made. This payment relates to signalling and rolling stock work performed predominantly under the original procurement contracts prior to the appointment of the PPP Administrator, and costs incurred related to the original maintenance programme. Other work performed has been paid in accordance with the contracts.

Bombardier wishes to emphasize that these contractual changes are subject to a Court decision that will be sought by the PPP Administrator on the transfer of the Metronet contracts to an LUL nominee company.

The net impact of these proposed changes on Bombardier will be a reduction in its Metronet order backlog of £1.3 billion ($2.6 billion) from £3.2 billion ($6.4 billion), and a reduction of Bombardier's total backlog from $33.5 billion to $30.9 billion. This adjustment has been reflected as at January 31, 2008.

The impact on Bombardier's Metronet backlog is broken down as follows: a reduction in the signalling work subcontracted to WRSL and integration and project management activities of approximately £950 million ($1.9 billion); a reduction in the scope of the maintenance contracts of approximately £400 million ($0.8 billion); and an increase in the rolling stock portion of the SSL programme of approximately £50 million ($0.1 billion).

Commenting on today's announcement, Andre Navarri, President of Bombardier Transportation said: "We are pleased that these negotiations are coming to a conclusion and to have maintained our contracts for the supply of new rolling stock for both the BCV and SSL lines. We appreciate the level of confidence in our commitment to value and service that this decision demonstrates. Bombardier has always met its contract obligations to date and we will continue to do so. London Underground is one of the biggest subway systems in the world and we look forward to delivering the modern vehicles that London's passengers deserve."

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier UK
Bombardier Transportation employs around 4,500 people at production facilities in Derby and Plymouth and at 24 maintenance, refurbishment and overhaul centres across the UK. Bombardier currently maintains approximately 2500 vehicles in Great Britain. In the UK's rail

transportation industry, Bombardier is the leader in the manufacturing, refurbishment and maintenance of rolling stock.

Bombardier's rail transportation products are in operation in all major UK regions, providing efficient, reliable, rapid, modern and state-of-the-art transportation—from intercity travel, urban and suburban railways, to metros and light rail systems.

London in particular benefits from many Bombardier products and services. In addition to the new trains for London Underground's Victoria and Sub-Surface lines, Bombardier's products provide many of the transport links for the capital.

Bombardier's award winning *ELECTROSTAR* electric multiple units are the most reliable new generation EMUs currently operating in the UK, with the star performers consistently proving to be the class 357 *ELECTROSTAR* operated by c2c. *ELECTROSTAR* trains are also proving popular with passengers on South Eastern Trains and Southern Railways, where they help to bring thousands of commuters to and from London daily. Bombardier will soon be providing *CAPITALSTAR* trains to Transport for London. These new units will be operated on the London Overground services and will be delivered during 2008 and 2009.

Traffic congestion in the city of Croydon has been significantly reduced through the use of Bombardier *FLEXITY* Swift light rail vehicles on the city's Tramlink system. The first of 55 new generation Bombardier built Docklands Light Railway cars will also start to enter passenger service during 2008, joining the current Bombardier manufactured fleet of 94 automatically guided light rail cars.

Current Status of supply contracts for Metronet
Bombardier's supply contracts for Metronet are all proceeding well and are to schedule.

For the Victoria Line upgrade programme, two pre-production trains have already been produced, with one of these running in test in London and the second at Bombardier's test track in Derby. The second train is running successfully in conjunction with the Westinghouse Rail System's new signalling system. Manufacture of the "series build" for the rest of the fleet will begin in Q2 2008. The installation of all signalling equipment along the Victoria Line and in the control centre required for overlay running have now been completed and testing of the system is on-going. The Victoria Line upgrade is on schedule to be completed in 2012 when the full new fleet of 47 eight-car trains will be in service

For the Sub-Surface Lines upgrade programme, Bombardier will build 1,395 new cars (191 trains), the first of which will enter service on the Metropolitan Line in 2010. The first pre-production train will be completed during 2008 and will begin its testing programme later in the year. Already, the first cars have been produced and are undergoing initial testing.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

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FINMECCANICA

BOMBARDIER

PRESS RELEASE

BOMBARDIER AND FINMECCANICA SIGN COOPERATION AGREEMENT FOR THE DEVELOPMENT OF A NEW VERY HIGH-SPEED TRAIN

Rome, April 1, 2008 – Bombardier Transportation and AnsaldoBreda, Finmeccanica's subsidiary for the railway sector, announced today their signature of an agreement to jointly develop, bid and manufacture a new high speed train capable of travelling at more than 300 km/h and which eliminates the shortcomings of existing concepts. Important aspects such as improved operating efficiency and safety, enhanced seating capacity and compliance with European interoperability standards will be addressed. This will be possible by appliyng the leading technologies recently developed by Bombardier Transportation and Finmeccanica for the the global high speed rail sector.

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier in high-speed rail
As the leading supplier of passenger rail equipment and services worldwide, Bombardier has accumulated 20 years of experience in the high speed sector and has participated in the delivery of almost 850 trains and vehicles for high-speed and very high-speed applications worldwide. Bombardier has been a key player in the delivery of almost all very high-speed trains operating today in Europe, including the ICE family of trains in Germany, the ETR 500 in Italy, the AVE S-102 in Spain and four different series of TGV in France. This experience has recently culminated in its evolutionary in-house development, known as Bombardier *ZEFIRO* high-speed technology. Utilising service-proven systems and components from some of the most successful high-speed trains in Europe and China, including the optimum in carbody, bogies, propulsion and pantograph equipment, the *ZEFIRO* technology allows to create tailor-made solutions for individual customer requirements' to ensure their commercial success.

ZEFIRO technology was recently incorporated within a contract in China for the delivery of 20 EMU sleeper trainsets, awarded in October 2007.

About AnsaldoBreda in high-speed rail
A global player in the railway transportation and mass transit sectors, AnsaldoBreda has particular experience in high speed rail demonstrated by the delivery of the multi system ETR500 train to the Italian railways.

AnsaldoBreda is currently delivering its new V250 high speed train to the Netherlands and Belgium railways for operation on the Amsterdam Brussels route.

Built with highly proven systems, such as the propulsion and the signaling systems, the V250 high speed train is known for its superior performance and compliance with European interoperability standards (TSI).

About AnsaldoBreda
AnsaldoBreda is the Finmeccanica's specialist in the manufacture of technologically advanced rolling stock for railway and urban transit systems that represents the state of the art under both the mechanical and the electrical aspects.

AnsaldoBreda builds complete trains, high-speed trains, diesel and electrical locomotives, double-decker electric trains, Electric Multiple Unit (EMU), Diesel Multiple Unit (DMU), single and double-decker passenger cars, subway cars and Sirio trams.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com.

About Finmeccanica
Finmeccanica is Italy's leading high-tech company, operative in the design and manufacture of helicopters, civil and military aircrafts, aero structures, satellites, space infrastructure, missiles and defense electronics. Finmeccanica also boasts significant manufacturing assets and skills in the transport and energy. The group is listed in the Milan stock exchange and operates in Italy and abroad through its companies and joint ventures. It employs around 60.000 staff in total, about 10.000 of which are located in the UK, 3.500 in France and 2.000 in the United States.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany and Austria
Jürgen Kornmann: + 49 30 986 07 1138

Central and Eastern Europe
Heiner Spannuth: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Nordic Countries
Jonny Hedberg: + 46 8 681 5062

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux
Guy Hendrix: +32 2289 7341

France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

END